Exhibit 99.2

SESA STERLITE LIMITED

ANNUAL REPORT

2013-14

CONSOLIDATED STRENGTHS SUSTAINABLE VALUE

WHAT’S INSIDE?

Company Overview

2

Quick Facts

4

Sesa Sterlite at a Glance

10

2013-14 in Retrospect

12

Note from the Chairman Emeritus

14

Chairman’s Message

16

CEO’s Statement

18

Open Forum

20

Strong Fundamentals for Demand

24

Harnessing India’s Resource Potential

26

Consolidated Strengths

28

Sustainable Value

30

Key Performance Indicators

32

Business Model

34

Strategic Framework

36

Board of Directors

40

Profiles of the Management Team

Statutory Reports

42

Market Overview

46

Management Discussion and Analysis

76

Business Responsibility Report

100

Directors’ Report

112

Report on Corporate Governance

Financial Statements

142 - 200

Standalone

143

Independent Auditors’ Report

148

Balance Sheet

149

Statement of Profit and Loss

150

Cash Flow Statement

152

Notes

201 - 272

Consolidated

202

Independent Auditors’ Report

204

Balance Sheet

205

Statement of Profit and Loss

206

Cash Flow Statement

208

Notes

276

Awards & Accolades

THE MERGER OF SESA GOA AND STERLITE INDUSTRIES CREATED SESA STERLITE - ONE OF THE WORLD’S LARGEST DIVERSIFIED NATURAL RESOURCES COMPANIES.

It has a portfolio of world-class, low-cost, scaleable assets that generate strong and consistent profitability with robust cash flows.

The consolidation of our strengths, will lead to the creation of better opportunities and sustainable value for all stakeholders. It will also facilitate the fulfillment of our sustainability objectives and community outreach, helping improve the lives of many.

In our first annual report, we outline our vision and strategy and give you a glimpse into the assets we own, the role we play in securing a resource-rich future, and the manner in which we care for our communities.

WELCOME TO OUR WORLD.

2 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

QUICK

FACTS

ONE OF THE WORLD’S LARGEST DIVERSIFIED NATURAL RESOURCES COMPANIES	OPERATING ~30% OF INDIA’S CRUDE OIL PRODUCTION

WORLD’S FASTEST GROWING ENERGY COMPANY, AS PER PLATTS RANKING 2013	WORLD’S LARGEST ZINC MINER AND SECOND LARGEST INTEGRATED ZINC PRODUCER

Company Overview
Quick Facts	3

INDIA’S MARKET LEADER IN MOST OF THE COMMODITIES IT OPERATES IN	ONE OF THE LARGEST PRIVATE SECTOR EMPLOYERS WITH 71,000+ DIRECT AND INDIRECT EMPLOYEES

COMMUNITY OUTREACH PROGRAMMES REACHING 3.4+ MILLION	CONTRIBUTED 30,000+ CRORE TO INDIA’S EXCHEQUER

4 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

SESA STERLITE

AT A GLANCE

Sesa Sterlite Limited (“Sesa Sterlite”) is one of the world’s largest diversified natural resources companies.

MERGER

•	Sterlite Industries Limited and Sesa Goa Limited merged to create Sesa Sterlite Limited

•	Vedanta Aluminium Limited has been 100% consolidated into Sesa Sterlite Limited

•	Sterlite Energy Limited merged into Sesa Sterlite Limited

*	As on March 31, 2014

•	MALCO merged into Sesa Sterlite Limited

•	Vedanta’s direct holding of 38.8% in Cairn India Limited transferred to Sesa Sterlite, with associated debt. Sesa Sterlite now has a 58.9%* shareholding in Cairn India

Company Overview
Sesa Sterlite at a Glance	5

KEY HIGHLIGHTS OF MERGER

•	The merger of Sterlite Industries (India) Limited and Sesa Goa Limited, and the consolidation of the Vedanta Group has created one of the world’s largest diversified natural resource majors.

•	Our business primarily involves exploring, extracting and processing minerals and oil & gas.

•	We produce oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power.
•	Sesa Sterlite has a portfolio of large, world-class, low cost, scalable assets in close proximity to high growth markets.

•	We have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka.

•	We also have a strong position in emerging markets with around 80% of our revenues from India, China, East Asia, Africa and the Middle East.
•	A diversified portfolio is expected to reduce volatility of earnings through commodity cycles, lowering the cost of capital and enhancing value.

•	The consolidation will generate significant financial and operational synergies.

•	Sesa Sterlite is a subsidiary of Vedanta Resources Plc, a London-listed company.
•	Sesa Sterlite is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs. listed on the New York Stock Exchange.

As on March 31, 2014

6 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

SESA STERLITE

AT A GLANCE

OUR ASSETS

- Copper
- Aluminium
- Power
- Iron Ore
- Zinc
- Oil & Gas
- Projects under development
- Captive Power Plant

INDIA

Copper

1. Silvassa refinery
2. Tuticorin smelter and refinery

Aluminium

3. Lanjigarh mine and refinery (VAL)
4. Jharsuguda Aluminium (VAL) and Commercial Power project (SEL)
5. Korba smelter

Power

4. Jharsuguda Aluminium (VAL) and Commercial Power project (SEL)
6. Talwandi Sabo (TSPL)
7. MALCO

Iron Ore

8. Sesa Goa operations, Goa
9. Sesa Goa operations, Karnataka

Zinc-Lead-Silver

10. Debari smelter
11. Chanderiya Dariba smelters
12. Rampura Agucha mine
13. Rajpura Dariba and Zawar mine
14. Sindesar Khurd mine
15. Vizag smelter

Oil & Gas

16. Mangala, Rajasthan
17. Ravva, Andhra Pradesh
18. Cambay, Gujarat

Projects under development

4. Jharsuguda Aluminium (VAL) and Commercial Power project (SEL)
5. Korba smelter
19. Mangala, Rajasthan
20. Cambay, Gujarat
21. Tuticorin smelter and refinery

REST OF THE WORLD

Lisheen mine
IRELAND

Iron Ore project - Western Cluster
LIBERIA

Oil & Gas assets
SRI LANKA

NAMIBIA
Skorpion mine

Black Mountain mine
SOUTH AFRICA

AUSTRALIA
Mt. Lyell mine

Maps not to scale

Company Overview
Sesa Sterlite at a Glance	7

ZINC-LEAD-SILVER

We are the world’s second largest integrated zinc producer with operations in India, Namibia, South Africa and Ireland and one of the leading silver producers globally.

Key Strengths

•	The world’s largest zinc mine, the Rampura Agucha Mine in India.

•	One of the world’s largest undeveloped zinc deposits at Gamsberg, South Africa.

•	Silver-rich ore from the Sindesar Khurd lead-zinc mine in India.

Production Volumes

1,119 kt

Zinc & Lead

350 tonnes

Silver

EBITDA

8,086 Crore

Cost Curve Position

Zinc India - 1st Quartile

Zinc Intl. - 2nd Quartile

R&R Life

Zinc India - 25+ years

Zinc Intl. - 20+ years

OIL & GAS

Cairn India has been operating for close to 20 years, playing an active role in developing India’s oil and gas resources. To date, it has opened 4 frontier basins with over 40 discoveries, 31 in Rajasthan alone. It has a portfolio of 9 blocks – one block in Rajasthan, which contains multiple assets, two on the west coast and four on the east coast of India and one each in Sri Lanka and South Africa. Oil & gas is currently being produced from Rajasthan, Ravva & Cambay.

Key Strengths

•	Cairn India was rated as the fastest-growing energy company in the world, as per 2012 & 2013 Platts Top 250 Global Energy Company Rankings.

•	Ranks among the top 20 independent E&P companies, globally.

•	Contributes ~30% of India’s current domestic crude production.

Production Volumes

218k boepd

EBITDA

13,877 Crore

Cost Curve Position

1st Quartile

R&R Life

15+ years

8 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

SESA STERLITE

AT A GLANCE

IRON ORE

Our iron ore mining operations are carried out in the Indian States of Goa and Karnataka. We had acquired iron ore assets in Liberia, West Africa. Iron ore operations in India were affected by state-wide mining ban during the year.

Key Strengths

•	Total R&R of 431 mt in India.

•	Over 1 billion tonnes iron ore deposit at Liberia iron ore project assets, West Africa.

Production Volumes

1.5 mt

EBITDA

(230) Crore

Cost Curve Position

1st Quartile

R&R Life

20+ years

COPPER

Our copper business includes operations in India and Australia.

•	Our copper India operations includes a custom smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Thoothukudi in southern India, a refinery and two copper rod plants at Silvassa in western India.

•	We also own the Mt. Lyell copper mine in Tasmania, Australia. Our Australian mines supply a part of the concentrate requirements of our Indian operations.

Key Strengths

•	One of the most efficient custom copper smelters in the world.

•	We are among the top two copper producers in India.

Production Volumes

294 kt

EBITDA

1,176 Crore

Copper India

Cost Curve Position

2nd Quartile

Company Overview
Sesa Sterlite at a Glance	9

ALUMINIUM

We are the largest aluminium producer in India with integrated power and strategically located large-scale assets. Our aluminium operations have operational smelters at Korba (Chhattisgarh) and Jharsuguda (Odisha) and an alumina refinery at Lanjigarh (Odisha).

Key Strengths

•	Efficient assets operating in the lower half of the cost curve despite third party bauxite, alumina.

•	Operations located in the bauxite and coal rich regions in Eastern India.

Production Volumes

794 kt

EBITDA

1,716 Crore

POWER

We operate multiple power plants across locations in India including the 2,400 MW power plant at Jharsuguda. We are focussed on commissioning and ramping-up the 1,980 MW power plant at Talwandi Sabo, India.

Key Strengths

•	We are one of the largest independent power producers in India.

•	One of the largest wind power producers in the country.

Production Volumes

9,374 million units

EBITDA

1,025 Crore

10 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

2013-14

IN RETROSPECT

FINANCIAL HIGHLIGHTS

72,591 Crore Proforma Revenues	5,005 Crore Proforma Attributable PAT	47%[1] Proforma EBITDA Margin [1] Excludes custom smelting at Zinc and Copper-India operations	25,665 Crore Proforma EBITDA
31,100 Crore Contributed to India’s Exchequer* * in the form of taxes, duties, royalties and profit petroleum	3.25 per share Total dividend	50,797 Crore Cash & Cash equivalents

Full year actual financial numbers include results of all consolidating entities of Sesa Sterlite Limited for the full year, except Cairn India, which was consolidated from 26 August 2013. Hence, the Company has drawn an adjusted proforma account for FY 2013-14 to indicate the performance during the period, had the merger been effected from beginning of the period. The adjusted proforma numbers also excludes the impact of a one-time tax credit recognised on account of this re-organisation.

Company Overview
2013-14 in Retrospect	11

OPERATIONAL HIGHLIGHTS

100% reserve replacement ratio Cairn India	Strong operating performance Aluminium business	Second 80 MW unit commissioned Tuticorin Copper smelter	Record Oil & Gas production 200,000 boepd at Rajasthan in March 2014
Landmark cumulative production of 200 million barrels Cairn India	Record mined and integrated metal production Zinc India	First metal tapped BALCO 325kt Aluminium smelter

12 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTE FROM THE

CHAIRMAN EMERITUS

Anil Agarwal

Chairman Emeritus

Company Overview
Note from the Chairman Emeritus	13

INDIA’S ABUNDANT RESERVES OF INVALUABLE RESOURCES CAN TRANSFORM THE COUNTRY’S SOCIO-ECONOMIC SITUATION.

The natural resources sector has the potential to add US$1 trillion to the Indian economy, which can substantially contribute towards critical investments in education, employment generation, healthcare and nutrition. I believe, India’s economic growth can be enhanced by its resource abundance, if we can unlock the potential of the resources sector through prudent polices and a long-term vision.

As one of the world’s fastest growing diversified natural resources company, Sesa Sterlite has an important role to play in India’s journey towards industrial regeneration and socio-economic well-being.

The merger of Sesa Goa and Sterlite Industries is a natural evolution, leading to the simplification of the Group’s structure. As the principal operating company in the Group, Sesa Sterlite will go a long way towards strengthening our commitment of value creation for all stakeholders.

14 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

CHAIRMAN’S

MESSAGE

Navin Agarwal

Executive Chairman

India is integral to our vision for sustainable growth. The country’s geology is similar to that of Australia and Africa and we are well endowed with minerals and oil and gas. In addition, we are among the few countries in the world, which has abundant reserves of iron ore, bauxite, zinc and coal.

Dear Shareholders,

Sesa Sterlite believes in continuous transformation to unlock potential and create value for society in many ways. The resources that we bring to the market facilitate economic growth and help improve the quality of life. Over the years, we have taken significant steps to transform ourselves through strategic organic and inorganic growth initiatives. With our sustainability approach and value-focused strategy, we are well positioned to create greater opportunities for a rapidly transforming Indian economy.

India is integral to our vision for sustainable growth. The country’s geology is similar to that of Australia and Africa, and we are well endowed with minerals and oil and gas. We are among the few countries in the world, which has abundant reserves of iron ore, bauxite, zinc and coal. However, owing to multiple structural and regulatory challenges India’s resource abundance largely remains unexplored. Even the country’s exploration spend as a proportion of global non-ferrous exploration spend is abysmally low at 0.2%. Our country can greatly reduce its import dependence by harnessing its indigenous resource base.

At Sesa Sterlite, we are focused on playing a significant role in harnessing that potential. Our fundamental strength lies in the quality of our assets, and our operating mantra has always been to strengthen our assets. Our well invested assets are driving positive cash flow. Driven by our vision and leveraging the experience and expertise of our Team, we have succeeded in transforming our business, from being just a copper smelting company to a diversified resources enterprise with an extensive portfolio of Tier 1 assets.

Company Overview
Chairman’s Message	15

Our focus on sustainable development is reinforced by community outreach programmes. These programmes are driven by stakeholder engagement and consultation, along with baseline studies and need-based assessments. We have been able to touch and transform the lives of millions of people through these initiatives, and we intend to intensify our efforts further.

As we grew over the years, we strongly felt the need to simplify our group structure and eliminate cross holdings. This was also one of the key suggestions we received from our shareholders, and this led to the creation of Sesa Sterlite. The Sesa Sterlite merger was completed last year; we have reconstituted the Board, and the merged entity has delivered a strong performance in FY 2014. We are now focusing on optimising our assets, enhancing production with continued cost rationalisation and generating strong cash flows.

At Sesa Sterlite, we have created a high-performance culture that encourages and rewards proactive initiatives and leading-edge talent. We have been able to grow significantly in terms of volumes, profitability and sustainability, amid a challenging global operating environment owing to the contribution of our people. Today, we are among the largest employers in each Indian state we operate, and we are committed to build on our team strength. Our learning and development initiatives help nurture globally benchmarked technical, functional and managerial skill sets required for running world-class operations.

We believe a high-performance culture must also include a robust safety paradigm. Safety is viewed as a way of life at Sesa Sterlite. Ensuring the safety of our workforce and safety of the communities where we operate takes precedence over all other concerns. Our consistent endeavour has always been to provide a workplace that is free from any occupational hazards or sickness with focus on minimising the environmental impact of our operations. We intend to strengthen our efforts further, going forward.

Our focus on sustainable development is reinforced by community outreach programmes. These programmes are driven by stakeholder engagement and consultation, along with baseline studies and need-based assessments. We have been able to touch and transform the lives of millions of people through these initiatives, and we intend to intensify our efforts further in the coming years.

Going forward, we will focus on the following

key priorities: enhance production across portfolio with emphasis on sustainable returns; reduce gearing by generating free cash flow from all businesses; continue minority buyouts; extend community initiatives to improve the quality of life of people and contribute meaningfully to India’s economic development.

India is now on the path of a significant socio-economic transformation. With demographic advantage, stable governance and an aspirational society the thrust towards industrialisation and urbanisation in the country will accelerate further. As a billion-plus population aspire for a better quality of life, the demand for raw materials and energy security will increase manifold. This reality drives our business optimism and will shape our future strategies for growth.

I am confident that the new Board and our new CEO, Tom Albanese will play a pivotal role in consolidating our strengths and create more opportunities for sustainable value creation. On behalf of the Board, I thank all employees, management team, shareholders, business associates, regulatory authorities, Government of India, state governments and the greater stakeholder community for helping us in our journey forward.

Navin Agarwal

Executive Chairman

16 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

CEO’S

STATEMENT

Tom Albanese

Chief Executive Officer

Tom Albanese became the Chief Executive Officer on April 1, 2014. He gives his initial impressions of the Company and outlines his first priorities.

Taking the helm of a world class business is an honour, and I am especially excited to be leading India’s premier diversified resources company Sesa Sterlite, which is well-positioned in a country, where I see the potential for significant demand growth and the opportunity to develop and harness natural resources to meet this growing in demand.

India has long held a fascination for me. It is endowed with a vast and largely untapped potential in natural resources, and it is also a country of fast-growing aspirations. It is home to over a billion people driving demand for consumer durables, transportation, telecommunications and new infrastructure.

Just prior to taking up the role, I spent six months as Chairman of Vedanta Resources Holdings Limited, that operates as a subsidiary of Vedanta Resources Plc and the holding company for the operating companies, which gave me an opportunity to know the Company well, visit the operations and chair several monthly Executive Committee meetings going through detailed reviews of business performance. I visited almost every asset and spent a lot of time underground which left me as energised as my first mining job more than 30 years ago. I wanted the opportunity to look and learn, engage with the workforce and gain a well-informed first-hand impression.

OUR PEOPLE

What I have found is a very effective management team and a professional and committed workforce, and I express my thanks to the outgoing CEO of the Group, Mr. M. S. Mehta and the outgoing CEOs of the Iron Ore division, Mr. P. K. Mukherjee, and Oil & Gas division, Mr. P. Elango, whose efforts to build these teams have been commendable.

There are some gaps which we need to fill, such as boosting underground mining expertise, but the organisation is staffed by highly capable teams. It is clear to me we have commercial acumen in depth, as well as a proven process engineering capability and a tremendous culture of leadership development.

We will be building on our teams in the coming year, benefiting from strong internal talent and complementing it with fresh perspectives from external hires. On that note, I am delighted that we have hired a new head of Corporate Communications and Corporate Social Responsibility who is taking up this role with a strong emphasis on CSR; an area where I think we can present ourselves better.

OUR ASSETS

My tour of the assets confirmed to me that we have much to be proud about. The Company’s ethos of keeping a firm control on costs is clearly translated into action on the ground, with our largest businesses ranking in the lowest cost quartile of the global cost curve.

I have also been struck by the world class quality of resources and resource potential. In particular, three assets come to mind. Our prolific onshore Rajasthan oil and gas block; the Zinc India assets, also in Rajasthan, with the Rampura Agucha mine, the largest zinc-lead mine in the world; and our low-cost iron ore mines in Goa.

Company Overview
CEO’s Statement	17

These are just a few examples in a very exciting landscape. As a resources explorer, I know that this sector and our organisation can play a vital role in India’s growth and prosperity. It will be part of my remit to engage with policymakers to help in harnessing India’s resource potential and thereby create growth and employment.

IMMEDIATE OPERATING PRIORITIES

In the near-term, I see a number of key operating priorities that we are focussed on. They are:

•	To ramp up aluminium production and obtain access to bauxite

•	To resume iron ore mining operations at Goa

I will also focus on driving further the already successful businesses, and this will include maximising exploration and optimising production at the Rajasthan oil and gas block and a proper transition of the Rampura Agucha mine at Zinc India from open-cast to underground in the next few years.

SAFETY: ZERO HARM

Having spent my professional life involved with the mining industry across different countries, I know first-hand the absolute necessity to strive for a zero harm environment.

So although there have been some improvements in the Company’s Lost Time Injury Frequency Rate metrics, I have communicated to the Board, the management team and the entire workforce that the fatality rates at our operations are wholly unacceptable.

I am therefore conducting a personal and thorough appraisal of our safety management processes, contractor management and compliance, and internal safety leadership with the clear target of moving towards a zero harm record.

This is not only the right thing to do by the workforce, but in my experience, the safest businesses are also the most capably led and efficient, with all the benefits that flow to employees, communities and shareholders alike.

PROTECTING OUR LICENSE TO OPERATE

The most successful businesses in our sector have not merely gained a license to operate; every day, they work to protect and maintain that license. In turn, they have assets that don’t just last a decade but have productive lives that can span generations of workers.

At the heart of this longevity is Corporate Social Responsibility in its fullest sense: a commitment to engage with local communities; to safeguard the wellbeing of the workforce; and to minimise wherever possible the impact made on the environment. Indeed,

Our prolific onshore Rajasthan oil and gas block; the Zinc India assets, also in Rajasthan, with the largest zinc-lead mine in the world; and our low-cost iron ore mines in Goa.

legislation is raising the bar on these issues, not just in India but around the world. While Sesa Sterlite meets or exceeds regulatory requirements, I am focused on raising standards further.

One of the first locations I visited was Lanjigarh, where we have ambitions to ramp-up the refinery to a capacity of 5 million tonnes of alumina. However, the bauxite for this is to be supplied by the State Government as per our existing Memorandum of Understanding. On behalf of Vedanta, I reiterate that we will not consider developing any bauxite resources including the Niyamgiri mines, without the consent of the local communities.

Regarding our employees, we are conducting a gap analysis to ensure our compliance with the UN Principles of Human Rights. I am also introducing two non-negotiables: the radical improvement in safety I mentioned above, and a reinforcement of the strong principles already in place here surrounding compliance, integrity and ethics. Our performance in both these areas will be led by a strong tone from the top.

So as I set to work in my first year as CEO, I’m very excited about the potential ahead. We have the people and the assets and I look forward to setting a stage that will enable even greater performances ahead.

We are all here for the purpose of adding value, for our shareholders, our employees, and all stakeholders. Over the years, the Group has created tremendous value for all three, and I am committed to continue to do this in the future, and take Sesa Sterlite to the next level of performance in all aspects.

Tom Albanese

Chief Executive Officer

18 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

OPEN FORUM

Executive Chairman & CEO answer some of

the frequently asked questions

Navin Agarwal, Executive Chairman

Tom Albanese, Chief Executive Officer

India will have a strong demand for commodities with growing urbanisation and favorable demographics over the next 20-30 years, current low levels of per capita consumption, and a robust democracy. India has abundant geological resources and the potential to build a world class natural resources industry that not only provides energy and raw material security to the country, but also creates considerable employment and economic activity.

Q: How will the executive management of the Sesa Sterlite Group change with the introduction of a new Chief Executive Officer?

Navin Agarwal: We are delighted to welcome Tom Albanese to the Group. He was appointed the CEO of Sesa Sterlite and Vedanta Resources from 1 April. Tom brings extensive experience in the resources sector and I’m proud to say that he has built an excellent understanding of our businesses over the last half year as he visited our businesses, reviewed monthly business performance of all businesses, and was actively involved in the Executive Committee.

We will work closely together to drive the Company forward. The Board and I will retain responsibility for strategic development, including M&A, and Tom will lead the businesses, driving operational excellence, further developing our stakeholder engagement and taking forward corporate initiatives to simplify the group structure.

Q: You have announced many changes to the Board this year. What was the strategic rationale behind reconstituting the Board?

Navin Agarwal: When we announced the Sesa Sterlite merger, we had said that we will reconstitute the Board and to that end, we appointed three new independent directors to the Board. Ms. Lalita Gupte, former Joint Managing Director of ICICI Bank, and currently Chairperson of ICICI Venture Funds Management Company

Limited, Mr. Naresh Chandra, former Indian Ambassador to the US and Cabinet Secretary to the Government of India, and Mr. Ravi Kant, former Managing Director of Tata Motors Ltd., and currently its Vice Chairman. Mr. Gurudas Kamat, the existing independent director on the board, is the retired Chief Justice of the Gujarat High Court and is currently engaged in judicial work relating to arbitration and conciliation. Sesa Sterlite has a well-rounded Board, with members bringing a wealth of experience and diverse expertise covering strategy and operations for global businesses; international capital markets; public policy, law and corporate governance.

Q: Sesa Sterlite has made a large investment in Aluminium but you don’t have a captive source of bauxite yet and have faced criticism about this - so what are your plans now?

Navin Agarwal: The state of Odisha in India is a natural destination for producing Aluminium. India has the eighth largest bauxite deposits in the world and 50% of these are in Odisha, and nearly half of Odisha’s bauxite is within a radius of 100-150 km from the refinery that we have built. We have a Memorandum of Understanding with the Odisha State Government, through which we are assured supply of 150 million tonnes of bauxite for our processing facility, and we will continue to work closely with the State Government. From our perspective, we have made it clear that Vedanta will not source bauxite from Niyamgiri bauxite deposit without the consent of the local community.

Company Overview
Open Forum	19

Tom Albanese: One of the first operations I visited was the Lanjigarh alumina refinery. I must say that I was pleasantly surprised by the level of care on the ground and I think that the reality is much better than it’s widely perceived. While Vedanta has done a commendable job in terms of community development near and around the Lanjigarh refinery, these good deeds have unfortunately been overshadowed by the controversy at Niyamgiri. We will now focus our attention to other resources on a regional basis which can be developed in a manner consistent with global norms and expectations. Even though we do not have sufficient captive feed currently, we continue to operate our Aluminium smelters at Jharsuguda, in Odisha, and Korba, in the adjoining state of Chhattisgarh, efficiently, producing aluminium in the lower half of the cost curve, despite the higher cost of purchased bauxite and alumina.

Q: Court Orders to restart iron ore mining in the states of Karnataka and Goa have been issued after long periods of mining bans in both these states of India. However, it seems that not all issues have been resolved. What is the latest and will you get back to production levels before the bans?

Tom Albanese: We restarted our operations at Karnataka in end December, and have been selling ore through government sponsored e-auctions. I see the authorisation to restart mining in Karnataka and the Supreme Court order in Goa as an encouraging sign, confirming that we are gaining momentum in the right direction. Our iron ore mining division has operated sustainably for nearly six decades, and we have had a strong focus on sustainable mining and adding more to reserves and resources through exploration, than what we mine out. We are currently working with the State Government of Goa and the Ministry of Environment and Forests to obtain necessary approvals to restart mining in Goa, and hope to start production after the monsoon season this year.

Overall, India has the seventh largest reserves of iron ore in the world and Goa as a region is not constrained by geology. We have seen geological features at our Sonshi mine in Goa which resemble those in the Pilbara in Western Australia. Besides, with proximity to inland waterways and port, the mines in Goa have a strong cost positioning.

Navin Agarwal: The issues in the state of Goa were driven by environmental concerns as mining activity increased significantly in response to record iron ore prices and access to port through inland waterways. As many small unorganised miners sprang up, the government restricted mining activity across the state with an intention to ensure responsible mining, and this affected large, organised miners such as our iron ore operations, which has a track record of responsible mining for over six decades in the area. If you take a look at the work done on returning the depleted Sanquelim mine in Goa to its natural state, you will see a fully reclaimed environment where we have planted over 600,000 trees, and open pits have been converted to ponds and fisheries.

Q: You have been trying to buyout Government of India’s stake in HZL and BALCO for some time now. At what stage is this buyout and by when do you plan to complete it.

Navin Agarwal: We completed the merger of Sesa Goa and Sterlite in August last year and that was a major step forward in our journey to unlock value and we are already seeing the benefits of that. The purchase of Government of India’s share in HZL and BALCO is one of our key priority. An offer has been made and is under consideration, but the timetable for this is not something we can control.

Q: What are your strategic priorities going forward and do you envisage any changes to strategy?

Navin Agarwal: Our vision and strategy for the Company remains the same: to build and grow a diversified global natural resources major and Tom shares that vision. However, right now our primary objective is to deleverage from the cash flows that the business is generating as our capital intensive projects are nearing completion and ramping up production.

Currently, we are working on the low-risk projects at the high-margin businesses of oil & gas and zinc, which have significant cash generation from existing operations, and cash balances. As we consider future investment opportunities, these decisions will be based on rigorous capital allocation and we will continue to evaluate all available options for capital deployment.

Tom Albanese: From my point of view, India will have a strong demand for commodities with growing urbanisation and favorable demographics over the next 20-30 years, current low levels of per capita consumption, and a robust democracy. India has abundant geological resources and the potential to build a world class natural resources industry that not only provides energy and raw material security to the country, but also creates considerable employment and economic activity. As the largest diversified natural resources company in India, we are at the forefront of this opportunity.

STRONG FUNDAMENTALS FOR DEMAND

India is the largest democracy in the world with over a billion people and expanding markets. The per capita consumption of commodities is far lower than the world average, and about one-tenth of that of China.

India’s consumption is expected to rise due to favorable demographics. In contrast to the world and China’s increasing dependency ratios, India’s population has a rising share of labour force. Additionally, India’s urbanisation levels in India are low, and expected to increase consistently and significantly.

A direct outcome of these trends is the increased demand for key metals, minerals and energy resources.

Company Overview
Strong Fundamentals for Demand	21

Low Per Capita Consumption*

*	Metals - CY 2013 per capita consumption in kg; Oil - CY 2012 per capita consumption in barrels

India’s urbanisation increasing but below World average	Increasing Labour Force
(% of Total Population)	(% of Total Population)

Sources: Wood Mackenzie, BP Statistical Report, Global Insight

22 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

INDIA’S UNEXPLORED POTENTIAL

Metal and Mining

India has a geology similar to Australia and Africa, but is significantly under-explored. India is among the top 10 countries in terms of reserves of iron ore, bauxite, zinc and coal. However, there is still a significant potential for resource extraction.

Globally, non-ferrous exploration spending has fallen over the last few years. Of this, India’s share remains significantly low at 0.2%. There is a huge untapped mining potential in India.

India: A natural resource destination Global ranking¹
5th Coal R&R: 295 billion tonnes 7th Iron Ore R&R: 29 billion tonnes	6th Zinc R&R: 50 million tonnes 8th Bauxite R&R: 3.5 billion tonnes

India’s low share in global non-ferrous exploration spending

(%)

Source : SNL Metals Economics Group, Wood Mackenzie, GOI Ministry of Mines, BP Statistical Review June 2013, Metalytics Iron Ore compendium, US Geological Survey

Total estimated Reserves and Resources based upon public sources including GSI, GOI, Wood Mackenzie, UNFC & IBM

1.      Ranking based on reserves

Company Overview
India’s Unexplored Potential	23

Oil and Gas

Every year around 200 exploration wells are drilled in India. Since inception, around 6,700 exploration wells in total have been drilled. The US, on the other hand, drills as many wells in less than 3 years.[1]

Private sector participation has increased in the Indian E&P sector. Other than erstwhile India’s national Oil & Gas companies, in a few years, most of the incremental crude oil has been produced by Sesa Sterlite’s subsidiary Cairn India.

Wells drilled in India versus wells drilled in the US1 (Nos.) Exploration wells
78%
basin yet to be well explored
~130 billion barrels of resource in ‘yet to find’ category
32% basin yet to be offered for exploration

Our increasing contribution to India’s

Crude Oil production

(Million Metric Tonnes)

Source: DGH, EIA. World Oil, PIB, MoPNG, IEA WEO 2013

1.      US wells data for 2010; India for FY 2012-13. Rig data for November 2013

HARNESSING INDIA’S RESOURCE POTENTIAL
Sesa Sterlite operates in most of the key mineral rich states of India. Sesa Sterlite is the largest primary producer of zinc, lead, silver, aluminium and largest private producer of crude oil.

Company Overview
Harnessing India’s Resource Potential	25

Market leadership in various commodities in India2

(%)

Source: Indian Ministry of Petroleum and Natural Gas, IBIS, Aluminum Association of India, ILZDA, company sources, Ministry of Mines, Ministry of Coal, Government of India, Indian Bureau of Mines, Centre for Monitoring Indian Economy, FICCI.

1.	Only major states covered
2.	Based on domestic Consumption, except Aluminium which is based on primary production.
3.	Based on Primary lead
4.	Based on data from MoPNG, February 2014

CONSOLIDATED STRENGTHS
A diversified portfolio has supported Sesa Sterlite’s operations. The portfolio consists of world-class assets with structural advantages in terms of costs, size and scalability, and mine life, and is well diversified across commodities. An additional advantage is that of material upside in a number of assets where the majority of capex has largely been invested and production is ramping-up to full capacity.

Company Overview
Consolidated Strengths	27

Diversified portfolio of Tier-1 Assets Positioning

	R&R Life[1]	FY2014 Production	Capacity[2]
Oil & Gas (Cairn India)	15+	218k boepd	225k+ boepd[3]
Zinc India (HZL)	25+	880 kt	1.2 mtpa
Silver (HZL)	25+	350 tonnes	500 tonnes
Zinc International	20+	364 kt	400 ktpa
Iron Ore[4]	20+	1.5 mt5	16.8 mtpa[6]
Aluminium		794 kt	2.3 mtpa

Competitive Position on Cost Curve Quartiles

Proforma EBITDA Breakup (%)	Consistent Margins driven by Diversification Proforma EBITDA Margin (%)

FY2014 EBITDA Breakup excludes Iron Ore	EBITDA Margin excludes custom smelting at Zinc India and Copper India

1.	Based on FY2013-14 production and R&R as at 31 March 2013; Iron ore is based on existing capacity; Zinc International includes Gambsberg deposit in R&R
2.	Includes announced expansion; Iron ore shown at existing EC capacity of Goa and provisional capacity in Karnataka
3.	Expected capacity for currently producing assets
4.	Numbers excluding Liberia
5.	Iron ore operations affected by mining restrictions in Goa
6.	Recent SC judgement has imposed an interim cap of 20 mt for the state of Goa

SUSTAINABLE VALUE
The consolidation of our strengths, will lead to the creation of better opportunities and sustainable value for all stakeholders. It will also facilitate the fulfillment of our sustainability objectives and community outreach, helping improve the lives of many.

Company Overview
Sustainable Value	29

Safety

•	Significant reduction in LTIFR

•	Focus is on eliminating fatalities

•	Behavioural based safety programmes introduced

Environment

•	US$ 250 Million worth of investments on environment over last 3 years

•	50%+ increase in waste heat power generation capacity to 139 MW

•	74% of non-hazardous waste recycled

•	Higher technical standards, more recycling rate and zero-discharge facilities

Communities and Human Rights

•	Focus on stakeholder engagement

•	Conducting a gap analysis as a step towards becoming a signatory of UNCHR

•	250+ partnerships with NGOs, local governments, academia and private hospitals

•	Focus on local consent prior to accessing resources

Society

•	Around 71,000 direct and indirect employees

•	Over 31,000 Crore contributed to the National Exchequer

•	3,500 village meetings held

•	Over 3.4 million people benefited through initiatives

30 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

KEY PERFORMANCE

INDICATORS

The merger of Sesa Goa Limited and Sterlite Industries (India) Limited and Vedanta Group Consolidation created a new entity called Sesa Sterlite Limited. The new company has identified the key performance indicators in FY 2013-14 that it believes are useful in assessing how well the Company will be performing against its strategic aims.

They encompass both financial and non-financial measures.

GROWTH

Revenue

Revenue represents the value of goods provided to third parties during the year.

72,591 Crore

Adjusted Proforma Revenue

Strong adjusted proforma revenue on account of higher volumes at Zinc India, Oil & Gas, aluminium business and INR depreciation despite temporary closure of Copper India operations in Q1 FY 2013-14, suspension of iron ore mining operations and lower commodity prices.

EBITDA

Earnings before Interest, Taxes, Depreciation and Amortisation (‘EBITDA’) are a factor of volumes, prices and cost of production. This measure is calculated by adjusting operating profit for special items, and adding depreciation and amortisation.

25,665 Crore

Adjusted Proforma EBITDA

Strong adjusted Proforma EBITDA on account of better operating performance at Cairn India, Zinc India and Jharsuguda aluminium smelter, partially offset by lower EBITDA due to reduced volumes at the Iron Ore business, Australian copper mines and Zinc International. The INR depreciation helped to mitigate the impact of lower commodity prices.

Cash, cash equivalent and liquid investments

Cash, cash equivalents and liquid investments represents the most liquid assets found within the asset portion of the company’s balance sheet. Cash equivalents are assets that are readily convertible into cash.

50,797 Crore

Cash, cash equivalent and liquid investments

Company Overview
Key Performance Indicators	31

LONG-TERM VALUE

ROCE1

This is calculated on the basis of operating profit before special items and net of tax as a ratio of capital invested in operations as at the balance sheet date, and excludes investment in project capital work in progress and exploration assets. The objective is to consistently earn a post-tax return above the weighted average cost of capital.

17%

[1]	Without project capital work in progress and exploration assets

Adjusted Proforma Underlying EPS

This represents net profit attributable to equity shareholders and is stated before forex, special items and their attributable tax and minority interest impacts. By producing a stream of profits and EPS we will be able to pay a progressive dividend to our shareholders.

23.54 per share

Dividend per share

Dividend per share is the total of the final dividend recommended by the Board in relation to the year and interim dividend paid out during the year.

3.25 per share

SUSTAINABILITY

LTIFR

The Lost Time Injury Frequency Rate (‘LTIFR’) is the number of lost-time injuries per million man-hours worked. This includes our employees and contractors working in our operations and projects.

0.42 Lost Time Injuries per million man-hours

We have been able to sustain reduction in LTIFR with a 24% reduction over the last year. Additionally, we have initiated structured programmes to review and remove any unsafe conditions at our plants. Focus is given on Incident reporting.

Women workforce

The percentage of women in the total permanent employee workforce.

8.3%

We nurture young, enthusiastic talent and provide equal opportunities to men and women. We initiated special recruitment drives for providing career advancement to women, like planned rotation through corporate functions.

CSR footprint

Total number of beneficiaries through our community development programmes across all our operations.

3.4 million beneficiaries

We benefitted around 3.4 million people this year through our continuous efforts in the community development projects comprising community health, nutrition, education, water and sanitation, sustainable livelihood, women empowerment and bio-investment.

BUSINESS

MODEL

What we do and how we add value

Sesa Sterlite operates across the value chain, undertaking exploration, asset development, extraction, processing and value addition with a primary focus on upstream operations. We capitalise on our strategic capabilities to create value for all our stakeholders: our shareholders; our employees; our customers and the communities where we operate.

We focus on maximising returns from our long-life, low cost, scalable assets where we are delivering strong free cash flows from a well-invested asset base.

We are committed to the highest standards of sustainable development in all aspects of our business with a well-developed sustainability framework underpinning everything that we do.

Company Overview
Business Model	33

Strategic Capabilities

NATURAL RESOURCES

We have a diverse portfolio of Tier1 assets with the majority of resources in the lowest quartile or lower half of the global cost curve. We continue to extend the life of our assets organically by investing in brown field exploration and acquisition of large, proven assets.

PEOPLE AND SKILLS

We have a workforce of over 71,000 people, comprising over 20,000 direct employees and around 51,000 contractors. We are one of the largest employer of mining engineers in India.

TECHNICAL INNOVATION

We drive productivity growth by concentrating on continuous improvement in mine development at mines and metal recovery at our processing plants. Our focus on operational excellence has enabled us to maintain our position as a low cost producer despite industry-wide cost inflation pressures.

FINANCIAL CAPITAL

Our strong financial profile and access to global sources of equity and debt capital has allowed us to successfully raise ~US$ 29 Billion in the Group from equity and debt markets in the past decade.

PROJECT EXPERTISE

We have built projects at benchmark capex and have a track record of successfully delivering projects.

RELATIONSHIPS AND PARTNERSHIPS

Sustainability is at the core of our operations and the key to preserve and sustain our license to operate. We have strong relationships with our key stakeholders, creating dialogue to understand their needs and work with them proactively to add and share value. Over 3.4 million people across local communities are benefitted through our activities across businesses.

Value Chain

EXPLORATION

We focus on extending the life of our mines and oilfields through focused exploration, aimed at increasing our R&R base over and above what we extract each year. We prefer to explore brownfield opportunities across our current asset base, and a few select, large scale, low-cost, greenfield sites.

ASSET DEVELOPMENT

We develop our resource base to optimise both production and the life of the resource. We also develop processing facilities that are strategically located close to our resources to optimise our costs and access to markets. As mines reach the end of their lives, we work to remediate and rehabilitate them back to their original natural character.

EXTRACTION

Our operations are focused on mining, metals and bulks and extracting oil. We operate mines in India, Australia, Africa and Ireland, extracting zinc, lead, silver, iron ore, bauxite and copper. We produce oil & gas from three operating blocks in India.

PROCESSING

In line with our integrated value chain, we produce refined metals by processing and smelting the ore that we extract. We have smelters and other processing facilities in India and Africa. We generate our own power for most of our operations, selling any surplus.

VALUE ADDITION

While we are primarily upstream, we selectively add value by converting some of our primary metal products into higher margin products such as sheets, rods, bars rolled products at our zinc, aluminum and copper businesses, depending on the profitability of adding value and the customer demand for these products.

High Value Outputs

NATURAL RESOURCES

Our diversified portfolio produces high quality metals and minerals, LME-branded refined metals, and oil & gas, delivering industry leading EBITDA margins of over 45%.

PEOPLE AND SKILLS

We invest in developing our workforce delivering over 0.9 million hours of training, also covered over 75,000 hours of health & safety training. We attract, retain and nurture talented employees through management training and development programmes supported by specific initiatives to encourage gender diversity.

GOVERNMENTS

We are a substantial contributor to the economies where we operate, both as an employer and a tax payer. We paid a total of over 31,000 Crore in terms of taxes, duties, royalties and profit petroleum in the FY 2013-14.

SOCIETY

We make an economic and social contribution to the communities where we operate, investing 173 Crore in building hospitals, schools and infrastructure and providing community programmes for around 3.4 million people.

CUSTOMERS

We deliver high-quality raw materials for our customers in line with the international standards for quality, settlement terms and delivery dates. We operate more than 25% of India’s oil production and contribute to the nation’s energy security.

SHAREHOLDERS

We have paid a dividend of 3.25 per share to our shareholders during the year. The total dividend outgo for the year will be 963 Crore.

34 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

STRATEGIC

FRAMEWORK

Vision

To be a world class, diversified resources company that provides superior returns to its shareholders, through high-quality assets, low-cost operations and responsible corporate citizenship.

Strategy

To deliver growth, long term value and sustainable development through our diversified portfolio of large, long-life, low-cost assets.

GROWTH

We focus primarily on growing our assets organically by growing our resource base and investing to expand our capacity and increase our production volumes, complemented with selective acquisitions where we can use our strategic capabilities to add significant value to large, proven assets.

LONG-TERM VALUE

We aim to be a low-cost operator across all our businesses, optimising our cost and operational performance through a culture of continuous improvement. We maintain a continuous focus on exploration to ensure we are adding to our reserves and resources at a faster rate than we are depleting them. We seek to drive synergies from integrating the Group and consolidating and simplifying our group structure.

SUSTAINABILITY

We are committed to providing a safe, secure and healthy workplace for our employees by optimising our consumption and minimising our environmental footprint. We aim to forge strong relationships with all our key stakeholders and to contribute to the development of our employees and of the communities where we operate.

Progress against strategic priorities

To drive our strategy forward, we have set five strategic priorities and this table summarises our progress against these priorities.

Company Overview
Strategic Framework	35

Strategic Priorities		What we said we would do		What we have done		Objectives for 2015 and beyond

1. Production growth across portfolio with a focus on returns

•	Disciplined capital allocation: low risk and phased development	•	Achieve growth to 1.2 mtpa mined zinc lead metal by FY2017	•	Commercial production from the Rampura Agucha and Kayad mines, but slower than expected ramp-up of underground mining.	•	Commence and stabilise production from aluminium and power assets

•	Sustained operational excellence and cost efficiencies	•	Achieve exit production rate of 200k-215k boepd of oil & gas at Rajasthan	•	Achieved 200k boepd of oil & gas production in March 2014 at Rajasthan.	•	Commence production from BALCO Coal Block

•	Active engagements with Governments	•	Feasibility study of Gamsberg	•	51,500 metres of exploration drilling conducted confirming positive results of R&R in Liberia. Evaluating logistics actions for project.	•	Resume iron ore operations at Goa

		•	Phased development of the Liberia mining project	•	Feasibility study of Gamsberg underway. Evaluating technical options.	•	Continue focus on securing coal and bauxite

		•	Continue focus on securing bauxite and coal	•	Pursuing multiple options for bauxite sourcing with Odisha Government	•	Provide a safe way to resume mining operations at Australia

						•	Increase silver production

						•	Work towards transitioning open pits to underground mining at Zinc India, and taking the mined metal capacity to 1.2 mtpa of zinc-lead metal by FY 2017

						•	Ramp-up production at the Rajasthan Oil & Gas fields

2. Reduce gearing from increasing free cash flow

•	Production ramp-up from well-invested assets	•	Deleverage balance sheet with increase in free cash flow after project capex	•	Increased production of oil & gas, zinc, lead and silver at Zinc India and improved performance at Aluminium	•	Deleverage balance sheet with increase in cash flow after project capex

•	Generate positive free cash flow from all businesses

•	Utilise cash flows to deleverage balance sheet

3. Continue to add R&R to our existing portfolio of assets to drive long-term value

•	Continued focus to more than replace production	•	Exploration to achieve basin potential of 300k boepd in Rajasthan	•	Achieved 100% reserve replacement ratio at Oil & Gas and Zinc India	•	Achieve reserve replacement ratio of 150% in next 3 years at Rajasthan Oil & Gas

•	Development and exploration on track to realise Rajasthan basin potential					•	Continued focus on exploration at all our mines

4. Consolidation and simplification of Group structure

•	Sesa Sterlite merger: realised full synergy	•	Realise full synergies of Sesa Sterlite merger	•	Merger completed	•	Realise synergies of Sesa Sterlite merger

•	India stake in HZL and BALCO	•	Pursue buyout of Government of India stake in HZL and BALCO	•	Indian cabinet of ministers has approved stake sale of HZL and BALCO through auction route	•	Pursue buyout, subject to Government auctioning the stake

5. Protect and preserve our license to operate*

•	Continued focus on eliminating fatalities	•	Reduce LTIFR (Lost Time Injury Frequency Rate) to 0.7 by 2014 and 0.5 by 2015	•	LTIFR reduced to 0.42 (operation and projects)	•	Focus on eliminating fatalities

•	Stakeholder engagement	•	All sites to upgrade Stakeholder Engagement Plans (SEPs) as per Sustainability Framework	•	All Scott Wilson recommendations implemented	•	Target to reduce LTIFR (operations & projects) to 0.51

		•	Implementation of all 29 Scott Wilson recommendations	•	All major sites upgraded their existing SEPs, implementation in progress	•	All sites to redo their needs and impact assessments and SEPs by 2015-16

		•	Continue structured community development programmes	•	173 Crore contributed to community development, benefitting 3.4 million people	•	Ensuring 100% coverage of Human Rights and Code of Conduct training for all new hires.

						•	Structured community development programme to continue

*	All targets and objective card are as per Vedanta Group level

36 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

BOARD OF

DIRECTORS

Company Overview
Board of Directors	37

1.	Navin Agarwal	5.	D. D. Jalan
	Executive Chairman		Chief Financial Officer

2.	Tom Albanese	6.	Lalita Gupte
	Chief Executive Officer		Independent Non-executive Director

3.	Naresh Chandra	7.	Ravi Kant
	Independent Non-executive Director		Independent Non-executive Director

4.	Gurudas Kamat	8.	Tarun Jain
	Independent Non-executive Director		Whole-time Director

38 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

PROFILES OF THE

BOARD OF DIRECTORS

Navin Agarwal Executive Chairman	Mr. Navin Agarwal, 53, is the Executive Chairman of Sesa Sterlite Ltd. and Cairn India Ltd., and Deputy Executive Chairman of Vedanta Resources Plc. Mr. Agarwal plays a key role in developing the strategic thinking and	governance framework of the Vedanta Group, and provides leadership for its long-term planning, business development and capital planning. He has been part of the Group for the last 32 years since its	inception, and has been instrumental in shaping and executing the strategy of the group, as it has grown through a combination of inorganic and organic growth, executing projects of global scale.

Tom Albanese Chief Executive Officer	Mr. Tom Albanese was formerly the Chief Executive of Rio Tinto from May 2007 to January 2013. Rio Tinto is the second largest global diversified mining company. He was appointed a member of the Rio Tinto Board in March 2006. Tom joined Rio Tinto in 1993 when the company acquired Nerco, where Tom was Chief Operating Officer. After joining Rio Tinto, he held	a series of management positions before being appointed Chief Executive of the Industrial Minerals group in 2000, after which he became Chief Executive of the Copper group and head of Exploration in 2004. In July 2006 Tom was appointed Director, Group Resources. Tom is also on the Board of Directors of Franco Nevada Corporation which he joined in August	2013, a Toronto-based gold-focused royalty and metal streaming company with assets around the world. In 2009, Tom joined the Board of Visitors for the Fuqua School of Business at Duke University in North Carolina. Tom holds a Bachelor’s degree in Mineral Economics and a Master’s in Mining Engineering from the University of Alaska.

Naresh Chandra Independent Non-executive Director	Mr. Naresh Chandra has served as India’s Ambassador to the USA and Cabinet Secretary to the Government of India. Mr. Chandra is a post graduate (MSc. in Mathematics) from Allahabad University and a	retired IAS officer. Mr. Chandra has held various senior positions such as Chairman of the Indian Government Committee on Corporate Governance, Senior Advisor to the Prime Minister, Governor of Rajasthan, and Chief	Secretary to the Government of Rajasthan. A reputed administrator and diplomat, Mr. Chandra serves as an Independent Director on the Boards of a number of companies.

Gurudas Kamat Independent Non-executive Director	Mr. Gurudas D. Kamat is the retired Chief Justice of the Gujarat High Court. Mr. Kamat was appointed as Director of Sesa Sterlite (earlier Sesa Goa Limited) on 22nd December 2005. He has over 45 years of experience in the field of legal practice and	judiciary, having practiced in Bombay as well as in Goa in various branches of law. Mr. Kamat was prosecutor for the Government of Goa from 1967 to 1969. From 1980 onwards, Mr. Kamat was an advocate for the Customs and Central Excise Departments of the	Government of India. Mr. Kamat was a member of the senate and faculty of law of Bombay University from 1978 to 1980. He is currently engaged in judicial work relating to arbitration and conciliation.

Company Overview
Profiles of the Board of Directors	39

D. D. Jalan Chief Financial Officer	Mr. D. D. Jalan is the Chief Financial Officer and a Whole-time Director of Sesa Sterlite. He is a fellow member of the Institute of Chartered Accountants of India. Mr. Jalan has over	34 years of experience in finance, accounts, audit, taxation, secretarial and legal, besides profit centre responsibility of independent business. He has worked in leadership positions	within companies in the engineering, mining and non-ferrous sector.

Lalita Gupte Independent Non-executive Director	Ms. Lalita D. Gupte is the former Joint Managing Director of ICICI Bank, and currently Chairperson of ICICI Venture Funds Management Company Limited. Mrs Lalita D. Gupte joined the Board of ICICI Ltd in 1994 as Executive Director and remained on the Board including as Joint Managing	Director till 2002 when it merged with ICICI Bank. She was the Joint Managing Director of ICICI Bank from 2002 – 2006. Ms. Gupte has more than three decades of experience in the financial sector and has held various leadership positions in areas of Leasing, Planning & Resources and Corporate	Banking. She serves on the Boards of many large corporates like Alstom SA in France, Godrej Properties, and Kirloskar Brothers. Ms. Gupte holds a Bachelor’s Degree in Economics and a Master’s degree in Business Management. She did her advanced management programme from INSEAD.

Ravi Kant Independent Non-executive Director	Mr. Ravi Kant is the former Managing Director of Tata Motors Ltd. He joined Tata Motors in 1999, and has been associated with Jaguar & Land Rover, Tata Daewoo Commercial Vehicles, Korea and Tata Motors, Thailand. Prior to joining Tata Motors Ltd., Mr. Ravi Kant was Director, Phillips India Limited looking after Consumer Electronics. He is the Chairman of TAL	Manufacturing Solutions Ltd. and Tata Advanced Materials Ltd. and is on the Board of Tata Industries. He is the Chairman of the Indian Institute of Management, Rohtak and is on the Governing Board of National Institute of Design, Ahmedabad. He is on the Board of CGIO, Singapore. He is a member of the International Business Leadership Forum, London.	Mr. Ravi Kant had his education at Mayo College, Ajmer; Indian Institute of Technology, Kharagpur and Aston University, Birmingham, UK from where he did his Masters in Management in Industry. He was conferred with an Honorary D.Sc. by the Aston University, in Birmingham in July 2008. He is an Honorary Industrial Professor at the University of Warwick, UK.

Tarun Jain Whole-time Director	Mr. Jain joined Sterlite in 1984 and has nearly 30 years of experience in corporate finance, accounts, audit, taxation and company secretarial practice. He is responsible for operations at	Sterlite including corporate finance, corporate strategy, business development and mergers and acquisitions. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India	and a Fellow of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.

40 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

PROFILES OF THE

MANAGEMENT TEAM

Akhilesh Joshi	Sushil Kumar Roongta	A. Thirunavukkarasu	M. Siddiqi
Chief Executive Officer Hindustan Zinc Limited (‘HZL’)	Managing Director, VAL and Vice Chairman, BALCO	President, Group Human Resources	Group Director, Projects

Mr. Joshi joined Hindustan Zinc Ltd. in 1976 and was appointed as Chief Executive Officer and Whole-time Director of HZL in February 2012. In October 2008, he became Chief Operating Officer and Whole-time Director of HZL. Prior to this, he was the Senior Vice President (Mines), responsible for the overall operations at all mining units. Mr. Joshi has a Mining Engineering degree from MBM Engineering College, Jodhpur and a Post Graduate Diploma in Economic Evaluation of Mining Projects from School of Mines, Paris. He also has a first class Mine Manager’s Certificate of Competency.

He was the recipient of the ‘National Mineral Award’ (GOI) in 2006 for his outstanding contribution in the field of mining technology and received the “Lifetime Achievement Award” from the Indian Mining Engineering Journal in 2013. In the same year Mr. Joshi has received “Mining Engineer of the year” award from Mining Engineers Association of India (MEAI) and “HZL Gold Medal award 2013” from Indian Institute of Metals (IIM) for his significant contribution to the non-ferrous metal sector in India. He has also been honoured with “Business Today Best CEO Award (Core Sector)” by Business Today Group in the year 2013. He is also the Director of Madanpur South Coal Company Limited.

Mr. Roongta is responsible for Vedanta’s Aluminium and Power business. Prior to joining the Group, Mr. Roongta worked with the Steel Authority of India Limited (‘SAIL’) for almost four decades, holding key positions in the marketing division before being appointed as Director (Commercial) in 2004 and later as Chairman of the SAIL Board in August 2006. Mr. Roongta has a Bachelor of Engineering degree from the Birla Institute of Technology and Science (‘BITS’), Pilani, and has a gold medal in his Post Graduate Diploma in Business Management in International Trade from the Indian Institute of Foreign Trade, Delhi.

He is also a fellow member of the All India Management Association. He serves as an independent director on the Boards of Jubilant Industries Limited, Jubilant Agri and Consumer Products Limited and ACC Limited. He is also chairperson of the Board of Governors of the Indian Institute of Technology, Bhubaneswar and chairs the Steel and Non-Ferrous Metal Committee of apex chamber FICCI and is also chairperson of National Expert Committee on Minerals & Metals of Indian Chamber of Commerce (ICC).

Mr. Thirunavukkarasu joined the Group in April 2004 as General Manager – HR. He became Senior Vice President – HR for our Copper Division, heading the human resources, total quality management, corporate social responsibility and public relations functions, prior to becoming the Head of Group Human Resources in July 2007.

He previously held positions in English Electric, Hindustan Unilever and TVS Electronics prior to joining the Group. Thiru holds a Masters degree, specialising in Personnel Management and Organisational Behaviour, from Loyola College, Chennai.

Mr. Siddiqi joined the Group in 1991 and rising through several operational roles, he led the setting up of the Group’s large Aluminium and Power projects including BALCO smelters and captive power plants. He also played a key role in setting up the Copper smelter at Tuticorin. Prior to his appointment as Group Director of Projects he was chief executive officer of the Group’s Aluminium division. Prior to joining the Group, Mr. Siddiqi held senior positions in Hindustan Copper Limited.

He has over 35 years of industry experience. Mr. Siddiqi has a mechanical engineering degree from the Indian Institute of Technology, New Delhi.

Company Overview
Profiles of the Management Team	41

Rajagopal Kishore Kumar	P. Elango	Dilip Golani	P. K. Mukherjee
Chief Executive Officer, Base Metals - Africa	Interim Chief Executive Officer and Whole-time Director, Cairn India Limited	Director, Management Assurance and Information Technology	Executive Director, Sesa Sterlite Limited

Mr. Kumar joined the Group in April 2003 as Vice President – Marketing for HZL. He was Senior Vice President – Marketing for the Group’s copper India division from June 2004 to December 2006 and, thereafter, was appointed CEO of Sterlite and Konkola Copper Mines Plc in Zambia.

Following the Group’s acquisition of Anglo American’s Zinc/Lead assets, Mr. Kumar attained responsibility for the Group’s international Zinc assets. He has 28 years of experience and expertise in accountancy, commerce, marketing, supply chain management, mergers and acquisitions and human capital development. Prior to joining the Group, Mr. Kumar was employed by Hindustan Lever Ltd. for 12 years. He is a member of the Institute of Chartered Accountants of India.

Mr. P. Elango served as Interim Chief Executive Officer from August 2012 to May 2014, and Whole-time Director from January 2013 to May 2014, of Cairn India. Mr. Elango joined Cairn India in January 1996 and served as director of strategy and business services. He was involved in both commercial and asset management functions of Cairn India.

Mr. Elango has over 20 years’ experience in the Indian oil and gas sector, 10 years of which were with state-owned Oil and Natural Gas Corporation. He holds a master’s degree in management studies from the Annamalai University of Tamil Nadu. Mr. Elango stepped-down from his position on 2 May 2014 and Mr. Sudhir Mathur, CFO, has taken over the additional responsibility as interim CEO.

Mr. Golani currently heads the Group’s Management Assurance function, a position he had also previously held from April 2000 to July 2004. Mr. Golani headed the Sales and Marketing function at Hindustan Zinc Limited and the Group Performance Management function from August 2004 to November 2005. Prior to joining the Group in April 2000,

Mr. Golani was responsible for managing the Operations and Marketing functions for one of the export businesses of Unilever India (Hindustan Unilever Limited). He subsequently worked at Unilever, where he was a member of the Corporate Audit Team, responsible for auditing the Unilever group companies in Central Asia, the Middle East and Africa. He has over 25 years of experience and has also previously worked with Ranbaxy Laboratories Limited and Union Carbide India Limited. He is a Mechanical Engineering graduate and completed his postgraduate degree at NITIE, Mumbai in Industrial Engineering and Management.

Mr. Mukherjee joined Sesa Goa Limited in April1987. In April 2006, he was appointed as Executive Director of Sesa Goa and the Group’s Iron Ore business. Mr. Mukherjee has 34 years of experience in finance, accounts, costing, taxation and general management. He has a bachelor’s degree in Commerce from Calcutta University.

Mr. Mukherjee stepped down from his position on 31 March 2014 and subsequently the iron ore division is being managed by an interim management committee comprising of Mr. Pramod Unde and Mr. A. N. Joshi.

MARKET

OVERVIEW

In an environment of volatile commodity prices, as one of the largest diversified resource producers globally with a portfolio of Tier-1 assets, Sesa Sterlite is well-positioned to navigate prevailing economic conditions.

Statutory Reports
Market Overview	43

The world economy is expected to strengthen in 2014, with growth expected to rise to 3.7%, closer to its historical average.

INDIAN ECONOMY

India’s growth is still one of the highest in the world, although it slowed to 4.6% in 2013, its second lowest in a decade averaging around 7.5% annual growth. With rising awareness across the country for the need to improve governance and align regulatory policies to support economic activity, India’s growth is expected to pick up in the coming years.

3.0%

Worldwide Economic Growth in 2013

GLOBAL ECONOMY

In 2013, worldwide economic growth was stable at 3.0%, just slightly lower than the 3.1% recorded in 2012. The slowdown in China during the early part of the year contributed to a lower emerging markets growth rate of 4.7%, while developed economies recorded a 1.3% rise. There were more encouraging signs in the second half of the year as global economic growth rebounded.

The world economy is expected to strengthen in 2014, with growth expected to rise to 3.7%, closer to its historical average. Despite concerns about the Federal Reserve tapering its asset purchase programme, monetary policies across the world continue to be expansionary and are expected to drive growth in advanced economies up to 2.2%. These are expected to provide an impetus to demand that in turn could support a higher emerging market growth rate of 5.1%.

Strong global growth, improving export competitiveness with a weaker Rupee and a confidence boost from recent policy actions are expected to contribute to a modest rise in India’s economic growth to 5.4% in 2014, with the potential to recover to 6.8% in the medium term if structural reforms are implemented to accelerate investment projects that improve infrastructure and to bring persistent high inflation levels under control.

Investment in infrastructure for transportation, housing and power will continue to drive demand for aluminium, zinc, copper and iron ore in India, fuelled by a rising working age population, increasing per capita income, and a growing middle class, combined with on-going urbanisation.

While India has large refining facilities, it is highly dependent on imports of crude oil with an inevitable impact on the country’s trade balance and current account. In addition, increased oil prices are not passed on to consumers, resulting in an increasing subsidy burden to the Government of India (GoI) and a negative impact on the fiscal deficit.

44 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Against this backdrop, the GoI realises the importance of boosting domestic production of crude oil to bridge the widening gap between demand and domestic supply, and has recently announced policy decisions such as the Integrated Block Development approach, and the permission to undertake exploration in areas that have started development or operations under Production Sharing Contracts.

India has abundant natural resources that are yet to be sufficiently explored, developed and tapped. India’s reserves of iron ore, bauxite, zinc and coal rank among the largest in the world. The introduction of new regulations, including the new Mining and Minerals bill, and a general focus on regulatory policies to support economic activity is expected to encourage and accelerate private sector investment and drive the development of the industry.

(Sources: World Economic Outlook update January 2014 and International Monetary Fund).

COMMODITIES

Over the last year, slowing emerging market growth dampened demand for base metals and depressed prices, while crude oil prices remained relatively resilient. Mining companies have responded by focusing on cost improvements and productivity initiatives rather than growth, to bring supply in line with demand.

Zinc

Although prices were under pressure in 2013, a declining global supply is likely to fall short of demand in the medium term and prices are expected to strengthen as inventories reduce. End demand in India remains strong with the galvanising sector, which is the largest consumer, delivering strong growth and this momentum is likely to continue as the country’s investment in infrastructure drives demand.

Statutory Reports
Market Overview	45

The long-term outlook for the sector remains positive as the structural economic trends of population growth and urbanisation in emerging economies are expected to continue driving demand for commodities for construction and infrastructure, and for consumer goods as the income of growing middle classes in these economies rises.

Lead

Tougher environmental regulation and supply shortages characterised the global lead market even as demand was affected by a slow recovery in vehicle production and the emergence of alternative battery technologies. Overall, the global lead market is expected to continue to grow driven by developing economies, including India where domestic demand has been strong.

Copper

Global supply marginally exceeded consumption in the year, with the ramp up in production from the new mines in Africa and Mongolia and good production in Chile and Peru. While demand for copper in India was stable during the year, it is expected to rise driven by investment in infrastructure projects, the development of power generation capacity and continued urbanisation.

Aluminium

Prices declined during the year as stocks were high and supply growth matched consumption with the exception of China where growth was exceptionally strong at 12%. However, lower LME prices were offset by higher physical premiums as large inventories remain blocked in warehouses driven by financing deals. Looking forward, primary aluminium demand is expected to rise, supported by the transport sector and metal substitutions in favour of aluminium. Lack of demand in the electrical sector in India led to a fall in consumption but both supply and demand are forecast to recover in 2015 as demand in the electrical sector recovers, boosted by investment in infrastructure and transport.

Iron ore

Consumption of steel in China continued to drive growth in world steel demand with prices rising during the year, despite credit restrictions in China dampening demand in the latter half of the year. The increased availability of supply from new mines in 2015 is expected to curtail further price rises. Indian steel consumption is also forecast to rise as a result of government spending on infrastructure and higher consumption of consumer durables. However, iron ore prices in the domestic market are expected to remain soft due to the impact of export restrictions and duties on domestic pricing.

Oil & Gas

While demand for oil increased, led by China, global prices remained moderate as the US shale revolution boosted production in North America. Prices are expected to stabilise going forward as global economic growth recovers. Demand in India continued to rise, with imports continuing to meet more than 70% of demand even as Cairn India‘s contribution to India’s domestic crude oil production increased from

26% in FY 2012-13 to 28% in FY 2013-14.

LONG TERM OUTLOOK

The long-term outlook for the sector remains positive as the structural economic trends of population growth and urbanisation in emerging economies are expected to continue driving demand for commodities for construction and infrastructure, and for consumer goods as the income of growing middle classes in these economies rises. Consequently, power sale prices are also expected to increase in coming year.

SESA STERLITE’S MARKET POSITION

As the leading natural resources provider in India, Sesa Sterlite is well-positioned to respond to the growing demand for raw materials with strategically located, high quality assets, and scalable capacities.

Close proximity to growing Asian markets and cost positions in the lowest quartile or lower half of the global cost curve, put Sesa Sterlite in a strong competitive position to take advantage of the opportunities in both India as well as other emerging markets.

MANAGEMENT

DISCUSSION

AND ANALYSIS

The merger of Sterlite Industries (India) Ltd. and Sesa Goa Ltd., and the consolidation of the Vedanta Group has created India’s largest and one of the world’s largest diversified natural resource majors by market capitalisation and EBITDA.

Statutory Reports
Management Discussion and Analysis	47

The merger creates a platform to reinforce the Company’s position with a diversified portfolio to reduce the volatility of earnings through commodity cycles, lowering capital cost and enhancing value. The consolidation will generate significant financial and operational synergies.

One of the largest Diversified natural resource major in the world

The schemes of amalgamation and arrangement amongst Sterlite Industries (India) Limited (Sterlite Industries), Sterlite Energy Limited (SEL), Vedanta Aluminium Limited (VAL), Ekaterina Limited (Ekaterina), Madras Aluminium Company Limited (MALCO) and Sesa Sterlite Limited (the Company) has been approved by the respective jurisdictional courts and made effective in August 2013. The Sterlite Industries, Ekaterina and MALCO schemes became effective on August 17, 2013. The SEL and VAL schemes became effective on August 19, 2013.

	Particulars	Appointed date	Effective date
	SEL	January 1, 2011	August 19, 2013
	Sterlite	April 1, 2011	August 17, 2013
	Ekaterina	April 1, 2012	August 17, 2013
	MALCO (residual)	August 17, 2013	August 17, 2013
	VAL (Aluminium business demerger)	April 1, 2011	August 19, 2013
	Slump sale of VAL power division		August 19, 2013
	Acquisition of 38.68% in Cairn India		August 26, 2013

As per the scheme, every equity shareholder of Sterlite Industries holding 5 (five) equity shares was issued 3 (three) shares of the Sesa Goa (‘Sesa Goa Shares’). Every holder of 5 (five) Sterlite Industries ADSs received 3 (three) Sesa Goa ADSs. Every equity shareholder of MALCO holding 10 (ten) equity shares was issued 7 (seven) equity shares of the Sesa Goa. Every equity shareholder of the Ekaterina Limited holding 25 (twenty five) equity was given 1 (one) equity share of the Sesa Goa.

The name Sesa Goa Limited has been changed subsequently to Sesa Sterlite Limited (SSL) following approval by the Registrar of Companies, Goa, on September 18, 2013. Sesa Sterlite shares are listed on the BSE and the NSE while its ADSs are listed on The New York Stock Exchange.

SSL, a diversified natural resources major has a portfolio of large, world-class, low-cost, scalable assets, located in proximity to high growth markets. The Company operates in the Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Aluminium and Commercial Power sectors and has a presence across four continents.

The merger creates a platform to reinforce the Company’s position with a diversified portfolio to reduce the volatility of earnings through commodity cycles, lowering capital cost and enhancing value. The consolidation will generate significant financial and operational synergies.

The Company’s zinc business in India 29.54% is owned by Government of India and operated by Hindustan Zinc Limited (HZL) in which it has a 64.9% interest. HZL’s operations include five lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, seven sulphuric acid plants, a silver refinery and six captive power plants at Rajasthan, Northwest India. Besides, there are one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar, Uttarakhand, North India.

The Company’s zinc international business comprises the Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (Skorpion), the Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (Lisheen) and Black Mountain Mining (Proprietary) Limited (BMM), whose assets include the Black Mountain mine and the Gamsberg mine project (at exploration stage) located in South Africa. The Company has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen.

48 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

The Company’s oil and gas business is owned and operated by Cairn India Limited (Cairn) in which Sesa Sterlite has 58.8% interest. Cairn has a diversified asset base with nine blocks, one at Rajasthan, India, two on the west coast of the country, four on the east coast, one in Sri Lanka and one in South Africa.

and Fujairah Gold FZE in the UAE. Its custom smelting assets include a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin, Southern India, and a refinery and two copper rod plants at Silvassa, Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZE.

The Company’s aluminium business is owned and operated by SSL and Bharat Aluminium Company Limited (BALCO) in which it has a 51% interest and balance is owned by Government of India. SSL aluminium operations include a refinery and a 90 MW captive power plant at Lanjigarh and a smelter and a 1,215 MW captive power plant at Jharsuguda, both at Odisha in Eastern India. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.

The Company’s power business is owned and operated by SSL and Talwandi Sabo Power Limited (TSPL), a wholly-owned subsidiary of the SSL, which are engaged in the power generation business. SSL power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda with all four units currently operational, albeit at a lower PLF. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (PSPCL) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and is a development stage enterprise in the process of constructing the power plant. The power business also includes 274 MW of wind power plants commissioned by HZL, 270 MW power plant at BALCO’s Korba facility, which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009, and 100 MW power plant at MALCO Energy Limited situated at Mettur Dam in Tamil Nadu in Southern India.

9 blocks Cairn Indai’s oil and gas portfolio

The Company’s oil and gas business is owned and operated by Cairn India Limited (Cairn) in which Sesa Sterlite has 58.8% interest. Cairn has a diversified asset base with nine blocks, one at Rajasthan, India, two on the west coast of the country, four on the east coast, one in Sri Lanka and one in South Africa.

The Company’s iron ore business is wholly-owned by SSL and Sesa Resources Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and power generation. The mining operations are carried out at the Codli group and the Sonshi group of mines in Goa; the Narrain mines at Karnataka, a Met Coke and a Pig Iron plant at Goa. The iron ore business also has a power plant at Goa in India for captive use. The Company’s iron ore business also comprises Western Cluster Limited (‘WCL’) in Liberia, which has iron assets and is wholly owned. WCL’s assets include development rights to western cluster.

The Company’s copper business is owned and operated by SSL, copper mines of Tasmania Pty Ltd (‘CMT’), Australia,

Statutory Reports
Management Discussion and Analysis	49

The Company’s other activities include operation of its Vizag General Cargo Berth Private Limited (‘VGCB’) in which the Company owns a 74% interest. The Vizag port project includes the mechanisation of coal handling facilities and up-gradation of general cargo berth for handling coal at the outer harbour of Visakhapatnam port on India’s east coast. VGCB commenced operations in the fourth quarter of FY 2012-13.

FINANCIAL REVIEW

The proforma financial numbers for FY 2013-14 have been prepared as if the restructuring and full consolidation had taken place as of April 1, 2013, to illustrate the effects of the restructuring on the profit from continuing operations. The proforma numbers for FY 2012-13 have been prepared on the same lines, as if the restructuring and full consolidation had taken place as of April 1, 2012.

The amalgamation in Q2 FY 2013-14 has been accounted under the pooling of interest method as per Indian Accounting Standard (AS) 14. The assets and liabilities of various amalgamated companies have been recorded at the existing carrying value. The net profit of the amalgamating companies from the appointed date till March 31, 2013, after alignment of accounting policies, has been transferred to the Surplus in Statement of Profit and Loss in the books of the Company upon amalgamation. The operations of the merging entities during the year have been accounted for in the current year’s Statement of Profit and Loss of the Company.

The figures mentioned in the paragraphs below are all proforma numbers.

Financial Highlights:

•	FY 2013-14 adjusted Proforma EBITDA at 25,665 Crore; Strong EBITDA margin of 47%

•	FY 2013-14 adjusted Proforma attributable PAT at 5,005 Crore

•	Contribution of 31,100 Crore to the Exchequer during the year, in form of taxes, duties and royalties

•	Strong balance sheet with Cash & Cash equivalent 50,797 Crore

•	Final dividend of 1.75 per share for FY 2013-14

50 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Higher volume at Zinc India, Cairn India, Jharsuguda aluminium smelter and the rupee depreciation had contributed to the increase in revenue, offset by temporary closure of Copper India operations, suspension of Iron Ore operations in Goa and lower commodity prices.

72,591 crore

Income from Operations (adjusted proforma) for FY 2013-14

FY 2012-13 (Adjusted Proforma)		Full Year
	Particulars (In Crore, except as stated)	FY 2013-14 (Adjusted Proforma)	FY 2013-14 (Actual)
71,780	Net Sales/Income from operations	72,591	65,733
25,232	EBITDA	25,665	20,407
48.0	EBITDA margin 1 (%)	47.4	42.4
4,664	Finance cost	6,111	5,094
2,953	Other Income	2,210	2,074
(154)	Forex loss/ (gain)	(505)	735
23,355	Profit before Depreciation and Taxes	21,999	16,604
4,948	Depreciation	5,584	4,702
2,620	Amortisation of goodwill	2,840	2,180
15,788	Profit before Exceptional items	13,576	9,721
139	Exceptional Items	229	229
1,024	Taxes	1,000	(847)
14,625	Profit After Taxes	12,347	10,339
7,373	Minority Interest	7,342	5,123
—	Share in Profit/(Loss) of Associate	—	1,082
7,252	Attributable PAT after exceptional item	5,005	6,299
24.46	Basic Earnings per Share ( /share)	16.88	21.46
7,649	Underlying attributable PAT	5,020	6,911
25.80	Underlying Earnings per Share 2 ( /share)	16.93	23.54
54.45	Exchange rate ( /$ ) – Average	60.50	60.50
54.39	Exchange rate ( /$ ) – Closing	60.10	60.10

1.	Excludes custom smelting at Zinc and Copper India operations
2.	Based on profit for the period after adding back exceptional items and other gains and losses, and their resultant tax and minority interest effects

Revenue

Revenue for the year remained strong at 72,591 Crore as compared to previous year 71,780 Crore. Higher volume at Zinc India, Cairn India, Jharsuguda aluminium smelter and the rupee depreciation had contributed to the increase in revenue, offset by temporary closure of Copper India operations in Q1 FY 2013-14, suspension of Iron Ore operations in Goa and lower commodity prices.

EBITDA and EBITDA Margin

EBITDA for the full year was 25,665 Crore up 1.7% with EBITDA margin of 47%. EBITDA remained strong due to better operating performance at Cairn India, Hindustan Zinc and Jharsuguda aluminium smelter. The gains were negatively impacted due to lower EBITDA in iron ore business, Copper Australian mine and Zinc International due to reduced volume. The rupee depreciation helped to mitigate commodity prices decline.

Statutory Reports
Management Discussion and Analysis	51

We continue to have a strong balance sheet with cash and liquid investments of 50,797 Crore as on March 31, 2014 which is mostly invested in debt related mutual funds, bank deposits and bonds.

Depreciation and Amortisation

Depreciation and amortisation for the full year was 8,424 Crore, compared to 7,568 Crore in the previous year mainly due to higher depreciation of 451 Crore at Oil and Gas on account of capitalisation of wells and accelerated goodwill amortisation of

291 Crore at Lisheen.

Net Interest

Finance cost was higher for the year at 6,111 Crore compared to 4,664 Crore in previous year. Major reasons were cessation of interest capitalisation pertaining to the Jharsuguda-II smelter, higher cost on refinancing of Cairn acquisition related borrowing and translational loss on foreign currency related interest charge.

Other income on a full year basis was at 2,210 Crore, which was lower than the corresponding previous year at 2,953 Crore mainly on account of timing difference in maturities on FMPs. Most of the FMPs are maturing in first half of FY 2014-15, where the accrued income will be recognised.

Exceptional Items

Exceptional items of 229 Crore for the year includes 100 Crore towards land tax paid on dump mining at iron ore business to state government at Goa for earlier years, voluntary retirement expenses at HZL of 62 Crore. Previous year we had 139 Crore as exceptional items which includes 100 Crore deposited with the District Collector, Tuticorin against the Madras High court order towards environment. 67 Crore relates to impairment of mining assets of Jharsuguda Aluminium at Lanjigarh as the Ministry of Environment & Forests has rejected the Stage II clearance for the Niyamgiri Mining Project.

Non-Operational Forex Loss/Gain

Profit for FY 2013-14 includes a net forex gain of 505 Crore primarily on dollar denominated deposits at Cairn India partially offset by losses due to impact on foreign currency borrowings and liabilities in Sesa Sterlite businesses.

Taxation

Tax rate remained flat at 7%.

Profit after Tax

Profit after tax for FY 2013-14 was at 12,347 Crore against 14,625 Crore in FY 2012-13. Though EBITDA was marginally higher, PAT was lower due to higher depreciation and amortisation, increased finance cost and lower other income. Attributable PAT was 5,005 Crore in FY 2013-14 compared to 7,252 Crore in FY 2012-13.

Earnings per share

The earnings per share after exceptional items was 16.9 per share for the FY 2013-14 compared to 24.5 per share for the previous year.

Dividend

The Board has declared a final dividend of 1.75 per share. The total dividend including interim dividend for FY 2013-14 is 3.25 per share.

Shareholders Fund

Total shareholders’ funds as on March 31, 2014 aggregated 73,009 Crore.

Reserves and surplus

As on March 31, 2014, reserves and surplus of the Company aggregated 72,712 Crore.

Net Fixed Assets

The net fixed assets as on March 31, 2014, was 91,095 Crore. This comprises 43,128 Crore as Capital work in progress as on March 31, 2014.

Balance sheet

We continue to have a strong balance sheet with cash and liquid investments of 50,797 Crore as on March 31, 2014 which is mostly invested in debt related mutual funds, bank deposits and bonds. Gross debt at Sesa Sterlite was 80,566 Crore as at 31 March, 2014. This comprises long term loans of 68,381 Crore and short term working capital loans of 12,185 Crore. The loan in INR currency is 26,809 Crore and balance 53,757 Crore is in US dollar. Average rate of borrowing was 8.3% in FY 2013-14. Average debt maturity is 3.4 years.

The Company continues to have its long-term rating at AA+/Stable from CRISIL.

52 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

At 880,000 tonnes, mined metal production showed an increase of 1.1%. Production in the second half of FY 2014 was lower than what we had planned initially due to slower than expected ramp up of underground mining projects and changes in mining sequence.

Akhilesh Joshi

CEO

Superior productivity in a challenging market

“I’m pleased to report that not only did we accomplish record integrated production of zinc and lead, but we achieved it with a firm grip on unit costs. Over the last 10 years we have increased our reserves & resources as well as our production capacity by a factor of 2.5X. Our mine expansion projects continue to progress well and we are on track to increase mined metal capacity to 1.2mt over the next 5-6 years.”

ZINC-LEAD-SILVER – INDIA

Production Performance

	FY 2013-14	FY 2012-13	% Change
Production(kt)

Total Mined metal	880	870	1.1

Zinc	770	765	0.7
Lead	110	106	4.1
Zinc Refined metal- Total	749	677	10.7
Integrated	743	660	12.6
Custom	6	17	—
Lead Refined metal- Total[1]	130	125	4.0
Integrated	118	107	10.3
Custom	12	18	—
Saleable Silver-Total(m. oz)[2]	350	374	(6.5)
Integrated	301	288	4.3
Custom	49	86	(42.7)

1.	Including captive consumption 7 kt v/s 7 kt in FY 2013-14 v/s FY 2012-13.
2.	Excluding captive consumption 38 tonnes v/s 34 tonnes in FY 2013-14 vs FY 2012-13.

Operations

At 880,000 tonnes, mined metal production showed an increase of 1.1%. Production in the second half of FY 2014 was lower than what we had planned initially due to slower than expected ramp up of underground mining projects and changes in mining sequence, wherein preference was given to primary mine development.

The integrated production of refined zinc was 743,000 tonnes. This 12.6% increase over the previous year was driven by three main factors: higher mined metal production, improved operational efficiencies and higher roaster availability.

There were no sales of Zinc MIC whereas 61,000 tonnes were sold in FY 2012-13. Integrated production of refined lead was up 10.3% at 118,000 tonnes due to better utilisation of smelter capacity.

Statutory Reports
Management Discussion and Analysis	53

Global zinc demand is forecasted to grow at 5-6% in 2014 China will continue to remain the dominant driving force behind the growth. We currently hold an 89% share of the Indian domestic market.

880 kt

Highest ever mined zinc and lead production

Integrated production of silver achieved a record 301 tonnes for the financial year. This was up 4.3%, driven by higher output from the Zawar mine, partially offset by lower silver grade in ore from other mines.

During the year we started the transition from open-pit to underground mining with higher production from underground mines more than making up for the tapering of open-cast mine. We have gained momentum in terms of primary mine development and are optimising the eventual transition. This includes significant improvements in infrastructure development such as production shaft, ventilation, communication networking, paste fill plant and workshops in our major underground mining projects.

We are also skilling-up our operators with structured training programmes designed to strengthen our underground mine organisation. Our team is being reinforced by recruiting high-level expatriates for critical technical roles in underground mines.

Markets

Zinc

The global zinc industry continued to be dominated by the structural issue of mine supply growth keeping pace with consumption growth.

Global zinc demand grew at ~4% in 2013 to 13.3 million mt from 12.8 million mt the previous year. Zinc metal supply fell short of demand by 2%, even as global production recovered from the sharp decline witnessed in 2012. Consequently, refined metal market remained in deficit for the year.

The tightness in the physical zinc market has firmed up premium. It is anticipated that this upward trend will continue in the near future. In the medium term, supply growth is likely to fall short of demand growth and zinc prices are expected to escalate.

Global zinc demand is forecasted to grow at 5-6% in 2014. China will continue to remain the dominant driving force behind the growth. We currently hold an 89 % share of the Indian domestic market. Zinc demand in India saw strong growth in 2013 to mainly to demand from the galvanising sector. This momentum is expected to continue in the next few years as investment in infrastructure projects underpins demand for industrial metals including zinc.

Lead

The global lead metal market was in surplus in 2013 driven by higher Chinese production and reached 11.2 million mt compared to demand of 11.1 million mt. The market is anticipated to shift into deficit in 2014 as demand growth is expected to remain robust while lead production will be hampered by weak mine supply and stringent environmental regulations.

Global lead demand is expected to witness a robust growth of 4-5%. The developing economies will continue to be the main drivers, with growth forecast at over 6-7% p.a., compared with flat demand from mature economies. Ongoing growth in the developing economies will stem from bikes, autos, solar power programmes, telecoms and general infrastructure development. China will continue to drive demand at a healthy ~7% growth.

India is the second most important growth prospect in the Asian region with demand growth estimated close to 7%.

Silver

Global silver mine production is estimated to have witnessed a growth of 3.5% in 2013, while overall demand for silver remained flat at 33,950 mt.

On the price front, 2013 saw volatile but lower levels of price through most part of the year mainly due to reluctant investors in the whole precious metals. Improved sentiment of US economy was the main reason for low bullion prices.

Global fabrication demand increased to 28,300 mt, a 4% growth from last year. India recorded a 4% gain while China experienced a small increase in industrial demand.

Going forward, domestic demand is expected to ride on present momentum driven by prospective growth in industrial segments and low prices attracting more investors.

54 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

During the year, the Company continued to add more to reserves and resources than depletion. There was a gross addition of 26.1 million mt to reserves and resources, prior to a depletion of 9.3 million mt.

Prices

	FY 2013-14	FY 2012-13	% Change
Average zinc LME cash settlement prices US$/tonne	1,909	1,948	(2.0)
Average lead LME cash settlement prices US$/tonne	2,092	2,113	(1.0)
Average silver prices US$/ounce	21.4	30.5	(29.8)

Unit Costs

	FY 2013-14	FY 2012-13	% Change
Unit costs
Zinc (US$ per tonne)	1,005	998	0.7
Zinc (Other than Royalty) ( per tonne)	51,100	45,500	12.3
Zinc (Other than Royalty) (US$ per tonne)	844	835	1.1

During FY 2013-14, the unit cost of zinc production was higher at 51,100 per tonne. This was due to depreciation of the Indian rupee, higher mine development charges, diesel prices and lower by-product sulphuric acid prices, partly offset by higher volumes and operating efficiencies. The business remains in the lowest cost quartile, compared to other global producers backed by high quality assets and operational efficiencies.

Financial Performance

	FY 2013-14	FY 2012-13	% Change
Revenue	13,281	12,324	7.8
EBITDA	6,804	6,339	7.3
EBITDA Margin (%)	51.2%	51.4%	—

EBITDA for FY 2013-14 increased to 6,804 Crore compared to 6,339 Crore during FY 2012-13. The positive impact of higher volumes of zinc, lead and silver and depreciation of the Indian rupee was partially offset by lower metal prices and lower by-product credits. Metal prices were lower during the year: zinc was down by 2.0%, lead reduced by 1.0% and silver fell by 29.8%.

Projects

The Kayad and Rampura Agucha underground mine projects commenced commercial production during the year and after initial difficulties, are now ramping up well. Sindesar Khurd expansion project is as per schedule.

Exploration

During the year, the Company continued to add more to reserves and resources than depletion. There was a gross addition of 26.1 million mt to reserves and resources, prior to a depletion of 9.3 million mt. Total reserves and resources at March 31, 2014 were 365.1 million mt containing 35.2 million mt of zinc-lead metal and 28,804 mt of silver. Overall mine life continues to be 25+ years.

The Coming Year

Outlook

Rampura Agucha will continue to provide the majority of mined metal in FY 2014-15. Its underground mine is now developing in line with expectations. In FY

2014-15, mined metal, and integrated refined metal production including silver, is expected to be marginally higher than in FY 2013-14. The cost of production is expected to remain stable.

Our Strategic Priorities

•	Brownfield expansion of mines to achieve 1.2 mtpa of mined zinc-lead

•	Managing the transition from open-pit to underground mining at Rampura Agucha

•	Ramping up silver volumes to 16 moz

•	Asset optimisation and operational efficiencies to maintain cost leadership

•	Continuing focus on adding reserves and resources through exploration

51,100 per tonne

Unit cost of zinc production during FY 2013-14

Statutory Reports
Management Discussion and Analysis	55

We expect volumes for FY 2014-15 at Zinc International to remain in line with FY 2013-14, with a drop in Lisheen’s production expected to be compensated by Skorpion and BMM.

ZINC-LEAD-SILVER – ZINC INTERNATIONAL

Production Performance

	FY 2013-14	FY 2012-13	% Change
Total Production – Zinc, Lead MIC and Refined Zinc (kt)	364	426	(14.6)

Mined metal Zinc – BMM and Lisheen	180	208	(13.5)
Refined Zinc metal – Skorpion	125	145	(14.0)
Mined metal Lead – BMM and Lisheen	59	72	(18.9)

Operations

Total production of zinc and lead MIC and zinc refined metal was 364,000 tonnes, lower by 15%, compared to 426,000 tonnes in FY 2012-13. This was mainly due to an unplanned maintenance shutdown at Skorpion after a tank failure in Q3 FY 2013-14, phase-wise closure of the Lisheen mine and disruptions at Lisheen and BMM in Q1 FY 2013-14.

Unit Costs

	FY 2013-14	FY 2012-13	% Change
Zinc (US$ per tonne) CoP	1,167	1,092	6.9

The unit cost of production increased in FY 2013-14 to US$ 1,167 per tonne from US$ 1,092 per tonne in FY 2012-13. This was primarily due to the lower volumes, on account of shutdown and fall in ore grades.

Financial Performance

	(in Crore, except as stated)
	FY 2013-14	FY 2012-13	% Change
Revenue	4,015	4,331	(7.3)
EBITDA	1,282	1,603	(20.0)
EBITDA Margin	31.9%	37.0%	—

EBITDA was lower by 20% due to lower volumes, higher COP and marginally lower LME prices.

The Coming Year

Outlook

The Lisheen mine is scheduled for closure in FY 2014-15 and we are looking at further exploration opportunities. At Skorpion and BMM, we are conducting studies to extend mine life. We are also evaluating the installation of a roaster at the Skorpion refinery to treat sulphide ores from BMM and other neighbouring mines.

We expect volumes for FY 2014-15 at Zinc International to remain in line with FY 2013-14, with a drop in Lisheen’s production expected to be compensated by Skorpion and BMM. However, in the coming fiscal, all the three operations are experiencing declining ore grades and Skorpion, in particular, would witness a major increase in strip ratio to expose the ore for future production.

Our Strategic Priorities

•	Focusing on increasing the mine life of assets through in-pit and near-pit drilling and continued exploration

•	Completing the feasibility studies currently in progress for the Gamsberg and Swartberg

•	Completing the feasibility study for the refinery conversion project to co-treat sulphide ore at Skorpion

•	The phased closure of the Lisheen mine

Kishore Kumar

CEO

A stable performance despite production challenges

“This was a relatively stable year in which we focused on maintaining production across all three of our assets, even though two of them are nearing the end of their lives.

Production was 15% lower as we had a few unplanned stoppages during the year.

Our focus is on seeking opportunities to extend mine life at existing mines; evaluating options to supply feed to the Skorpion refinery; and controlling costs, which rank in the second quartile of the global cost curve.”

56 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

In Rajasthan, Cairn successfully achieved its target of production of 200,000 boepd. During the fourth quarter of FY 2013-14, the block produced 17.2 mmboe of oil equivalent, achieving record total production for the year of 66.3 mmboe.

Sudhir Mathur

Acting CEO*

A landmark year with record production

“With its significance not just to our business but to India as a whole, it is a pleasure to report the excellent contribution of the Rajasthan block.

We also leveraged the revised regulation which allows further exploration of a producing asset. We re-commenced exploration drilling in the Rajasthan block establishing 6 discoveries and adding over 1 billion barrels of oil and gas in-place resources. Going forward, we will remain focused on executing multiple projects especially in Barmer Basin to achieve world class recovery and discovery rates.”

OIL & GAS

Production Performance

	Unit	FY 2013-14 (Proforma)	FY 2013-14 (Actual)*
Gross Production	boepd	218,651	218,651
Rajasthan	boepd	181,530	181,530
Ravva	boepd	27,386	27,386
Cambay	boepd	9,735	9,735
Oil	bopd	209,378	209,378
Gas	mmscfd	56	56
Net production-working interest	boepd	137,127	137,127
Oil	bopd	134,116	134,116
Gas	mmscfd	18	18
Gross Production	mboe	79.8	40.5
Working interest production	mboe	50.1	30.6

*	Sesa Sterlite acquired a 38.7% stake in Cairn India Limited, effective 26th August 2013. This has increased the company’s stake in Cairn India from 20.1% to 58.8%. The total oil and gas production (in million boe) and Financials (in crore) in the ‘Nine Months FY 2013-14 (Actual)’ are for the period from August 26, 2013. However, the average daily gross operated and working interest production numbers in ‘Nine Months FY 2013-14 (Actual)’are on proforma basis for nine months.

Operations

Cairn India achieved average gross production of 218,651 barrels of oil equivalent per day (boepd) during FY 2013-14, 6.5% higher than the previous year. During the year, the Company’s operations helped reduce the nation’s dependence on oil imports to the tune of US$ 7.5 Billion, and contributed over US$ 4.0 Billion to the exchequer.

In Rajasthan, the Company successfully achieved its target for FY 2013-14 of production of 200,000 boepd,

in March. During the fourth quarter of FY 2013-14, the block produced 17.2 mmboe of oil equivalent, achieving record total production for the year of 66.3 mmboe. In the process, the block also reached a landmark cumulative crude oil production milestone of 200 mmbbls for the year. As at March 31, 2014, the cumulative total production from Rajasthan stood at ~216 mmboe.

*	Took over from P. Elango from May 2, 2014

Statutory Reports
Management Discussion and Analysis	57

A total of 129 new wells were brought into production during the year, with 45 wells added in Q4 FY 2013-14. This has led to the block achieving gross average production of 181,530 boepd for FY 2013-14, up 7% YoY.

~216 mmboe

Cumulative total oil production from Rajasthan

A total of 129 new wells were brought into production during the year, with 45 wells added in Q4 FY 2013-14. This has led to the block achieving gross average production of 181,530 boepd for FY 2013-14, up 7% Year on Year (‘YoY’)

In FY 2013-14, Development Area (DA) 1, comprising the Mangala, Aishwariya, Saraswati and Raageshwari

oil and gas fields, produced a gross average 156,662 boepd, up 6% YoY. The Mangala field was the largest contributor, with the Aishwariya field adding to volume growth. During the year, DA 2, comprising the Bhagyam field, produced a gross average of 24,867 boepd, up 15% YoY as a result of the infill drilling programme.

In FY 2013-14, production at Cambay was 44% higher YoY at 9,735 boepd, due to the infill drilling campaign that was completed in FY 2012-13. Production at Ravva was lower in FY 2013-14 at 27,386 boepd, although recovery rates continue to exceed 47%.

At Rajasthan, we are focused on infrastructure development for the early monetisation of exploration success and improved reservoir recovery through EOR, infill drilling and facilities upgrades.

Market

	FY 2013-14	FY 2012-13	% Change
Average Brent Prices – US$/barrel	107.6	110.1	(2.3)

The year saw a rise in the global demand for oil, driven mainly by increasing demand in non-OECD countries and by the general economic recovery in the developed world in the second half of 2013 (source: IEA report, February 2014).

Demand increased to 91.3mb/d, a rise of 1.4% over 2012. However, global supply reached 91.5 mb/d, an increase of 0.7% year on year. The US shale revolution dominated production growth in North America, while production in OPEC countries was lower by 2.1% due to several disruptions in the second half of the year.

Average Brent prices for the year were lower by 2.3% at US$107.6/bbl as compared to FY 2012-13.It reached a high of ~US$118/bbl and a low of ~97/bbl during the fiscal.

In 2014, oil prices are expected to be stable.

Consumption is expected to grow but it is the balance of supply between OPEC and non-OPEC producers that will be the key driver of oil price movement.

Financial Performance

	(in Crore, except as stated)
	FY 2013-14	FY 2013-14
	(Proforma)	(Actual)
Revenue	18,762	11,904
EBITDA	13,877	8,620
EBITDA Margin	74.0%	72.4%

58 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

During the year, Cairn India has added significant oil in-place resources of over 1 billion boe to the existing 4.2 billion boe. Out of the 17 wells drilled since the resumption of exploration in 2013, over 80% have shown hydrocarbons and the Company has established six discoveries.

18,762 crore

Proforma Revenue from Operations

Revenue for FY 2013-14, post profit sharing with the GoI and the royalty expense in the Rajasthan block, was up 7% YoY driven by increase in working interest volume and benefit from rupee depreciation. This increase has been partly offset by higher profit sharing with GoI in DA1 consequent to tranche change.

EBITDA FY 2013-14 was up 7% compared to the previous year. The operating expenses for the year increased primarily due to increase in production from Rajasthan block and increased maintenance and operation activities. Employee benefit expense for the year was higher primarily due to change in measurement of outstanding stock option liabilities using the Fair value method (Black-Scholes) as against the previously followed intrinsic value method.

Exploration

Rajasthan

During the year, Cairn India has added significant oil-in-place resources of over 1 billion boe to the existing 4.2 billion boe. Out of the 17 wells drilled since the resumption of exploration in 2013, over 80% have shown hydrocarbons and the Company has established six discoveries (2 in Q4 FY 2013-14 and 1 in April 2014). In addition, 266 km2 (14%) of the planned 1,900 km2 of 3D seismic data acquisition has been completed.

Ravva

The drilling of this ‘high temperature, high pressure’ prospect reached a depth of 2,720 m as at March 31, 2014. Although the campaign has witnessed some weather and operational challenges, the Company expects to complete the drilling activity before the onset of monsoons.

KG Onshore

The extended flow test on the Nagayalanka-1z-ST appraisal well was completed in March 2014 and the maximum combined flow rate achieved was ~850 bopd.

Other Indian Assets

In KG Offshore, 1,050 km2 of 3D seismic data is expected to be acquired over the course of FY 2014-15. The tender has been awarded for acquisition of ~2,000 line-km of 2D seismic in the Mumbai Offshore block.

International Assets

In Sri Lanka, discussions are ongoing with the Sri Lankan Government regarding commercial terms to monetise the discovered In-place gas resources of 73 mmboe on the block.

In South Africa, acquisition of 1,981 km2 of 3D seismic and 3,000 line km of 2D seismic data has been completed and processing is underway.

Statutory Reports
Management Discussion and Analysis	59

The Company is embarking on the implementation of three major development projects in the Rajasthan block with a net capex of US$ 2.4 Billion over the next three years.

100%

2P Reserve

Replacement Ratio

Development

The ongoing capex programme is focused on exploration and development activities across all the assets, with 87% of the budget to be invested in the Rajasthan block over the next three years.

As part of this programme, plans for the redevelopment of the Raageshwari Deep Gas field, implementation of the full field polymer flood EOR in the Bhagyam field, and better reservoir performance of the Aishwariya field have all contributed to a net addition of ~50 mmboe to 2P reserves. This has resulted in a 2P Reserve Replacement Ratio of ~100% for FY 2013-14.

The Company is embarking on the implementation of three major development projects in the Rajasthan block with a net capex of US$ 2.4 Billion over the next three years:

•	Enhanced Oil Recovery (EOR) project including a drilling campaign and facilities upgrade: Net Capex – US$ 1.6 Billion

•	We are targeting the first polymer injection in the Mangala field EOR project within FY 2014-15 and have awarded all contracts for the execution

•	The polymer flood EOR plan is in place for the Bhagyam field and JV alignment is underway. Plans are being prepared to extend the polymer flood EOR to the Aishwariya field

•	The Alkaline Surfactant Polymer pilot at Mangala has commenced
•	Barmer Hill development: Net Capex of US$ 0.6 Billion

•	Exploration results confirm BH potential across the block

•	We are replicating the North American development model to scale up the development

•	Satellite fields are to be put into production through the Integrated Block Development Policy (IDP). Raag-S-1, the 26th discovery in DA 1, was brought into test production within a year of discovery

•	Gas development: Net Capex of US$0.2 Billion

•	Development of the Raageshwari Deep Gas field is underway

•	Upgrading the RDG terminal to higher capacity and plans to create higher capacity pipeline infrastructure are ongoing in order to monetise the additional gas potential in the block

The Coming Year

Outlook

The Company will continue to focus on key development projects aimed at enhancing recovery rates, supported by an overall planned net capex of US$ 3.0 Billion by FY 2016-17.

We are targeting a reserve-replacement ratio of 150% in next three years, subject to a PSC extension. We are also looking to deliver a three-year production CAGR of 7-10% from known discoveries with flat production in FY 2014-15.

Further exploration activity across the portfolio will

provide additional upside value and momentum, and adopting technology will support low-cost operations and development.

The industry is looking forward to future growth opportunities in India, from the PSC extension policy, the fiscal model for the next round of auctions and the shale gas policy for pre-NELP and NELP blocks.

Our Strategic Priorities

•	Rajasthan development:

•	Sustaining production at MBA fields through EOR, drilling campaign and facilities upgrade

•	Application of North American model to target world class recovery at Barmer Hill

•	Leverage gas potential through step-wise development ramp-up

•	Increase recovery from mature assets through infill drilling and technology adoption

•	Continue exploration and appraisal program across the portfolio, with a sharper focus on Rajasthan

•	Pursue for extension of Production Sharing Contracts

60 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

The production of pig iron and metallurgical coke was significantly higher by 66% and 23% to 510,000 tonnes and 408,000 tonnes, respectively. The increase is primarily due to the commissioning of new pig iron capacity and the associated metallurgical coke.

Pramod Unde and A. N. Joshi

Interim Management Committee

Some tailwind, expecting a return to work

“It is encouraging that a more positive climate for the iron ore sector started to emerge in the later part of this reporting year.

The mining ban was lifted in Karnataka and we were able to re-start operations in December. The ban in Goa was also lifted by the Supreme Court, with conditions, in April 2014 and we are working with the relevant authorities on resuming operations.

As an established mining company, we hope for a return to sustainable mining at both sites.”

IRON ORE

Production Performance

	FY 2013-14	FY 2012-13	% Change
Production
Saleable ore (mt)	1.5	3.7	(59.5)
Goa	—	3.7	—
Karnataka	1.5	0.0	—
Pig iron (kt)	510	308	65.6
Sales
Iron ore (mt)	0.0	3.1	—
Goa	—	3.0	—
Karnataka	0.0	0.1
Pig iron (kt)	544	275	97.6

Operations

The Honourable Supreme Court vide its order dated April 21, 2014 has lifted the ban on mining in the State of Goa, subject to certain conditions. The Honourable Supreme Court has imposed an interim restriction on the maximum annual excavation from the mining leases in the State of Goa of 20 mt subject to determination of final capacity by Expert Committee appointed by the Supreme Court.

Further, in its order, the Supreme Court has held that all mining leases in the State of Goa, including those of Sesa Sterlite, have expired in 2007. Consequently, no mining operations can be carried out until renewal/ execution of mining lease deeds by the State government. The Company is working towards securing the necessary permissions for commencement of operations at the earliest.

The Supreme Court has further directed that the Entire sale value arising out of E-auction of inventories be appropriated to various purposes specified in the order with only the average cost of excavation of iron ores paid to the mining lessees.

Further, for all fresh production of iron ore, a payment of 10% of sale price shall be made by all lessees towards Goa Iron Ore Permanent Fund.

Statutory Reports
Management Discussion and Analysis	61

World steel production in 2013 was 4.2% higher, relative to 2012, at a total of 1.6 billion tonnes. The large increase was driven mostly by a 66 mt increase in China’s steel production.

431 mt

Reserves and Resources

In Goa, we participated in e-auctions of inventory and sold 0.3 mt during the fourth quarter but these were not accounted for as sales since the dispatches did not take place.

The production of pig iron and metallurgical coke was significantly higher by 66% and 23% to 510,000 tonnes and 408,000 tonnes, respectively. The increase is primarily due to the commissioning of new pig iron capacity and the associated metallurgical coke.

Operations - Karnataka

We resumed mining on December 28, 2013 and optimised our approved annual capacity of 2.29 mtpa, which resulted in a production of 1.5 mt this year. However, only 27 kt was sold during the year.

At Karnataka, we have an annual capacity of 2.29 mt, and we mined out 1.5 mt since restarting operations on December 28, 2013.

Market

World steel production in 2013 was 4.2% higher, relative to 2012, at a total of 1.6 billion tonnes. The large increase was driven mostly by a 66 mt increase in China’s steel production.

World steel consumption in 2013 is estimated to have increased by 2.9% to a total of 1.59 billion tonnes. The chief driver of this growth was a 6% increase in China’s consumption. China continued to be the world’s largest steel consumer in 2013.

In 2014, India’s steel consumption is forecast to increase 5% as a result of government spending on infrastructure and higher consumption of consumer durables.

Iron ore spot prices averaged US$ 126 (FOB) a tonne, an increase of 3.4%, compared to that of the previous year. Spot prices have been declining through the last quarter of FY 2013-14. Iron ore prices are not expected to recover to the high levels due to the increased availability of supplies from new mines starting up in FY 2014-15.

Financial Performance

		(in Crore, except as stated)
	FY 2013-14	FY 2012-13	% Change
Revenue	1,662	2,725	(39.0)
EBITDA	(230)	524	(143.8)
EBITDA Margin	(13.8)%	19.2%	—

EBITDA in FY 2013-14 was (230) Crore, compared to 524 Crore in the previous year. Negative EBITDA was mainly due to the mining ban in Goa and Karnataka till December 2013.

Liberia Project

We are currently working with the government of Liberia on infrastructure solutions for evacuation of the ore once mining operations starts.

Reserves & Resources

We have identified significant and potentially low cost ‘start-up’ ores at all three Liberian projects, with tailings at Bomi and soft weathered cap ore at Bea and Mano. Initial studies indicate that these are resources that are easy to process. These resources have potential for further enhancement with more exploration.

The Coming Year

Outlook

We are engaging with the State Government and MoEF to gain approvals for starting mining on our leases in Goa, and we expect production to start in the second half of the financial year.

Our Strategic Priorities

•	Resuming mining in Goa

•	Continuing to add to reserves and resources by active exploration in existing brown field areas

•	Infrastructure options for the Liberia mining project

62 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Copper cathode production was 16.6% lower at 294,000 tonnes on account of temporary closure in Q1 FY 2013-14. Post commencement of operations, smelter ramped up well and operated at its rated capacity.

P. Ramnath

CEO, Copper India

Kishore Kumar

CEO, Base Metals - Africa, Ireland and Australia

A stop-start year

“Looking back over the reporting year, we experienced a mixture of progress and challenges.

We underwent a temporary closure at the Tuticorin smelter and also had to suspend operations at our Australian mine due to a mud rush.

We were able to restart the Tuticorin smelter at the end June 2013 and see it ramped up to full capacity and commission the second unit of the captive power plant in Tuticorin.

These positive developments augur well for the current year.”

COPPER - INDIA/AUSTRALIA

Production Performance

	FY 2013-14	FY 2012-13	% Change
Production
India – Cathode	294	353	(16.6)
Australia - Mined metal content	18	26	(31.5)

Operations

Copper cathode production was 16.6% lower at 294,000 tonnes on account of temporary closure in Q1 FY 2013-14. Post commencement of operations, smelter ramped up well and operated at its rated capacity.

The Company has received the final regulatory approval for the second unit of 80 x 2 MW power plant in March 2014 subsequently it was duly commissioned and generated 25 million units over the year.

Production at our Australian mine is affected by suspension of mining operations following a mud rush incident in January 2014. We are working with Work Safe Tasmania to resume operations.

Market

	FY 2013-14	FY 2012-13	% Change
Average LME cash settlement prices (US$ per tonne)	7,103	7,853	(9.5)
Realised TC/RCs (US cents per lb)	16.6	12.8	30.0

Average LME copper price fell by 10% and Treatment charges/Refining charges (TC/RC) increased by 30% during the year, compared to the corresponding prior period.

Statutory Reports
Management Discussion and Analysis	63

Global refined copper production in 2013 was 21 mt, an increase of 3.2% over 2012. Global refined copper consumption increased by 5.6%. Mine production improved considerably from third quarter of 2013 and stable operations continued.

20,594 crore

Revenue from Operations

Global refined copper production in 2013 was 21 mt, an increase of 3.2% over 2012. Global refined copper consumption increased by 5.6%. Mine production improved considerably from third quarter of 2013 and stable operations continued, which led to increase in availability of copper concentrates resulting in higher TC/RC. Annual market settlement of TC/ RC for calendar year 2014 supplies saw an increment of around 30% over 2013 market terms.

Consumption in the Indian primary copper market increased slightly in 2013. The demand for refined copper in India is expected to grow to 2 million tons in 2030, representing a Compounded Annual Growth Rate (‘CAGR‘) of approximately 7%. Indian copper demand will be driven by investments in infrastructure projects, development of power generation capacities and continued urbanisation.

Unit Costs

	FY 2013-14	FY 2012-13	% Change
Unit conversion costs( CoP) – (US cents per lb)	9.7	8.7	12.0

CoP increased from 8.7 US cents per/lb to 9.7 US cents per/lb, mainly due to lower volumes and significantly lower by-product credits.

TC/RC has been improved significantly by 30%,compared to last year.

In FY 2013-14, the unit cost of production at our Australian operations,

including treatment and refining charges (TC/RCs) and freight, was 240 US cents per lb higher than 220 US cents per lb in FY 2012-13 due to lower volumes.

Financial Performance

		(in Crore, except as stated)
	FY 2013-14	FY 2012-13	% Change
Revenue	20,594	21,742	(5.3)
EBITDA	1,176	1,217	(3.4)
EBITDA Margin	5.7%	5.6%	—

EBITDA for FY 2013-14 was 1,176 Crore, compared to 1,217 Crore in the previous year. Reduction in EBITDA is mainly on account of lower profit from our Australian operations. This was caused by suspension of operations in Q4 FY 2013-14, higher COP at our Indian operations and lower volumes due to temporary closure in Q1 FY 2013-14 partially offset by higher TC/RC.

The Coming Year

Outlook

At Copper India, the Tuticorin smelter underwent a planned 22-day maintenance shutdown, starting on 26 April 2014. This came after a record campaign life of 45 months and we are now targeting improved plant availability and reliability. Mine production at our Australian mine is expected to start in a staged manner and at lower volumes, once regulatory approvals are received.

Our Strategic Priorities

•	Sustaining operating efficiencies and cost leadership at copper smelting operations

•	Implementing a safe way to resume mining and production in the Mt. Lyell district in Australia

64 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Production of aluminium in FY 2013-14 was 794 kt tonnes, an increase of 2.6%, compared with the previous year. During the year Jharsuguda-I and Korba-II smelter both were operated at above their rated capacity.

S.K. Roongta

CEO

Record production powered by new efficiencies

“We are the largest aluminium producer in India and our performance in FY 2013-14 consolidated that position.

We believe that with our inherent strengths we will be able to address the challenges of securing feed stock for our aluminium operations enabling the completion of our projects and ramp up of production. This will serve as a powerful springboard for the year ahead.”

ALUMINIUM

Production Performance

	FY 2013-14	FY 2012-13	% Change
Production (kt)
Alumina – Lanjigarh	524	527	(0.6)
Aluminium – Jharsuguda	542	527	2.9
Aluminium – Korba	252	247	2.1

Total Aluminium	794	774	2.6

Sale of Surplus power (Million units)	126	323	(61.0)

Operations

Post commencement of operations in July 2013, our Lanjigarh refinery has ramped up well and delivered 524 kt production till March 2014. In Q4 FY 2013-14 Lanjigarh refinery had a capacity utilisation of 91%.

Production of aluminium in FY 2013-14 was 794 kt tonnes, an increase of 2.6%, compared with the previous year. During the year Jharsuguda-I and Korba-II smelter both were operated at above their rated capacity.

			Unit Costs
	FY 2013-14	FY 2012-13	% Change
Alumina Cost (US$ per tonne)	358	353	(1.4)
Alumina Cost ( per tonne)	21,700	19,241	12.8
Aluminium production cost (US$ per tonne)	1,658	1,879	(11.8)
Aluminium production cost ( per tonne)	100,400	102,300	(1.9)
JharsugudaCoP (US$ per tonne)	1,602	1,869	(11.7)
Jharsuguda CoP ( per tonne)	96,900	101,800	(4.8)
Jharsuguda Smelting Cost (US$ per tonne)	889	1,090	(18.4)
BALCO COP (US$ per tonne)	1,781	1,901	(6.3)
BALCO COP ( per tonne)	107,700	103,500	4.1
BALCO Smelting Cost (US$ per tonne)	1,082	1,165	(7.1)

Alumina COP was US$ 358 per tonne in FY 2013-14, compared to US$ 353 per tonne in FY 2012-13. This was lower on account of rupee depreciation during the year and imported bauxite.

Statutory Reports
Management Discussion and Analysis	65

Even without captive bauxite and the reliance on imported alumina, our aluminium operations were ranked in the second quartile of the global cost curve.

CoP of hot metal at Jharsuguda was 96,900 (US$1,602) per tonne, compared to 1,01,800 (US$ 1,869) per tonne in the previous year. A 11.7% decline in US$ term and 4.8% decrease in rupee term was mainly on account of decrease in our power costs reflecting operational efficiencies, better coal mix, reduced specific coal consumption and specific power consumption.

At the Korba smelter, CoP decreased to US$ 1,781 on account of rupee depreciation but in rupee term CoP increased on account of higher power cost due to tapering of coal linkage, partially offset by improved operational efficiency of the plant.

Even without captive bauxite and the reliance on imported alumina, our aluminium operations were ranked in the second quartile of the global cost curve.

Market

	FY 2013-14	FY 2012-13	% Change
Average LME cash settlement prices (US$ per tonne)	1,773	1,974	(10.2)

Average LME prices for aluminium for the year were US$ 1,773, a decline of 10% from the average price level during same period last year (US$1,974). Accumulated LME stock and longer queues for delivery had led to an increase in the premium by end of the year.

Global primary aluminium consumption has recorded a growth of 5.3% to 49 mt in 2013 over 2012 (47 mt). Primary aluminium demand is expected to grow by 6% annually in the 2013 – 2017 period, supported by transport sector and substitutions in favour of aluminium. The consumption in India decreased by 8% YOY to 2.2 mt in FY 2013-14. The lack of demand in the electrical sector led to a consumption decline. In FY 2014-15, we are anticipating the consumption to increase in the near-term, driven by demand from electrical sector. Investments in infrastructure and transport segment are expected to further boost aluminium demand in the domestic market.

Financial Performance

		(in Crore, except as stated)
	FY 2013-14	FY 2012-13	% Change
Revenue	10,779	10,024	7.5
EBITDA	1,716	1,272	34.9
EBITDA Margin	15.9%	12.7%	—

EBITDA for FY 2013-14 was up by 34.9% at 1,716 Crore, compared to 1,272 Crore in FY 2012-13. EBITDA increased on account of better operating efficiency and lower COP partially offset by lower LME which dropped by 10%.

Projects

We commenced the Korba-III 325 kt smelter with the first metal tapping in Q4. We produced around 900 tonnes of aluminium with power sourced from the BALCO 270 MW power plant. Out of the first 84 Pots, 36 Pots had been started by March 31, 2014. We expect to commission the balance 48 pots during FY 2014-15 consequent to the commissioning of the 1,200 MW power plant, which expects to receive regulatory approvals in Q1 FY 2014-15.

The Coming Year

Outlook

We are working on progressive ramp up of the full capacity . We are also working on feed stock security plan in terms of bauxite sourcing, alumina sourcing and the coal block start up at Korba.

We are optimistic that our existing facilities will continue to operate at above their rated capacities in the coming year. We are focused on putting the new capacities and the associated power plants into operation. We are also working on feedstock security in terms of bauxite sourcing, alumina sourcing and the coal block start-up at BALCO.

We also expect a progressive start-up of new pot lines at our Jharsuguda smelter, once we have permission from the authorities to use power from our 2,400 MW power plant.

The resulting increase in volumes, combined with operational efficiencies and an expected higher proportion of value-added products, should provide improved returns.

We are working on securing captive feed for the Alumina refinery, but will not access Niyamgiri or other deposits without the prior consent of local communities. We will also work with OMC to help them meet their MoU commitment to us from other regional resources.

Strategic Priorities

•	Securing captive refinery feed to realise the full potential of cost efficiencies and increase capacity utilisation

•	Securing regulatory approvals for refinery expansion

•	Commissioning the unused smelter capacities at BALCO and Jharsuguda

•	Expediting development of the captive coal block at BALCO

66 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Power sales were lower by 7.5% at 9,374 million units, compared to previous year on account of lower sales in BALCO 270 MW power plant. This was caused due to lower power rates and weak demand which was partially offset by marginal higher volumes from the Jharsuguda 2,400 MW power plant.

S.K. Roongta

CEO

Well-placed for an upturn in demand

“We experienced a period of distribution challenges and low customer demand that led to lower sales even though there was unmet end-user demand. Despite this, we were generally pleased with progress during the year.

Although the near-term outlook for sales remains weak, the completion of several steps being taken by the Government should enhance grid connectivity and the market environment for power generators.

POWER

Production Performance

	FY 2013-14	FY 2012-13	% Change
Power Sales (MU)	9,374	10,129	(7.5)
MALCO and Wind Energy	1,359	1,358	0.1
BALCO 270 MW	390	1,241	(68.6)
SEL[1]	7,625	7,530	1.3

1.	Includes production under trial run nil million units in FY 2013-14 vs 795 million units in FY 2012-13.

Operations

Power sales were lower by 7.5% at 9,374 million units, compared to previous year on account of lower sales in BALCO 270 MW power plant. This was caused due to lower power rates and weak demand which was partially offset by marginal higher volumes from the Jharsuguda 2400 MW power plant, which operated at 40% plant load factor in FY 2013-14. Plant Load Factor (PLF) of Jharsuguda 2400 MW power plant was affected due to transmission constraints.

Market

The last five years have witnessed more than 23,000 MW of Independent Power Producers (IPP) capacity addition (mostly thermal around 68% and renewable energy sources at around 13%). This not only exceeded the Government target but also added more than the total capacity in the 15 years preceding it. The country’s per capita electricity consumption is about 917.18 kWh in 2013.

Statutory Reports
Management Discussion and Analysis	67

Our exposure to third party sales will reduce as we gradually ramp up our Aluminium smelter production at Jharsuguda. We also anticipate that with the improvement in the economic climate, industrial performance and the demand the open market price for power is expected to recover significantly.

3,574 crore

Revenue from Operations

Unit Costs

	FY 2013-14	FY 2012-13	% Change
Sales realisation( /kwh)	3.54	3.33	6.3
Cost of production( /kwh)	2.23	2.14	4.3

The cost of generation for the year at Jharsuguda increased marginally as compared to previous year.

Financial Performance

		(in Crore, except as stated)
	FY 2013-14	FY 2012-13	% Change
Revenue	3,574	3,619	(1.2)
EBITDA	1,025	1,245	(17.7)
EBITDA Margin	28.7%	34.4%	—

The Company’s EBITDA in FY 2013-14 was 1,025 Crore, compared to the previous year’s  1,245 Crore. This was marginally lower primarily due to lower volumes.

The Coming Year

Projects

The boiler light-up of the first 660 MW unit of the 1,980 MW Talwandi Sabo power plant was achieved in Q3 FY 2013-14, followed by the synchronisation. Coal logistics were established in Q4 FY 2013-14 and we expect to commence trial runs in Q1 FY 2014-15.

Outlook

We are focused on commissioning and ramping-up the Talwandi Sabo power plant.

Our exposure to third party sales will reduce

as we gradually ramp up our Aluminium smelter production at Jharsuguda. We also anticipate that with the improvement in the economic climate and industrial performance generally, the demand and hence the open market price for power is expected to recover significantly in next few years.

Our Strategic Priorities

•	Enhancing access to power transmission facilities

•	Working with the Government on coal sourcing
•	Completing the 1,980 MW Talwandi Sabo power project

Port Business

The tonnages handled at our Port business at Vizag Cargo Berth (VGCB) continues to increase. This year we handled 4.7 tonnes and generated an EBITDA of  24 crore. VGCB is one of the deepest coal terminals on the eastern coast of India, which enables docking of large Capesize vessels.

68 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Our risk management framework is designed to be a simple, consistent and clear for managing and reporting risks from the group’s businesses to the board. Risk management is embedded in our critical business activities, functions and processes.

control measures stated in the risk matrix are also periodically reviewed by the business management teams to verify their effectiveness.	review of risk control measures and by approval of remedial actions, where appropriate.

PRINCIPAL RISKS AND UNCERTAINTIES

Our businesses are exposed to variety of risks which are inherent to an international mining and resources business. Resource companies carry with it a significant element of constantly evolving risks, making it essential for them to develop systems to manage risks, while simultaneously balancing the relative risk/reward equations demanded by its stakeholders. In addition, the nature of the business operations is long term, resulting in several of the identified risks being enduring in nature.

Our risk management framework is designed to be a simple, consistent and clear for managing and reporting risks from the group’s businesses to the board. Risk management is embedded in our critical business activities, functions and processes. Materiality and tolerance for risk are key considerations in our decision-making.

Our management systems, organisational structures, processes, standards, code of conduct together form the system of internal control that govern how we conduct the group’s business and manage the associated risks.

We have a multi-layered risk management framework aimed at effectively mitigating the various risks which our businesses are exposed to in the course of their operations as well as in their strategic actions. We identify risk at the individual business level for existing operations as well as for ongoing projects through a consistently applied methodology, using the Turnbull matrix.

Formal discussion on risk management happens in business level review meetings at least once in a quarter. The respective businesses review the risks, change in the nature and extent of the major risks since the last assessment, control measures established for the risk and further action plans. The

These meetings are chaired by business CEOs and attended by CXOs, senior management and key team members. Risk officers have been formally nominated at all operating companies as well as group level whose role is to create awareness on risks at senior management level and to develop and nurture a risk management culture within the businesses. Risk mitigation plans form an integral part of KRA / KPI process of process owners. Structured discussions on risk management also happen at SBU levels on their respective risk matrix and mitigation plans.

As mentioned in the last years report, formal discussion on risk management happens at group level once in a quarter. Group Level Risk Management Committee meeting is attended by group senior management, entity CXOs, risk officers and other members.

The Board of Directors has the ultimate responsibility for management of risks and for ensuring the effectiveness of internal control systems. The Audit Committee aids the Board in this process by identification and assessment of any changes in risk exposure,

The Audit Committee is in turn supported by the Group Level Risk Management Committee (GRMC), which helps the Audit Committee in evaluating the design and operating effectiveness of our risk mitigation program and the control systems built in.

In addition to the above, other key risk governance and oversight committees include:

•      Group Treasury Risk Management Committee – for treasury-related risks

•      Group Capex Sub- Committee – for risks related to capital investment decisions

•      Board Level Sustainability Committee – for sustainability related risks

While our risk management framework is designed to help the organisation meet its objectives, there can be no guarantee that our risk management activities will mitigate or prevent these, or other, risks from occurring.

Statutory Reports
Management Discussion and Analysis	69

Risks & Impact	Mitigation Plan

Delay in operationalisation of production facilities

Risks	Impact	Mitigation Plan
Some of our projects have been completed (pending commissioning) or nearing completion.

The timing, implementation and cost of these expansion projects are subject to a number of risks, including delay in obtaining necessary approvals which may delay or prevent group from commencing commercial operations at some of these projects.

We are in the process of securing key raw material linkages for our alumina / aluminium business. In order to meet our bauxite requirements, continuous dialogue is happening with the state government for allocation of new mining leases. Sourcing of bauxite from mines in neighboring states is also being pursued.

Various infrastructures related challenges have been / are being addressed. Requisite approvals to operationalise our production facilities are being pursued.

A strong management team is in place to work towards sustainable low cost of production, operational excellence and securing key raw material linkages. With Sesa Sterlite merger process completed, we have progressed one step further in this direction. Further details in this connection are included in the aluminium business section.

Extension of Production Sharing Contract of Cairn

Risks	Impact	Mitigation Plan
Cairn India has 70% participating interest in Rajasthan Block. The production sharing contract (PSC) of Rajasthan Block runs till 2020.	Challenges in extension of production sharing contract of Cairn (beyond 2020) or extension at less favourable terms may have implications.

PSC has certain enabling provisions for extension of the terms. During the year, we continued to engage effectively with all Government stakeholders for an informed policy discourse.

FY 2013-14 saw increased engagement between Ministry of Petroleum & Natural Gas and industry associations to improvise regulatory and operational environment.

Formal application for extension of the license term as provided in the Production Sharing Contract has been submitted to the Ministry of Petroleum and Natural Gas.

70 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Risks & Impact	Mitigation Plan

Challenges in resumption, continuation of Iron Ore business in Goa

Mitigation Plan

The Honourable Supreme Court vide its order dated April 21, 2014 has lifted the ban on mining in the State of Goa, subject to certain conditions. The Honourable Supreme Court has imposed an interim restriction on the maximum annual excavation from the mining leases in the State of Goa of 20 million tonnes subject to determination of final capacity by Expert Committee appointed by the Supreme Court. The Company is working towards securing the necessary permissions for commencement of operations at the earliest.

Community relations

Risks	Impact	Mitigation Plan
The continued success of the Group’s existing operations and its future projects are in part dependent upon broad support and a healthy relationship with the respective local communities.

Failure to identify and manage local concerns and expectations can have a negative impact on relations with local communities and therefore affect the Group’s reputation and social licence to operate and grow.

The Group engages with its local communities to establish relations based on trust and mutual benefit. The Group seeks to identify and minimise any potentially negative operational impacts and risks through responsible behaviour – acting transparently and ethically, promoting dialogue and complying with commitments to stakeholders.

Our approach to community development is holistic, long-term, integrated and sustainable and is governed by two key considerations - needs of the local people and the development plan in line with the UN Millennium Development Goals. Our endeavour is to integrate our sustainability objectives into long term planning.

The Group endeavours to ensure clear and transparent communication with local communities, including through the use of a grievance management process, local perception surveys, local media and community meetings.

We help communities identify their priorities through participatory needs assessment programmes and then work closely with them to design programmes that seek to make progress towards improvement in quality of life of the local communities.

Our community programmes reach extends to all our operations and are benefitting over 3.5 million people from over 2,200 villages. Our community activity is delivered at local, regional & national level to ensure businesses are able to effectively maximise impact in facilitating socio-economic development. Details of the Group’s community relations activities are included in the Sustainability section.

Statutory Reports
Management Discussion and Analysis	71

Risks & Impact	Mitigation Plan

Health, Safety and Environment (HSE)

Risks	Impact	Mitigation Plan
The resources sector is subject to extensive health, safety, and environmental laws, regulations and standards.	Evolving regulations, standards and stakeholder expectations could result in increased cost, litigation or threaten the viability of operations in extreme cases.

Health, Safety and Environment is a high priority area for the group. Compliance with international and local regulations and standards, protecting our people, communities and the environment from harm and our operations from business interruptions are our key focus areas. Board level Sustainability Committee chaired by a non-executive director and includes CEO as its member meets periodically to discuss HSE performance. HSE experts are inducted from reputed Indian and global organisations to bring in best-in-class practices in the group.

The group has appropriate policies and standards in place to mitigate and minimise any HSE related occurrences. Structured monitoring and review mechanism and system of positive compliance reporting is in place.

The Company has recently implemented a fresh set of standards to align its sustainability framework in line with international practices. A structured sustainability assurance programme has been launched in the group covering environment, health, safety, community relations and human rights aspects and to embed our commitment at the operational level. System of independent audits of HSE practices by leading international consultants is in place.

The Company has an appropriate policy in place for occupational health related matters supported by structured processes, controls and technology. Our operations ensure the issue of operational health and consequential potential risk/obligations are carefully handled. Depending on the nature of the exposure and surrounding risk, our operations have different levels of processes, controls and monitoring mechanisms. There is a strong focus on safety during project planning / execution with adequate thrust on contract workmen safety.

Details of the Group’s HSE activities are included in the Sustainability section.

72 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Risks & Impact	Mitigation Plan

Transitioning of Zinc & Lead mining operations from open pit to underground Mining

Risks	Impact	Mitigation Plan
Our zinc and lead mining operations in India are transitioning from an open pit mining operation to underground mining operation.	Difficulties in managing this transition may result in challenges in achieving stated business milestones.

A strong separate empowered organisation is working towards ensuring a smooth transition from open pit to underground mining. We are working with internationally renowned engineering and technology partners on this project.

Technical audits are being carried out by independent agencies.

Reputed contractors have been engaged to ensure completion of the project on indicated time lines. These mines will be developed using best in class technology and equipment and ensuring the highest level of productivity and safety.

We are inducting employees / contractors in our system having underground mining expertise. We are also sending our employees to overseas underground mines for skill development.

Stage gate process is being implemented to review risk from time to time and remedy at multiple stages on the way. Progress reports projects are regularly reviewed, including assessments of the progress against the key project milestones, as well as actual performance against budget. Robust quality control procedures have also been implemented to check safety and quality of services / design / actual physical work.

Political, legal and regulatory risk

Risks	Impact	Mitigation Plan
We have operations in many countries around the globe, which have varying degrees of political and commercial stability.

The political, legal, fiscal and other regulatory regimes in the countries we operate in may result in higher operating costs, restrictions such as the imposition or increase in royalties or taxation rates, export duty, impact on mining rights / ban and change in legislation pertaining to repatriation of money.

We may also be affected by the political acts of governments including resource nationalisation and legal cases in these countries over which we have no control.

The Company monitors regulatory and political developments on continuous basis. Our focus has been to communicate our responsible mining credentials through representations to government and industry associations.

We continue to demonstrate the group’s commitment to sustainability by proactive environmental, safety and CSR practices. We continue to actively engage with local community / media / NGOs on these matters. We actively communicate with stakeholders to highlight large investments made / being made in operating countries.

Organisation for SOX and SEC related compliances is in place. We have an online portal for compliance monitoring. Competent in-house legal organisation in place at all companies. Framework for monitoring against Anti Bribery & Corruption guidelines is in place.

Statutory Reports
Management Discussion and Analysis	73

Risks & Impact	Mitigation Plan

Fluctuation in commodity prices

Risks	Impact	Mitigation Plan
Commodity prices and demand are volatile and strongly influenced by global economic conditions.	Volatility in commodity prices and demand may adversely affect the Group’s earnings, cash flow and reserves.

The diversified nature of the commodities including sizeable exposure to oil provides some protection from the fluctuation in commodity prices.

The Group’s policy is to sell its products at prevailing market prices and not to enter into price hedging arrangements other than for businesses which are on tolling basis where back to back hedging is used to mitigate pricing risks. In exceptional circumstances we may enter into strategic commodity hedging but only with prior approval of Executive Committee.

The group has developed robust controls in this area. Group Treasury Risk Management Committee reviews the commodity related aspects and suggests necessary course of action as may be needed by group entities.

Currency exchange rate and interest fluctuations

Risks	Impact	Mitigation Plan
Our assets, earnings and cash flows are influenced by a variety of currencies due to the diversity of the countries in which we operate.

Fluctuations in the exchange rates of those currencies may have a significant impact on our financial results.

Although the majority of the Group’s revenue is tied to commodity prices that are typically priced by reference to the US dollar, a significant part of its expenses are incurred and paid in local currency. Moreover group borrowings are significantly denominated in US dollars while a large percentage of cash and liquid investments are held in other currencies, mainly in the Indian rupee. Any material fluctuations of these currencies against the US dollar could results in lower profitability or in higher cash outflows towards debt obligations.

Philosophy of the group is not to speculate in forex. As in commodity, we have developed robust controls in forex management as well. Treasury Risk Management Committee reviews the group’s forex related matters periodically and suggests necessary course of action as may be needed by group entities.

The Group seeks to mitigate the impact of short-term movements in currency on its businesses by hedging its short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on the Group’s businesses, operating results, financial condition and/or prospects.

74 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Risks & Impact	Mitigation Plan

Discovery risk

Risks	Impact	Mitigation Plan
The increased production rates from our growth oriented operations places demand on exploration and prospecting initiatives to replace reserve and resources at a pace faster than depletion.

A failure in our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our prospects. There are numerous uncertainties inherent in estimating ore and oil and gas reserves, and geological, technical and economic assumptions that are valid at the time of estimation may change significantly when new information becomes available.

Our strategic priority is to add to our ‘Reserves and Resources’ by extending resources at a faster rate than we deplete them through continuous focus on drilling and exploration programmes. In order to achieve this we have developed a strong organisation and allocated adequate financial resources for exploration. International technical experts / agencies working closely with our exploration team. We also have a system of periodic independent technical audits by leading international firms. We also continue to emphasise on long term supply contracts with mines.

Breaches in information / IT security risk

Risks	Impact	Mitigation Plan

Like many other global organisations, our reliance on computers and network technology is increasing. We maintain global information technology infrastructure, applications and communications network to support our business activities.

These systems could be subject to security breaches resulting in theft, disclosure or corruption of key / strategic information. Security breaches could also result in misappropriation of funds or disruptions to our business operations. A cyber security breach could have a significant impact on business operations.

A strong organisation is in place at respective entities for information / IT security. IT security policies and procedures are defined at individual entities.

We seek to manage the cyber security risk through standards, ongoing monitoring of threats and awareness initiatives throughout the company. IT system in place to monitor logical access.

Statutory Reports
Management Discussion and Analysis	75

Risks & Impact	Mitigation Plan

Talent / skill shortage risk

Risks	Impact	Mitigation Plan

The Group’s efforts to continue its growth and efficient operations will place significant demands on its management resources. The Group’s highly skilled workforce and experienced management team is critical to maintaining its current operations, implementing its development projects and achieving longer-term growth.

Any significant loss or diminution in the collective pool of Vedanta’s executive management or other key team members could have a material effect on its businesses, operating results and future prospects.

The group continue to invest in initiatives which seek to widen our talent pool. We have a talent management system in place to identify and develop internal candidates for critical management positions, as well as processes to identify suitable external candidates, wherever appropriate.

The Group’s performance management system is designed to provide reward and remuneration structures and personal development opportunities appropriate to attract and retain key employees. A structured programme is in place to map critical positions and ensure that all such positions are filled up with competent resources.

Our progressive HR policies along with strong HR leadership have ensured that career progression, job rotation and job enrichment continue be focus areas for the businesses in the group.

Reliability and predictability in operational performance

Risks	Impact	Mitigation Plan

Our operations are subject to conditions and events beyond our control that could, among other matters, increase our mining, transportation or production costs, disrupt or halt operations at our mines, smelters and power plants and production facilities for varying lengths of time or even permanently.

These conditions and events include disruptions in mining and production due to equipment failures, unexpected maintenance problems and other interruptions, non-availability of raw materials of appropriate quantity and quality for our energy requirements, disruptions to or increased cost of transport services or strikes and industrial actions or disputes.

Asset utilisation and cost of production (‘CoP’) continues to be a priority area. We carry out periodic benchmarking of cost of production and other operational efficiencies with the objective of being in the top decile in all the businesses on CoP. A structured asset optimisation programme has been launched in the Group with help of reputed consulting firms to improve overall awareness and operational efficiencies.

The role of asset optimisation function in the businesses has been enlarged and elevated in the organisation structure. Cost reduction projects with specific targets are taken up periodically along with leading international consultants.

We continue to invest in new technology to improve CoP. While some of these risks can be beyond our control, we have adequate and competent experience in these areas and have consistently demonstrated our ability to manage these problems proactively.

BUSINESS RESPONSIBILITY REPORT

Our mission is to be a world-class, diversified and sustainable natural resources company providing superior returns to our shareholders with high-quality assets, cost efficient operations and exposure and proximity to emerging markets. We believe that it is important for us to implement internationally recognised performance standards; accordingly we embed sustainable development into all aspects of what we do and work to support the communities where we operate, contributing to the development of society where we can.

Following the development and group-wide roll-out of our business sustainability framework last year, we have consistently implemented this across the Group to enhance the value of our business, reduce our risks and preserve our license to operate.

Statutory Reports
Business Responsibility Report	77

We welcome the Indian Government’s released National Voluntary Guidelines on Social, Environmental & Economic Responsibilities of Business Principles. These include obligations on business to respect the environment, promote the well-being of employees and respects the interests of all stakeholders, particularly the disadvantaged and vulnerable. The Guidelines complement the work we are already undertaking across the Group.

31,000 crore

Contributed to the National Exchequer in FY 2013-14

HIGHLIGHTS

•	31,000 Crore to the National Exchequer

•	Community programmes benefitting 3.4 million people

•	Developing local markets

•	Generating employment for around 70,000 people (directly and indirectly)

Our mission is to be a world-class, diversified and sustainable natural resources company providing superior returns to our shareholders with high-quality assets, cost efficient operations and exposure and proximity to emerging markets. We believe that it is important for us to implement internationally recognised performance standards; accordingly we embed sustainable development into all aspects of what we do and work to support the communities where we operate, contributing to the development of society where we can.

Founded in India, our business has grown in line with India’s emergence as an economic superpower with a significant global presence. We are the market leader in many key commodities in the country. With economic growth expected to recover to 6% in 2014, Sesa Sterlite remains uniquely positioned as a domestic supplier. Our operations in India have given us an invaluable understanding of how to make a positive contribution to a developing country. We are able to take this experience to our operations in other countries, particularly in Africa, the other major region of our operations.

We welcome the Indian Government’s released National Voluntary Guidelines on Social, Environmental & Economic Responsibilities of Business Principles. These include obligations on business to respect the environment, promote the well-being of employees and respects the interests of all stakeholders, particularly the disadvantaged and vulnerable. The Guidelines complement the work we are already undertaking across the Group.

Adding meaningful value to all our stakeholders

The extractive industry is one of the key contributors to modern society as without raw materials, the lifestyle that so many of us enjoy today would not be possible. The resources we bring to market have a myriad of uses, creating the basic building blocks of society: iron ore is used in the construction of transport networks and building infrastructure; copper is used to connect people through telecommunications and in lifesaving medical devices, and aluminium is used across a myriad of products, including protecting packaging for food, and helping to reduce fuel emissions as a lightweight material for automobiles. In addition, we generate electricity that lights millions of people’s lives and our crude oil is an essential component of thousands of secondary products.

Our presence also facilitates through the contributions we make to the exchequer, the vital role of governments to deliver appropriate infrastructure and valuable services to their societies. In FY 2013-14, we paid over  31,100 crore to the National Exchequer.

Our operations also make a valuable contribution to the social and economic development of the communities in which we operate. This includes directly and indirectly employing close to 70,000 people and further indirectly enabling employment for an estimated 350,000 or more. We are also amongst the largest employers in several states in India and provide community programmes that benefit approximately 3.4 million people.

78 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Since introducing the Vedanta Sustainability Framework in 2011-12 by our parent company “Vedanta”, our proactive initiatives helped to implement them across the business chain.
The scale of our operations also makes us a major economic contributor through the flow-on effect of our activities. By sourcing products and services locally, we generate significant economic activity and promote the development of local skills. This is particularly relevant as the majority of our operations are in the developing country and we are committed to enabling the sustainable development of these societies.

Our Strategy and Approach

Since introducing the Vedanta Sustainability Framework in 2011-12 by our parent company “Vedanta”, our proactive initiatives helped to implement them across the business chain. The

Sustainability Model which comprises the three pillars of Responsible Stewardship, Building Strong Relationships and Adding and Sharing Value, provides us with a robust structure for driving our future growth, advancing both our business outcomes and offering significant benefits to the communities that host our operations.

1. Responsible Stewardship means ensuring we have effective and appropriate business processes, including robust compliance and risk management, protecting the health and safety of our employees and responsibly managing our environmental and social impacts.

2. Building Strong Relationships captures our engagement with the people and organisations that are interested in our business. Doing this effectively can lead to the identification of new areas where we can find and unlock additional value as well as equipping us to foresee and appropriately manage challenges.

3. Adding and Sharing Value encapsulates the direct and indirect positive economic impact we make, by investing in people through employment, building infrastructure, developing technology and the payment of taxes, royalties and other payments to local, state and national governments.

The three pillar approach depend upon the position where we are positioning them. has guided our stakeholder engagement and helps us to build trusted relationships. As a consequence of these engagements and to respond to stakeholders’ areas of interest, we have adopted Vedanta Sustainability Framework. The Framework comprises of sustainability policies, technical standards, management standards and guidance notes all aligned to international guidelines like IFC (International Finance Corporation), OECD and ICMM principles across the three pillars to establish clear standards, set targets for improving performance and maximise value to our stakeholders.

Statutory Reports
Business Responsibility Report	79

At Sesa Sterlite, we integrate a transparent policy framework in all our business dealings and corporate affairs. We maintain the highest ethical standards in our dealings with stakeholder groups.

16,000+

man-hour training on Code of Conduct (CoC) in FY 2013-14

HIGHLIGHTS

•	16,000 man-hour training on Code of Conduct (CoC)

•	50% Board of Directors are independent

Implementing the Sustainability Framework

Sesa Sterlite (including all our subsidiaries companies and divisions) follows Vedanta sustainability framework (policies, technical and management standards). Implementing the sustainability model and supporting framework provides us with a robust overarching strategy to inform all our activities and drive our future growth. We are committed to ensuring that the Framework is followed and managed in all our operations and new projects in order to continue our sustainability journey. Our subsidiary businesses conducted a gap analysis to identify the gaps between their existing management systems and Vedanta Sustainability framework standards. The Subsidiary businesses then upgraded their existing management systems to meet the requirements of the Framework.

We continued providing training to our management teams to ensure there was a solid understanding of the Framework’s requirements. We cascaded information down to our subsidiary businesses, providing on-location training to managers to ensure compliance by their teams. Large-scale posters and other support materials were provided to reinforce the key messages. We are using the Vedanta Sustainability Assurance Programme (VSAP) to ensure Framework compliance, including through a programme of audits. The VSAP Assurance model has 16 modules which covers environment, health & safety, community relations, human rights, compliance etc. The VSAP Assurance system works on the premise of teaching collective and preventive actions by the respective subsidiary businesses and periodic format audit by pool of corporate audit team supported by external auditors.

PRINCIPLE 1

CONDUCT, GOVERNANCE, ETHICS, TRANSPARENCY AND ACCOUNTABILITY

In order for us to meet our strategic objectives and to create and preserve value for all of our stakeholders, it is essential that at all levels we conduct our business in a responsible manner. This is governed by our values, and delivered in practice through our approach to managing risk, health, safety and environment, and ethical business practices. Our

Code of Conduct provides a set of principles to guide our employees, and our Sustainability Framework outlines the best practice standards that will drive improvement across all of our operations going forward.

At Sesa Sterlite, we integrate a transparent policy framework in all our business dealings and corporate affairs. We maintain the highest ethical standards in our dealings with stakeholder groups. To this end, we review our systems and processes to achieve the highest level of corporate governance while fulfilling the role of a responsible corporate representative committed to sound corporate practices.

80 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Our Code of Conduct (CoC) informs our approach to sustainability and how we conduct ourselves day to day – with each other, our customers, our shareholders, our competitors, our neighbouring communities, our host government and our suppliers.

Governance

Our Corporate Governance structure is based on the principles of (i) Trusteeship, (ii) Entrepreneurship, (iii) Creating value and (iv) Concern and respect for people and environment. We believe that sound corporate governance is essential in achieving our strategy of creating a world class metals and mining organisation. Our Board of Directors (‘Board’) is keenly aware of the need for a strong corporate governance framework against the backdrop of the changing nature of our businesses and the environment in which we operate. Our Board comprises eight Directors of which fifty percent are independent directors. All the Independent Directors meet the independence criteria as required under Clause 49 of the Listing Agreement.

The Board reviews, approves our strategic, operational and financial plans, guides corporate strategy, takes key strategic decisions, reviews the major plans of action, i.e. decisions concerning the capital of the company, including capital restructure, capital returns and security issue and buy backs etc., risk policy, review, approve annual budgets and business plans and monitor performance against corporate strategy.

Code of Conduct

Our Code of Conduct (CoC) informs our approach to sustainability and how we conduct ourselves day to day – with each other, our customers, our shareholders, our competitors, our neighbouring communities, our host government and our suppliers. It has relevant sections on business conduct (ethics), bribery and corruption and includes all Sesa Sterlite operations (employees, contract workforce and suppliers).

The Code provides guidelines for our business consistent with the highest standards of business ethics and is intended to assist all employees in meeting the high standards of personal and professional integrity that the Group requires of them, with strict adherence to the provisions of the Code a condition of employment. Training in our CoC is an integral part of training programme and is mandatory for our new hires. This year we provided more than 16,000 man hours of training on CoC and Human Rights to our employees and contract workforce.

Bribery and Anti-corruption

We updated our code of conduct to comply with the UK Bribery Act, which prohibits payment and receipt of bribes directly or indirectly through associated persons. The Management Assurance Services (MAS) function at Vedanta has arrangements with leading international accounting and audit firms, excluding the Group’s external auditor, for carrying out internal audit within the Group. During the year, our business units were reviewed for risks related to corruption and employees were trained in our anti-corruption policies and procedures.

Whistle blowing Policy

Supporting our CoC, we also have in place a group Whistle blowing policy, which is overseen by Vedanta Audit Committee and governs the confidential receipt, investigation and treatment of complaints across Sesa Sterlite in areas concerning: suspected fraud, violation of Group accounting rules and violations of ethical business practices. Emails sent to whistleblower@ vedanta.co.in directly reach the Head of Management Assurance (Vedanta), who is independent of operating and business management.

71 whistle blowing complaints were received from internal and external stakeholders between January and December 2013. Out of which 27 cases were upheld, resulting in appropriate disciplinary actions like separation, warning or transferral.

Statutory Reports
Business Responsibility Report	81

Building on the ISO 50001 certification of our SSL-Lanjigarh operations last year, our SSL Copper-Tuticorin and Silvassa, SSL-Jharsuguda and SEL-Jharsuguda businesses also obtained their ISO 50001 certification this year.

HIGHLIGHTS

•	42 of 49 sites are ISO 14001 certified

•	SSL-Copper, SEL-Jharsuguda and SEL Power-Jharsuguda obtained ISO 50001 certification

•	74% of Non hazardous waste was used into gainful purpose

PRINCIPLE 2

OPTIMAL RESOURCE UTILISATION ACROSS PRODUCT LIFECYCLE

As part of continual improvement, we planned to obtain ISO 14001 certification at all our sites and as of now 42 of our 49 operations are certified, with two additional sites obtaining certification in 2013-14. ISO 14001 accreditation helps us to regularly review the environmental management system (EMS) and we have programmes in place to mitigate the identified environmental impacts of our products and services. In addition, building on the ISO 50001 certification of our SSL-Lanjigarh operations last year, our SSL Copper-Tuticorin and Silvassa, SSL-Jharsuguda and Jharsuguda Power businesses also obtained their ISO 50001 certification this year.

Resources Utilisation

Our primary activities are in the extraction, processing and smelting of various minerals (Copper, Zinc,

Lead, Silver, Aluminium, Iron ore, Oil & Gas) as well as power generation using well-established processes and technologies. Our focus on best available technology helps us to produce these products using efficient energy consumption and maximum ore recovery. We have in place a Resource Use and Waste Management Technical Standard and supporting guidance notes which augments us to mitigate the environmental impacts of our products. Our main priority is to reduce both the quantity and toxicity of our waste, followed by recovery, reuse and recycling, with disposal in landfill or by incineration and the technical standard obliges our subsidiary businesses to systematically identify these opportunities wherever practicable. There are some standard recycling done in the last financial year, our SSL Copper Operation Silvassa recycled more than 225 mt of rejected copper coil, copper cast bar, milling chips.

In 2013-14, more than 1.5 million metric tonnes (mt) of slag were used in various useful applications rather than being deposited in landfill. This included use in road construction, land levelling and in the abrasive and cement industries; nearly 4.75 million mt of fly ash from our power plants was sent to nearby cement and brick manufacturing units together with land levelling; 0.96 million mt of Gypsum from our SSL Copper-Tuticorin plant was utilised in cement, fertilisers and brick manufacturing; and nearly 0.4 million mt of red mud from our MALCO plant (old stock) was used in road construction and brick manufacturing.

Overall during the reporting period we recycled/reused 74% of major non-hazardous waste in useful applications. Hazardous waste are stored in a secured land fill and some of them are sold to authorised recyclers whereas non-hazardous waste materials are stored in designated land fill and are sold to local vendors for utilisation.

82 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

To ensure the safe handling of our products, we use a Material Safety Data Sheet which includes information on physical data, health effects, storage and disposal. We also use a Technical Services Resource for quality assurance.

2.53 MCM

Actual water savings in FY 2013-14

During the reporting period all the group subsidiaries ran series of water and energy projects which resulted in actual water and energy savings of 2.53 MCM and 1.33 million GJ, respectively. More information regarding optimal resources (water, energy, raw material etc.) is detailed in Principle 6.

Product Stewardship

As primary producers, we have limited control of the full lifecycle and the way in which products are produced and disposed. However, we are committed to ensure that the beginning of the lifecycle adheres to appropriate international commodity trading standards.

Our product movements to consumers take place through sea, rail and roadways. The environmental impacts like dust emission during transportation of ore (bauxite, alumina, iron ore, coal, lime etc.) and final products, road dust etc. have been identified. All safety and environmental protocols are followed and proper training is provided for handling, and material safety data sheets are issued to transporters and customers for safe usage. At material handling area like coal and bauxite dry fog systems are installed with proper water sprinklers, bag filters installed at alumina handling division Ore transport from the mines to the loading point is carried out through trucks covered with tarpaulin to ensure no spillage and dust generation.

To ensure the safe handling of our products, we use a Material Safety Data Sheet which includes information on physical data, health effects, storage and disposal. We also use a Technical Services Resource for quality assurance. Together with scorecards, all this information is available to support our customers, allowing them to have a full, detailed understanding of our products and their composition.

Statutory Reports
Business Responsibility Report	83

To manage a new recruit’s transition from “Campus to Corporate”, we have a structured orientation programme. For more established employees we have various additional programmes to enhance their engagement.

1.25 million Training hours provided to all employees and contract workforce	PRINCIPLE 3 EMPLOYEE WELL-BEING

Our growth and success is dependent upon, and attributable to our employees. All of our management activities are designed to recruit develop and retain a talented workforce. We are committed to hiring the right person for the right job, and expect all decisions relating to employee development and progression to be based on proper evaluation directly related to work performance.

								Owing to the high proportion of our workforce who joins us as new graduates, managing career progression and development is very important to the business, particularly to ensure talent retention. To manage a new recruit’s transition from “Campus to Corporate”, we have a structured orientation programme. For more established employees we have various additional programmes to enhance their engagement. For example, we conduct Chairman’s workshops, where talented employees attend round table discussions with our Chairman. This exposure to senior management provides employees with the opportunity to ask questions and engage with the leaders of the business, an opportunity that may not normally be available, particularly for junior colleagues. In the last 5 years, around 2,000 employees have attended these workshops.
	Business	Location	Full time Employees		Contract Employees		Total
			Male	Female	Male	Female
	Zinc, Lead & Silver	India	5,194	370	13,187	32	18,783
		Namibia	646	109	582	0	1,337
		South Africa	636	90	487	84	1,297
		Ireland	332	42	18	6	398
	Copper	Australia	102	10	199	4	315
		India	948	102	3,542	14	4,606
	Aluminium	India	5,843	607	14,723	1,225	22,398
	Iron Ore	India	3,348	167	2,491	95	6,101
		Liberia	12	0	70	15	97
	Power	India	128	11	5,404	15	5,558
	Oil & Gas	India	1,498	145	8,121	118	9,882
	Others	India	91	44	291	2	428

	Total		18,778	1,697	49,115	1,610	71,200

(As on 31st March 2014)

Talent management and development

Talent management and development remains a constant element of Sesa Sterlite commitment to its employees and equally to ensure they are able to maximise their contribution to our business. Over the last year we have delivered around 1.25 million training hours for all employees and contract workforce.

HIGHLIGHTS

•	1.25 million manhour of training

•	Focus on women and regional hiring

Total training

Gender wise (full time employees)

Contract Wise (full time employees)

84 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Accelerated Competency Tracking and Up Gradation (ACT-UP)

We continued to develop our talent pipeline through our ACT-UP 50 stars of business programme. This programme identifies ‘future ready’ leaders to effectively transition into senior leadership positions. In 2013, we expanded our ACT-UP programme to encompass highly technically skilled employees. We felt this was an important step because of both the key role these employees play in our business and because it can be a challenge to replace them. In conjunction with Mercer India, we carried out a ‘Technical ACT-UP’ pilot programme with mining and smelting employees. Due to its success, we anticipate rolling out the programme across our business in 2014, which encompasses three core deliverables:

•	Articulate a ‘ Technical Career Philosophy’ for the Group

•	Develop a ‘Technical Competency Framework’ (including Proficiency Levels)

•	Develop a ‘Technical Assessment Framework

Workforce and gender & regional diversity

Our recruitment, remuneration and promotion policies and procedures are designed to avoid all forms of discrimination and ensure equal opportunity, regardless of race, nationality, religion, gender, age, sexual orientation, disability, political opinion, or any other basis. Challenges to our diversity aims do remain, particularly around the perception of many that the sector is male-dominated, especially at site management level. In addition, we are conscious of the need for flexible working hours and shift work to cater for childcare.

Women in workforce (%)
FY 2014	8.3
FY 2013	8.2

We also focus on recruiting from the communities that surround our operations to encourage local employment generation. Over the reporting period,

across our business, the total percentage of senior management who are locally hired is: India (91%), Australia (100%), Namibia (Nil), Ireland (100%) and South Africa (40%).

Collective Bargaining

We want to provide a rewarding work environment, with a spirit of common purpose. Across our operations employees participate in a wide variety of activities to create a sense of shared ownership and participation. This ranges from the formal training and work programmes we offer, to broader cultural, sporting, social and leisure activities for employees and their families.

We aim to have constructive relations with all employees and labour unions in the locations where the business operates. In this regard, we do not believe that any country where we have operations represents a risk to freedom of association and collective bargaining, and we uphold this right at all the operations we manage. We have collective bargaining agreements with our non-supervisory staff at the HZL, BALCO, SSL-Iron division, Zinc international and CMT operations.

Units	(%) of Employees covered under collective bargain 2013-14
HZL	50.9
Zinc International	66.8
SSl-Iron Division	62.7
BALCO	64.2
CMT	45.0

Employee Speak Forums

Employees are encouraged to convey their views and opinions. For example, we have suggestion boxes and an “open-door” policy at the senior management level as well as formal employee grievance mechanisms. Committees are in place to oversee issues including sexual harassment and welfare as well as conducting ‘Employee Speak’ Forums.

Statutory Reports
Business Responsibility Report	85

We ensure our employees have a rewarding workplace with additional benefits and activities. We also have comprehensive benefits packages for employees, tailored to their location.

2,702 crore

Contribution towards employees in FY 2013-14

All units are having safety committee, having representation from the management and unionised worker which covers entire workforce working at site. The total workforce vary significantly based on the operations and are generally specified in collective contractual agreements. Committee meets on regular basis to advice on occupational health and safety improvement. The monthly meeting mechanism where in principal contractor comes with the sub-contractors to discuss specific HSE issues help us in case of operations unions are not there.

Welfare and benefits

We ensure our employees have a rewarding workplace with additional benefits and activities – from inter-business cricket competitions to local and regional cultural celebrations. Our employees also enjoy the opportunity to volunteer in their local communities through programmes initiated by our subsidiary businesses, including organising local sporting events, HIV awareness campaigns, and blood donation drives and youth education - all in furtherance of our community support aims.

We have comprehensive benefits packages for employees, tailored to their location. Benefits include: performance-related compensation; maternity leave; medical insurance covering family and dependents; transport facilities; subsidised canteen and leisure facilities. On-site medical facilities and supporting medical staff are available to our employees and contractors (and their families and local community members). In addition to medical and recreational facilities, we provide fully furnished accommodation for employees at most locations.

Contribution towards employees

Particulars	Year ended
Salaries and Wages	2,692.17
Contributions to provident and other funds	196.52
Staff welfare expenses	231.50

Total (In Crore)	2,702.32

86 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

We use a materiality process where we formally engage with our seven main stakeholder groups, which we have identified as having significant interests in our operations, i.e. Employees, Communities, Industry (Customers, suppliers, peers), Host governments, Civil society (NGO, institutional bodies), Shareholders and Lenders.

HIGHLIGHTS

•	More than 200 partnerships in place

•	Focus on stakeholder engagement

•	Dedicated email address for sustainability-related queries

PRINCIPLE 4

STAKEHOLDER ENGAGEMENT

Our commitment to building strong relationship with our stakeholders equips us to proactively build trust in our business, identify opportunities and mitigate risks by understanding and effectively responding to concerns and issues. This requires us to have in place a systematic approach to relationship and stakeholder management, and this has been our continuing focus this year. Our key method is to use materiality process, where we formally engage with our seven main stakeholder groups, which we have identified as having significant interests in our operations i.e. Employees, Communities, Industry (Customers, suppliers and peers), Host governments, Civil society (NGO, institutional bodies), Shareholders and Lenders

The Framework equips our business units with a consistent approach to conduct their own stakeholder identification and engagement programme. In addition, our subsidiary businesses identify individuals and groups who may be affected by our operations due to their disadvantaged or otherwise vulnerable status.

We respect the rights of indigenous peoples and vulnerable tribal groups. In support of this commitment we have developed a technical standard on indigenous peoples/vulnerable tribal groups which is being implemented across the Group. It provides guidance for our subsidiaries when establishing new projects with regard to the Group’s duty of care and engagement with these groups. None of our operating mines are operating in or adjacent to indigenous people’s territory and hence no violations involving the rights of indigenous people or vulnerable groups were observed during the reporting period.

Responding to stakeholder concerns

Our parent company dedicated email address (sustainability@vedanta.co.in) available for sustainability queries related to any of Vedanta group companies including Sesa Sterlite is managed by the Group Chief Sustainability officer and team who responds to stakeholders at the business and operational levels as appropriate, guided by our Framework, and have a structured grievance mechanism in place at all our operations, available for use by both internal and external stakeholders.

The issues raised are recorded and contribute to our continual monitoring and understanding of stakeholders’ interests and ultimately become part of stakeholders’ feedback used in our materiality exercise.

Statutory Reports
Business Responsibility Report	87

We undertook periodic engagements with all stakeholders. We have outlined the various ways we engage with key stakeholder groups, their significance to the business and our nature of engagement with them.

Stakeholder	Significance to the business		Nature of engagement		Engagement activities in 2013-14
Employees	•	Key assets in delivering operational capabilities	•	Various forums: Chairman’s workshops, CEO meetings and feedback sessions	•	Launched technical ACT-UP process across the business for providing further technical training

	•	Deliver business goals and targets	•	Performance management systems	•	Accelerated Development Process initiated to identify future leaders across the business

			•	Various committees at the plant level: mentor programme, event management committee and welfare committee, women’s clubs etc.	•	Preference on women and regional hiring

					•	Trainings and behavioural based programme initiated

Communities	Vital to the business’ licence to operate		•	Community group meetings	•	3.4 million beneficiaries via integrated development programmes

			•	Village council meetings (panchayats)	•	Stakeholder engagement process as per the Framework is being followed

			•	Public hearings	•	Grievance mechanism in place

			•	Grievance mechanisms	•	All land and resettlement to follow the process laid down in Framework

			•	Cultural events

Industry (suppliers, customers and peers)	•	Facilitators for product development	•	Customer satisfaction surveys	•	SAP-Supplier and contractor managements system rolled out to facilitate transparency

	•	Suppliers’ customers are directly linked with the business’ growth	•	Supplier and vendor meetings	•	Suppliers feedback sessions

	•	Vital for development of regulations and standards, lobbying, working processes	•	Membership of industry bodies

Host governments	•	Provide the regulatory framework (taxation, licensing, infrastructure, economic playing field for growth)	•	Participation in government consultation programmes	•	31,100 Crore payment to exchequer

	•	Partner in development projects	•	Engagement with national, state and regional government bodies at business operational level	•	173 Crore in community development

					•	338 Crore spent in environmental improvement projects

88 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Stakeholder	Significance to the business		Nature of engagement		Engagement activities in 2013-14
Civil society	•	Provide a critical eye to the business’s operation	•	Partnerships with and membership of international organisations	•	Around 200 partnership with non-government organisations, schools, academic and governments bodies

	•	Provide technical support to the learning and development of the business	•	Working relationship with organisations on specific projects	•	Vedanta Sustainability Committee reviewed human rights and child labour risk assessment

			•	Engagement with international, national and local NGOs

Shareholders	•	Provide finance	•	Regular updates and investor meetings	•	25,665 Crore Proforma EBITDA, Total dividend of 3.25 per share dividends

	•	Provide a critical assessment of management competencies	•	Presentations	•	Composition of new Board

			•	Site visits

			•	Annual AGM

			•	Conferences

			•	Dedicated contact channel ir@vedanta.co.in

Lenders	•	Provide finance	•	Meetings	•	72,591 crore Proforma turnover

	•	Ensure right management systems are followed	•	Presentations	•	Successful completion of all Scott Wilson recommendations.

			•	Site visits	•	All new projects are carried as per the Framework (and International Finance Committee standards)

					•	VSAP process in place

Statutory Reports
Business Responsibility Report	89

Led by the Vedanta Sustainability Committee, in FY 2013-14 we undertook internal reviews related to human rights and child labour risk assessment. It was commissioned to ensure that all our business units have a clear understanding of the areas of possible risk pertaining to human rights.

~100%

Security Guards trained on Human Rights

HIGHLIGHTS

•	Review led by Vedanta Sustainability Committee

•	No serious social or labour incidents reported

•	16,000 man hours of training on Human Rights & Code of Conduct

PRINCIPLE 5

PROMOTING HUMAN RIGHTS

Protecting and respecting human dignity is central to our everyday business operations. Moreover, as a global company working in a range of developing countries, we believe we have an important contribution to make through the example we set by our behaviour.

The Vedanta’s Human Rights policy is aligned to the UN Guiding Principles on Business and Human Rights and is mandate for all of its group companies including Sesa Sterlite (employees, contract workforce and suppliers). Additionally, our Code of Conduct commits us to comply with all relevant laws and regulations, underpinning our approach to protect the fundamental rights of our employees and contract workforce. Further, we have a structured system in place to capture social and labour related incidences. All incidences are categorised – negligible (Category 1), minor (Category 2), moderate (Category 3), serious (Category 4), disastrous (Category 5). No serious (Category 4 & 5). social and labour incidence with regards to Human Rights violation is recorded.

Human rights training are an integral part of our Sustainability Framework implementation, with around 16,000 man hours of training imparted in FY 2013-14, and our Code of Conduct includes clear expectations of behaviours that respect human rights. This ranges from our on-site security guards – who are required to work in compliance with International Finance Corporation (IFC) and International Council on Mining and Metals guidelines, to our transport workforce, where we have previously identified some risks of child labour. In FY 2013-14, almost 100% security guards received training in our Human Rights policy.

Forced and Child labour

Our Code of Conduct expressly prohibits the use of forced and child labour. This is upheld in all our dealings with contractors and vendors, with guidance provided to sites on working with contractors and suppliers in order to eliminate any breach. In the reporting period, there were no recorded incidents of forced or child labour across any of our operations.

Led by the Vedanta Sustainability Committee, in FY 2013-14 we undertook internal reviews related to human rights and child labour risk assessment. It was commissioned to ensure that all our business units have a clear understanding of the areas of possible risk pertaining to human rights. The objective of the review was to confirm that we are meeting all applicable national and international legislation, guidelines and conventions on human rights with special reference to the UN Universal Declaration of Human Rights. The assessment confirms that the human rights policy is being implemented by all units. The review also helped us in strengthening our existing systems and delivering focused training for our staff.

90 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

During the reporting period, we identified CDM projects with a CER potential of 1.4 million units. Out of these, projects with a potential 1.05 million units are already registered on UNFCCC while projects with 0.36 million units are at an active stage of implementation. In FY 2013-14 around 0.54 million units CER accrued.

0.54 million

units of CER accrued in FY 2013-14

HIGHLIGHTS

•	338 Crore spent on environmental improvement projects

•	1.6 million GJ of energy saved

•	273 MW of wind power generation capacity

•	128 MW of waste heat power generation capacity

PRINCIPLE 6

NURTURING THE ENVIRONMENT

Environmental management forms a key component of our Sustainability Framework and is applied to the entire lifecycle of all our operations with processes also are mapped against international standards, such as IFC performance standards.

To manage our environmental impacts, we have identified key areas where the biggest impact and risks are associated. These are environmental compliance, environmental issues (water, waste, air quality and biodiversity), and climate change - energy use, carbon management and greenhouse gas emissions. To effectively manage each of these areas, we have a set of environmental policies and management and technical standards.

Energy and Climate Change

Our Energy and Carbon policy commits our operations to adopt and maintain global best practices in carbon and energy management and to minimise greenhouse gas (GHG) emissions. We use technology to maximise efficiencies and take steps to diversify our energy portfolio and water sources.

During the reporting period, we identified CDM projects with a CER potential of 1.4 million units. Out of these, projects with a potential 1.05 million units are already registered on UNFCCC while projects with 0.36 million units are at an active stage of implementation. In FY 2013-14 around 0.54 million units CER accrued.

We have been working to develop our production of electricity from waste heat generation. In 2013 we increased our installed capacity to 128 MW, up from 90 MW in 2012, allowing for greater efficiency in our operational energy usage. We have wind farms of generation capacity of 273 MW.

SSL-Jharsuguda has introduced a range of energy and carbon emission reduction steps including the reduction of smelter-specific direct current energy consumption through the implementation of slotted anodes. At BALCO automation in the melting furnace and cooling tower resulted in saving of 750,000 GJ in the reporting period. In total during FY 2013-14, we saved more than 1.6 million GJ of energy due to conservation and efficiency improvement projects at SSL-Jharsuguda, SSL Lanjigarh, BALCO, HZL, Sesa Sterlite-Copper, Zinc International and other subsidiary businesses.

Statutory Reports
Business Responsibility Report	91

Across the Group, we monitor air quality and the effects and implications that this may have on employees, local communities and the environment. Air emissions monitoring includes both ambient air quality monitoring (AAQM) and stack emissions monitoring.

273 MW Wind Power generation capacity		Scope I Emission	Scope II Emission
	Unit Name	Tonnes of CO2	Tonnes of CO2
	Zinc India	45,76,813	1,74,083
	Zinc International	40,034	7,70,296
	Copper India/Australia	12,30,907	1,74,593
	Aluminium India	1,83,17,289	15,419
	Power	92,43,526	6,444
	Iron ore	13,78,925	5,515
	Oil & Gas	10,51,143	7,347

	Total	3,58,38,636	11,53,697

Air Emissions

Emissions through our processes are a material issue for our business because of the numerous extractive and resource processing activities we undertake. Across the Group, we monitor air quality and the effects and implications that this may have on employees, local communities and the environment. Air emissions monitoring includes both ambient air quality monitoring (AAQM) and stack emissions monitoring. In general, as part of ESIA studies, the baseline ambient air monitoring data is collected within a 10 km radius of the plant site. The monitoring locations are selected based on considerations including meteorological conditions on a synoptic basis, topography of the study area and areas most likely impacted.

Suspended particulate matter (SPM), SO2 and NOx are generally monitored as part of AAQM. The AAQM reports are regularly submitted to the regulatory authorities. In relation to stack emissions of particulate matter, emissions are legally regulated at most of our operations and are monitored to ensure compliance. During the year, we also monitored

SO2 and NOx and other relevant emissions including lead emissions in our zinc operations, fluoride emissions in our copper and aluminium operations and poly aromatic hydrocarbons (PAHs) in our aluminium operations. Further we also monitored emission Volatile Organic Compound from Oil & Gas sector. Our significant emissions from stacks (more than 5,000 mt during the reporting period) include SOx, NOx, and PM and are summarised in the graph below.

Significant Emissions from Stacks (Tonnes)

92 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Most of our operational processes have been designed to be ‘zero discharge’ facilities, where the generated waste water is treated and completely recycled back into process areas such as slag granulation, lime preparation and gas cleaning plants.

Removing ammonia from water discharge at Lisheen mine

Discharge due to nitrogen entering the mine from overlying peat bogs was an issue identified at our Lisheen mine. This challenge at Lisheen is caused by the large volume of water that needs to be treated. The mine produces in the region of 75,000 MCM of water each day and ammonia concentration in this water (prior to any treatment) is in the order of 1.5mg/l. The license limit is 1mg/l (as nitrogen).

We requested permission from the Environmental Protection Agency to construct engineered wetlands to provide a passive natural attenuation for site water discharge. This was granted and plants (reeds or phragmites) were taken from various areas around the site and nitrifying bacteria were added to the site discharge to help seed the wetlands with bacteria and initiate the ammonia removal process, which has been successful.

37.34 MCM Water recycled which is 24% of total water requirement

Water management

Most of our operational processes have been designed to be ‘zero discharge’ facilities, where the generated waste water is treated and completely recycled back into process areas such as slag granulation, lime preparation and gas cleaning plants. In addition to these initiatives, effluent and sewage treatment plants are installed at many locations for reusing water at primary locations. Waste water discharge complies with applicable regulatory limits and, at all sites waste water is treated in effluent treatment plants. Metals are precipitated by addition of lime and flocculants with the use of sediment ponds. During the reporting period we recycled 37.34 MCM of water, which is 24% of water requirement in our operations.

Cairn India’s operations utilise the abundant supply of sub-surface saline water to meet its operational and domestic water needs, with water required for injection into the reservoir to maintain hydrocarbon reservoir pressure. In the Rajasthan block, the Central Ground Water Authority (CGWA) has approved saline water abstraction. An extensive and ongoing ground water monitoring programme is in place to track the behaviour of the reservoir due to the proposed abstraction. Cairn works closely with the government and the regulators to ensure that data is transparently shared and that its activities do not pose any risk to the fresh water resource of the region, with the fresh water requirements of the plant being met by the desalination of saline water. Importantly, early in the project’s lifecycle the ‘first right’ of local communities to fresh water was respected.

Biodiversity

Our Biodiversity policy obliges all subsidiary businesses to facilitate the integration of biodiversity and ecosystem conservation into decision making processes for new and existing operations, to help ensure that all necessary measures are taken to avoid, minimise and, in some cases, compensate for the impacts of our projects. In order to promote a best practice management approach to biodiversity, we have reviewed all operations to identify which of our sites are operating within close proximity of protected IUCN red list areas, important bird areas and key biodiversity hotspots. Further, our Environmental and Social Impact Assessments (ESIAs) must include biodiversity risk assessment, utilising the Integrated Biodiversity Assessment Tool (IBAT) to assess the footprint of critical habitats. The results of the biodiversity risk screening programme have led us to prioritise the subsequent biodiversity management processes.

Statutory Reports
Business Responsibility Report	93

Being the largest producer of most of the commodities and natural resources in our business segment, we are a significant economic contributor to the nation. Through our linkages with partner chambers, we represent the Industry across various forums.

PRINCIPLE 7 RESPONSIBLE POLICY ADVOCACY “The Enterprise should work with the Government and Regulators in framing such policies, which serve the common cause and welfare to the society.”

Sesa Sterlite believes in promoting public policies and regulatory framework that serve the common good of the society. Being a major contributor in the social and economic development of the communities in which we operate, we advocate policies which promote sustainable development and value creation for all the stakeholders.

At Sesa Sterlite, we take pride in leveraging the understanding of the current business dynamics to anticipate the needs of the future and actively seek out measures that further the interest of India as a nation. We take pride in our awareness of the dynamics of the environment in which we operate in.

Being the largest producer of most of the commodities and natural resources in our business segment, we are a significant economic contributor to the nation. Through our linkages with partner chambers, we represent the Industry across various forums.

Our Group companies are the members of Federation of Indian Mining Industries, Confederation of Indian Industries, India Lead Zinc Association, Indian Institute of Metal, Federation of Indian Chambers of Commerce & Industry, Irish Business and Employee Confederation, The Energy Resource Institute etc., where they actively participate.

The objectives of our Policy Advocacy framework include:

•	Work to building enduring and collaborative relationships with government to support shaping public policies for growth and sustainable development of natural resources, in particular for those in which we operate – iron ore, copper, aluminium & commercial power, zinc, lead silver, oil & gas.

•	Share world class knowledge of the global and Indian metal mining and oil & gas industry residing within the company to assist policy makers in understanding its true nature & potential.

94 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

In association with Indian Primary Copper Producers Association (IPCPA), we work with the Commerce Ministry for making relevant recommendations on various bilateral / Multilateral trade Agreements which are beneficial to the copper Industry.

•	Anticipate policy and regulatory trends relevant to the sectors in which we operate.

•	Represent metal & mining and oil & gas – viz., iron-ore, copper, aluminium, zinc, lead & silver and commercial power sector /industries interests at policy, regulatory and industry meetings and participate in selected industry association like FICCI, ASSOCHAM and CII meetings.

•	Collaborate with the business units for developing strategy that is aligned with the forthcoming regulations.

•	Provide sound platform for dialogue and support for influencing strategy.

•	Draw on technical strength of units to assist policy makers in understanding the complex and technical nature of the business.
•	Showcase our investments in the areas of education, health and livelihood for maintaining and improving communities and, as a result, strengthen our commitment to partnering the Government in these programmes.

Contribution to the Government policy

As the industry leader in copper, we were invited to be a part of the committee advising the 12th Five Year Plan (1912-17) of India with respect to copper. The committee, formed by the Federation of Indian Mineral Industries at the behest of the Ministry of mines, made recommendations on a five year road map for the copper industry and its challenges to the Planning commission.

In association with Indian Primary Copper Producers Association (IPCPA), we work with the Commerce Ministry for making relevant recommendations on various bilateral / Multilateral trade Agreements which are beneficial to the our

Industry. We also forewarn the Ministry on any particular policy decision which may not provide a level playing field to the Industry and may be ultimately harmful to the copper industry. We have, through the IPCPA platform, been able to advise the Government on initiatives which could increase the exports of copper out of India and save foreign exchange. These suggestions were incorporated in the amendment to the foreign trade policy made by the Commerce Ministry and applicable from January 1, 2013.

The Company took up the issue of ban on iron-ore mining in Karnataka and Goa with the State and Central Government and other Regulators to highlight the impact due to complete ban on iron-ore mining on the industry, ancillary industries, loss of employment and losses to the exchequer. While the Company supports the policy of sustainable development, a complete ban on iron-ore lead to disastrous consequences and even affecting the Goa economy and the Indian Rupee vis-à-vis dollar.

As responsible corporate citizen, we continue to engage with policy makers directly and through industry associations to seek a fair, equitable and forward looking non-discriminatory regulatory regime in the interest of all stakeholders of our business, growth of our country and for creating value for our society. It is our constant endeavour to provide all relevant information through interaction with decision makers demonstrating benefits of policy change and need for adoption of enabling policy framework in the best interest of all concerned.

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Business Responsibility Report	95

We help communities identify their priorities through participatory needs assessment programmes and then work closely with them to design programmes that seek to make progress towards an overall improvement in the quality of life.

1,006 villages

are covered through community programmes

HIGHLIGHTS

•	173 Crore spent on community projects

•	Total community reach of 3.4 million

PRINCIPLE 8

SUPPORTING INCLUSIVE DEVELOPMENT

Our approach to community programmes is governed by two key considerations: the needs of the local people and the development plan in line with the UN Millennium Development Goals (UNMDG). We do this by helping communities identify their priorities through participatory needs assessment programmes and then work closely with them to design programmes that seek to make progress towards an overall improvement in the quality of life of the local communities.

This includes through enhanced incomes, better health and education facilities and better utilisation of available resources. During reporting

period our businesses have invested around 173 Crore in community programmes around the world, benefitting 3.4 million people across 1,006 villages. The majority of our initiatives are carried out in collaboration with community organisations and are developed in partnership utilising a needs-based approach to community investment, underpinned by the use of the ‘Public-Private-People-Partnership’ (4Ps) model.	Our community activity is delivered at a local, regional and national level to ensure that businesses are able to effectively maximise their impact in facilitating socio-economic development. Our collaborations and support vary from work with international organisations to national and local institutions, including universities, local schools and hospitals.

Livelihood

Youth provided vocational training	3,921
Youth linked to job after training	1,982

Women Empowerment

Number of Self Help Groups (SHGs)	1,100
Women members in SHG	15,100
Average monthly income of women entrepreneurs	6,600

96 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Our areas of focus

We have seven discrete focus areas in our community programmes: health, education, sustainable livelihoods, women empowerment, community asset creation, bio-investment and integrated village development. These areas have been chosen due to the relevance they have to the development agendas of our major host countries, and regional areas of operation.

Key focus areas

	Our priority	Activities	Outcomes
Health (including nutrition and sanitation)	Providing various endemic disease camps which promote awareness and prevention. Our ultimate goal is to reduce infant mortality.	Our activities include the delivery of medical infrastructure such as the 30 hospitals/health posts we run across the Group supported by medical outreach services, which include mobile health vans and medical outposts to enable isolated rural communities access to medical services.	Our medical and health infrastructure programmes have included providing hospitals, clinics, ambulances and related assets. In 2014, some 1.25 million people have benefited from our health initiatives.

		We have programmes to support access to clean water and increase awareness of the importance of sanitation, providing practical assistance in developing related infrastructure, such as toilets, garbage disposal facilities and waste recycling.	In rural communities and villages, over 25,000 people have benefitted this year from our support in sanitation infrastructure.

We particularly focus on women, through targeted nutrition programmes and family planning, combined with child welfare initiatives.

Education	Supporting education programmes, especially those that increase the girl child enrolment, retention and educational attainment and promote women’s vocational skills.	The Vedanta Bal Chetna Anganwadi (VBCA) programme targets pre-school level education through the Integrated Child Development Scheme, run in partnership with the Indian Government. We also promote women’s education, by sponsoring girls who opt for higher education.	Currently being implemented by BALCO, HZL and SSLLanjigarh, VBCA collectively reaches out to more than 125,000 children across more than 4,600 centres.

		We also support a mid-day meal programme through eight centralised kitchens, aimed at improving the health status of children from Class I to VIII in Government-aided schools as well as encouraging regular attendance at school.	Mid-day meal programme run in partnership with the state Government and reaches out to more than 250,000 students at around 2,700 schools on a daily basis.

We assist adult literacy centres, distribute education kits and provide proactive support and encouragement for educational enrolment and achievement. Skills development training is offered in a wide range of marketable trades and we encourage development of small business enterprises and entrepreneurship.

Sustainable livelihoods	Given our locations, we focus on assisting our surrounding communities in developing sustainable livelihoods based on agricultural commodities and livestock and non-farm initiatives. Our aim is to assist in diversification of revenue sources. On farms,	On farms, we distribute high-yield seeds, provide education and training on fruit and vegetable cultivation and on animal rearing practices, breed selection and animal vaccinations.	More than 13,000 farmers are included in agricultural initiatives. In 2014, over 243,000 people have been assisted by our broad range of livelihood programmes.

We offer a range of technical assistance through partners, including adopting the new scientific technologies such as compost pits and drip irrigation systems.

We also focus on non-farm interventions for rural youth to create economic opportunity.

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Business Responsibility Report	97

	Our priority	Activities	Outcomes

Women’s empowerment	Rural women play an important role in supporting their households and we help create sustainable communities by supporting initiatives that create gender mainstreaming opportunities.	Our main activity in working to empower women is through our support for over 1,100 women’s Self Help Groups (SHGs). These SHGs bring women together to develop skills and create various income generating micro businesses. As economic opportunities are very limited in isolated, rural villages, SHGs not only give women a chance to contribute towards the income of their family but also give them the opportunity to socialise and share concerns and experiences with other women outside the home, leading to overall empowerment of women.	We currently support some 1,175 SHGs comprising over 15,100 members. The average monthly income of women entrepreneurs is around INR 6,600. The Vedanta Integrated Jan Jivika Yojana (VIJJY) plan developed in partnership with the NGO ACCESS. VIJJY is focused on improving income generating opportunities in nine villages around our SSL – Jharsuguda plant and currently comprises 140 groups, over 1,500 members in trades including leaf plate making, poultry, floriculture, fishery and mushroom cultivation.

Specific opportunities include training in tailoring, stitching and local crafts with the aim that women are provided with skills that can enable sustainable income generation. Market links are also provided. We also partner to provide livelihood skills, including animal husbandry; support is also provided to establish links with financial institutions.

Community asset creation	Our community asset creation programme facilitates the building and development of infrastructure projects in partnership with national and local governments.	Amongst other initiatives, this also includes the building of schools in rural and remote locations. Facilities are built on a needs basis in discussion with the community and have included community halls, roads, health and education facilities.	This year, over 390,000 people have benefited from our community asset creation projects.

Bio-investment	Restoring and improving natural systems helps improve both the biological balance of an area and helps reduce rural poverty.	This year, our focus has been on significant planting programmes around our operations. The aim of these mass plantings is to reduce dust emissions and preserve habitats and water tables. In addition, we have supported fruit orchard plantations in various locations to both generate income and promote biodiversity.	In 2013, we supported the planting of over 150,000 saplings.

Integrated village development	Our objective is to facilitate the holistic development of local rural communities through our Integrated Village Development Programme (IVDP), usually conducted in conjunction with a government partner.	Under the IVDP, villages are identified by a number of indicators including limited infrastructure, low literacy rates, the level of government services available and the availability of healthcare and education services.	At the end of the reporting period, IVDP has helped 125 villages around our operations in India and Africa.

We work with NGOs and government authorities, in collaboration with the village, to prepare an IDV plan. A partnership strategy is drawn up and periodic meetings with local government and the community are conducted to track progress and implementation in a collaborative manner.

The process takes between three and five years, from inception to handover. All activities are designed to enable eventual handover to the village for sustainable self-management.

98 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

We understand that meeting customer expectations is crucial to the growth of our business, particularly when we have such a significant presence in the market.

ISO 9001:2008

Quality Management Systems in place to ensure product consistency

PRINCIPLE 9

VALUE FOR CUSTOMERS

Our growth and success are directly linked with/to and co-dependent on the success of our customers, who are predominantly large industrial downstream producers with whom we deal directly. We understand that meeting customer expectations is crucial to the growth of our business, particularly when we have such a significant presence in the market.

Our copper cathodes, aluminium, zinc and lead ingots are all internationally known brands registered with the LME (London Metal Exchange). LME standards signify highest product quality, uniform physical characteristics and consistency of products. Our products meet all necessary and benchmark national and global regulations, standards and guidelines. This re-emphasises our capability and commitment to meet world-class standards. For continuous quality improvement, Quality Management Systems are in place, which comply with the ISO 9001:2008 standard requirements.

Commodity Output

Commodity	Positioning	Meeting expectations

Aluminium	• Largest producer in India	44% primary aluminium consumption in India

Copper	• Largest producer in India	23% primary copper consumption in India

Iron Ore	• Largest private sector producer in India	Largest private sector exporter in India

Oil & Gas	• Largest private sector producer in India	Produce more than 25% of India’s domestic crude production

Zinc/Lead	• Largest Integrated zinc-lead producer in India	88% of India’s zinc consumption

• Largest producer in Africa

Silver	• Largest private sector producer in India	Record production of silver in India (13.1moz) in the reporting period

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Business Responsibility Report	99

All our activities are focused on ensuring our customers’ needs are met in an appropriate and timely manner. Alongside the timely delivery of our products, their quality must be assured and in compliance with agreed technical standards.

Encouraging freedom of choice and free competition

In addition to copper cathodes, zinc ingots, lead ingots and aluminium ingots, we offer an extensive line of readily usable product range like copper and aluminium wire rods of various dimensions, varying sizes of zinc and aluminium ingots to widen the choice of products for our customers. Commercial provisions offered are in line with global markets to ensure that both quality and value of supplies for customers are at par with that for their global counterparts. At our Copper division, to assist customers in hedging against price volatility, we provide various pricing options including forward and spot pricing, available in the international markets. This ensures global competitiveness of our downstream industry.

Ensuring Product safe and responsible use

Our subsidiaries have defined systems and practices in place to understand and meet customer expectations. We constantly engage with customers through our marketing and customer service personnel. All our activities are focused on ensuring our customers’ needs are met in an appropriate and timely manner. Alongside the timely delivery of our products, their quality must be assured and in compliance with agreed technical standards, with the certification of all deliveries vital for ensuring that customers trust the product and that its quality has been verified. Assistance is also provided to customers both by our internal experts and by international consultant visits, together with workshops and seminars on technical issues and product development for first use.

We seek to comply with all prevailing standards and laws related to marketing communications, including advertising, promotion, and sponsorship of the country where we operate. Over the reporting period, no cases of non-compliance with relevant regulations and voluntary codes concerning the health and safety impacts of our products and services were observed or reported. Similarly, no significant fines for non-compliance with laws and regulations concerning the provision and use of products and services were reported.

Feedback loop

Feedback is a continuous process at our operations and we leverage feedback for continual improvement in product and service quality, for benchmarking ourselves with industry standards and identifying scope and future opportunities to increase customer value.

Various approaches are used for feedback process which include frequent meets, online feedback system and customers surveys. A robust customer complaint tracking system ensures quick resolution and undisrupted operations for customers. As such no major concerns were raised by any of our customer.

DIRECTORS’ REPORT

The strength of our portfolio continued to support the business performance during a year where we faced subdued commodity prices. Even though we operated in a challenging economic environment, volatile markets and low global growth rates, our revenue and EBITDA remained strong and enabled us to deliver robust profits in FY 2013-14.

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Directors’ Report	101

To the Members,

The Board of Directors presents the Annual Report of the Company together with the Audited Statements of Account for the financial year ended March 31, 2014.

FINANCIAL PERFORMANCE SUMMARY

The financial highlights of your Company as per the IGAAP (Indian Generally Accepted Accounting Principles) are summarised below:

	( in Crore)
	Standalone		Consolidated
Particulars	Year Ended March 31, 2014	Year Ended March 31, 2013	Year Ended March 31, 2014	Year Ended March 31, 2013
Net Sales / Income from Operations	28,377.60	2,325.70	65,733.28	2,724.82
Profit from operations before other income, finance costs and exceptional items	807.13	193.94	12,742.24	267.99
Other Income	1,817.06	341.99	2,073.47	53.86
Finance costs	3,564.96	469.23	5,094.41	474.65
Exceptional items	130.88	9.71	228.77	21.17
Profit /(loss) before tax	(1,071.65)	56.99	9,492.53	(173.97)
Tax expense/(credit)	(2,147.74)	(63.78)	(846.85)	(42.94)
Net Profit/(loss) after tax	1,076.09	120.77	10,339.38	(131.03)
Share of profit/(loss) of associate	—	—	1,081.93	2,411.28
Minority Interest	—	—	5,122.80	—
Net Profit after taxes, minority interest and consolidated share in profit/(loss) of associate	1,076.09	120.77	6,298.51	2,280.25
Paid up equity share capital (Face value of 1 each)	296.50	86.91	296.50	86.91
Reserves excluding revaluation reserves as per balance sheet	33,382.32	12,936.88	72,712.16	17,388.49
Earnings per share ( )	3.67	1.39	21.46	26.24
Transferred to General Reserve	115.00	5.00	—	—
Interim Dividend	444.70	—	—	—
Transferred to Debenture Redemption Reserve	303.37	—	—	—
Proposed dividend on Equity shares (incl. Dividend distribution tax)	518.88	8.69	—	—

PERFORMANCE REVIEW

The Group structure consolidation and simplification exercise, announced in February 2012, was concluded and took effect in two phases on August 17, 2013 and August 19, 2013. Therefore, the numbers of FY 2013-14 are not comparable with FY 2012-13. On account of the merger, your Company on standalone is into iron-ore, copper, aluminium and power businesses.

The merger of Sterlite Industries (India) Ltd. and

Sesa Goa Ltd., and the consolidation of the Vedanta Group has created India’s largest and one of the world’s top seven diversified natural resource majors by market capitalisation and EBITDA.

The merger creates a platform to reinforce the Company’s position with a diversified portfolio to reduce the volatility of earnings through commodity cycles, lowering capital cost and enhancing value. The consolidation will generate significant financial and operational synergies.

Results of Operations

The strength of our portfolio continued to support the business performance during a year where we faced subdued commodity prices. Even though operating in a challenging economic environment, volatile markets and generally low global growth rate, our revenue and EBITDA remained strong and enabled to deliver robust profits in FY 2013-14.

The operational highlights during the year comprise:

•	Full year record production of Oil & Gas,
driven by production ramp-up in Rajasthan block

•	Higher integrated refined metal production and stable mined metal production for the full year at Zinc India

•	First metal tapping at the BALCO 325kt aluminium smelter during Q4

•	Strong utilisation at Tuticorin copper smelter; 2nd 80MW unit of power plant commissioned during Q4

102 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

•	The Honorable Supreme Court vide its order dated April 21, 2014 has conditionally lifted the ban on mining in the State of Goa with cap of 20 mtpa

•	Resumption of iron ore mining operation at Karnataka

The Financial highlights include:

•	Revenues remained strong at 28,378 Crore and 65,733 Crore on standalone and consolidated basis, respectively, on account of higher volumes at Zinc India, Oil & Gas, Aluminium businesses and INR depreciation

•	Profit from operations before other income, finance costs and exceptional items at 807 Crore and 12,742 Crore on standalone and consolidated basis, respectively

•	Standalone loss before tax 1,072 crore and profit after tax at 9,493 Crore on consolidated basis

•	Net profit at 1,076 Crore on standalone and 6,299 Crore on consolidated basis

•	Contribution of 31,100 Crore to the Indian Exchequer during the year, in terms of taxes, duties, royalties and profit petroleum Strong balance sheet with Cash & Cash equivalents of over 50,000 Crore

MANAGEMENT DISCUSSION AND ANALYSIS

A detailed report on the Management Discussion and Analysis is provided as a separate section in the annual report.

SCHEME OF AMALGAMATION & ARRANGEMENT

In terms of order dated April 2, 2013 of Hon’ble High Court of Bombay at Goa further confirmed by order dated August 27, 2013 of the Supreme Court of India, the merger of Sterlite Industries (India) Ltd (‘Sterlite’) and The Madras Aluminium Company Limited (MALCO) with Sesa Goa and transfer of MALCO power plant to Vedanta Aluminium Limited (VAL) pursuant to the Scheme of amalgamation and arrangement amongst Sterlite, MALCO, Sterlite Energy Limited (SEL), VAL and Sesa Goa and their respective Shareholders and Creditors (‘Composite Scheme’) and the Scheme of Amalgamation of Ekaterina Limited (Ekaterina) with Sesa Goa and their respective Shareholders and Creditors (‘Ekaterina Scheme’) became effective from August 17, 2013.

August 28, 2013 was fixed as the Record date for determining the list of the shareholders of Sterlite, MALCO and Ekaterina to whom the equity shares of the Sesa Goa were allotted as per terms of the scheme in the following manner:

To the Shareholders of Sterlite:

Every equity shareholder of Sterlite holding 5 (five) equity shares in Sterlite of  1 each fully paid up (‘Sterlite Shares’) as of the Record Date shall be entitled to be issued 3 (three) shares of face value 1 each, at par, credited as fully paid up, of the Sesa Goa (‘Sesa Goa Shares’).

To the ADS holders of Sterlite:

Every holder of Sterlite ADSs (each representing 4 (four) Sterlite shares) holding 5 (five) Sterlite ADSs shall be entitled to receive 3 (three) Sesa Goa ADSs (each representing 4 (four) Sesa Goa shares).

To the Shareholders of MALCO:

Every equity shareholder of MALCO holding 10 (ten) equity shares in MALCO of 2 each fully paid up as of the Record Date shall be entitled to be issued 7 (seven) equity shares of face value 1 each, at par, credited as fully paid up, of the Sesa Goa.

To the Shareholders of Ekaterina:

Every equity shareholder of the Ekaterina Limited holding 25 (Twenty Five) equity shares in Ekaterina Limited of USD 0.1 each fully paid up as of the Record Date shall be entitled to be issued 1 (One) equity share of the face value of 1 each, at par, credited as fully paid-up, of the Sesa Goa.

The shares were allotted on August 29, 2013 and the shares were credited to the depository accounts and share certificates dispatched in first week of September, 2013. Consequent to allotment the share paid up share capital of the Company went up from  869,101,423 to  2,964,674,487.

Treatment of fractional entitlements:

All fractional entitlements (cumulatively) of individual shareholders were allotted to Mr. P. K. Mukherjee, Executive Director as Trustee for and on behalf of such shareholders of Sterlite and MALCO and the shares were disposed off and the proceeds distributed to such shareholders in proportion to and in lieu of their respective fractional entitlements. The Proceeds also included interim dividend of 1.50 per share declared by the Board on October 31, 2013.

DIVIDEND

The board of directors has recommended a final dividend @175%, i.e.,  1.75 per equity share of  1/- each for FY 2013-14. This is in addition to interim dividend of 1.50 per share declared and paid during the year. The dividend payout is subject to approval of members at the ensuing Annual General Meeting.

TRANSFER TO GENERAL RESERVE

Out of the total profit of  1,076.09 Crore for the financial year, an amount of  115 Crore is proposed to be transferred to the General Reserve. The above transfer to general reserves is in compliance to the Companies (Transfer of Profits to Reserves) Rules, 1975.

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Directors’ Report	103

CREDIT RATING

CRISIL Research certifies its ratings of your Company for the financial year. The treasury portfolio of fixed income investments has been consistently evaluated as ‘Very Good’ (highest safety from credit default on CRISIL’s 4 point scale).

SUSTAINABILITY

During the year, your Company businesses upgraded their existing management systems to meet the requirements of the Vedanta Sustainability Framework. Further, we cascaded framework information down to our subsidiary businesses by providing on-location training to managers to ensure compliance by their teams. Large-scale posters and other support materials were provided to reinforce the key messages. We are using the Vedanta Sustainability Assurance Programme (VSAP) to ensure Framework compliance, including through a programme of audits.

CORPORATE SOCIAL RESPONSIBILITY (CSR) AND COMMUNITY DEVELOPMENT

The Company’s CSR Policy is in line with the Group’s approach to community programmes and are governed by two key considerations: the needs of the local people and the development plan in line with the UN Millennium Development Goals (UNMDG) and also the CSR National Voluntary Guidelines of the Ministry of Corporate Affairs, Government of India.

In order to manage both our community relationships and community investment programmes, every business of the Company has a dedicated team of Corporate Social responsibility. These individuals are crucial to driving and managing local engagement and act as a point of contact for community members. The key focus areas for CSR of the Company is in the area of health, nutrition, sanitation, education, sustainable livelihoods and women empowerment.

In line with the requirements of the Companies Act, 2013, the Board in their meeting held on March 29, 2014 has constituted a CSR Committee comprising of Mr. Naresh Chandra as Chairman of CSR Committee, Mr. Ravi Kant, Mr. Tom Albanese, CEO & Whole-Time Director and Mr. Tarun Jain, Whole-Time Director. The CSR Committee will decide the focus area of CSR Activities, budget and programmes to be undertaken and implemented by the respective businesses of the Company.

During the year, on consolidated basis the Company has spent 173 Crore on CSR during FY 2013-14 and is looking forward to progressively increase the CSR expenditure in FY 2014-15. A detailed section on the CSR programmes being carried by your Company is mentioned in the section Business Responsibility

Report (BRR) of the Annual Report.

BUSINESS RESPONSIBILITY REPORT

SEBI vide its circular CIR/ CFD/DIL/8/2012 dated August 13, 2012 and Clause 55 of the Listing Agreement, mandated that top 100 listed companies based on market capitalisation at BSE and NSE, to include Business Responsibility Report (BRR) as part of the annual report. The BRR shall portray the initiatives taken by the Company on governance, environmental, social and economic responsibilities aspects mentioned in the BRR which forms part of this annual report.

SUBSIDIARY COMPANIES

As on March 31, 2014, the Company has 60 subsidiaries including indirect subsidiaries.

The Ministry of Corporate Affairs, vide its circular no.2/2011 dated February 8, 2011, had granted exemption to holding companies from attaching the financial statements of its subsidiaries to the Company’s annual report. In accordance with the said circular, the Balance Sheet, the Profit & Loss Account and other documents of the subsidiary companies are not being attached with the Balance Sheet of the Company. The Company will make available the annual accounts of the subsidiary companies to any member of the Company who may be interested in obtaining the same. The

Annual Accounts of the subsidiaries companies will also be kept for inspection by any shareholders at the registered office of the holding company and of the subsidiary companies concerned at the respective companies’ registered offices. Further, the Annual Accounts of the subsidiaries are also available on the website of the Company www.sesasterlite.com

The shareholders may refer to the statement under Section 212 of the Companies Act, 1956 and information on the financial statements of subsidiaries appended to the above Statement under Section 212 of the Companies Act, 1956 in this annual report for further information on these subsidiaries.

Members may write to the Secretarial Department at Sesa Sterlite Limited, Sesa Ghor, 20 EDC Complex, Patto Panaji, Goa 403001, to obtain a copy of the financial statements of the subsidiary companies.

104 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

DIRECTORS

Post implementation of the Scheme of Arrangement, the Board of the Company was restructured. The Board in its meeting held on August 17, 2013 inducted Mr. Anil Agarwal, Mr. Navin Agarwal and Mr. Mahendra Singh Mehta as Directors of the Company. Mr. Navin Agarwal as Executive Vice Chairman of the Company for a period of five years till July 31, 2018. The Board in its meeting held on March 29, 2014, w.e.f. April 1, 2014 has re-designated Mr. Navin Agarwal as the Executive Chairman of the Company. The Board also appointed Mr. Mahendra Singh Mehta as Whole-Time Director & Chief Executive Officer (CEO) of the Company for the period from August 17, 2013 to December 31, 2013. The Board granted further extension to Mr. Mehta as WTD & CEO till March 31, 2014, Mr. P. K. Mukherjee was re-designated from Managing Director to Executive Director – Iron ore Business. During the year Mr. Amit Pradhan stepped down as Director and Whole Time Director of the Company with effect from August 18, 2013. The shareholders vide postal Ballot approved the appointments of Mr. Navin Agarwal, Mr. Mahendra Singh Mehta Change in Designation and change in terms of remuneration of Mr. P. K. Mukherjee.

During the year the following Independent Directors resigned from their respective Directorship, viz., Mr. Ashok Kini w.e.f. from August 28, 2013, Mr. Jagdish Pal Singh, w.e.f. January 28, 2014 and Mr. Kuldip Kumar Kaura, w.e.f. March 20, 2014. Mr. Anil Agarwal w.e.f. March 31, 2014 stepped down from the Board and as Chairman. During the year, Mr. M. S. Mehta and Mr. P. K. Mukherjee, Whole-Time Director superannuated and resigned respectively w.e.f. April 1, 2014. The Board places on record valuable contribution made by Mr. Anil Agarwal, Mr. Ashok Kini, Mr. Jagdish Pal Singh, Mr. Kuldip Kumar Kaura, Mr. M. S. Mehta and Mr. P. K. Mukherjee during their respective tenures of office as Directors of the Company.

Mr. Anil Agarwal will continue to be associated as Chairman Emeritus and Chief Mentor of the Company.

The Board in its meeting held on January 28, 2014 appointed Mr. Ravi Kant as Director in casual vacancy in place of Mr. Ashok Kini and in the Meeting held on March 29, 2014 made the following appointments:

•	Mr. Naresh Chandra as an Independent Non-Executive Director in casual vacancy due to resignation of Mr. J. P. Singh.

•	Ms. Lalita Gupte Independent Non-Executive Director in the casual vacancy due to resignation of Mr. Kuldip Kumar Kaura.

•	Appointed Mr. Thomas Albanese as Additional Director and also as CEO & Whole-Time Director, Mr. D. D. Jalan as CFO & Whole-Time Director and Mr. Tarun Jain as Whole-Time Director of the Company with effect from April 1, 2014 which are subject to the approval of Shareholders and the Central Government, if any. In terms of Section 161 of the Companies Act, 2013, Mr. Albanese, Mr. D. D. Jalan and Mr. Tarun Jain will be holding office up to the ensuing Annual General Meeting and being eligible offer themselves for appointment.

Mr. G. D. Kamat and Mr. Ravi Kant, Directors, retire by rotation at the ensuing Annual General

Meeting and, being eligible, offer themselves for re-appointment.

AUDITORS & AUDITOR’S REPORT

The statutory auditors of the Company, M/s. Deloitte Haskins & Sells, LLP Chartered Accountants, hold office until the conclusion of the ensuing Annual General Meeting. They have confirmed their eligibility and willingness to accept office of Auditors. The Audit Committee and the Board of Directors therefore recommend M/s. Deloitte Haskins & Sells, LLP Chartered Accountants as Statutory Auditors of the Company for FY 2014-15 for the approval of shareholders.

The Notes on Financial Statements referred to in the Auditors Reports are self-explanatory and do not call for any comments and explanation.

COST AUDITORS

The Company has appointed the following cost auditors for conducting the audit of cost records of the Company for the Financial Year 2013-14.

(i) Copper - M/s Ramnath Iyer & Co., Cost Accountants

(ii) Iron Ore - M/s R. J. Goel & Co., Cost Accountants

(iii) Aluminium - M/s Chandra Wadhwa & Co., Cost Accountants

(iv) Power - M/s Chandra Wadhwa & Co., Cost Accountants

FIXED DEPOSITS

As reported last year, the Company has discontinued renewal of its fixed deposits on maturity. As on March 31, 2014 all fixed deposits had matured while deposits amounting to 54,000 remained unclaimed. Since the matter is subjudice, the Company is maintaining status quo.

ADEQUACY OF INTERNAL CONTROLS

The Company, as part of Vedanta Group, has a strong internal control system in place. The internal control system of the Company is supported by the Management Assurances Services (MAS) function. Your Company has a documented Standard Operating System (SOPs) for procurement, project / expansion management capex, human resources, sales and marketing, finance, treasury, compliance, Safety, Health and Environment (SHE) and manufacturing. An annual audit plan is drawn in consultation with the MAS team as approved by the Audit Committee. The internal controls system and mechanism is reviewed periodically to make it robust, so as to meet the challenges of the business. The Company has a system of carrying out internal audit, covering monthly physical verification of inventory, monthly review of accounts and a quarterly review of all business processes. To enhance internal controls, the internal audit follows stringent grading mechanism, focusing on the implementation of all recommendations of internal auditors. Your Company engages the services of ‘Big Four’ Audit Firms for internal audit (Internal Auditors). The internal auditors make periodical presentations to the Audit Committee, who review the same and ensure strict compliance. Your Company is also subject to the controls under SOX (Sarbanes Oxley Act) and has adopted SAPGRC (Governance, Risk and Compliance) framework to further strengthen the internal control. The Company also follows the ‘Turnbull Risk Matrix) as part of Risk Management.

Statutory Reports
Directors’ Report	105

DEPOSITORY SYSTEM AND LISTING OF SHARES

Details of the depository system and listing of shares are given in the section “Additional Shareholder Information”, which forms a part of the Corporate Governance Report and is attached with the Annual Accounts.

REGISTRAR AND SHARE TRANSFER AGENT

M/s. Karvy Computershare Private Limited, Hyderabad, is the Registrar and Share Transfer Agent of the Company.

ENERGY CONSERVATION, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

Particulars prescribed under Section 217(1)(e) of the Companies Act, 1956,

read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are given in Annexure A, which forms part of this Report.

DIRECTORS’ RESPONSIBILITY STATEMENT

As required under Section 217(2AA) of the Companies Act, 1956, with respect to Directors’ Responsibility Statement it is hereby confirmed that:

a)	In the preparation of the Annual Accounts for the year ended March 31, 2014, the applicable accounting standards have been followed and there is no material departures from the same;

b)	The Directors have selected such accounting policies have been selected and they have consistently applied them and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at March 31, 2014 and of the profit of the Company for the year ended on that date;

c)	The Directors confirm that they have taken proper and sufficient care for maintenance of adequate accounting records in accordance with the provisions of this Act, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities;
d)	The Directors have prepared the annual accounts of the Company on a ‘going concern’ basis.

COMPLIANCE CERTIFICATE

A certificate from the Auditors of the Company regarding compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement is attached to this Report along with report on Corporate Governance.

EMPLOYEES

Your Directors express their deep appreciation for the unrelenting cooperation and support rendered by the employees at all levels of the Company. Your Directors wish to lay emphasis on safe working culture in the organisation and urge all the employees to not only follow safety standards but also to excel in all safety parameters.

Pursuant to the provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of employees are set out as an annexure to the Directors’ Report.

However, as per provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the report and the accounts are being sent to all the shareholders excluding the aforesaid information. Any shareholder desirous of obtaining such particulars may write to the Company

Secretary at the registered office of the Company.

ACKNOWLEDGEMENT

Your Company maintained healthy, cordial and harmonious industrial relations at all levels. The enthusiasm and unstinting efforts of the employee have enabled your Company to remain at the forefront of the industry. The Directors place on record, their sincere appreciation for significant contributions made by the employees through their dedication, hard work and commitment towards the success and growth of the Company.

The Directors also acknowledge the support and assistance extended to us by the Government of India, various state governments, and government departments, financial institutions, bankers, shareholders and investors at large, and look forward to having the same support in our endeavours.

For and on behalf of

Board of Directors

Navin Agarwal

Executive Chairman

Place: Mumbai

Dated: April 29, 2014

106 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

ANNEXURE - A

The particulars as prescribed under Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of the Board of Directors) Rules, 1988 are set out as an annexure to the Directors’ Report.

(A) CONSERVATION OF ENERGY:

Copper Business:

a)	Conservation of natural resources continues to be the key focus area of your Company. Some of the important steps taken in this direction follow

(i)	Variable frequency drive for secondary gas scrubber fans to reduce power consumption at the Tuticorin Unit

(ii)	Variable frequency drive for liquid oxygen pump in oxygen plant-1 to produce more liquid oxygen at turned down condition by reducing venting at the Tuticorin Unit.

(iii)	Steam ejector to facilitate more motive steam for Fire refining in Anode Furnace to increase refining efficiency and reduce LPG consumption at the Tuticorin Unit

(iv)	Reduction in FO consumption in Anode Casting plant from 62 Lt/mt to 57.8 Lt/mt at the Silvassa Unit

(v)	Increase in liberator cell efficiency from 67% to 82% at the Silvassa Unit

(vi)	Reduction in power consumption in CCR plant to 53.92 Units/mt at the Silvassa Unit

Iron Business:

(i)	Installation of APFC panel in oxygen plant for improving power factor from 0.88 to 0.92

(ii)	HBS cooling water recirculation to cooling tower tank through gravity, instead of pumping water through motor driven pump

(iii)	Proportionate deducting duct extension to ferro underground bin, to avoid running of fuel and flux deducting system which caters ferro underground bin and hence saving of electrical power

(iv)	Eliminate Hot Blast Stove ID fan operation by redesigning the Air Preheater (APH)

(v)	Modification of Sinter plant LS2 conveyor motor starter with delta/star starter

(vi)	VFD installation for PCI conveyor in blast furnace and P7 conveyor for Sinter plant

(vii)	Logic modification for fines conveyors to run for alternate batching hours

(viii)	Automation of cooling tower fan to start and stop based on temperature

(ix)	Installation of timer for man coolers

Aluminium Business:

Alumina Plant

(i)	Reduction in motor pulley size for de-bottle necking PDS transfer pump for reducing the energy consumption without affecting the desired flow rate

(ii)	Switching “off ideal/partially” loaded electrical equipment’s during plant shutdown period

(iii)	Destaging of VT pump in RWTP area

(iv)	Operating the FBC cooling water pump with VFD in Calciner area

(v)	Modification of AHP air compressor line by connecting with main plant

(vi)	Reduction in steam consumption due to avoid of unwanted dilution in white area

(vii)	Implementation of advanced process control in digestion and evaporation which reduced steam consumption by 6%

Aluminium Plant

DC Energy saving

(i)	Current Efficiency Improvement in pots

(ii)	CVD reduction in pot cathode

(iii)	Modification in cathode collector bar dimension and chemical composition

(iv)	Fixed bus drop reduction

HFO & Diesel Oil Consumption reduction

(i)	Reduction of HFO consumption in Bake Oven by optimising baking curve and other process improvements

(ii)	Elimination of unwanted usage of compressor in MTV and hence diesel oil saving

(iii)	Checking of pressure problem in MTV by using plant air and hence reduction of diesel oil consumption

Statutory Reports
Directors’ Report	107

Power Business:

(i)	Optimisation of RH spray and RH steam temperature

(ii)	Reduction of DM water make-up by optimising cycle chemistry and arresting passing/leaking valves

(iii)	Improving Combustion Efficiency by optimising O2 at APH inlet and reducing LOI

(iv)	Operational Excellence – Reduction of Auxiliary power by optimising running of drives and stopping idle equipment, Heat Rate gap analysis and action plan to address, Optimising start up time, Improving CHP belt utilisation

(v)	Installing Natural Draft Cooling Tower, High Concentration Slurry Disposal system

(vi)	Single CW pump operation during part load operation

(vii)	Number of mill running optimisation with respect to coal flow

(viii)	APH seal replaced with flexible seal to reduce APH leakages

(ix)	VFD installed for Bottom Ash Slurry Pump in Unit-1,2

(x)	Modification of LP dosing line from TDBFP A suction line to DP discharge line

(xi)	Interconnection of Service water Return line from Compressor to Cooling Tower

(xii)	Ceramic coating of Unit 3 OCCW casing internal surface to improve the pump efficiency

(xiii)	CT Fans blades replacement, Replacement of BFP Recirculation valves, Condenser bullet and chemical cleaning, Optimisation of Hoppers heaters in ESP Fields, APH baskets and seals replacement, Selective Soot blowing, Operational improvement, Optimisation of compressors. CW Interconnection

(xiv)	Optimisation of RH spray and RH steam temperature, water chemistry, running of drives and stopping idle equipment, startup and shut down time

(xv)	Improving CHP belt utilisation

(B) ADDITIONAL INVESTMENTS AND PROPOSALS, IF ANY, BEING IMPLEMENTED FOR REDUCTION OF CONSUMPTION OF ENERGY

(i)	Current Efficiency (CE) improvement in Tuticorin refinery from 97% to 98% to reduce power consumption at Tuticorin Unit

(ii)	Increase in Current Efficiency in Refinery to 97.5% at Silvassa Unit

(iii)	Starter modification for under loaded conveyor motors with delta/star starter in Iron Ore Business

(iv)	Carrying out Energy Audit by accredited energy auditing agency in Iron Ore Business

(v)	Boiler feed pump de-staging in the Alumina Plant at Lanjigarh

(vi)	Cooling tower CT fill changing and overhauling along with Fan operation optimisation in cast house in Aluminium Business

(vii)	Installation of Energy saver panel in lighting circuit to save energy in Aluminium Business

(viii)	Installation of VFD’s for HT DRIVES

(ix)	Addition of new CT Cells & Augmentation of new CT Fills

(x)	Modification of fly ash conveying system in Phase-2

(C) IMPACT OF ABOVE MEASURES IN A) AND B) FOR REDUCTION OF ENERGY CONSUMPTION AND CONSEQUENT IMPACT OF COST OF PRODUCTION OF GOODS

(i)	The initiatives mentioned in a) and b) will bring down the cost of production of copper significantly

(ii)	Energy Conservation measures taken at Iron-ore business at (a) has resulted in the electrical energy saving of 1.1 Million units per annum and cost saving of 37.9 Lakhs per annum

(iii)	There is a potential saving of 11,944 GJ from the above projects in Alumina plant

(iv)	For Smelter Plant, the total energy saved from the energy saving measures by hot metal production is 232 Kwh/MT and hence COP reduction is by 515/MT.

(v)	There is a potential saving of 194,314 GJ/Annum form the above projects

(vi)	For CPP the Savings are summarised as below:

Specific Coal consumption (gms/kwh) – 806 Crore

Auxiliary Power Consumption (%) – 9.63 Crore

Specific Oil consumption (ml/kwh) – 0.10 Crore

PLF (%) – 83 Crore

108 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

FORM A

Disclosure of particulars with respect to conservation of energy

Particulars	Unit	Year Ended 31st Mar 14	Year Ended 31st Mar 13
Business Unit		Copper
A. Power and Fuel Consumption
Electricity
Purchase Unit	MWH	432,805	411,770
Total Amount (Exc Demand Chgs)	Crore	266.36	258.54
Rate/Unit		6.15	6.28
Own generation Unit*	MWH	46,287	48,512
Unit per unit of fuel		5.54	5.16
Cost/Unit		8.78	9.76
Furnace Oil
Quantity**	KL	21,564	27,267

Total Amount	Crore	86	104

Average Cost per litre		39.74	38.1
Diesel Oil
Quantity	KL	236	216

Total Amount	Crore	1.34	0.93

Average Cost per litre / Unit per litre of Oil	/ KWH	56.86	42.99
Cost per Unit
L.P.G./LNG/Propane/IPA
Quantity	MT	4,235	6,114

Total Amount	Crore	29.61	39.72

Average Cost per litre		69.93	64.97
Natural Briqutte/ Coal
Quantity	MT	—	—

Total Amount	Crore	—	—

Average Cost per MT		—	—
B. Consumption per MT of Production
Copper /Iron-Ore
Electricity	MWH	1.63	1.3
Furnace Oil	KL	0.07	0.08
Diesel	KL	0	0
L.P.G./Propane/IPA	MT	0.01	0.02
Production of Cathode	MT	294,434	353,154
Alumina
Electricity	Kwh/MT
Coal for Steam	MT/MT
Furnance Oil for Calcinaton	Kg/MT
Hot Metal
Electricty (Total AC for electrolysis and auxillary energy	Kwh/MT
Billet (including alloy rods)
Electricity	Kwh/MT
Furnace Oil	KL
Ingots
Electricity	Kwh/MT
Furnace Oil	KL
Wire Rods
Electricity	Kwh/MT
Furnace Oil	KL

*	This includes the WHRB Generation also.
**	This includes the FO consumed in CPP also.

Statutory Reports
Directors’ Report	109

Year Ended 31st Mar 14	Year Ended 31st Mar 13	Year Ended 31st Mar 14	Year Ended 31st Mar 13	Year Ended 31st Mar 2014		Year Ended 31st Mar 2013
Aluminium		Power		Iron-Ore
				Met Coke Division	Pig Iron Division	Met Coke Division	Pig Iron Division

15.91	39	7.909	9.557	5,807	66,951	5,298	65,643
8.05	19.17	5.61	3.09	0.278	12.61	0.359	13.38
5.06	4.92	7.08	3.24	0.48	1.88	0.68	2.04
9011.26	8994.26	7639.92	8384.86

2.22	2.47	2.1	2.18

16955.21	19211.88	4642	9389	Nil	Nil	Nil	Nil

74.68	82.28	28.52	56.37	NA	NA	NA	NA

44.04	42.82	61.42	60.03	NA	NA	NA	NA

Nil	Nil			800	32,475	800	99208

NA	NA

NA	NA			3.5	3.5	3.5	3.5
				17.5	17.5	12.2	2.2

Nil	Nil			Nil	Nil	Nil	Nil

NA	NA			NA	NA	NA	NA

NA	NA			NA	NA	NA	NA

7188584.10	7688588.73	6139379	6497373	Nil	Nil	Nil	Nil

1566.45	1791.15	1234.77	1245.16	NA	NA	NA	NA

2179.09	2329.63	2011	1916	NA	NA	NA	NA

				17	293	16	261

280.47	296.73
0.264	0.268
70.48	72.12

14226	14459

299	284
NA	NA

29	30
NA	NA

75	73
NA	NA

110 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

FORM - B

FORM OF DISCLOSURE OF PARTICULARS WITH RESPECT TO TECHNOLOGY ABSORPTION RESEARCH AND DEVELOPMENT (R & D)

(D) TOTAL ENERGY CONSUMPTION AND ENERGY CONSUMPTION PER UNIT OF PRODUCTION EFFORTS MADE IN TECHNOLOGY ABSORPTION AS PER FORM B ANNEXED.

Copper business:

Specific areas in which R&D carried out by the Company

(i)	Copper recovery from Slag – by dumping hot slag – crushing –floating

(ii)	Nickel extraction from tank-house electrolyte

(iii)	Briquetting of feed

(iv)	Producing copper sulphate from tank-house electrolyte.

Benefits as a result of R&D

(i)	Increase in copper recovery

(ii)	Increase revenue

(iii)	Increase productivity

Future plan of action

(i)	Setting up commercial plant based on the input of LAB and Pilot study

•	Capital	2 Crore

•	Recurring	Not applicable

•	Total	2 Crore

Specific areas in which R&D carried out by the Company

Aluminium Business

Alumina Plant:

Furnace oil consumption reduction:

Several experiments were conducted in the Lanjigarh laboratory to determine the effect of dewatering aid in reducing the moisture content of hydrate cake.

Geo Polymer concrete:

This project aims for bulk utilisation of fly ash by replacing the cement present in the concrete. R& D test works were done in collaboration with AMPRI Bhopal and proven successful deliverables of M-25 grade geo polymer concrete.

Benefits derived as a result of the above R&D

R&D trials proven successful and 2% moisture reduction in hydrate cake was observed which was proven again in the plant trials. This project reduced the specific consumption of furnace oil from 72 Kg/t to 70.5 kg/t chemicals.

Geopolymer concrete technology will completely eliminates the use of cement in concrete by utilising fly ash along with some portion of chemicals. Commercial trials of this technology are under progress.

Future plan of action

The proven dewatering aid will be used to reduce the moisture content in the hydrate cake there by reducing the furnace oil consumption.

Statutory Reports
Directors’ Report	111

Technology Absorption, Adaptation and Innovation

Efforts in brief made towards technology absorption, adaptation and innovation	Copper Business:
	•	In house punching machine for P-S Convertor.
	•	Ceramic blades for paddle mixer

	•	Matte pouring from SCF

	•	High impact pneumatic hammers in WHRB

	•	Replacement of CI with Alloy pipes in Acid plant

Aluminium Business (Alumina plant)

	•	Red mud filtration technology was developed from Laboratory scale and tested at pilot scale within the plant without any assistance from outside process licensor. With this technology caustic consumption has come down by 10%. It eliminated all the environmental risks and helped in utilisation of all red mud for making cement. This technology was implemented first time in India in the world outside China.

	•	Lanjigarh Alumina unit has developed an in-house process for extraction of V2O5 (vanadium pentoxide) present in the bauxite involving simple operations with very low energy consumption. Thus it is considered as innovative, cost effective and environment friendly besides ensuring optimum utilisation of natural resources. This project was taken up as a part of Vedanta’s ambitious project of Zero Discharge and Zero Waste Alumina Refinery. Vanadium recovery makes the country self-sufficient in meeting demand of vanadium as most of these raw materials is imported to make ferro vanadium. Vanadium recovery projects helps in additional generation of revenue.

Benefits derived as a result of above efforts e.g., product improvement, cost reduction, product development, import Substitution	Copper Business
Improvement in Working environment
Increase productivity
Aluminium Business (Alumina plant)
Improvement in ecology of the surrounding area.
Minimising land requirement.
Optimum utilisation of natural resources.
Minimising caustic consumption.

Red Mud Filtration unit:

Cost reduction: 8.90 Crore
Vanadium recovery: 5.60 Crore

Smelter: DC energy saving of 41.6 Kwh/MT of production.

Power Plant: Reduction in flue gas temperature hence boiler efficiency
Reduction in stack emissions to 40mg/Nm3

In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), the following information may be furnished:

a) Technology imported;	a)	Prebaked aluminium smelter and power plant equipment

b) Year of import;	b)	Year of Import - 2006

c) Has technology been fully absorbed	c)	Has technology been fully absorbed - Yes

For and on behalf of

Board of Directors

Navin Agarwal

Executive Chairman

Place: Mumbai

Dated: April 29, 2014

REPORT ON CORPORATE GOVERNANCE

The Company’s Directors continue to be committed to the highest standards of corporate governance practices in their management of the Company’s affairs and accountability to their shareholders.

Statutory Reports
Report on Corporate Governance	113

COMPANY’S PHILOSOPHY ON CORPORATE GOVERNANCE

The Company’s Directors continue to be committed to the highest standards of corporate governance practices in their management of the Company’s affairs and accountability to their shareholders. The Board of Directors believe that sound corporate governance is essential to achieve the Company’s strategy to create a world class diversified resources company and generate strong financial returns. The Directors are especially aware of the need for a strong corporate governance framework in the current climate. The requirement not only reflects the changing nature of the Company’s businesses, but also the environment in which it operates. It has, therefore, adopted practices mandated in Clause 49 and established procedures and systems to be fully compliant with it.

Management’s perspective on corporate governance

The Company aims to achieve transparency, accountability and equity across all facets of operation and in all interactions with stakeholders. It also targets to fulfil the role of a responsible corporate representative committed to sound practices.

The Company adheres to good corporate practices, which constantly undergo changes for betterment. However, throughout the process, the Company keeps in mind its core goal – maximising stakeholder value. Adherence to the business ethics and commitment to Corporate Social Responsibility will help the Company achieve excellence. The Company believes that all its operations and actions must ultimately enhance overall benefits over a sustained period.

The Company believes that its affairs should be conducted by following the best practices and principles, irrespective of its relation to the customers, employees, stakeholders or the community. Its Corporate Governance structure is based on the following principles:

•	Trusteeship: A transparent and independent Board with a balanced composition and size can provide effective leadership to the Company. The Board is the trustee for all stakeholders.

•	Woman director on the Board: In terms of the Companies Act, 2013, Mrs. Lalita D. Gupte has been appointed as Independent Non-Executive Director w.e.f. March 29, 2014

•	Aim: Accountability, independence, effective internal surveillance, voluntary legal compliance and governing rules and procedures drive the Company’s Corporate Governance.

•	Entrepreneurship: The Company empowers the management and employees, especially women, to showcase strength, ownership, innovation and passion to excel and lead.

•	Creating value: The Company undertakes efficient resource management to enhance enterprise value and return on investment.

•	Concern and respect for people and environment: The Company works for the society and community.

The above principles are reflected in the Company’s day-to-day initiatives and policies. The Board of Directors remains at the helm of affairs. They guide the Company by approving the broad framework and policies, the annual operation plans, budgets and expansion plans. The day-to-day management is performed by the Management Committee of various divisions comprising the CEO, Finance Heads, Business Heads, Head HR and Marketing. This Committee acts as the bridge between the Board of Directors and the Management.

This chapter, along with the chapters on Management Discussion and Analysis and Additional Shareholders Information, reports the Company’s compliance with Clause 49 of the Listing Agreement with the Stock Exchanges.

The Company is committed to executing sustainable business practices and creating long-term value for all its stakeholders. To pursue this objective, the Company remains steadfast in its value systems that incorporate integrity, transparency and fairness across all its business activities.

Towards this end, all Directors and Senior Management are committed to the Company’s Code of Conduct, the compliance to which is periodically reviewed.

BOARD OF DIRECTORS (the “Board”)

The Board reviews and approves the Company’s strategic, operational and financial plans. It also guides corporate strategy, takes key strategic decisions, reviews the major plans of action, including decisions concerning the Company’s capital, such as capital restructure, capital returns and security issue and buy backs, and so on. Besides, the plans of action also include risk policy, review and approval of annual budgets and business plans and monitor performance against corporate strategy.

As on March 31, 2014 the Board comprised eight Directors, Mr. Anil Agarwal as non-executive Chairman, Mr. Navin Agarwal, Executive Vice Chairman, Mr. M. S Mehta Chief Executive Officer, Mr. P. K. Mukherjee Executive Director – Iron Ore Business, and four Independent Non-Executive Directors, i.e. Mr. G. D. Kamat, Mr. Naresh Chandra, Mr. Ravi Kant and Ms. Lalita D. Gupte.

With effect from April 01, 2014 the Company’s Board comprises eight Directors, Mr. Navin Agarwal, Executive Chairman and the Promoter Director, Mr. Thomas Albanese, Whole-time Director and Chief Executive Officer, Mr. Tarun Jain, Whole-time Director and Mr. D. D. Jalan, Whole-time Director and Chief Financial Officer and there are four Non-Executive, Independent Directors, viz. Mr. Ravi Kant, Mr. Gurudas D. Kamat, Ms. Lalita D. Gupte and Mr. Naresh Chandra. All Independent Directors meet the independence criteria as required under Clause 49 of the Listing Agreement.

114 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

i. Directors’ attendance record and Directorship held

The names and categories of the Directors on the Board, their attendance at Board meetings during the year and at the last Annual General Meeting, as also the number of Directorships and Committee memberships held by them in other companies are given in Table-A

TABLE-A

Name of the Directors	Category	No. of Board meetings during the year 2013-14		Whether attended last AGM held on June 27, 2013	Number of Directorships in other public companies *	Number of Committee positions held in public companies *
		Held	Attended			Member	Chairman
Anil Agarwal (1) (appointed as Chairman w.e.f. August 17, 2013)	Chairman – Non-executive	6	1	NA	1	—	—
Navin Agarwal (2) (appointed as Executive Vice Chairman w.e.f. August 17, 2013)	Executive Vice Chairman	6	6	NA	4	—	—
Mahendra Singh Mehta (3) (appointed as Chief Executive Officer w.e.f. August 17, 2013)	Chief Executive Officer	6	5	NA	—	—	—
P. K. Mukherjee (4)	Executive Director – Iron Ore Business	9	9	Yes	3	1	—
G. D. Kamat	Independent Director	9	9	Yes	1	—	—
K. K. Kaura (5) (Ceased to be a Director w.e.f. March 20, 2014)	Independent Director	8	6	Yes	4	1	—
A. Pradhan (ceased to be a Director w.e.f. August 18, 2013)	Whole-time Director	3	3	Yes	1	—	—
Ashok Kini (ceased to be a Director w.e.f. August 28, 2013)	Independent Director	3	3	Yes	5	3	—
J. P. Singh (ceased to be a Director effective January 28, 2014)	Independent Director	7	7	Yes	—	—	—
Ravi Kant (appointed w.e.f. January 28, 2014)	Independent Director	1	1	Not applicable	3	—	—
Lalita D. Gupte (appointed w.e.f. March 29, 2014	Independent Director	—	—	Not applicable	4	3	—
Naresh Chandra (appointed w.e.f. March 29, 2014)	Independent Director	—	—	Not applicable	9	9	—

Statutory Reports
Report on Corporate Governance	115

Name of the Directors	Category	No. of Board meetings during the year 2013-14		Whether attended last AGM held on June 27, 2013	Number of Directorships in other public companies *	Number of Committee positions held in public companies *
		Held	Attended			Member	Chairman
Thomas Albanese (6) (effective April 1, 2014)	Chief Executive Officer	—	—	Not applicable	—	—	—
Tarun Jain (6) (effective April 1, 2014)	Whole Time Director	—	—	Not applicable	3	3	—
Din Dayal Jalan (6) (effective April 1, 2014)	Whole Time Director & Chief Financial Officer	—	—	Not applicable	4	1	1

*	excluding private limited companies, foreign companies and Companies under Section 25 of the Companies Act, 1956.
**	Video/Tele Conferencing facilities are provided to Director to participate in the meeting whenever required.

(1)	Mr. Anil Agarwal was appointed as Chairman on August 17, 2013 and continues as Chairman Emeritus effective April 1, 2014.
(2)	Mr. Navin Agarwal appointed as Executive Vice Chairman on August 17, 2013 and re-designated as Executive Chairman effective April 1, 2014
(3)	Mr. Mahendra Singh Mehta was re-appointed as Whole-time Director and CEO from January 1, 2014 to March 31, 2014 vide Circular Resolution dated December 31,
2013, which is subject to the approval of the shareholders at the ensuing Annual General Meeting.
(4)	Mr. P. K. Mukherjee was the Managing Director upto August 16, 2013 and Executive Director – Iron Ore Business effective August 17, 2013. He ceased to be a Director w.e.f. April 1, 2014.
(5)	Mr. K. K. Kaura, Independent Non-Executive Director stepped down from the Board effective March 20, 2014
(6)	Mr. Thomas Albanese, Whole-time Director and Chief Executive Officer, Mr. Tarun Jain, Whole-time Director and Mr. D. D. Jalan, Whole-time Director and Chief Financial Officer; appointment is effective April 1, 2014 subject to the approval of the shareholders at the ensuing Annual General Meeting. The appointment of Mr. Thomas Albanese is also subject to the approval of Central Government.

None of the Directors on the Board is a member of more than ten Committees and

Chairman of more than five Committees (as specified in Clause 49), across all companies in which he/she is a Director. The necessary disclosures regarding Committee positions have been made by the Directors.

Dates for the Board Meetings in the ensuing year are decided tentatively well in advance and communicated to the Directors. The agenda along with the explanatory notes are generally sent in advance to the Directors. Additional meetings of the Board are held when deemed necessary by the Board.

116 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

The information as required under Annexure IA to Clause 49 is being made available to the Board.

The Board periodically reviews compliance of all laws applicable to the Company.

During 2013-14, the Company did not have any material pecuniary relationship or transactions with Non-Executive Directors.

ii. Number of Board Meetings

Nine Board meetings were held during the year 2013-14 and the gap between two meetings did not exceed four months. The dates on which the Board meetings were held were as follows: April 27, 2013, July 29, 2013, August 17, 2013, August 29, 2013, October 14, 2013, October 31, 2013, December 23, 2013, January 28, 2014 and March 29, 2014.

iii. Code of conduct

Directors with Material Pecuniary or Business Relationships with the Company

As mandated by Clause 49, the Independent Directors on the Company’s Board:

a)	Apart from receiving Director’s commission, do not have any material pecuniary relationships or transactions with the Company, its Promoters, its Directors, its Senior Management, its holding company or its subsidiaries and associates, which may affect the independence of those Directors.
b)	Are not related to promoters or persons occupying management positions at the Board level or at one level below the Board

c)	Have not been the Company’s executive in the immediately preceding three financial years

d)	Are not partners or executives or were not partners or executives during the preceding three years of the:

(i)	Statutory audit firm or the internal audit firm that is associated with the Company

(ii)	Legal firm(s) and consulting firm(s) that have a material association with the Company

e)	Are not the Company’s material suppliers, service providers or customers or lessors or lessees, which may affect their independence

f)	Are not the Company’s substantial shareholders, i.e. do not own 2% or more of the block of voting shares

g)	Are not less than 21 years of age

Transactions with related parties are disclosed in Note no. 53 forming a part of the financial statements for the year. There has been no materially relevant pecuniary transaction or relationship between the Company and its non-executive and / or Independent Directors during 2013-14.

Information presented to the Board

Among other matters, information presented to the Board includes:

i.	Annual operating plans and budgets and any update thereof

ii.	Capital budgets and any updates thereof

iii.	Annual Accounts, Half-yearly and Quarterly results for the Company and operating divisions and business segments

iv.	Updates on all projects, formation of new special purposes vehicle (SPV) and any new business being undertaken

v.	Minutes of the meetings of the Audit Committee and other Committees of the Board

vi.	Information on recruitment and remuneration of senior officers just below the level of the Board, including the appointment or removal of Chief Financial Officer and Company Secretary

vii.	Materially important show cause, demand, prosecution notices and penalty notices

viii.	Significant regulatory matters and matters concerning Indian Regulatory Authorities

ix.	Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems

x.	Any material default in financial obligations to and by the Company, or substantial non- payment for the goods sold by the Company

xi.	Any issue, which involves possible public or product liability claims of substantial nature, including any judgement or order, which may have passed strictures on the conduct of the Company or taken an adverse view regarding another enterprise that can have negative implications on the Company

xii.	Details of any joint venture or collaboration agreement

xiii.	Transactions that involve substantial payment towards goodwill, brand equity or intellectual property

xiv.	Significant labour problems and their proposed solutions; any significant development on the human resources/ industrial relations front, like signing of wage agreement, implementation of voluntary retirement scheme and so on

xv.	Sale of material nature of investments, subsidiaries or assets, which is not in the normal course of business

xvi.	Quarterly details of foreign exchange exposures and the steps taken by the management to limit the risks of adverse exchange rate movement, if material

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Report on Corporate Governance	117

xvii.	Non-compliance of any regulatory, statutory nature or listing requirements and shareholders service, such as non-payment of dividend, delay in share transfer, and so on

xviii.	Statement of significant transactions and arrangements entered by unlisted subsidiary Companies

xix.	Declaration of Dividend

xx.	General notices of interest of Directors

xxi.	Contracts in which Directors are interested

xxii.	Internal audit findings (through the Audit Committee)

xxiii.	Minutes, financial statements, significant investments and other significant transactions and arrangements, if any, of the subsidiary companies

The Company’s Board is presented with detailed notes, along with the agenda papers. The Board periodically reviews the compliance status of all laws applicable to the Company, as certified by all the departmental heads as well as steps undertaken to rectify instances of non-compliances. The Board also reviews the minutes of the meetings of the Boards of all unlisted subsidiaries.

Code of business ethics and conduct

The Company has a well-defined and approved ‘Code of Business Conduct and Ethics’ (‘Code of Conduct’ / ‘CoC’) applicable to all Board members, Senior

Management and employees of the Company, which also includes the applicable provisions of the U.K. Bribery Act, 2010. The CoC is available on the Company’s website (www.sesasterlite. com). All Board members and Senior Management personnel have affirmed compliance with the Code. The Chief Executive Officer (CEO) has also confirmed and certified the same (certification is enclosed at the end of this report). As an issuer of securities in the United States, the Company is subject to the US Foreign Corrupt Practices Act (FCPA) Other countries where we do business have their own anti-corruption laws. Accordingly, the Company, its subsidiaries and affiliates and all officials that act on behalf of the Company, its subsidiaries and affiliates comply fully with the FCPA and all applicable anti-corruption laws, in doing business anywhere in the world.

Risk management

The Company has adopted the Turnbull Risk Matrix framework for risk management. The matrix identifies all the major risks on standalone basis that are applicable to all businesses. All the respective operating subsidiaries have their own risk management frameworks, which are reviewed by their respective Board. During the year, the updated risk matrix was presented to the Audit Committee and Board Members on the enterprise-wide risk management. The Company takes a very structured approach to the identification and quantification of each risk and has a comprehensive risk management framework. Risks are identified through a formal risk management programme with the active involvement of business managers and senior management, both at the entity and the corporate levels. The Company maintains a risk register and matrix, which are regularly reviewed. The overall risk management programme is reviewed by the audit committee on behalf of the Board. For further information of the Company’s risk management framework and policy, please refer to the details stated in the Management discussion and Analysis.

Related party transactions

All the related party transactions are strictly done on an arm’s length basis. The Company presents a detailed statement of all related party transactions before the Audit Committee, specifying the nature, value, and terms and conditions of the transaction. Transactions with related parties are conducted in a transparent manner with the interest of the Company as utmost priority.

Attention of the Members is drawn to the disclosures of transactions with the related parties set out in Notes to Accounts forming a part of the Annual Report.

Statutory compliance, penalties and strictures

The Company has complied with the requirements of the Stock Exchanges / SEBI and Statutory Authorities on all matters related to capital markets during the last three years. No penalties or strictures have been imposed on the Company by these authorities in the last three years.

Accounting Treatment in preparation of financial statements (Refer 49 (IV) (B))

The Company has followed the guidelines of accounting standards referred to in Section 211(3C) of the Companies Act, 1956, which continue to be applicable in respect of Sec. 133 of the Companies Act, 2013 (‘the 2013 Act’) in terms of general circular No.15/2013 dated September 13, 2013 of the Ministry of Corporate Affairs and relevant provisions of the 1956 Companies Act / 2013 Companies Act.

Code of Prevention of Insider Trading Practices

In compliance with the SEBI regulation on prevention of insider trading, the Company has instituted a comprehensive code of conduct for its directors, management and officers. The code lays down guidelines, which advises them on procedures to be followed and disclosures to be made, while dealing with shares of Company, and cautioning them of the consequences of violations. The code clearly specifies, among other matters, that the Directors and specified employees of the Company can trade in the shares of the Company only during ‘Trading Window Open Period’. The trading window is closed during the time of declaration of results, dividend and material events, etc. as per the Code. Disclosure of shareholding is taken from all the directors and Designated Employees of the Company.

118 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

The Company Secretary is the Compliance Officer.

Whistle Blower Policy

As part of the Code of Conduct, the Company has a Whistle Blower Policy, where any instance of non-adherence to the Policy or any observed unethical behaviour is to be brought to the attention of the Head of Management Assurance Services. During the year, the concerns reported under this mechanism have been scrutinised and appropriate actions undertaken. It is also confirmed that no personnel has been denied access to the Audit Committee.

AUDIT COMMITTEE

The purpose of the Audit Committee (the “Audit Committee”) is to assist the Board with its oversight responsibilities. Section 177 of the Companies Act, 2013 (‘Act’) states that the Audit Committee of the Company shall act in accordance with the Terms of Reference (TOR) specified by the Board. In accordance of the above provisions of the Act and also taking into account the provisions of the Clause 49 of the Listing Agreements with the Stock Exchanges and NYSE Listing Manual, the Audit Committee will be responsible for the matters arising from the terms of reference more particularly as stated in the Audit Charter, approved by the Board of Directors.

The functions of the Company’s Audit Committee include:

1.	Oversight of the Company’s financial reporting process and the disclosure of its relevant information to ensure that the financial statement is correct, sufficient and credible

2.	Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees

3.	Approval of payment to statutory auditors for any other services rendered by the statutory auditors

4.	Reviewing, with the management, the annual financial statements before submission to the Board for approval, with particular reference to:

a)	Matters required to be included in the Director’s Responsibility Statement to be included in the Board’s report in terms of Clause (2AA) of Section 217 of the Companies Act, 1956

b)	Changes, if any, in accounting policies and practices and reasons for the same

c)	Major accounting entries involving estimates based on the exercise of judgment by management
d)	Significant adjustments made in the financial statements arising out of the audit findings

e)	Compliance with listing and other legal requirements relating to financial statements

f)	Disclosure of any related party transactions.

g)	Qualifications in the draft audit report

5.	Reviewing, with the management, the quarterly financial statements before submission to the Board for approval

6.	Reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems of the Company

6.A.	Reviewing, with the management, the statement of uses / application of funds raised through an issue (public issue, rights issue, preferential issue, and so on), the statement of funds utilised for the purposes other than those stated in the offer document / prospectus / notice and the report submitted by the monitoring agency monitoring the utilisation of proceeds of a public or rights issue, and making appropriate recommendations to the Board to take up steps in this matter
7.	Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit

8.	Discussion with internal auditors any significant findings and follow up thereon

9.	Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board

10.	Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern

11.	Review of independence of auditors

12.	Reviewing the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002

13.	Recommendation and appointment of the cost auditors

14.	Reviewing the Company’s risk management policies and functioning of the Whistle blower Mechanism

Statutory Reports
Report on Corporate Governance	119

15.	Looking into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors

16.	Approval of appointment of Chief Financial Officer (CFO) (i.e. the Whole Time Finance Director or any other person heading the finance function or discharging that function) after assessing the candidate’s qualifications, experience and background, and others

17.	Reviewing any changes in the accounting policies or practices, as compared to the last completed financial year, and commenting on any deviation from the Accounting Standards

18.	Carrying out any other function as is mentioned
in the terms of reference of the Audit Committee

The Audit Committee is empowered, pursuant to its terms of reference to:

a)	Investigate any activity within its terms of reference and to seek any information it requires from any employee

b)	Obtain legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise, when considered necessary

The Company has systems and procedures in place to ensure that the Audit Committee mandatorily reviews:

•	Management Discussion and Analysis of financial
condition and results of operations

•	Statement of significant related party transactions (as defined by the Audit Committee) submitted by the management

•	Internal control weakness, if any, identified by the Statutory Auditors

•	Internal audit reports relating to internal control weaknesses

The Company’s Audit Committee reviews the financial statements of the subsidiary companies, during the year. It also reviewed the investments made by the subsidiary companies, minutes of the Board meeting of those companies and statement of all significant transactions and arrangements entered into by the subsidiary companies. No Indian subsidiary of the Company falls under the term material non-listed Indian subsidiary as defined under Clause 49 of the Listing Agreement.

The Audit Committee is also appraised on information with regard to related party transactions by being presented with:

•	A statement in summary form of transactions with related parties in the ordinary course of business

•	Details of material individual transactions with related parties, which are not in the normal course of business

•	Details of material individual transactions with related parties or others, which are not on an arm’s length basis, along with the management’s justification for the same

i. Composition, names of members and attendance during the year

As on March 31, 2014, the Audit Committee comprised of four Independent Directors.

TABLE-B: Composition of the Audit Committee and the details of meetings attended by the members of the Audit Committee

Name of the Member	Category	No. of meetings during the year 2013-14
		Held	Attended
Ashok Kini (Chairman) (ceased to be a Member and w.e.f. from August 28, 2013)	Independent Director	2	2
G. D. Kamat	Independent Director	5	5
K. K. Kaura (Chairman) (w.e.f. October 31, 2013 to March 20, 2014)	Independent Director	5	5
J. P. Singh (ceased to be a Member w.e.f. on January 28, 2014 )	Independent Director	4	4
Lalita D. Gupte (Chairperson) (w.e.f. March 29, 2014)	Independent Director	None	None
Ravi Kant (appointed Member w.e.f. March 29, 2014)	Independent Director	None	None
Naresh Chandra (appointed Member w.e.f. March 29, 2014)	Independent Director	None	None

Five Audit Committee Meetings were held during the financial year ended March 31, 2014 and the gap between two meetings did not exceed four months. The dates on which the Audit Committee Meetings were held are as follows: April 27, 2013, July 29, 2013, October 31, 2013, December 23, 2013 and January 28, 2014. Necessary quorum was present at the above meetings.

120 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

The Audit Committee Meetings are usually held at the Registered Office of the Company or Corporate Office in Mumbai and are attended by the CEO, Executive Director, Director Finance (Designate) and the representatives of Statutory Auditors and Internal Auditors. The Company Secretary & AVP - Legal acts as the Secretary to the Audit Committee.

NOMINATION REMUNERATION AND COMMITTEE

i. Terms of reference

The Company has constituted a remuneration committee of Directors in September 2000. The broad terms of reference of the Committee are to appraise the performance of Managing/Executive Directors, determine and recommend to the Board, compensation payable to them, details of which are included in this report.

ii. Composition, names of members and attendance during the year

As of March 31, 2014, three member Remuneration Committee comprised of Independent Non-Executive Directors. The Remuneration Committee has been renamed w.e.f. March 29, 2014 as “Nomination and Remuneration Committee” in compliance with Section 178 of the Companies Act, 2013.

TABLE-C: composition of the Remuneration Committee and the details of meetings held and attended by the members
Name of the Member	Category	No. of meetings during the year 2013-14
		Held	Attended
K.K. Kaura (Chairman) (ceased to be a Member w.e.f. March 20, 2014)	Independent Director	1	1
G. D. Kamat	Independent Director	2	2
Ashok Kini (ceased to be a Member w.e.f. August 28, 2013 )	Independent Director	1	1
Naresh Chandra (Chairman) (appointed w.e.f. March 29, 2014)	Independent Director	1	-
Ravi Kant (appointed as a Member w.e.f. March 29, 2014)	Independent Director	1	1

Two Remuneration Committee Meetings was held during the year 2013-14 on April 27, 2013 and March 29, 2014.

iii. Remuneration Policy

Non-Executive Directors

Remuneration of the Non-Executive Directors of the Company by way of sitting fees and commission is decided by the Board of Directors. Payment of commission to any individual Non-Executive Director is determined by the Board and is broadly based on attendance, contribution at the Board Meetings and various Committee Meetings as well as time spent on various issues other than at these meetings.

Sitting Fees

The Company pays sitting fees of  20,000 per meeting for attending Board Meeting and Audit Committee Meeting and  10,000 for other Committee Meetings to the Directors other than the Managing and the Whole-time Directors (including the Whole-time Directors of the Subsidiary Companies).

Managing and Executive Directors

The Company pays remuneration to its Executive Vice Chairman/ Whole-time Director and CEO/Managing Director, Managing Director/Chief Executive Officer by way of salary, commission and perquisites and to its Whole-time Directors by way of salary, executive allowance, performance linked pay and perquisites. The remuneration is approved by the Board of Directors and is within the overall limits approved by shareholders of the Company.

Service Contracts, Severance Fees and notice period with Managing and Executive Directors:
Executive Vice Chairman:
Period of contract	5 Years
Termination of the contract	By either party giving the other six months’ notice. If he ceases to hold the office of Director, he shall ipso facto and immediately cease to be Executive Vice Chairman and the Contract shall come to an end without any obligation on either party.
Severance fees	Nil, except for short notice pay

Statutory Reports
Report on Corporate Governance	121

Managing Director/CEO:

Period of contract	3 Years
Termination of the contract	By either party giving the other six months’ notice. If he ceases to hold the office of Director, he shall ipso facto and immediately cease to be Managing Director / CEO and the Contract shall come to an end without any obligation on either party.
Severance fees	Nil, except for short notice pay

Whole-time Directors:

Period of contract	3 to 5 Years
Termination of the contract	Same as that of the Managing Director/CEO
Severance fees	Nil, except for short notice pay

iv. Remuneration

a. Managing Director and Whole-time Directors in Table-D:

TABLE-D				in Crore
Name	Salary & Perquisites	Provident & Superannuation Fund	Total	No. of Stock holding options of the Holding Company
Mr. Navin Agarwal from August 17, 2013 to March 31, 2014	5.53	0.72	6.25	2,27,500
Mr. M.S. Mehta from August 17, 2013 to March 31, 2014	1.95	0.07	2.02	97,000	*
Mr. P. K. Mukherjee	2.93	0.66	3.59	57,000	*
Mr. Amit Pradhan upto August 18, 2013	0.52	0.06	0.58	22,500	**

*	ceased as member effective April 1, 2014
**	ceased as member effective August 18, 2013

b. Non-Executive Directors Table E:

TABLE-E		in Crore
Name	Sitting fees*	Commission
Mr. G. D. Kamat	0.041	0.14
Mr. J. P. Singh	0.023	0.12
Mr. Ashok Kini	0.011	0.06
Mr. K. K. Kaura	0.022	0.14
Mr. Ravi Kant	0.003	—

*	excludes service tax 0.012 Crore

Notes:

1)	Sitting fees are paid for Board meetings

2)	Information relating to the Remuneration paid or payable to the Director does not include payment for gratuity which provided for employees on an overall basis.

3)	The Company’s parent/ultimate holding Company, Vedanta Resources Plc has granted its stock options to Company’s Executive Directors. The fair value for the year in relation to option granted to Mr. Navin Agarwal is 3.80 Crores, Mr. M. S. Mehta is 1.52 Crores, Mr. P.K.Mukherjee is 0.91 Crores and Mr Amit Pradhan is 0.47 Crores. The options vest over a period of three years from the date of the grant of options.

122 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

v. Shares and convertible instruments held by the Non-Executive Directors

None of the Non-Executive Directors have shareholding in the Company as on March 31, 2014

Appointment / Re-appointment of Directors

TABLE-F (REFER CLAUSE 49(IV)(G)(I)

No.	Name	Age	Qualification	Experience	Other Directorships*
1	Ravi Kant DIN: 00016184	69	Bachelor of Technology degree in Metallurgical Engineering from the Institute of Technology, Kharagpur and a Masters degree in Science from the University of Aston, Birmingham, UK

Mr Ravi Kant has been appointed as independent non-executive Director on January 28, 2014

He is currently the Vice Chairman of Tata Motors and has been with them since February 1999, joining as Senior Vice President (Commercial Vehicles), and was inducted on their Board as an Executive Director in July 2000 and became the Managing Director in July 2005. Upon retiring from his Executive position on June 1, 2009, Mr Ravi Kant continues to be on the Company’s Board of Directors as Vice-Chairman.

Prior to joining Tata Motors, he was with Philips India Limited as Director of Consumers Electronics business and prior to which with LML Ltd. as Senior Executive Director (Marketing) and Titan Watches Limited as Vice President (Sales & Marketing).

					• Tata Motors Ltd. • TAL Mfg. Solutions Ltd. • Tata Advance Materials Ltd.
2	Lalita D. Gupte (DIN 00043559)	65	Bachelor’s Degree in Economics and a Master’s degree in Business Management, advanced management programme from INSEAD.	Ms. Lalita D. Gupte is the former Joint Managing Director of ICICI Bank, and currently the Chairperson of ICICI Venture Funds Management Company Limited. Lalita D. Gupte joined the board of ICICI Limited in 1994 as the Executive Director and remained on the board as Joint Managing Director until 2002 when it merged with ICICI Bank. She was the Joint Managing Director of ICICI Bank from 2002 until 2006. She has more than three decades of experience in the financial sector and has held various leadership positions in areas of leasing, planning and resources and corporate banking.	• ICICI Venture Funds Management Co Ltd. • Godrej Properties Ltd • Bharat Forge Limited • Kirloskar Brothers Limited
3	Naresh Chandra (DIN 00015833)	79	Post graduate, Master of Science in Mathematics from Allahabad University and a retired officer of the Indian Administrative Services.	Mr. Naresh Chandra has served as India’s Ambassador to the United States of America and was the Cabinet Secretary to the Government of India. Naresh Chandra has held various senior positions such as Chairman of the Indian Government Committee on Corporate Governance, Senior Advisor to the Prime Minister, Governor of Rajasthan, and Chief Secretary to the Government of Rajasthan.

•       Cairn India Limited

•       Electrosteel Castings Limited

•       Bajaj Auto Limited

•       Bajaj Finserve Limited

•       Bajaj Holdings & Investments Limited

•       Balrampur Chini Mills Limited

•       Raymond Infrastructure Project Limited

•       AVTEC Limited

•       EROS International Media Ltd.

Statutory Reports
Report on Corporate Governance	123

No.	Name	Age	Qualification	Experience	Other Directorships*
4	Tarun Jain (DIN 00006843)	54	Mr. Jain is a Fellow Member of The Institute of Chartered Accountants of India, a graduate of The Institute of Cost and Works Accountants of India and a Fellow member of The Institute of Company Secretaries of India.	Mr. Tarun Jain served as Director of Finance for Sterlite Industries (India) Limited, a subsidiary of Vedanta Resources Plc. Mr. Jain was responsible for all financial matters at Sterlite group, as well as strategic planning and corporate communications. He has over 24 years of experience in Corporate Finance, Accounts, Audit, Taxation and Secretarial Practice. Mr. Jain was with Sterlite since 1984.	• Bharat Aluminium Company Limited • Cairn India Limited • Sterlite Infra Limited
5	D. D. Jalan (DIN 00006882)	57	Mr. Jalan is a Fellow Member of The Institute of Chartered Accountants of India.	Mr. D.D. Jalan, is presently Whole Time Director and CFO of the Company. He is also the CFO of Vedanta Resources Plc. Mr. Jalan joined Sterlite in January 2001 as President of Australian operation responsible for its mining operation and moved to the position of CFO of Sterlite Industries and then to CFO of Vedanta Resources. He has over 35 years of experience in leadership position of companies in engineering, mining and non-ferrous sector.	• Sesa Mining Corporation Limited • Sterlite Ports Limited • Malco Energy Limited • Sterlite Infraventures Limited
6	Thomas Albanese (DIN 06853915)	56	Bachelor’s degree in Mineral Economics and a Mater’s in Mining Engineering from the University of Alaska	Mr. Thomas Albanese was formerly the Chief Executive of Rio Tinto from May 2007 to January 2013. Rio Tinto is the second largest global diversified mining Company. He was appointed a member of the Rio Tinto Board in March 2006. Mr. Thomas jointed Rio Tinto in 1993 when the Company acquired Nerco, where Mr. Thomas was Chief Operating Officer. After joining Rio Tinto, he held a series of management positions before being appointed Chief Executive of the Industrial Minerals group in 2000, after which he became Chief Executive of the Copper group and head of Exploration in 2004. In July 2006 Mr. Thomas was appointed Director, Group Resources. He is also on the Board of Directors of Franco Nevada Corporation which he joined in August 2013, a Toronto-based gold-focused royalty and metal streaming Company with assets around the world. In 2009, Mr. Thomas joined the Board of Visitors for the Fuqua School of Business at Duke University in North Carolina.	None

124 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

SHAREHOLDERS / INVESTOR GRIEVANCE COMMITTEE (RENAMED AS STAKEHOLDERS RELATIONSHIP COMMITTEE)

The Company has constituted a Shareholders/ Investor Grievance Committee of Directors to look into the redressal of complaints of investor such as transfer or credit of shares, non-receipt of dividend/ notices/ annual reports, etc.

TABLE-G: Composition of the Shareholders/Investor Grievance Committee and details of meetings attended by its members

Name of the Member	Category	No. of meetings held during FY 2013-14
		Held	Attended
G. D. Kamat – Chairman	Independent Director	4	4
P. K. Mukherjee (ceased to be a Member w.e.f. April 1, 2014)	Executive Director	4	4
S. L. Bajaj (ceased to be a Member w.e.f. April 1, 2014)	Director Finance - Designate	4	4
Naresh Chandra (appointed w.e.f April 1, 2014)	Independent Director	-	-
Lalita D Gupte (appointed w.e.f April 1, 2014)	Independent Director	-	-
D. D. Jalan (appointed w.e.f April 1, 2014)	WTD and CFO	-	-

Four meetings of the Committee were held during FY 2013-14 which are as follows: April 23, 2013, July 19, 2013, October 21, 2013 and January 21, 2014.

The Committee reviews investor related issues and recommends measures to improve investor services. Minutes of the Shareholders/Investors Grievance Committee Meetings are circulated to the members of the Board.

Name, designation and address of compliance officer:

Mr. C.D. Chitnis, Company Secretary and AVP- Legal

Sesa Ghor, Patto, Panaji – Goa

Phone: + 91 832 2460720

Fax: + 91 832 2460721

Email: c.chitnis@vedanta.co.in

TABLE-H: Details of investor complaints received and redressed:

Sr. No.	Nature of Complaint	Opening Balance	Received	Disposed off	Pending
1.	Non receipt of Dividend	0	2	2	0
2.	Wrong Receipt of Share Credit Intimation	0	2	2	0

	Total	0	4	4	0

There were no outstanding complaints as on March 31, 2014.

Pursuant to Section 205A read with Section 205C of the Companies Act, 1956, the Company is required to transfer inter alia dividends, remaining unclaimed and unpaid for a period of 7 years from the due date, to the Investor Education and Protection Fund (IEPF) set up by the Central Government.

Following is the due date for transfer of unclaimed and unpaid dividend to the IEPF by the Company in the current year:

Financial year	Dividend payment date / declaration	Due Date for Transfer to IEPF*
2006-2007 (Interim)	February 10, 2007	April 9, 2014
2006-2007 (Final)	October 10, 2007	November 28, 2014
2005-2006 – Erstwhile Sterlite Industries (India) Limited	September 20, 2006	November 25, 2013
2006-2007 (Interim & Final) – Erstwhile Sterlite Industries (India) Limited	December 11, 2006	January 19, 2014
2005-2006 – Erstwhile MALCO	September 6, 2006	November 10, 2013

*	Indicative date, actual date may vary

Statutory Reports
Report on Corporate Governance	125

CORPORATE SOCIAL RESPONSIBILITY COMMITTEE

The Company’s Corporate Social Responsibility (CSR) Committee was constituted at the Board Meeting held on March 29, 2014 effective April 1, 2014 with Mr. Naresh Chandra, Chairman, Mr. Ravi Kant, Mr. Thomas Albanese and Mr. Tarun Jain as members. This Committee would be recommending the Company’s CSR policy to the Board members for their consideration and approval in the ongoing period.

OTHER COMMITTEES

i. Share Transfer Committee

The transfer of equity shares of the Company is approved by the Share Transfer Committee, which meets weekly to approve share transfers. The Committee comprises of the following Executive Director and Executives of the Company:

Mr. P. K. Mukherjee - Executive Director

Mr. Amit Pradhan - COO- Value Added Business

Mr. S. L. Bajaj - Director Finance (Designate)

The number of pending share transfers as on March 31, 2014 was Nil.

ii. Finance Standing Committee

The composition, names of members and the attendance of members for the Finance Standing Committee meetings is given below:

Name of the Member	Category	No. of meetings held during FY 2013-14
		Held	Attended
Navin Agarwal (ceased to be a Member w.e.f. March 1, 2014)	Executive Director and Vice-Chairman	3	3
G. D. Kamat (ceased to be a Member w.e.f. March 29, 2014)	Independent Director	3	2
M. S. Mehta (ceased to be a Member w.e.f. April 1, 2014)	Chief Executive Officer	3	2
D. D. Jalan (appointed w.e.f. August 29, 2013)	Group CFO	3	3
P. K. Mukherjee (up to August 17, 2013)	Managing Director	2	2
S. L. Bajaj (up to August 17, 2013)	Director Finance- Designate	2	2
Lalita Correia Afonso (up to August 17, 2013)	AVP-Corporate Finance	2	2

Five Finance Standing Committee Meetings were held during the FY 2013-14; on April 23, 2013, July 19, 2013, September 24, 2013, November 28, 2013 and February 5, 2014.

The Board on January 28, 2014 reconstituted the Finance Standing Committee w.e.f. March 1, 2014 with Mr. Tarun Jain, Mr. M. S. Mehta, Mr. D. D. Jalan and Mr. G. D. Kamat as Members. Further at the Board Meeting held on March 29, 2014 this Committee was further re-constituted effective April 1, 2014 with Mr. Thomas Albanese, Mr. Tarun Jain and Mr. D. D. Jalan as Members.

126 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

iii. Committee on Legal and Compliance Issues

The Board has constituted committee to deal with Legal and Compliance issues.

The composition, names of the members and the number of meetings held of the Committee are given below:

Name of the Member	Category	No. of meetings held during FY 2013-14
		Held	Attended
G. D. Kamat	Independent Director	2	2
P. K. Mukherjee	Executive Director - Iron Ore Business	2	2
S. L. Bajaj	Director Finance - Designate	2	2

Two Committee Meetings on Legal and Compliance Issues were held during the FY 2013-14; on April 23, 2013 and July 19, 2013.

iv. Committee on Port and infrastructure

The Board on October 31, 2013 constituted Committee on Port and infrastructure, with Mr. Navin Agarwal, Mr. Tarun Jain and Mr. D. D. Jalan as Members. The Committee was constituted to examine port and other infrastructure projects in detail with respect to application for Request for Qualification (RFQ) as also with reference to financial bid, cost-benefit analysis, pay-back, IRR etc.

v. Committee of Directors for normal business authorisation including borrowing

The Board on January 28, 2014 constituted Committee for normal business authorisation including borrowing consisting of Mr. Navin Agarwal, Mr. M. S. Mehta and Mr. P. K. Mukherjee. The Committee was constituted to approve borrowings for various Divisions of the Company, to approve inter-corporate loan and corporate guarantees, inter-corporate investments to wholly owned subsidiaries, to approve inter-corporate investments within the approved Company policy and allotment of equity shares kept in abeyance.

The Committee met once during FY 2013-14 on March 29, 2014 where all the three members attended. At the Board meeting held on March 29, 2014, the Committee was reconstituted with Mr. Navin Agarwal as Chairman and Mr. Thomas Albanese, Mr. Tarun Jain, Mr G. D. Kamat and Mr. D. D. Jalan as Members.

vi. Committee on post-merger statutory compliance

The Board on April 27, 2013 constituted Committee on post-merger statutory compliance consisting of Mr. P. K. Mukherjee, Executive Director, Mr. G. D. Kamat, Director and Mr. S. L. Bajaj, Director

Finance to take decision and actions about post-merger activities related to statutory compliances.

The Committee met once during FY 2013-14 on August 16, 2013, where all the three members attended.

vii. Committee to effect changes in approvals for smooth functioning of business after merger

The Board on August 17, 2013 constituted a Committee to effect changes in approvals for smooth functioning of business after merger consisting of Members, Mr. M. S. Mehta, Mr. P. K. Mukherjee, Mr. G. D. Kamat, Mr. D. D. Jalan, Mr. S. K. Roongta, Mr. S. L. Bajaj and Mr. C. D. Chitnis.

viii. Committee for slump purchase of power business

The Board on August 17, 2013 constituted a Committee for slump purchase of power business comprising of Mr. M. S.

Mehta, Chief Executive Officer, Mr. P. K. Mukherjee, Executive Director – Iron Ore Business, Mr. G.D. Kamat, Director, Mr. S. L. Bajaj, Director Finance and Mr. C. D. Chitnis, Company Secretary.

The Committee met once during FY 2013-14 on August 19, 2013 which was attended by Mr. G. D. Kamat and Mr. C. D. Chitnis.

Statutory Reports
Report on Corporate Governance	127

GENERAL BODY MEETINGS

i. General meeting

a. Annual General Meeting:

Year	Meeting	Location	Date	Time
2010-2011	AGM	Dinanath Mangeshkar Kala Mandir Auditorium at Kala Academy, Panaji, Goa	July 21, 2011	10.00 A.M.
2011-2012	AGM	Dinanath Mangeshkar Kala Mandir Auditorium at Kala Academy, Panaji, Goa	July 3, 2012	10.00 A.M.
2012-2013	AGM	Hotel Mandovi, Panaji Goa	June 27, 2013	10.00 A.M.

ii. Postal ballot

Two Special Resolutions and Three Ordinary Resolutions were put through postal ballot during the year ended March 31, 2014. Advocate R. G. Ramani from Panaji, Goa was appointed as the Scrutinizer to conduct the postal ballot process.

The Notice dated November 20, 2013 was sent to the members and the last date for receipt of postal ballot forms was January 18, 2014. According to the Scrutinizer’s report, the Resolutions were passed by the requisite majority. The result of the postal ballot was declared on January 21, 2014.

The particulars of voting were:

Sr. No.	RESOLUTION	ASSENT		DISSENT		INVALID
		No. of Shares	% of total shares received through postal ballot	No. of Shares	% of total shares received through postal ballot	No. of Shares	% of total shares received through postal ballot
1	Special Resolution for increasing the Borrowing Powers of the Company as per the provisions of Section 180(1)(c) of the Companies Act, 2013.	1892428316	85.62	305403340	13.82	12430288	0.56

128 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Sr. No.	RESOLUTION	ASSENT		DISSENT		INVALID
		No. of Shares	% of total shares received through postal ballot	No. of Shares	% of total shares received through postal ballot	No. of Shares	% of total shares received through postal ballot
2	Special Resolution for creation of Charge over movable and immovable assets for securing loans as per Section 180(1)(a) of the Companies Act, 2013.	1892343761	85.62	305430549	13.82	12475808	0.56
3	Ordinary Resolution for appointment and remuneration of Mr. Navin Agarwal as Whole- time Director designated as Executive Vice- Chairman of the Company.	2196281200	99.36	263757	0.01	13816670	0.63
4	Ordinary Resolution for appointment and remuneration of Mr. Mahendra Singh Mehta as Whole- time Director designated as Chief Executive Officer of the Company.	2196316142	99.36	233589	0.01	13812440	0.63
5	Ordinary Resolution for change in Designation of Mr. P. K. Mukherjee from Managing Director to Executive Director, Iron Ore Business and change in terms of remuneration.	2195928973	99.37	223439	0.01	13809331	0.62

Statutory Reports
Report on Corporate Governance	129

iii. Special Resolutions

Details of special resolutions passed in the General Meetings/ through Postal ballot during the last three financial years are as follows:

Date of General Meeting	Number of Special Resolutions passed	Details of the Special Resolutions
July 21, 2011	1	Approval for increase in commission to the Non-Whole time Directors of the Company resident in India upto Rupees Seventy Five Lakhs (Seven and Half Million) per year.
June 19, 2012 (Court Convened Meeting)	1	Approval to the arrangement as embodied in the Scheme of Amalgamation and Arrangement amongst Sterlite Industries (India) Limited, The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited and Sesa Goa Limited and their respective Shareholders and Creditors.
June 19, 2012 (Court Convened Meeting)	1	Approval to the Amalgamation as embodied in the Scheme of Amalgamation of Ekaterina Limited and Sesa Goa Limited and their respective Shareholders and Creditors.

January 21, 2014 (Postal Ballot)	2	1.	Approval for increasing the Borrowing Powers of the Company as per the provisions of Section 180(1)(c) of the Companies Act, 2013.

		2.	Approval for creation of Charge over movable and immovable assets for securing loans as per Section 180(1)(a) of the Companies Act, 2013.

DISCLOSURES

i. Subsidiary Companies

Clause 49 defines a ‘material non-listed Indian subsidiary’ as an unlisted subsidiary, incorporated in India, whose turnover or net worth (i.e. paid up capital and free reserves) exceeds 20% of the consolidated turnover or net worth respectively, of the listed holding company and its subsidiaries in the immediately preceding accounting year.

As on March 31, 2014, the Company has no such material non-listed subsidiaries.

During the year, post merger the number of non-listed subsidiaries of the Company has increased. However, the examination of material non listed Company will be done in Financial year 2014-15 based on March 31, 2014 financial statements.

All subsidiary companies of the Company are Board managed with their Boards having the rights and obligations to manage such companies in the best interest of their stakeholders The Company monitors performance of subsidiary companies, inter alia, by the following means:

(a)	Financial statements, in particular the investments made by the unlisted subsidiary companies, are reviewed quarterly by the Audit Committee of the Company.

(b)	All minutes of Board meetings of the unlisted subsidiary companies are placed before the Company’s Board regularly.

(c)	A statement containing all significant
transactions and arrangements entered into by the unlisted subsidiary companies is placed before the Company’s Board.

ii. Materially Significant Related Party Transactions

The Board has received disclosures from Key Managerial Personnel relating to material financial and commercial transactions where they and or their relatives have personal interest.

Transactions with related parties are disclosed in note no. 53 of the Financial Statements in the Annual Report. In the opinion of the Board, the transactions during 2013-14 between Sesa Sterlite Limited and its subsidiaries have been done at arm’s length.

iii. Non compliance

The Company has complied with all the requirements of regulatory authorities. No penalties or strictures were imposed on it by the stock exchanges or SEBI or any statutory authority on any matter related to capital market during the last three years.

130 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

In 2009-10, Sesa was subjected to an investigation by the Serious Fraud Investigation Office (SFIO) of the Ministry of Corporate Affairs. In 2011, Sesa received copy of the SFIO reports, wherein certain allegations were made against Sesa Goa Limited (now Sesa Sterlite Limited) and Sesa Industries Limited (since merged) relating to violations under the Indian Companies Act and Indian Penal Code during 2001 to 2008. The reports had recommended, inter alia, that action be taken against the directors of Sesa Goa Limited (now Sesa Sterlite Limited) and Sesa Industries Limited (since merged) during the aforementioned period. Sesa filed representations to all concerned explaining in detail its position on the allegations and denying the allegations made in the SFIO reports. Subsequently, the Union of India through the Ministry of Corporate Affairs filed three cases against Sesa Goa Limited (now Sesa Sterlite Limited), its erstwhile subsidiary, Sesa Industries Limited, and some of their officials. The Company is defending itself and its directors / officials against these cases. However, the Ministry has dropped all allegations in the SFIO reports under the Indian Penal Code pertaining to under / over invoicing of iron ore / coal and excess payment of commission.

iv. CEO/ CFO certification

The CEO and CFO certification of the financial

statements for the year is enclosed after Annexure-A of the Directors’ Report.

v. Whistle Blower Policy

The Company has a Whistle Blower Policy to deal with any complaint relating to fraud and other financial irregularities.

vi. Adoption of Non-Mandatory Requirements

The Company has fulfilled the following non-mandatory requirements as prescribed in Annexure 1D to Clause 49 of the Listing Agreement with the stock exchanges.

•	The Company has set up a Remuneration Committee which complies with the requirements laid down in the Code of Corporate Governance. Refer Paragraph 2.i. for the broad terms of reference of the Committee.

•	The Company has adopted and implemented Whistle Blower Policy.

MEANS OF COMMUNICATION

Sesa Sterlite Limited puts forth key information about the Company and its performance, including quarterly results, official news releases, and presentations to analysts, on its website www.sesasterlite. com regularly for the benefit / information of the public at large. The Company has had informal meetings with media and institutional investors. Authorised persons of Sesa Sterlite also respond to queries telephonically and by letters.

During the year, the quarterly results of the Company’s performance have been published in leading newspapers such as The Economic Times in English and in one of the local dailies, i.e. in the vernacular. Hence, they are not separately sent to individual shareholders. Sesa Sterlite, however, furnishes the quarterly and half-yearly results on receipt of a request from any shareholder.

Green Initiative

In order to support the ‘Green Initiative’ undertaken by the Ministry of Corporate Affairs, the Company sent Annual Reports, Quarterly Financial Results, Intimation for dividend payment by email to those shareholders whose email ids are registered with the Company. In case the investor submits a request for providing a hard copy, it is provided separately.

A Management Discussion and Analysis statement is a part of the Company’s Annual Report.

GENERAL SHAREHOLDER INFORMATION

i. Annual General Meeting

Date: July 11, 2014

Time: 11.00 A.M.

Venue: Main Hall of Institute Menezes Braganza, Panaji, Goa

ii. Financial Calendar

Financial year: 1 April to 31 March

For the year ended 31 March	2013	2014 (Tentative)
Financial results for Q.E. June	July 29, 2013	End July 2014
Financial results for Q.E. Sept.	October 31, 2013	End October 2014
Financial results for Q.E. Dec.	January 28, 2014	End January 2015
Financial results for Q.E. March	April 29, 2014	End April 2015
Annual General Meeting	July 11, 2014	July 2015

Statutory Reports
Report on Corporate Governance	131

iii. Book Closure

The dates of book closure are Tuesday, July 8, 2014 to Thursday, July 10, 2014 (both days inclusive).

iv. Dividend Payment

The Board of Directors in their meeting held on October 31, 2013 had declared payment of an Interim Dividend @ 1.50 per equity share (i.e. 150%) on face value of 1 per share for FY 2013-14. The Company fixed Thursday, November 7, 2013 as the record date which was paid before the due date

The Board of Directors have recommended a final dividend of 1.75 per equity share for FY 2013-14. The dividend of 1.75 per equity share shall be paid on or before the due date, i.e. August 8, 2014, subject to approval by the shareholders at the Annual General Meeting to be held on July 11, 2014.

v. Listing

At present, the equity shares of the Company are listed on BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). The annual listing fees for FY 2013-14 to BSE and NSE has been paid. In addition the ADRs of the Company are listed on New York Stock Exchange and the FCCB’s on Singapore Exchange Securities Trading Limited.

vi. Stock Codes

Sesa Sterlite’s Stock Exchange Codes are given below:

Name of the Stock Exchange		Stock Code
The National Stock Exchange of India		SSLT EQ
The Stock Exchange, Mumbai, DEMAT		500295
Singapore Exchange Securities Trading Limited		141031

For ADRs	Code	CUSIIP
New York Stock Exchange	SSL	78413F103

The ISIN code of the Company is INE205A01025

The following Secured Redeemable Non-Convertible Debentures (NCDs) are listed with the BSE Limited and ISIN number with National Securities Depositories Limited

Sr. no.	Description	Date of allotment	No. of NCDs	Face value	ISIN no
1	9.40% Private Placement of Secured Redeemable Non- Convertible Debentures	October 25, 2012	5,000	10 Lakhs each	INE268A07103
2	9.40% Private Placement of Secured Redeemable Non- Convertible Debentures	November 27, 2012	5,000	10 Lakhs each	INE268A07111
3	9.24% Private Placement of Secured Redeemable Non- Convertible Debentures	December 6, 2012	5,000	10 Lakhs each	INE268A07129
4	9.24% Private Placement of Secured Redeemable Non- Convertible Debentures	December 20, 2012	5,000	10 Lakhs each	INE268A07137
5	9.10 % Private Placement of Secured Redeemable Non Convertible Debentures	April 5, 2013	25,000	10 Lakhs each	INE268A07145
6	9.17 % Private Placement of Secured Redeemable Non Convertible Debentures	July 4, 2013	7,500	10 Lakhs each	INE268A07152
7	9.17 % Private Placement of Secured Redeemable Non Convertible Debentures	July 5, 2013	4,500	10 Lakhs each	INE268A07160

Debenture Trustees

Axis Trustee Services Limited,

2nd Floor, Wadia International Centre,

Pandurang Budhkar Marg,

Worli, Mumbai – 400 025

132 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Unclaimed Shares

Pursuant to the SEBI Circular and Clause 5A of the Listing Agreement regarding the procedure to be adopted for unclaimed shares issued in physical form in public issue or otherwise the Company has a separate demat account in the title of ‘Sesa Sterlite Limited – Unclaimed Suspense Account with M/s Karvy Stock Broking Limited.

As per Clause 5A of the Listing Agreement, the below details are required to be provided in the Annual Report.

Description	No. of shareholders	No. of Equity shares of 1 each
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the beginning of the year;	1,083	2,453,016
Number of shareholders who approached issuer for transfer of shares from suspense account during the year;	7	32,040
Number of shareholders to whom shares were transferred from suspense account during the year;	7	32,040
Subsequent to the Scheme of Amalgamation and Arrangement	1,076	1,452,585
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the end of the year;	1,076	1,452,585
The voting rights on these shares shall remain frozen till the rightful owner of such shares claims the shares.	1,076	1,452,585

vii. Market Price Data

High, Low (based on the closing prices) and the number of shares traded during each month during the year 2013-14 on the National Stock Exchange Limited (NSE), BSE Limited (BSE) and the New York Stock Exchange, US (NYSE).

	NSE				BSE				NYSE
	High ( )	Low ( )	No. of shares traded (in Crore)	Monthly Turnover ( in Crore)	High ( )	Low ( )	No. of shares traded (in Crore)	Monthly Turnover ( in Crore)	High (US$)	Low (US$)	Volume (Nos)
April	162.90	140.30	4.52	680.80	160.30	140.55	0.75	113.28	7.23	6.07	472900
May	169.00	154.70	2.80	454.66	168.90	154.90	0.38	61.96	7.44	6.54	412500
June	163.85	131.75	2.88	411.98	164.00	131.70	0.34	49.66	6.78	5.16	398600
July	157.90	119.30	3.73	530.40	157.50	119.45	0.50	69.97	6.16	4.88	346900
August	199.50	121.20	13.90	2,256.05	198.90	121.15	2.75	450.16	6.04	4.76	940500
September	196.00	168.20	24.45	4,486.09	195.50	168.30	4.11	757.10	12.05	5.94	554200
October	204.90	173.20	16.62	3,197.59	204.90	173.60	2.29	440.82	13.16	11.01	275000
November	209.40	172.35	12.25	2,312.00	209.35	172.55	2.14	404.16	13.29	10.94	359700
December	208.85	179.20	16.18	3,163.35	208.60	179.20	2.46	474.48	13.35	11.40	413000
January	213.30	182.50	11.31	2,250.28	213.05	182.50	1.57	313.09	13.59	11.87	328300
February	193.85	173.65	8.69	1,602.56	193.90	173.80	1.06	197.75	12.41	11.16	327200
March	189.35	168.35	10.82	1,943.85	189.00	173.65	0.42	77.46	12.47	11.01	209300

Statutory Reports
Report on Corporate Governance	133

viii. Performance of the share price of the Company

CHART A: Company’s Share Performance versus BSE Sensex

Note: Both the BSE Sensex and Sesa are indexed to 100 as on April 1, 2013

CHART B: Company’s Share Performance versus CNX NIFTY

Note: Both the NSE Nifty and Sesa are indexed to 100 as on April 1, 2013

134 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

ix. Details of Capital evolution:

Date of allotment	No. of shares issued	Cumulative paid up capital Face value 10/-		Mode of allotment	Identity of allotees (promoters/ ex-promoters/ others)
22.01.1982	22,05,000	3,67,50,000	**		22,05,000	• Public (1st offer to the public)

**	60% of 36,75,000 i.e. 22,05,000 shares were offered to Indian Public by the Promoters by offer for sale and balance 14,70,000 shares held by Promoters representing 40% of the paid-up capital.

12.12.1986	14,70,000	5,14,50,000		Bonus	5,88,000	• Promoters
					8,82,000	• Public
01.02.1992	8,64,360	7,30,59,000		Preferential Allotment	8,64,360	• Promoters (to maintain stake at 41%)
01.02.1992	12,96,540			Debenture Conversion	12,96,540	• Public
29.05.1993	73,05,900	14,61,18,000		Bonus	29,22,360	• Promoters
					43,83,540	• Public
15.03.1994	32,80,200	17,89,20,000		Preferential Allotment	32,80,200	• Promoters (to increase stake to 51%)
04.12.1995	17,41,587	19,68,10,100		Rights	9,12,492	• Promoters
27.03.1997	44,898				8,76,518	• Public
19.08.1997	2,525
03.03.2005	1,96,81,010	39,36,20,200		Bonus	1,00,37,412	• Promoters
					96,43,598	• Public

In 2008, Sub-Division of shares from face value of 10/- to face value of 1/- and bonus share issued in August 2008 (Ratio of 1:1). 39,36,20,200 Bonus shares and on Sub-division to face value of 1/- the paid capital stood increased to 78,72,40,400 shares.

August 2008		78,72,40,400		Bonus/Sub-division
July 22, 2009	3,32,74,000 shares	82,05,14,400		Preferential Issue to Twin Star Holdings Limited	3,32,74,000	• Promoters

The Company has issued 5,000 Foreign Currency Convertible Bonds (FCCBs) aggregating to USD 500 Million. The FCCBs are convertible by Bondholders into Shares, at any time on and after December 9, 2009, up to the close of business on October 24, 2014

The following shares have been allotted on conversion of FCCBs:

Date of Allotment	No. of shares allotted	Share Capital in number of shares
14.1.2010	20,34,128	82,25,48,528
15.3.2010	84,13,274	83,09,61,802
5.4.2010	88,14,567	83,97,76,369
23.4.2010	1,83,76,377	85,81,52,746
17.5.2010	15,49,813	85,97,02,559
12.3.2011	93,98,864	86,91,01,423-

		Public issued pursuant to the scheme of amalgamation to erstwhile shareholders of Sesa Industries Limited (except Sesa Goa Limited where 1,76,50,284 equity shares held by Sesa Goa Limited in Sesa Industries Limited stand cancelled as per Scheme of Amalgamation).

Statutory Reports
Report on Corporate Governance	135

Date of Allotment	No. of shares allotted	Share Capital in number of shares
29.8.2013	209,55,73,064	296,46,74,487

		The Scheme of amalgamation and arrangement was amongst Sterlite Industries (India) Limited, Madras Aluminium Company Limited (MALCO), Sterlite Energy Limited (SEL), Vedanta Aluminium Limited (VAL) and Sesa Goa and their respective Shareholders and Creditors (‘Composite Scheme’) and the Scheme of Amalgamation of Ekaterina Limited (Ekaterina) with Sesa Goa and their respective Shareholders and Creditors (‘Ekaterina Scheme’).

x. Registrar and Transfer Agent

Karvy Computershare Private Limited,

Plot No. 17 to 24, Vittalrao Nagar, Madhapur, Hyderabad – 500081

Tel: +91 40 4465 5000

Fax: +91 40 2342 0818 Email: einward.ris@karvy.com

xi. Share Transfer System

The Registrar and Share Transfer Agents, Karvy Computershare Pvt. Ltd.,

Hyderabad, are authorised by the Board for processing of share transfers, which are approved by the Company’s Share Transfer Committee.

Share Transfer Committee Meetings are held weekly. Share transfer requests are processed and despatched to the shareholders generally within 15 days from the date of receipt. All valid requests for dematerialisation of shares are processed and confirmation given to the depositories within 15 days.

Pursuant to Clause 47(c) of the Listing Agreement with the Stock Exchanges, on half-yearly basis, certificates have been issued by a Company Secretary-in-Practice for due compliance of share transfer formalities by the Company. Also, pursuant to Regulation 55A of SEBI (Depositories and Participants) Regulations, 1996, certification is done by a Company Secretary-in-Practice regarding timely dematerialisation of the shares of the Company. Further, secretarial audit is done on a quarterly basis for reconciliation of the share capital of the Company.

xii. Distribution of shareholding

The distribution of the shareholding of the equity shares of the Company by size and by ownership class as on March 31, 2014 is given below:

Shareholding pattern by size

Shareholding of Nominal value of 1/-

	March 31, 2014
	Face value 1/-
Shareholding of Nominal value of 1/-	No. of shareholders	% of Total shareholders	Number of shares held	Shareholding (%)
1 - 5000	412,654	98.44	105,466,634	3.56
5001 - 10000	3,734	0.89	27,207,980	0.92
10001 - 20000	1,433	0.34	20,066,330	0.68
20001 - 30000	367	0.09	8,892,618	0.30
30001 - 40000	200	0.05	6,914,100	0.23
40001 - 50000	79	0.02	3,583,829	0.12
50001 - 100000	189	0.05	13,632,275	0.46
100001 & Above	529	0.13	2,778,910,721	93.73

TOTAL	419,185	100.00	2,964,674,487	100.00

136 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

xiii. Shareholding Pattern by ownership

Sr. No.	Category	March 31, 2014
		No. of shares held	Percentage of shareholding
		Face value 1/-
a.	Promoter’s holding
	Indian promoters	602,236	0.02
	Foreign promoters (excluding ADR)	1,628,741,709	54.94
	Public Shareholding
b.	Banks, Mutual funds, Financial Institutions, Insurance Companies (Central/ State Govt. Institutions/ Non-Govt. Institutions)	220,867,035	7.45
c.	FIIs /Foreign Corporate Bodies	532,802,384	17.97
d.	Private Corporate Bodies	93,155,981	3.14
e.	Indian Public	170,173,103	5.74
f.	NRIs	4,631,046	0.16
g.	Trust	45,446,864	1.53
h.	H U F	7,631,630	0.26
i.	Clearing Members	5,433,155	0.18
j.	Foreign Bodies-DR	6,073,297	0.20
k	Foreign Nationals	5,467	0.00
l.	Qualified Foreign Investor-Individual	100	0.00
m.	American Depository Receipts	249,110,480	8.41

	Grand Total	2,964,674,487	100.00

Paid up capital as on March 31, 2013 was 869,101,423 and March 31, 2014 was 2,964,674,487.

xiv. Top Ten Shareholders (including holding of less than 1% of the Capital) as on March 31, 2014

Name of Shareholder	No. of Shares held	Shareholding (%)
Twin Star Holdings Limited*	1,144,661,034	38.61
Finsider International Company Limited	401,496,480	13.54
Citibank N.A. New York, NYADR Department	249,110,480	8.40
Franklin Templeton Investment Funds	69,906,539	2.36
Life Insurance Corporation of India	47,272,186	1.59
Westglobe Limited	44,343,139	1.49
Bhadram Janhit Shalika	42,608,460	1.44
Welter Trading Limited	38,241,056	1.29
Macquarie Bank Limited	25,048,286	0.84
Stichting Pensioenfunds ABP	24,315,396	0.82

*	In addition, Twin Star Holdings Limited holds 24,823,177 American Depository Shares (ADS) representing 99,292,708 shares, where Citibank N.A. New York, is the depository for all ADS.

Statutory Reports
Report on Corporate Governance	137

xv. De-materialisation of shares

Trading in equity shares of the Company is permitted only in dematerialised form w. e. f. May 31, 1999 as per notification issued by the Securities and Exchange Board of India (SEBI). 97.78 % of the equity shares of the Company have been dematerialised as on March 31, 2014.

xvi. Outstanding GDRs/ ADRs/Warrants/Options

The Company had issued 5,000 Foreign Currency Convertible Bonds (FCCBs) aggregating to USD 500 million. The FCCBs are convertible by Bondholders into Shares, at any time on and after December 9, 2009, up to the close of business on October 24, 2014 or, if the Bonds shall have been called for redemption before the relevant Maturity Date, then up to the close of business on a date not later than seven business days prior to the date fixed for redemption thereof.

During FY 2009-10 and FY 2010-11, total 2,832 bonds were converted to 39,188,159 equity shares. No bonds have been converted during FY 2011-12 and 2012-13.

As on March 31, 2014 there are 2,168 Foreign Currency Convertible Bonds (FCCB) outstanding.

In June 2007 and July 2009, Erstwhile Sterlite Industries (India) Ltd. issued 150,000,000 and 131,906,011 American Depository Shares (ADS), which are listed and traded in the New York Stock Exchange

(NYSE). Pursuant to the Scheme of Amalgamation and Arrangement, American Depository Shares were listed with NYSE of which 62,277,620 were outstanding as on March 31, 2014. As of the year end there were 9 registered holders of the ADSs. Citibank N.A., New York acts as the Depository for the ADS / ADR issued by the Company.

Erstwhile Sterlite Industries (India) Limited (SIIL) has outstanding Foreign Currency Convertible Notes (FCCNs) to the tune of USD 500 million. FCCNs are convertible into SIIL ADSs at a conversion rate of 42.8688 ADSs per USD 1,000 principal amount of notes, which is equal to a conversion price of approximately USD 23.33 per SIIL ADS. Post merger FCCNs of SIIL are convertible into Sesa ADSs at a conversion rate of 25.7213 ADSs per USD 1,000 principle amount of notes. which is equal to a conversion price of approximately USD 38.88 per Sesa ADS.

xvii. Details of Public Funding Obtained in the last three years

On October 30, 2009 the Company had issued 5,000 Foreign Currency Convertible Bonds (FCCBs) aggregating to USD 500 million), which are listed and traded on Singapore Exchange Securities Trading Limited (the “SGX-ST”) of which 755 bonds were converted into 10,447,402 equity shares of 1/- each at a premium of 345.88 per share in FY 2009-10 and 2,077 bonds were converted into 28,740,757 equity shares of Re. 1/- each at a premium of  345.88 per share in FY 2010-11.

Consequent to the approval (by the Honourable Supreme Court vide Order dated February 7, 2011) the Scheme of Amalgamation of its Subsidiary Company, Sesa Industries Limited (SIL) with Sesa Goa Limited with appointed date of April 1, 2005, the Board of Directors, at its meeting held on March 12, 2011 allotted 9,398,864 equity shares of  1/- each bearing distinctive numbers 85,97,02,560 to 86,91,01,423 to the shareholders of erstwhile SIL, holding shares as on Record Date, i.e. February 28, 2011, in the ratio of 1:5 (with benefits of sub-division and bonus), i.e. for every one share of SIL of  10 each, four shares of Sesa of  1/- each. As a result of allotment, the paid up share capital of the Company had gone up from 859,702,559 to  869,101,423.

Consequent to the approval (by the Honourable Supreme Court vide Order dated August 27, 2013) to the arrangement as embodied in the Scheme of Amalgamation and Arrangement amongst Sterlite Industries (India) Limited, The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited and Sesa Goa Limited and their respective Shareholders and Creditors and approval to the Amalgamation as embodied in the Scheme of Amalgamation of Ekaterina Limited and Sesa Goa Limited and their respective Shareholders and Creditors, the Board of Directors at its Meeting held on August 29, 2013 allotted 194,45,43,741 equity shares of the Company of 1/- (Rupee One only) each, credited as fully paid-up to the shareholders of Sterlite Industries (India) Limited, 78,724,989 equity shares of the Company of 1/- (Rupee One only) each, credited as fully paid-up to the shareholders of The Madras Aluminium Company Limited, 7,23,04,334 equity shares of the Company of Re. 1/- (Rupee One only) each, credited as fully paid-up allotted to the shareholders of Ekaterina Limited. As a result of allotment, the paid up share capital of the Company had gone up from to 869,101,423 to  2,964,674,487.

138 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

Financial Year	Amount raised through Public Funding	Effect on paid up Equity Share Capital
2010-11	Further conversion into equity shares of 2,077 FCCB’s issued in 2009-10	Nil
On account of further conversions of 2,077 FCCBs issued in 2009-10, the number of paid up equity shares of the Company increased from 830,961,802 shares of 1/- each to 859,702,559 shares of 1/- each.
2010-11	Nil	On allotment of shares on March 12, 2011 to shareholders of erstwhile Sesa Industries Limited on Amalgamation, the number of paid up equity shares of the Company increased from 859,702,559 shares of 1/- each to 869,101,423 shares of 1/- each.
2013-14	Nil	On allotment of shares on August 29, 2013 194,45,43,741 equity shares of the Company of 1/- (Rupee One only) each, credited as fully paid-up to the shareholders of Sterlite Industries (India) Limited, 78,724,989 equity shares of the Company of 1/- (Rupee One only) each, credited as fully paid-up to the shareholders of The Madras Aluminium Company Limited, 7,23,04,334 equity shares of the Company of 1/- (Rupee One only) each, credited as fully paid-up allotted to the shareholders of Ekaterina Limited. As a result of allotment, the paid up share capital of the Company had gone up from to 869,101,423 to 2,964,674,487.

xviii. Company’s Registered Office Address

Sesa Sterlite Limited,

Sesa Ghor,

20 EDC Complex,

Patto, Panaji, Goa 403001, India

Plant Locations

Division	Location
Copper Anodes (Smelter), Refinery, Continuous Cast Copper Rods and Captive Power Plant	SIPCOT Industrial Complex, Madurai By-pass Road, T.V. Puram PO, Tuticorin – 628 002 Tamil Nadu
Copper Cathodes (Refinery) and Continuous Cast Copper Rods	1/1/2 Chinchpada,Silvassa – 396 230 Union Territory of Dadra and Nagar Haveli
Continuous Cast Copper Rods	209-B, Piparia Industrial Estate, Piparia, Silvassa – 396 230, Union Territory of Dadra and Nagar Haveli

Iron Ore - Mining	• Codli, Sanguem Goa

• Madakeritura and other villages in Holakere and Chitradurga dist., Karnataka
Pig Iron	Navelim / Amona Village, Bicholim Taluka, Goa
Metallurgical Coke (Met Coke)	Navelim / Amona Village, Bicholim Taluka, Goa
Aluminium Smelters (erstwhile Vedanta Aluminium Limited)	PMO Office, Bhurkahamunda PO-Sripura, Dist- Jharsuguda Odisha, Pin-768202
Alumina Refinery (erstwhile Vedanta Aluminium Limited)	Alumina Refinary Project, At / PO – Lanjigarh, Via – Viswanathpur, Kalahandi, Lanjigarh, Odisha, Pin -766027
Aluminium (erstwhile Madras Aluminium Company Limited)	Mettur Dam R.S. - 636 402, Salem District, Tamil Nadu
Power (erstwhile Sterlite Energy Limited)	PMO Office, Bhurkahamunda PO-Sripura, Dist- Jharsuguda Odisha, Pin-768202

Staturory Reports
Report on Corporate Governance	139

Address for correspondence on share issues

Karvy Computershare Private Limited

Plot No. 17 to 24, Vittalrao Nagar,

Madhapur, Hyderabad – 500081

Tel: +91 40 2342 0818

Fax: +91 40 2342 0833

Email: reddy.ks@karvy.com/anandan.k@karvy.com

Or

The Secretarial Department

Sesa Sterlite Limited,

Sesa Ghor, 20 EDC Complex, Patto,

Panaji, Goa 403001, India

Tel: +91 832 2460601

Fax: +91 832 2460721

Email: comp.sect@vedanta.co.in

Website: www.sesasterlite.com

Certification on Code of Conduct and Ethics by CEO of the Company

As the Chief Executive Officer of Sesa Sterlite Limited and as required by Clause 49(I)(D)(ii) of the Listing Agreement with the Stock Exchanges, I hereby declare that all the Board members and senior management personnel of the Company have affirmed compliance with the Company’s Code of Conduct for the Financial Year 2013-14.

Mumbai	Thomas Albanese

Date: April 29, 2014	Chief Executive Officer

140 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

CEO / CFO CERTIFICATION

We, Thomas Albanese, Chief Executive Officer and D.D. Jalan, Chief Financial Officer, responsible for the finance function, certify that:

(a)	We have reviewed the financial statements, read with the cash flow statement of Sesa Sterlite Limited for the year ended March 31, 2014 and that to the best of our knowledge and belief, we state that;

(i)	these statements do not contain any materially untrue statement or omit any material fact or contain statements that may be misleading;

(ii)	these statements present a true and fair view of the Company’s affairs and are in compliance with current accounting standards, applicable laws and regulations.

(b)	To the best of our knowledge and belief, there are no transactions entered into by the Company during the year which are fraudulent, illegal or in violation of the Company’s code of conduct.

(c)	We accept responsibility for establishing and maintaining internal controls for financial reporting. We have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and have not noticed any deficiency that need to be rectified or disclosed to the Auditors and the Audit Committee.

(d)	During the year under reference-

(i)	there were no significant changes in the internal control over financial reporting;

(ii)	No significant changes in accounting policies were made that require disclosure in the notes to the financial statements; and

(iii)	No instance of significant fraud and the involvement therein, if any, of the management or an employee having a significant role in the Company’s internal control system over financial reporting, has come to our notice.

Mumbai	(D.D. Jalan)	(Thomas Albanese)

Date: April 29, 2014	Chief Financial Officer	Chief Executive Officer

Staturory Reports
Report on Corporate Governance	141

AUDITORS’ CERTIFICATE ON COMPLIANCE OF CONDITIONS OF CORPORATE GOVERNANCE

To

The Members of Sesa Sterlite Limited

We have examined the compliance of conditions of Corporate Governance by Sesa Sterlite Limited (the “Company”), for the year ended March 31, 2014, as stipulated in Clause 49 of the Listing Agreements of the said Company with the stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination has been limited to a review of the procedures and implementations thereof, adopted by the Company for ensuring the compliance with the conditions of Corporate Governance as stipulated in the said Clause. It is neither an audit nor expression of opinion on the financial statement of the Company.

In our opinion and to the best of our information and according to the explanations given to us and representations made by the Directors and the Management, we certify that the Company has complied, in all material respect, with the conditions of Corporate Governance as stipulated in Clause 49 of the above mention Listing Agreements.

We state that such compliance is neither an assurance as to future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

Jitendra Agarwal

Partner

(Membership No.87104)

Place: Mumbai

Date: April 29, 2014

STANDALONE

FINANCIAL

STATEMENTS

Financial Statements
Standalone	143

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF

SESA STERLITE LIMITED

(formerly known as Sesa Goa Limited)

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying financial statements of SESA STERLITE LIMITED (formerly known as Sesa Goa Limited) (“the Company”), which comprise the Balance Sheet as at March 31, 2014, the Statement of Profit and Loss and the Cash Flow Statement for the year then ended, and a summary of the significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards notified under the Companies Act, 1956 (“the Act”) (which continue to be applicable in respect of Section 133 of the Companies Act, 2013 in terms of General Circular 15/2013 dated September 13, 2013 of the Ministry of Corporate Affairs) and in accordance with the accounting principles generally accepted in India. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)	in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2014;

(b)	in the case of the Statement of Profit and Loss, of the profit of the Company for the year ended on that date; and

(c)	in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

EMPHASIS OF MATTER

We draw attention to Note 31 to the financial statements which, describes the Scheme of Amalgamation and Arrangement and its effects given in the financial statements.

Our opinion is not qualified in respect of this matter.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

1.	As required by the Companies (Auditor’s Report) Order, 2003 (“the Order”) issued by the Central Government in terms of Section 227(4A) of the Act, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the Order.

2.	As required by Section 227(3) of the Act, we report that:

(a)	We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

(b)	In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

(c)	The Balance Sheet, the Statement of Profit and Loss, and the Cash Flow Statement dealt with by this Report are in agreement with the books of account.

(d)	In our opinion, the Balance Sheet, the Statement of Profit and Loss, and the Cash Flow Statement comply with the Accounting Standards notified under the Act (which continue to be applicable in respect of Section 133 of the Companies Act, 2013 in terms of General Circular 15/2013 dated September 13, 2013 of the Ministry of Corporate Affairs).

(e)	On the basis of the written representations received from the directors as on March 31, 2014 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2014 from being appointed as a director in terms of Section 274(1)(g) of the Act.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Jitendra Agarwal

Partner

Membership No.87104

MUMBAI, April 29, 2014

144 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

ANNEXURE TO THE INDEPENDENT AUDITORS’ REPORT

(Referred to in paragraph 1 under ‘Report on Other Legal and Regulatory Requirements’ section of our report of even date)

Having regard to the nature of the Company’s business / activities / results during the year, clauses, (xii), (xiii), (xviii), and (xx) of paragraph 4 of the Order are not applicable to the Company.

(I)	In respect of its fixed assets:

(a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b)	The fixed assets were physically verified during the year by the Management in accordance with a regular programme of verification which, in our opinion, provides for physical verification of all the fixed assets at reasonable intervals. According to the information and explanation given to us, no material discrepancies were noticed on such verification.

(c)	The fixed assets disposed off during the year, in our opinion, do not constitute a substantial part of the fixed assets of the Company and such disposal has, in our opinion, not affected the going concern status of the Company.

(II)	In respect of its inventories:

(a)	As explained to us, the inventories were physically verified during the year by the Management at reasonable intervals.

(b)	In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the Management were reasonable and adequate in relation to the size of the Company and the nature of its business.

(c)	In our opinion and according to the information and explanations given to us, the Company has maintained proper records of its inventories and no material discrepancies were noticed on physical verification.

(III)	The Company has neither granted nor taken any loans, secured or unsecured, to/from companies, firms or other parties covered in the Register maintained under Section 301 of the Companies Act, 1956.

(IV)	In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items purchased are of special nature and suitable alternative sources are not readily available for obtaining comparable quotations, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchases of inventory and fixed assets and the sale of goods and services. During the course of our audit, we have not observed any major weakness in such internal control system.

(V)	To the best of our knowledge and belief and according to the information and explanations given to us, there are no contracts or arrangements that needed to be entered in the Register maintained in pursuance of Section 301 of the Companies Act, 1956.

(VI)	According to the information and explanations given to us, the Company has not accepted any deposit from the public during the year. In respect of unclaimed deposits, the Company has complied with the provisions of Sections 58A, 58AA or any other relevant provisions of the Companies Act, 1956.

(VII)	In our opinion, the internal audit functions carried out during the year by external agencies appointed by the Management have been commensurate with the size of the Company and the nature of its business.

(VIII)	We have broadly reviewed the cost records maintained by the Company pursuant to the Companies (Cost Accounting Records) Rules, 2011 and the Cost Accounting Records (Electricity Industry) Rules, 2011 prescribed by the Central Government under Section 209(1)(d) of the Companies Act, 1956 and are of the opinion that, prima facie, the prescribed cost records have been maintained. We have, however, not made a detailed examination of the cost records with a view to determine whether they are accurate or complete.

(IX)	According to the information and explanations given to us, in respect of statutory dues:

(a)	The Company has generally been regular in depositing undisputed statutory dues, including Provident Fund, Investor Education and Protection Fund, Employees’ State Insurance, Income-tax, Sales Tax, Wealth Tax, Service Tax, Customs Duty, Excise Duty, Cess and other material statutory dues applicable to it with the appropriate authorities.

(b)	There were no undisputed amounts payable in respect of Provident Fund, Employees’ State Insurance, Income-tax, Sales Tax, Wealth Tax, Service Tax, Customs Duty, Excise Duty, Cess and other material statutory dues in arrears as at March 31, 2014 for a period of more than six months from the date they became payable other than 0.38 Crore in respect of Investor Education and Protection Fund, which is held in abeyance due to pending legal case.

Financial Statements
Standalone	145

ANNEXURE TO THE INDEPENDENT AUDITORS’ REPORT

(c)	Details of dues of Income-tax, Sales Tax, Wealth Tax, Service Tax, Customs Duty, Excise Duty and Cess which have not been deposited as on March 31, 2014 on account of disputes are given below:

				( in Crore)
Name of the Statute	Nature of the dues	Forum where dispute is pending	Period to which amount relates	Amount Involved

Income Tax Act, 1961	Income Tax	Income Tax Appellate Tribunal	Assessment years 2002-03 to 2006-07 and 2009-10	144.75

		Commissioner of Income Tax (Appeals)	Assessment years 1990-91 to 2000- 01 and 2006-07 to 2011-12	1,043.88

Finance Act, 1994	Service Tax	Custom Excise & Service Tax Appellate Tribunal	2002-03 to 2010-11	77.97

		Superintendent of Central Excise	2009-10 to 2011-12	2.40

		Commissioner of Central Excise (Appeals)	2010-11	0.37

		Assistant Commissioner of Central Excise	2006-07 to 2008-09	0.02

		Commissioner of Central Excise	2007-08 to 2009-10	25.49

		High Court	2007-08 to 2010-11	0.31

Central Excise Act, 1944	Excise Duty	High Court	2005-06 & 2010-11	10.78

		Custom Excise & Service Tax Appellate Tribunal	1997-98 to 2011-12	77.88

		Commissioner of Central Excise	1996-97 to 2008- 09 and 2011-12 to 2012-13	33.93

		Commissioner of Central Excise (Appeals)	2000-01 to 2001-02	9.50

Customs Act, 1962	Custom Duty	Supreme Court	1996-97	0.18

		High Court	2005-06 to 2006-07	12.35

146 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

ANNEXURE TO THE INDEPENDENT AUDITORS’ REPORT

				( in Crore)
Name of the Statute	Nature of the dues	Forum where dispute is pending	Period to which amount relates	Amount Involved

		Custom Excise & Service Tax Appellate Tribunal	2004-05 to 2008-09	32.13

		Commissioner of Central Excise	2004-05, 2006-07 and 2009-10 to 2010-11	19.43

Central Sales Tax Act, 1956	Sales Tax	High Court	1998-99 to 2000-01	2.09

		Additional Commissioner of Sales Tax	2004-2006	1.93

Tamil Nadu Value Added Tax Act, 2006	VAT	High Court	2006-07 to 2008-09	6.70

Tamil Nadu Tax and Consumption or Sale of Electricity Act, 2003	Generation Tax	High Court	2003-04 to 2008-09	10.22

Goa Sale Tax Act, 1964	Sale Tax	Additional Commissioner of Sales Tax	1997-98 to 2000-01	0.63

The Orissa Value Added Tax Act, 2004	Value Added Tax	High Court	2012-13 and 2013-14	76.33

Building and Other Construction Workers’ (RECS) Act, 1996 and Building and Other Construction Workers’ Welfare Cess Act, 1996	Building cess	Supreme Court	2008-09 to 2010-11	10.29

Financial Statements
Standalone	147

ANNEXURE TO THE INDEPENDENT AUDITORS’ REPORT

(X)	The Company does not have accumulated losses at the end of the financial year and the Company has not incurred cash losses during the financial year covered by our audit and in the immediately preceding financial year.

(XI)	In our opinion and according to the information and explanations given to us, the Company has not defaulted in the repayment of dues to financial institutions, banks and debenture holders.

(XII)	In our opinion and according to the information and explanations given to us, the Company is not a dealer or trader in shares, securities, debentures & other investments. Based on our examination of the records and evaluation of the related internal controls, the Company has maintained proper records of transactions and contracts in respect of shares, securities, debentures and other investments and timely entries have been made therein. The aforesaid securities have been held by the Company in its own name.

(XIII)	In our opinion and according to the information and explanations given to us, the terms and conditions of the guarantees given by the Company for loans taken by others from banks and financial institutions are not, prima facie, prejudicial to the interests of the Company.

(XIV)	In our opinion and according to the information and explanations given to us, the term loans have been applied by the Company during the year for the purposes for which they were obtained, other than temporary deployment pending application.

(XV)	In our opinion and according to the information and explanations given to us, and on an overall examination of the Balance Sheet of the Company, we report that funds raised on short-term basis aggregating to 12,556.72 Crore have been used for long-term investments.

(XVI)	According to the information and explanations given to us, during the period covered by our audit report, the Company had not issued any new debentures other than that arising out of the Scheme of Amalgamation as referred in Note 31 of Notes to the financial statements as at and for the year ended March 31,2014.

(XVII)	To the best of our knowledge and according to the information and explanations given to us, no fraud by the Company and no material fraud on the Company has been noticed or reported during the year.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Jitendra Agarwal

Partner

Membership No.87104

MUMBAI, April 29, 2014

148 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

BALANCE SHEET

as at March 31, 2014

			( in Crore)
Particulars	Notes	As at March 31, 2014	As at March 31, 2013
EQUITY AND LIABILITIES
Shareholders’ funds
(a) Share capital	3	296.50	86.91
(b) Reserves and surplus	4	33,382.32	12,936.88

		33,678.82	13,023.79
Non-current liabilities
(a) Long-term borrowings	5	20,534.22	1,179.16
(b) Deferred tax liabilities (net)	6	—	10.40
(c) Other long-term liabilities	7	393.33	2.32
(d) Long-term provisions	8	2.26	1.81

		20,929.81	1,193.69
Current liabilities
(a) Short-term borrowings	9	13,234.09	3,651.91
(b) Trade payables		2,413.30	244.30
(c) Other current liabilities	10	12,417.39	280.74
(d) Short-term provisions	11	816.27	40.88

		28,881.05	4,217.83

Total		83,489.68	18,435.31

ASSETS
Non-current assets
(a) Fixed assets	12
(i) Tangible assets		22,488.90	1,468.57
(ii) Intangible assets		95.13	86.02
(iii) Capital work-in-progress		17,327.33	363.30

		39,911.36	1,917.89
(b) Non-current investments	13	22,419.11	14,565.86
(c) Long-term loans and advances	14	9,905.52	454.89
(d) Other non-current assets	15	104.40	—

		72,340.39	16,938.64
Current assets
(a) Current investments	16	348.08	127.70
(b) Inventories	17	5,678.70	756.02
(c) Trade receivables	18	1,303.65	140.44
(d) Cash and bank balances	19	2,110.36	24.88
(e) Short-term loans and advances	20	1,283.44	292.44
(f) Other current assets	21	425.06	155.19

		11,149.29	1,496.67

Total		83,489.68	18,435.31

The accompanying notes are forming part of the financial statements.

In terms of our report attached	For and on behalf of Board of Directors

For Deloitte Haskins & Sells LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Chief Executive Officer

Jitendra Agarwal	D. D. Jalan	C. D. Chitnis
Partner	Whole Time Director	Company Secretary
& Chief Financial Officer

Place : Mumbai

Dated : April 29, 2014

Financial Statements
Standalone	149

STATEMENT OF PROFIT AND LOSS

for the year ended March 31, 2014

			( in Crore)
Particulars	Notes	Year ended March 31, 2014	Year ended March 31, 2013
GROSS REVENUE FROM OPERATIONS		30,086.07	2,448.30
Less: Excise duty		(1,549.54)	(100.67)

Net revenue from operations	22	28,536.53	2,347.63
Other income	23	1,817.06	341.99

Total Revenue		30,353.59	2,689.62

EXPENSES:
Cost of materials consumed	24	17,945.59	224.59
Purchases of stock-in-trade	25	819.25	105.78
Changes in inventories of finished goods, work-in-progress and stock-in-trade	26	(556.86)	(205.77)
Power & fuel		4,673.67	557.48
Employee benefits expense	27	559.08	184.62
Finance costs	28	3,564.96	469.23
Depreciation and amortisation expense		1,504.79	147.91
Other expenses	29	2,783.88	1,139.08

Total expenses		31,294.36	2,622.92

(Loss)/Profit before exceptional items and tax		(940.77)	66.70
Exceptional items	30	130.88	9.71

(Loss)/Profit before tax		(1,071.65)	56.99
Tax (benefit)/expense:
- Current tax for the year		—	—
- Less: MAT credit entitlement (Refer note no 31)		(189.12)	10.92
- Tax adjustments related to previous years (Refer note no 31)		(1,565.97)	—

Net current tax (benefit)/expense		(1,755.09)	10.92

- Deferred tax for the year		(392.65)	(74.70)

Net tax (benefit)/expense		(2,147.74)	(63.78)

Profit for the year		1,076.09	120.77

Earnings per equity share of 1 each (in ):	34
- Basic		3.67	1.39
- Diluted		3.67	1.39

The accompanying notes are forming part of the financial statements.

In terms of our report attached	For and on behalf of Board of Directors

For Deloitte Haskins & Sells LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Chief Executive Officer

Jitendra Agarwal	D. D. Jalan	C. D. Chitnis
Partner	Whole Time Director	Company Secretary
& Chief Financial Officer

Place : Mumbai

Dated : April 29, 2014

150 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

CASH FLOW STATEMENT

for the year ended March 31, 2014

		( in Crore)
	Year Ended March 31, 2014	Year Ended March 31, 2013
A. CASH FLOW FROM OPERATING ACTIVITIES
(Loss) / Profit before tax	(1,071.65)	56.99
Adjusted for :
- Exceptional items (Impairment of assets)	66.84	—
- Depreciation and amortisation expense	1,504.79	147.91
- Dividend income	(1,289.45)	(316.69)
- Interest income	(349.92)	(3.58)
- Finance costs (excluding net loss on foreign currency transactions and translation)	3,198.54	279.04
- Foreign exchange loss (net)	831.77	70.09
- Net gain on sale of current investments	(155.39)	(12.00)
- Loss /(Profit) on sale of fixed assets	6.62	(0.63)
- Provision for doubtful trade receivables/advances	247.01	0.07
- Unclaimed liabilities written back	(42.01)	—
	4,018.80	164.21

Operating profit before working capital changes	2,947.15	221.20
Adjusted for:
- Trade receivables and other assets	(161.51)	312.24
- Inventories	794.74	1.27
- Trade payables and other liabilities	(649.99)	(342.26)
	(16.76)	(28.75)

Cash generated from operations	2,930.39	192.45
Income taxes paid (net)	(98.02)	(320.75)

Net cash generated from operating activities	2,832.37	(128.30)

B. CASH FLOW FROM INVESTING ACTIVITIES
Payment towards share application money in a subsidiary company	(56.21)	—
Payment towards Preference Shares in a subsidiary company	(118.49)	(373.95)
Payment for fixed assets including capital advances	(1,258.98)	(340.67)
Sale of fixed assets	16.65	2.30
Purchase of current investments	(44,167.90)	(7,875.67)
Sale of current investments	44,650.02	7,955.72
Loans to related parties	(3,177.14)	—
Loans repaid by related parties	267.45	—
Interest received	378.21	3.58
Dividend on investments	1,289.45	316.69
Bank balances not considered as cash and cash equivalents
- Placed	(2,538.33)	(0.59)
- Matured	2,173.59	—

Net cash used in investing activities	(2,541.68)	(312.59)

Financial Statements
Standalone	151

CASH FLOW STATEMENT

for the year ended March 31, 2014

		( in Crore)
	Year Ended March 31, 2014	Year Ended March 31, 2013
C. CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from Long-term borrowings	7,620.06	—
Repayment of Long-term borrowings	(4,482.89)	—
Net changes in other Short-term borrowings	—	(369.35)
Proceeds from Short-term borrowings	46,403.68	4,719.49
Repayment of Short-term borrowings	(46,087.54)	(3,517.82)
Repayment of Long-term borrowings to related party	(324.02)	—
Interest and finance charges paid	(2,776.57)	(256.64)
Dividend and tax thereon paid	(858.33)	(181.74)

Net Cash from financing activities	(505.61)	393.94

Net decrease in cash and cash equivalents	(214.92)	(46.95)
Cash and cash equivalents at the beginning of the year	15.55	62.50
Add: Pursuant to Scheme of Amalgamation (Refer note no 31)	489.09	—

Cash and cash equivalents at the end of the year	289.72	15.55

Add: Bank balances not considered as cash and cash equivalents	1,820.64	9.33

Closing balance of Cash and bank balances as per Note 19	2,110.36	24.88

Notes:

1)	The figures in bracket indicates outflow.

2)	(a)	An amount of 489.09 Crore relates to Cash and cash equivalents balances with the entities on the date of them becoming part of the Company, consequent to Scheme of Amalgamation.

	(b)	The Scheme of Amalgamation does not involve any cash outflow, since the consideration to the shareholders of the transferor companies were through issue of equity shares (Refer note no - 31).

3)	During the year, short term loans of 2,099.95 Crore to Talwandi Sabo Power Limited have been converted into investment in the equity shares and the same has been considered as non cash item.

The accompanying notes are forming part of the financial statements

In terms of our report attached	For and on behalf of Board of Directors

For Deloitte Haskins & Sells LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Chief Executive Officer

Jitendra Agarwal	D. D. Jalan	C. D. Chitnis
Partner	Whole Time Director	Company Secretary
& Chief Financial Officer

Place : Mumbai

Dated : April 29, 2014

152 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

1	COMPANY OVERVIEW

Sesa Sterlite Limited (formerly known as Sesa Goa Limited “SGL”) (“SSL” or “the Company”) is engaged in the business of iron ore mining, non-ferrous metals (copper and aluminium production) and commercial power generation. SSL’s equity shares are listed on National Stock Exchange and Bombay Stock Exchange in India and its American depository shares (“ADS”) are listed on New York Stock Exchange in United States of America. Each ADS represents four equity shares. SSL is majority-owned and controlled subsidiary of Vedanta Resources Plc, the London listed diversified natural resource company.

The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Madras Aluminium Company Limited (‘Malco’) and the Company was sanctioned by the High Court of Judicature of Bombay at Goa vide its order dated April 3, 2013 and the Honourable High Court of Madras vide its order dated July 25, 2013. The Scheme of Amalgamation between Ekaterina Limited and Sesa Goa Limited was sanctioned by the Honourable Supreme Court of Mauritius by an order dated August 24, 2012 and the High Court of Judicature of Bombay at Goa vide its order dated April 3, 2013.

The Scheme became effective for Sterlite, Ekaterina and Malco on August 17, 2013; and for SEL and VAL the scheme became effective on August 19, 2013. The Scheme has been given effect to in the financial statements for the year ended March 31, 2014 (Refer note no 31).

The Company’s iron ore business (Iron ore) consist of iron ore exploration, mining, beneficiation and exports. SSL has iron ore mining operations in the States of Goa and Karnataka. SSL is also in the business of manufacturing pig iron and metallurgical coke.

The Company’s copper business (Copper India) is principally of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant and power plants at Tuticorin, Tamilnadu and a refinery and two copper rod plants at Silvassa in the Union Territory of Dadra and Nagar Haveli.

The Company’s power business (Jharsuguda 2,400 MW power plant) comprise of 2,400 MW (four units of 600 MW each) thermal coal based power facility in the State of Odisha.

The Company’s aluminium business (Jharsuguda aluminium) is principally of production of 1.0 mtpa alumina at Lanjigarh, Odisha, production of 0.5 mtpa aluminium at Jharsuguda, Odisha and captive power plants situated at Jharsuguda & Lanjigarh. The Company is also setting up a 1.25 mtpa aluminium smelter at Jharsuguda, 4.0 mtpa of alumina refinery at Lanjigarh and 210 MW at Lanjigarh.

Pursuant to approval received from Register of Companies, the name of the Company has been changed from Sesa Goa Limited to Sesa Sterlite Limited w.e.f. September 18, 2013.

2	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES :

(a)	Basis of accounting and preparation

The financial statements of the Company have been prepared on an accrual basis under historical cost convention and in accordance with Generally Accepted Accounting Principles in India (‘Indian GAAP’) to comply with the Accounting Standards notified under Section 211(3C) of the Companies Act, 1956 (“the 1956 Act”) (which continue to be applicable in respect of Section 133 of the Companies Act, 2013 (“the 2013 Act”) in terms of General Circular 15/2013 dated September 13, 2013 of the Ministry of Corporate Affairs) and the relevant provisions of the 1956 Act/ 2013 Companies Act. Accounting policies not stated explicitly otherwise are consistent with generally accepted accounting principles in India.

(b)	Use of estimates

The preparation of financial statements in conformity with Indian GAAP requires the management to make estimates and assumptions that affect the reported amount of assets and liabilities (including contingent liabilities) on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Future results could differ due to these estimates and the differences between the actual results and the estimates are recognised in the periods in which the results are known / materialise.

(c)	Inventories

Inventories including work-in-progress are stated at the lower of cost and net realisable value, less any provision for obsolescence. Cost is determined on the following bases:

(i)	purchased copper concentrate is recorded at cost on a First In First Out (“FIFO”) basis; all other raw materials including stores and spares are valued on a weighted average basis;

(ii)	finished products and work-in-progress are valued at raw material cost plus costs of conversion, comprising labour costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a weighted average basis except in case of copper finished products and work-in-progress which is determined on FIFO basis;

(iii)	immaterial by-products and scrap are valued at net realisable value.

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.

(d)	Depreciation and amortization

Depreciation on tangible fixed assets has been provided on straight line method (SLM) as per the rates prescribed in Schedule XIV of the Companies Act, 1956 except that:

(i)	Mining leases are amortised in proportion to actual quantity of ore extracted there from.

Financial Statements
Standalone	153

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

(ii)	Amounts paid for renewal of forest clearances of owned mining leases are amortised over the operating period of lease.

(iii)	Individual items of assets costing upto 5,000 are fully depreciated in the year of acquisition.

(iv)	Additions on account of insurance spares, additions/extensions forming an integral part of existing plants and the revised carrying amount of the assets identified as impaired, are depreciated over residual life of the respective fixed assets.

(v)	Lease hold lands and buildings are amortised over the duration of lease.

(vi)	Railway wagons procured under Wagon Investment Scheme (WIS) are depreciated at the rate of 10% per annum on SLM basis.

Intangible assets are amortized over their estimated useful life. Software is amortized on SLM basis over the useful life of the asset or 5 years whichever is shorter The estimated useful life of the intangible assets and the amortisation period are reviewed at the end of each financial year and the amortisation method is revised to reflect the changed pattern.

(e)	Revenue recognition

(i)	Sale of goods:

Revenue is recognised when significant risks and rewards of ownership of the goods sold are transferred to the customer and the commodity has been delivered to the shipping agent/ customer and it can be reliably measured and it is reasonable to expect ultimate collection. Revenue from operations includes sale of goods, services, scrap, excise duty, export incentives and are net of sales tax/value added tax and rebates and discounts.

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers / at rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

(ii)	Export incentives:

Export benefits are accounted for in the year of exports based on eligibility and when there is no uncertainty in receiving the same.

(iii)	Income from services:

Revenue in respect of contracts for services is recognised on when the services are rendered and related costs are incurred.

(iv)	Other income:

Interest income is recognised on a time proportion basis by reference to the principal outstanding and at the interest rate applicable

- Dividend income is recognised when the right to receive dividend is established.

(f)	Import of copper concentrate and sale of copper and slime

In accordance with the prevailing international market practice, purchase of copper concentrate and sale of copper and slimes are accounted for on provisional invoice basis pending final invoice in terms of purchase contract / sales contract respectively. The cases where quotational period price are not finalised as at the year end are restated at forward LME / LBMA rates as at the year end and adjustments are made based on the metal contents as per laboratory assessments done by the Company pending final invoice.

(g)	Tangible fixed assets

Fixed assets, except for the leasehold mine at Karnataka, are carried at historical cost (net of MODVAT / CENVAT / VAT) less accumulated depreciation / amortization and impairment losses, if any. Costs include non refundable taxes and duties, borrowing costs and other expenses incidental to the acquisition and installation upto the date the assets is ready for intended use.

Projects under which assets are not ready for their intended use and other capital work in progress are carried at cost, comprising direct cost, related incidental expenses and attributable interest till the commissioning of the project.

The Company has adopted para 46/46A of AS 11- The Effects of Changes in Foreign Exchange Rates and accordingly the cost of acquisition is adjusted for exchange differences relating to long-term foreign currency monetary liabilities attributable to the acquisition of fixed assets and the adjusted cost of respective fixed assets are depreciated over the remaining useful life of such assets.

The iron ore reserves of the leased mine located in Karnataka were valued and shown as fixed assets by erstwhile A. Narrain Mines Ltd. (ANML). The Company continues to show the value of the said mining lease as fixed assets after merger of the said ANML with the Company in earlier year. The Company’s other mining leases having ore reserves, however, are not valued. Amounts paid to government authorities towards renewal of forest clearances in respect of owned mining leases are capitalized as a part of mining leases.

Fixed assets retired from active use and held for sale are stated at the lower of their net book value and net realisable value and are disclosed separately.

Machinery spares:

Machinery spares which can be used only in connection with an item of fixed asset and whose use is expected to be irregular are capitalised and depreciated over the useful life of the principal item of the relevant assets.

154 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

Expenditure during construction period:

All costs attributable to the construction of project or incurred in relation to the project under construction, net of income, during the construction / pre-production period, are aggregated under expenditure during construction period to be allocated to individual identified assets on completion.

(h)	Intangible assets

Intangible assets are carried at cost less accumulated amortisation and impairment losses. The cost of intangible assets comprises its purchase price and any directly attributable expenditure on making the asset ready for its intended use and net of any trade discounts and rebates.

(i)	Borrowing costs

Borrowing costs include interest, amortisation of ancillary costs incurred and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the interest cost. Borrowing cost attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the date when such assets are ready for their intended use. Other borrowing costs are charged as expense in the year in which they are incurred. Capitalisation of borrowing costs is suspended and changed to the Statement of Profit and Loss during the extended periods when active development on the qualifying assets is interrupted.

(j)	Foreign currency transactions

Transactions denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction or at rates that closely approximate the rate at the date of transaction.

Foreign currency monetary items outstanding at the balance sheet date are restated at year end rates. In case of monetary items which are hedged by derivative instruments, the valuation is done in accordance with accounting policy on derivative instruments.

Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Statement of Profit and Loss except that in respect of long term foreign currency monetary items relatable to acquisition of depreciable fixed assets, such difference is adjusted to the carrying cost of the depreciable fixed assets. In respect of other long term foreign currency monetary items, the same is transferred to “Foreign Currency Monetary Translation Difference Account” and amortised over the balance period of such long term foreign currency monetary items but not beyond March 31, 2020.

Non monetary foreign currency items are carried at cost.

(k)	Employee Benefits

(i)	Short term employee benefits

Short term employee benefits are recognised as an expense at the undiscounted amount in the Statement of Profit and Loss for the year in which the related service is rendered. Provision for compensated absences to employees is recognised based on undiscounted amount for the portion of accumulated leave which an employee can encash / avail.

(ii)	Long term employee benefits

Post employment and other long term employee benefits are recognised as an expense in the Statement of Profit and Loss for the year in which the employee has rendered services. The expense is recognised at the present value of the amounts payable determined using actuarial valuation carried out as at the year end. Actuarial gains and losses in respect of post employment and other long term benefits are charged to the Statement of Profit and Loss.

(l)	Investments

(i)	Long term investments are carried individually at cost less provision for diminution, other than temporary, in the value of investments.

(ii)	Current investments are carried individually, at lower of cost and fair value.

Cost of investments include acquisition charges such as brokerage, fees and duties.

(m)	Issue expenses

Expenses of debenture / bond / floating rate note issues are charged to Statement of Profit and Loss over the tenure of the instrument. Expenses related to equity and equity related instruments are adjusted against the securities premium account.

(n)	Derivative instruments

The Company enters into forwards, options, swaps contract and other derivative financial instruments, in order to hedge its exposure to foreign exchange, interest rate and commodity price risks. The Company neither holds nor issues any derivative financial instruments for speculative purposes.

The premium and discount arising at inception of forward contracts is amortised as expense or income over the life of the contract.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Statement of Profit and Loss. The hedged item is recorded at fair value. Gain or loss if any, is recorded in the Statement of Profit and Loss and is offset by the gain or loss from the change in the fair value of the derivative.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and are determined to be an effective hedge are recorded in hedging reserve account. Any cumulative gain or loss on the hedging instrument recognised in hedging reserve is retained in hedging reserve until the forecast transaction occurs. Amounts deferred to hedging reserve are recycled in the Statement of Profit and Loss in the periods when the hedged item is recognised in the Statement of Profit and Loss or when the portion of the gain or loss is determined to be an ineffective hedge.

Financial Statements
Standalone	155

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial assets or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which cash flow hedge accounting is applied, the associated gains and losses that were recognized in hedging reserve are included in the initial cost or other carrying amount of the asset and liability.

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the balance sheet date and gains or losses are recognised in the Statement of Profit and Loss immediately. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in hedging reserve is transferred to Statement of Profit and Loss for the year.

(o)	Taxation

Current tax is the amount of tax payable on the taxable income for the year as determined in accordance with the provisions of the Income Tax Act, 1961.

Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives future economic benefits in the form of adjustment to future income tax liability, is considered as an asset, if there is convincing evidence that the Company will pay normal income tax. Accordingly, MAT is recognised as an asset in the Balance Sheet when it is probable that future economic benefit associated with it will flow to the Company.

Deferred tax is recognised on timing differences, being the differences between the taxable income and the accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax is measured using the tax rates and the tax laws enacted or substantively enacted as at the reporting date. Deferred tax liabilities are recognised for all timing differences. Deferred tax assets are recognised for timing differences of items other than unabsorbed depreciation and carry forward losses only to the extent that reasonable certainty exists that sufficient future taxable income will be available against which these can be realised. However, if there are unabsorbed depreciation and carry forward of losses, deferred tax assets are recognised only if there is virtual certainty that there will be sufficient future taxable income available to realise the assets. Deferred tax assets and liabilities are offset if such items relate to taxes on income levied by the same governing tax laws and the Company has a legally enforceable right for such set off. Deferred tax assets are reviewed at each balance sheet date for their realisability.

Current and deferred tax relating to items directly recognised in reserves are recognised in reserves and not in the Statement of Profit and Loss.

(p)	Impairment of assets

The carrying amount of assets / cash generating unit is reviewed at each balance sheet date if there is any indication of impairment based on internal / external factors. An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. The recoverable amount is greater of the net selling price and their value in use. An impairment loss is recognised in the Statement of Profit and Loss where the carrying amount of an asset exceeds its recoverable amount. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

(q)	Provisions, contingent liabilities and contingent assets

A provision is recognised when the Company has a present obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation in respect of which a reliable estimate can be made. Provisions (excluding retirement benefits) are not discounted to their present value and are determined based on the best estimate required to settle the obligation at the Balance Sheet date. These are reviewed at each Balance Sheet date and adjusted to reflect the current best estimates. Contingent liabilities are not recognised but are disclosed in the financial statements. Contingent assets are neither recognised nor disclosed in the financial statements.

(r)	Segment reporting

The Company identifies primary segments based on the different risks and returns, the organization structure and the internal reporting systems. The operating segments are the segments for which separate financial information is available and for which operating profit / loss amounts are evaluated regularly by the Board of Directors in deciding how to allocate resources and in assessing performance.

The accounting policies adopted for segment reporting are in line with the accounting policies of the Company. Segment revenue, segment results, segment assets and segment liabilities have been identified to segments on the basis of their relationship to the operating activities of the segment.

Inter-segment revenue is accounted on the basis of transactions which are primarily determined based on market / fair value factors.

Revenue, expenses, assets and liabilities which relates to the Company as a whole and are not allocable to segments on reasonable basis have been included under “unallocated revenue / results / assets /liabilities”.

(s)	Cash Flow Statement:

Cash flows are reported using indirect method as set out in Accounting Standard (AS) -3 “Cash Flow Statement”, whereby profit / (loss) before extraordinary items and tax is adjusted for the effects of transactions of non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from operating, investing and financing activities of the Company are segregated based on the available information.

156 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

(t)	Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss after tax (including the post tax effect of extraordinary items, if any) for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year. The weighted average number of equity shares outstanding during the year is adjusted for events of bonus issue, bonus element in a rights issue to existing shareholders, share split and reverse share split (consolidation of shares).

For the purpose of calculating diluted earnings per share, the net profit or loss after tax (including the post tax effect of extraordinary items, if any) for the year attributable to equity shareholders and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares, if any.

3	SHARE CAPITAL

				( in Crore)
	As at March 31, 2014		As at March 31, 2013
Particulars	Number	Amount	Number	Amount
A. Authorised
Opening balance [Equity shares of 1/- (2013: 1/-) each with voting rights]	1,000,000,000	100.00	1,000,000,000	100.00
Add: Pursuant to the Scheme of Amalgamation (Refer note no 31)	50,260,000,000	5,026.00	—	—
Closing balance	51,260,000,000	5,126.00	1,000,000,000	100.00
B. Issued, subscribed and paid up
Opening balance [equity shares of 1/- (2013: 1/-) each with voting rights]	869,101,423	86.91	869,101,423	86.91
Add: Issued pursuant to the Scheme of Amalgamation (Refer note no 31) *	2,095,903,448	209.59	—	—

Closing balance	2,965,004,871	296.50	869,101,423	86.91

*	includes 330,384 equity shares pending allotment kept in abeyance.

C.	Shares held by ultimate holding company and its subsidiaries/associates

	As at March 31, 2014		As at March 31, 2013
Particulars	No. of Shares held	% of holding	No. of Shares held	% of holding
Twin Star Holdings Limited (2)	1,144,661,034	38.61	33,274,000	3.83
Finsider International Company Limited	401,496,480	13.54	401,496,480	46.20
Westglobe Limited	44,343,139	1.50	44,343,139	5.10
Welter Trading Limited	38,241,056	1.29	—	—

Total	1,628,741,709	54.94	479,113,619	55.13

(1)	All the above entities are subsidiaries of Vedanta Resources Plc. Accordingly, Vedanta Resources Plc. is the ultimate holding company.
(2)	In addition, Twin Star Holdings Limited holds 24,823,177 American Depository Shares representing 99,292,708 equity shares.

D.	Aggregate number of bonus shares issued, shares issued for consideration other than cash and shares bought back during the period of five years immediately preceding the reporting date

Particulars	As at March 31, 2014	As at March 31, 2013
Equity shares issued during the year pursuant to Schemes of Amalgamation (Refer note no 31)	2,095,903,448	—
Equity shares allotted as fully paid-up shares for consideration other than cash pursuant to the Scheme of Amalgamation (in FY 2010-11)	9,398,864	9,398,864
Equity shares allotted as fully paid-up bonus shares pursuant to capitalisation of reserve and securities premium account (in FY 2008-09)	—	393,620,200

Financial Statements
Standalone	157

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

E.	Details of shareholders holding more than 5% shares in the Company other than as shown in (C) above

	As at March 31, 2014		As at March 31, 2013
Particulars	Number of Shares	% of holding	Number of Shares	% of holding
Twin Star Holdings Limited	1,114,661,034	38.61	33,274,000	3.83
Finsider International Company Limited	401,496,480	13.54	401,496,480	46.20
Franklin Templeton Investment Funds	—	—	85,073,669	9.79
CITI Bank N.A. New York# (American depository shares held as depository)	249,110,480	8.40	—	—

#	Includes 24,823,177 American Depository Shares representing 99,292,708 equity shares on behalf of Twin Star Holdings Limited.

F.	Other disclosures

(1)	The Company has one class of equity shares having a par value of 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting, except in case of interim dividend which is paid as and when declared by the Board of Directors. In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts, in proportion to their shareholding.

(2)	ADS shareholders do not have right to attend General meetings in person and also do not have right to vote. They are represented by depository, CITI Bank N.A. New York. As on
March 31, 2014, 249,110,480 equity shares were held in the form of 62,277,620 ADS.

(3)	For terms of conversion foreign currency convertible bonds, Refer Note no. 5.

(4)	In terms of Scheme of Arrangement as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated April 19, 2002 the erstwhile Sterlite Industries (India) Limited during 2002-2003 reduced its paid up share capital by 10.03 Crore. There are 219,937 equity shares of 1 each pending clearance from NSDL/CDSL. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the final decision on which is pending. Hon’ble High Court of Judicature at Mumbai, vide its interim order dated September 06, 2002 restrained any transaction with respect to subject shares.

4	RESERVE & SURPLUS

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Capital Reserve
Balance at the beginning of the year	0.25	0.25
Add: Pursuant to the Scheme of Amalgamation (Refer note no 31)	1.71	—

Balance as at the end of the year	1.96	0.25

Preference Share Redemption Reserve
Balance at the beginning of the year	—	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no 31)	76.88	—

Balance as at the end of the year	76.88	—

Securities Premium Account
Balance as at the beginning of the year	1,869.42	1,869.42
Add: Pursuant to the Scheme of Amalgamation (Refer note no 31)	18,095.53	—

Balance as at the end of the year	19,964.95	1,869.42

Debenture Redemption Reserve
Balance as at the beginning of the year	—	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no 31)	54.58	—

158 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

4	RESERVE & SURPLUS (CONTD.)

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Add: Transferred from Surplus in Statement of Profit and Loss	318.37	—
Less: Transferred to Surplus in Statement of Profit and Loss	(15.00)	—

Balance as at the end of the year	357.95	—

General Reserve
Balance as at the beginning of the year	8,997.37	8,992.37
Add: Pursuant to the Scheme of Amalgamation (Refer note no 31)	2,814.17	—
Add: Amount transferred from Surplus in Statement of Profit and Loss	115.00	5.00

Balance as at the end of the year	11,926.54	8,997.37

Hedging Reserve
Balance as at the beginning of the year	—	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no 31)	28.84	—
Add: Effect of foreign exchange rate variations on hedging instrument outstanding at the end of the year (net of deferred tax 36.96 Crore)	71.79	—
Less: Amount transferred to Statement of Profit and Loss	(37.30)	—

Balance as at the end of the year	63.33	—

Capital Redemption Reserve
Balance as at the beginning of the year	—	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no 31)	1.52	—
Balance as at the end of the year	1.52	—
Amalgamation reserve
Balance as at the beginning and as at the end of the year	2.14	2.14
Surplus in Statement of Profit and Loss
Balance as at the beginning of the year	2,067.70	1,962.10
Add: Pursuant to the Scheme of Amalgamation (Refer note no 31)	(774.79)	—
Add: Profit for the year	1,076.09	120.77
Transferred from debenture redemption reserve	15.00	—
Less: Transferred to debenture redemption reserve	(318.37)	—
Interim dividend [dividend per share 1.50/-]	(444.70)	—
Proposed dividend [dividend per share 1.75/- (Previous year 0.10/-)]	(518.88)	(8.69)
Tax on Proposed dividend (net of dividend received from subsidiary u/s 115 O of Income-tax Act, 1961)	—	(1.48)
Transferred to general reserve	(115.00)	(5.00)
Balance as at the end of the year	987.05	2,067.70

Total	33,382.32	12,936.88

Financial Statements
Standalone	159

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

5	LONG-TERM BORROWINGS

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Secured
Redeemable Non Convertible Debentures [a]	5,833.33	—
Term loans from banks [b]	11,289.56	—
Foreign currency loans from banks [c]	3,272.76	—
Unsecured
Deferred sales tax liability [e]	138.57	—
Foreign currency convertible bonds [g]	—	1,179.16

Total	20,534.22	1,179.16

Terms and conditions of Long-term borrowings

a)	Redeemable Non Convertible Debentures includes;

(i)	11.50% Non Convertible Debentures (NCDs) issued by Jharsuguda Aluminium of 266.66 Crore [including current maturity of long-term borrowings of 133.33 Crore (Refer note no 10)] are secured by first pari passu charge in favour of Debenture Trustees on the immovable properties situated at Mauje Ishwarpura, Taluka Kadi, District Mehsana, Gujarat and in the District of Kalahandi, Orissa. These NCDs are further secured by first pari passu charge over the fixed assets of Jharsuguda Aluminium pertaining to 1MTPA Lanjigarh Alumina Refinery. These NCDs are redeemable in two equal installments payable at October 22, 2015 and October 22, 2014 respectively.

(ii)	NCDs issued by erstwhile Sterlite Industries (India) Limited for an aggregate amount of 2,000 Crore. Out of these, 1,000 Crore NCDs are issued at a coupon rate of 9.40% p.a., while another 1,000 Crore NCDs have been issued at a coupon rate of 9.24% p.a. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Sanaswadi in the State of Maharashtra and also by way of hypothecation on the movable fixed assets of Jharsuguda 2400 MW Power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all time during the currency of NCDs. These NCDs are redeemable in tranches of 500 Crore each on December 20, 2022, December 6, 2022, November 27, 2022 and October 25, 2022. In respect of all the four tranches of NCDs, the debenture holders and the Company have put and call option respectively at the end of the 5 years from the respective date of the allotment of the NCDs.
(iii)	NCDs issued by erstwhile Sterlite Industries (India) Limited of 2,500 Crore with an interest rate of 9.10% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over the tangible and intangible movable fixed assets, both present and future of Jharsuguda 2,400 MW power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCD. These NCDs are redeemable on April 5, 2023. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs.

(iv)	NCDs issued by erstwhile Sterlite Industries (India) Limited of 1,200 Crore in two tranches of 750 Crore and 450 Crore, with an interest rate of 9.17% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the state of Tamilnadu and also by way of first pari passu charge over the movable fixed assets of Lanjigarh refinery expansion project including 210 MW power plant project, with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCD. These NCDs are redeemable on July 4, 2023 for 750 Crore and on July 5, 2023 for 450 Crore. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs.

160 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

b)	Term loans from banks includes:

(i)	Loan from State Bank of India taken by Jharsuguda Aluminium amounting to 9,613.31 Crore [including an amount of 498.75 Crore classified under current maturity of long-term borrowings (Refer note no 10)] at an interest rate of 11.75%. These loans are secured by (i) first priority charge by way of hypothecation of all present and future unencumbered and encumbered movable fixed asset for the Alumina refinery expansion at Lanjigarh and smelter expansion Project at Jharsuguda (including but not limited to Plant and Machinery, Machinery Spares, tools and accessories, base stock funded by the Rupee Facility of the Project (ii) first charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the project of Jharsuguda Aluminium (iii) first Charge on the Debt service receivable account and all monies lying to the credit of such amount from time to time (iv) second charge on current assets of Jharsuguda Aluminium for the project (v) These term loans are also backed by a Corporate Guarantee by Vedanta Resources Plc. These loans are repayable as 498.75 Crore within one year, 997.50 Crore within second year, 1,567.50 Crore within third year, 2,101.88 Crore within fourth year, 2,565 Crore within fifth year and 1,882.68 Crore in the sixth year.

(ii)	Loan of 1,800 Crore taken during the year by Jharsuguda Aluminium from Axis Bank at an interest rate of 10.50%. These loans are secured by a first charge by way of mortgage / hypothecation of movable / immovable of all present and future assets of Jharsuguda Aluminium. These loans are repayable as 600 Crore in February 2017, 700 Crore in February 2018 and 500 Crore in February 2019.

(iii)	Loan of 400 Crore [including 25 Crore of current maturity of long-term borrowings (Refer note no 10)] taken during the year by Jharsuguda 2400 MW power plant from Canara Bank at an interest rate of 11.20 % per annum. The loan is secured by way of second pari passu charge on specific fixed assets of Jharsuguda 2,400 MW power plant except agricultural land. The loan is repayable in December 2018.

c)	Foreign currency loans from banks includes, External Commercial Borrowings (ECB) of Jharsuguda Aluminium aggregating to 3,272.76 Crore (US$ 544.55 million) in two tranches at an interest rate of LIBOR plus 400 basis points for 3,004.99 Crore (US$ 500.00 million) and LIBOR plus 360 basis points for 267.77 Crore (US$ 44.55 million). The ECB is repayable in three annual installments on April 21, 2015, April 21, 2016, April 21, 2017 and is secured by all present and future movable asset of Jharsuguda Aluminium including its movable plant and machinery, equipment, machinery, spare tools and accessories and other moveable whether installed or not and all replacements thereof and additions thereof whether by way of substitution, addition, replacement, conversion or otherwise howsoever together with all benefits, rights and incidental attached thereto which are now owned or to be owned in the future by the borrower. This loan is also backed by guarantee from Vedanta Resources Plc.

d)	Buyers credit from banks of 55.71 Crore [included in current maturity of long-term borrowing (Refer note no 10)] taken by Jharsuguda Aluminium at an interest rate of LIBOR plus 50 - 200 basis points. It has an exclusive charge on the assets of Jharsuguda Aluminium imported under this facility and a first charge on the current assets of Jharsuguda Aluminium on pari passu basis. These buyers credit are repayable within one year.

e)	Unsecured deferred sales tax liability of 142.62 Crore [including amount classified under current maturity of long-term borrowings of 4.05 Crore (Refer note no 10)] outstanding as at March 31, 2014 is currently repayable in monthly installments till March 2027.

f)	External Commercial Borrowings of 150.25 Crore (US$ 25 million) [currently classified under current maturity of long-term borrowings (Refer note no 10)] at Jharsuguda Aluminium is an unsecured foreign currency loans at an interest rate of LIBOR plus 240 basis points. The ECB is repayable on August 05, 2014.

g)	Foreign currency convertible bonds/notes includes:

(i)	4% Convertible Notes of US $1,000 each amounting to US$ 500 million issued by erstwhile Sterlite Industries (India) Limited in financial Year 2009-10. Subject to certain exceptions, the note holders have an option to convert these Convertible Notes into ADSs (each ADS represents four equity shares) at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per US$ 1,000 principal amount of notes which is equal to a conversion price of approximately US$ 23.33 per ADS. Upon effectiveness of the Scheme of Amalgamation and Arrangement, conversion rate has been changed to 25.7213 ADSs per US$ 1,000 principal amount of notes which is equal to a conversion price of approximately US$ 38.88 per ADS. The conversion price could be subject to adjustments should certain events occur. Further, at any time after November 4, 2012, Copper India has a right to redeem in whole or parts of the Convertible Notes, subject to meeting certain conditions. The amount which Copper India is required to pay contractually on October 30, 2014 is US$ 500 million, unless the notes are converted, redeemed or purchased and cancelled. The amount outstanding as on March 31, 2014 is 3,004.99 Crore (US$ 500 million) [included in current maturity of long-term borrowings (Refer note no 10)].

Financial Statements
Standalone	161

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

(ii)	5% Convertible Bonds of US$ 1,000 each amounting to US$ 500 million issued by the Company in Financial Year 2009-10. The bondholders have an option to convert these FCCBs into shares, at a conversion price of 346.88 per share and at a fixed rate of exchange on conversion of 48.00 per US$ 1.00 at any time on or after December 9, 2009. The conversion price is subject to adjustment in certain circumstances. The FCCBs may be redeemed in whole, but not in part, on or after October 30, 2012, subject to certain conditions. Unless previously converted, redeemed or repurchased and cancelled, the FCCBs fall due for redemption on October 31, 2014 at par. Upto March 31, 2014, 2,832 FCCB’s have been converted into 39,188,159 equity shares. A part of the FCCB proceeds aggregating to 1,040.86 Crore has been utilised for the Company’s capital projects. The amount outstanding as on March 31, 2014 is 1,302.96 Crore (US$ 216.79 million) [included in current maturity of long-term borrowings (Refer note no 10)].

h)	The Company has not defaulted in the repayment of loans and interest as at Balance Sheet date.

6	DEFERRED TAX LIABILITIES (NET)

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Deferred tax liability:
On difference between book depreciation and tax depreciation	2,932.19	115.09
On hedging reserve	36.96	—

Total	2,969.15	115.09

Deferred tax asset:
Compensated absence	16.48	6.99
Provision for doubtful advances	85.73	—
Unabsorbed business depreciation [a]	2,698.75	90.34
Unabsorbed business losses [a]	95.69	—
Others	72.50	7.36

Total	2,969.15	104.69

Deferred tax liabilities (net)	—	10.40

a.	The recognition of deferred tax assets on unabsorbed depreciation and business losses has been restricted to the extent of deferred tax liability on account of timing difference in respect of depreciation, the reversal of which is virtually certain.

7	OTHER LONG-TERM LIABILITIES

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Creditors for capital expenditure	217.16	—
Security deposits	1.94	2.32
Fair value derivative hedging payable	174.23	—

Total	393.33	2.32

162 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

8	LONG-TERM PROVISIONS

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Provision for employee benefits	0.45	—
Provision for restoration, rehabilitation and environmental costs (Refer note no 43)	1.81	1.81

Total	2.26	1.81

9	SHORT-TERM BORROWINGS

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Secured
Buyers’ credit from banks [a]	5,052.04	—
Loans repayable on demand from banks [b]	3.01	—
Term loan from banks [c]	1,000.00	—
Unsecured
Buyers’ credit from banks	2,052.96	58.68
Commercial paper [d]	3,280.00	2,500.00
Packing credit from banks	491.48	911.56
Suppliers’ credit	1,354.60	181.67

Total	13,234.09	3,651.91

Terms and conditions of Short-term borrowings

a)	Buyer’s credit from banks (Secured) includes:

(i)	1,740.78 Crore of Jharsuguda Aluminium at an interest rate of LIBOR plus 50-200 basis points are secured by exclusive charge on the assets of Jharsuguda Aluminium imported under facility and first charge on current assets of Jharsuguda Aluminium on pari passu basis.

(ii)	3,278.79 Crore of Copper India at an interest rate of 0.91% is secured by way of first charge by hypothecation on the entire stock of raw materials, work-in-progress and all semi-finished, finished, manufactured articles together with all stores, components and spares, both present and future book debts, outstanding monies, receivables, claims and bills arising out of sale etc and such charge in favour of the banks ranking pari passu inter se, without any preferences or priority to one over other(s) in any manner.

(iii)	32.47 Crore at the Jharsuguda 2,400 MW power plant is secured against first pari passu charge on entire current assets of Jharsuguda 2,400 MW power plant.

b)	Loan repayable on demand from banks is in respect of Cash Credit facility of 3.01 Crore of Jharsuguda Aluminium and is secured by hypothecation of entire current assets of Jharsuguda Aluminium, both present and future, comprising stock of raw materials, work-in-progress, stock-in-transit, consumables, stores, spares, receivables. It is also backed by unconditional and irrevocable corporate guarantee of Vedanta Resources Plc.

c)	During the year Jharsuguda 2,400 MW power plant has obtained a 1,000 Crore loan from Axis Bank at an interest rate of 10.50 % per annum. The loan is secured by way of mortgage and charge on all immovable properties both present and future of Jharsuguda 2,400 MW power plant except agricultural land and second charge by way of pledge on all the movable fixed assets of Jharsuguda 2,400 MW power plant. The loan is repayable in September 2014.

d)	Maximum amount outstanding at any time during the year was 8,020 Crore.

e)	The Company has not defaulted in the repayment of loans and interest as at Balance Sheet date.

Financial Statements
Standalone	163

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

10	OTHER CURRENT LIABILITIES

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Current maturities of long-term borrowings [a]	5,175.04	—
Interest accrued but not due on borrowings	512.44	51.65
Fair value derivative hedging payable	365.88	—
Advance from customers	194.97	8.52
Unpaid / unclaimed dividend [b]	15.73	9.33
Unpaid matured deposits and interest accrued thereon	0.05	0.06
Creditors for capital expenditure	1,725.43	63.79
Statutory liabilities	126.75	35.61
Related to ASARCO disputed matter (Refer note no 51)	497.33	—
Due to related parties (Refer note no 53)	3,130.08	30.07
Security deposits from vendors & others	25.51	7.52
Current account with banks	1.87	0.74
Other liabilities [c]	646.31	73.45

Total	12,417.39	280.74

a.	Current maturities of long-term borrowings consists of:

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Redeemable non convertible debentures	133.33	—
Deferred sales tax liability	4.05	—
Term loans from banks	523.75	—
Buyers’ credit from banks	55.71	—
Foreign currency convertible bonds/notes	4,307.95	—
Foreign currency loans from banks	150.25	—

Total	5,175.04	—

b.	Does not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except 0.38 Crore (Previous year Nil) which held in abeyance due to a pending legal case.
c.	Other liabilities include statutory liabilities, reimbursement of expenses, security deposit, liabilities related to compensation / claim, etc.

11	SHORT TERM PROVISIONS

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Provision for employee benefits	45.96	30.71
Provision for proposed dividend	518.88	8.69
Tax on proposed dividend	—	1.48
Provision for tax (net of advance tax and tax deducted at source)	251.43	—

Total	816.27	40.88

164 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

12	FIXED ASSETS

	Particulars		Gross Block						Accumulated Depreciation
		As at April 1, 2013	Pursuant to Scheme of Amalgamation (1)	Acquired on acquisition (2)	Additions	Deductions	As at March 31, 2014	As at April 1, 2013	Pursuant to Scheme of Amalgamation (1)	For the year	Deductions	As at March 31, 2014
a	Tangible Assets
	Mining leases and concessions	17.28	—	—	—	—	17.28	14.38	—	—	—	14.38
	(Previous Year)	17.28	—	—	—	—	17.28	13.70	—	0.68	—	14.38
	Land - Freehold	156.11	135.57	—	11.77	0.26	303.19	—	—	—	—	—
	(Previous Year)	150.81	—	—	5.30	—	156.11	—	—	—	—	—
	Land - Leasehold	1.99	172.58	—	27.48	0.32	201.73	0.05	11.62	3.05	0.02	14.70
	(Previous Year)	1.99	—	—	—	—	1.99	0.05	—	—	—	0.05
	Buildings	264.59	2,969.43	—	230.28	0.14	3,464.16	21.78	342.07	115.65	0.14	479.36
	(Previous Year)	81.33	—	—	183.33	0.07	264.59	16.01	—	5.84	0.07	21.78
	Buildings - Lease hold	—	6.34	—	8.74	—	15.08	—	2.38	0.06	—	2.44
	(Previous Year)	—	—	—	—	—	—	—	—	—	—	—
	Roads and bunders	9.95	—	—	0.04	—	9.99	0.93	—	0.16	—	1.09
	(Previous Year)	5.60	—	—	4.35	—	9.95	0.79	—	0.14	—	0.93
	Aircraft	2.12	—	—	—	—	2.12	0.65	—	0.12	—	0.77
	(Previous Year)	1.46	—	—	0.66	—	2.12	0.54	—	0.11	—	0.65
	River Fleet	155.28	—	—	15.51	—	170.79	23.36	—	5.61	—	28.97
	(Previous Year)	155.21	—	—	0.07	—	155.28	18.18	—	5.18	—	23.36
	Ship	98.84	—	—	130.34	0.01	229.17	67.59	—	10.96	0.01	78.54
	(Previous Year)	99.12	—	—	—	0.28	98.84	62.73	—	4.99	0.13	67.59
	Railway siding	—	464.22	160.70	165.19	0.72	789.39	—	50.74	34.01	0.15	84.60
	(Previous Year)	—	—	—	—	—	—	—	—	—	—	—
	Plant and Equipment	1,317.59	18,191.02	3,505.94	613.63	25.02	23,603.16	444.38	3,961.63	1,286.11	8.90	5,683.22
	(Previous Year)	940.98	—	—	389.36	12.75	1,317.59	378.53	—	77.40	11.55	444.38
	Furniture and Fixtures	7.65	55.19	0.26	16.75	0.86	78.99	4.03	32.01	7.47	0.22	43.29
	(Previous Year)	7.54	—	—	0.25	0.14	7.65	3.46	—	0.68	0.11	4.03
	Vehicles	15.68	24.65	0.71	5.81	7.13	39.72	9.54	7.82	4.44	3.58	18.22
	(Previous Year)	15.35	—	—	1.63	1.30	15.68	7.98	—	2.61	1.05	9.54
	Office equipment	11.23	103.64	18.53	32.50	2.38	163.52	3.05	70.31	14.22	1.84	85.74
	(Previous Year)	11.13	—	—	0.32	0.22	11.23	2.69	—	0.54	0.18	3.05

	Total	2,058.31	22,122.64	3,686.14	1,258.04	36.84	29,088.29	589.74	4,478.58	1,481.86	14.86	6,535.32

	(Previous year)	1,487.80	—	—	585.27	14.76	2,058.31	504.66	—	98.17	13.09	589.74

					( in Crore)
	Particulars	Net Block Before Impairment	Impairment	Net Block
		As at March 31, 2014	Up to March 31, 2014 (1)	As at March 31, 2014	As at March 31, 2013

a	Tangible Assets
	Mining leases and concessions	2.90	—	2.90	2.90
	(Previous Year)	2.90	—	2.90	3.58
	Land - Freehold	303.19	—	303.19	156.11
	(Previous Year)	156.11	—	156.11	150.81
	Land - Leasehold	187.03	—	187.03	1.94
	(Previous Year)	1.94	—	1.94	1.94
	Buildings	2,984.80	3.50	2,981.30	242.81
	(Previous Year)	242.81	—	242.81	65.32
	Buildings - Lease hold	12.64	—	12.64	—
	(Previous Year)	—	—	—	—
	Roads and bunders	8.90	—	8.90	9.02
	(Previous Year)	9.02	—	9.02	4.81
	Aircraft	1.35	—	1.35	1.47
	(Previous Year)	1.47	—	1.47	0.92
	River Fleet	141.82	—	141.82	131.92
	(Previous Year)	131.92	—	131.92	137.03
	Ship	150.63	—	150.63	31.25
	(Previous Year)	31.25	—	31.25	36.39
	Railway siding	704.79	—	704.79	—
	(Previous Year)	—	—	—	—
	Plant and Equipment	17,919.94	60.57	17,859.37	873.21
	(Previous Year)	873.21	—	873.21	562.45
	Furniture and Fixtures	35.70	—	35.70	3.62
	(Previous Year)	3.62	—	3.62	4.08
	Vehicles	21.50	—	21.50	6.14
	(Previous Year)	6.14	—	6.14	7.37
	Office equipment	77.78	—	77.78	8.18
	(Previous Year)	8.18	—	8.18	8.44

	Total	22,552.97	64.07	22,488.90	1,468.57

	(Previous year)	1,468.57	—	1,468.57	983.14

Financial Statements
Standalone	165

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

12	FIXED ASSETS (CONTD.)

	Particulars		Gross Block						Accumulated Depreciation
		As at April 1, 2013	Pursuant to Scheme of Amalgamation (1)	Acquired on acquisition (2)	Additions	Deductions	As at March 31, 2014	As at April 1, 2013	Pursuant to Scheme of Amalgamation (1)	For the year	Deductions	As at March 31, 2014
b	Intangible Assets
	Computer software	17.74	29.50	—	2.30	—	49.54	12.37	12.33	11.55	—	36.25
	(Previous Year)	16.36	—	—	1.38	—	17.74	6.82	—	5.55	—	12.37
	Mining rights	136.63	—	—	12.57	—	149.20	55.98	—	11.38	—	67.36
	(Previous Year)	12.10	—	—	124.53	—	136.63	11.79	—	44.19	—	55.98

	Total	154.37	29.50	—	14.87	—	198.74	68.35	12.33	22.93	—	103.61

	(Previous year)	28.46	—	—	125.91	—	154.37	18.61	—	49.74	—	68.35
c	Capital work-in-progress
	Total
	Previous year

	Total	2,212.68	22,152.14	3,686.14	1,272.91	36.84	29,287.03	658.09	4,490.91	1,504.79	14.86	6,638.93

	(Previous year)	1,516.26	—	—	711.18	14.76	2,212.68	523.27	—	147.91	13.09	658.09

					( in Crore)
	Particulars	Net Block Before Impairment	Impairment	Net Block
		As at March 31, 2014	Up to March 31, 2014 (1)	As at March 31, 2014	As at March 31, 2013
b	Intangible Assets
	Computer software	13.29	—	13.29	5.37
	(Previous Year)	5.37	—	5.37	9.54
	Mining rights	81.84	—	81.84	80.65
	(Previous Year)	80.65	—	80.65	0.31

	Total	95.13	—	95.13	86.02

	(Previous year)	86.02	—	86.02	9.85
c	Capital work-in-progress			17,327.33	363.30

	Total			17,327.33	363.30

	Previous year			363.30	681.00

	Total	22,648.10	64.07	39,911.36	1,917.89

	(Previous year)	1,554.59	—	1,917.89	1,673.99

1)	Refer note no 31
2)	Refer note no 32

a)	Buildings (freehold) include:

(i)	Cost of Shares of 750 in Co-operative housing society,

(ii)	Cost of shares of 750 in Co-operative societies representing possession of office premises,

(iii)	“A” residential flat in the joint names of the Company and Mr. D.P. Agarwal, relative of a director of the Company.

b)	Land Leasehold include under Perpetual Lease 1.99 Crore (Previous year 1.99 Crore)

c)	Plant and Equipment (Gross Block) include 3.73 Crore (Previous year Nil) and 1.68 Crore (Previous year Nil) being the amount spent for laying water pipeline and power line respectively, the ownership of which vests with the State Government Authorities.

d)	The Company’s aluminium unit at Mettur holds mining rights for 2027.79 acres of land on which the lease agreements in respect of entire land has expired. The Company has applied for renewal of these leases.

e)	(i)	Capital work-in-progress is net of impairment of 84.04 Crore (Previous year Nil).

(ii)	Capital work-in-progress includes finance costs amounting 20.32 Crore (Previous year 2.65 Crore) capitalised.

f)	Addition to Buildings includes finance costs amounting 1.87 Crore (Previous year Nil) capitalised.

g)	Addition to Plant and Equipment includes finance costs amounting 30.83 Crore (Previous year Nil) capitalised.

h)	Addition to Electrical Fittings includes finance costs amounting 3.20 Crore (Previous year Nil) capitalised.

i)	Foreign exchange (gain)/loss capitalised as per paragraph 46A of AS 11 (“The Effect of Changes in Foreign Exchange Rates”) grouped under Plant and Equipment 154.80 Crore (Previous year Nil) and under Capital Work-in-Progress 287.68 Crore (Previous Year Nil)

166 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

j)	Capital work-in-progress includes:

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Pre-operative expenditure as follows:
Balance at the beginning of the year	6.28	29.19
Add: Pursuant to the Scheme of Amalgamation (Refer note no 31)	3,202.43	—
Add: Pre-operative expenditure
Power & Fuel	0.43	—
Employee benefits	42.60	1.85
Consumption of stores and spare parts	2.56	0.28
Repairs others	1.33	0.34
Rent, Rates and taxes	2.60	—
Insurance	9.50	0.66
Conveyance and travelling expenses	1.17	0.27
Wharfage, tonnage, handling and shipping expenses	0.15	—
General expenses	25.16	1.98
Finance costs	308.00	2.65
Income
Revenue during trial run	(42.92)	—
Other income	(0.55)	—
Less: Net income and expense from above capitalised during the year	81.79	30.94
Less: Impairment	4.95	—

Balance at end of the year	3,472.00	6.28

13	NON CURRENT INVESTMENTS

				( in Crore)
	As at March 31, 2014		As at March 31, 2013
Particulars	No. of Units	Amount	No. of Units	Amount
Investments (at cost) - fully paid up except otherwise stated
1. Trade Investments
Investment in equity shares (quoted)
Subsidiary companies
- Hindustan Zinc Limited, of 2/-each [a]	2,743,154,310	1,101.50	—	—
- Cairn India Limited, of 10 each (subsidiary w.e.f. August 26, 2013)	351,140,413	11,927.26	—	—
Investment in equity shares (unquoted)
Subsidiary companies
- Bharat Aluminium Company Limited, of 10/- each [b]	11,25,18,495	553.18	—	—
- Monte Cello Corporation BV, Netherlands, of Euro 453.78 each	40	204.23	—	—
- Sterlite Infra Limited, of 10 each (including 6 shares of 10 each jointly held by nominees)	50,000	0.05	—	—
- Sterlite (USA) Inc., of $.01 per share (Current year 42.77) (Previous year 42.77)	100	—	—	—

Financial Statements
Standalone	167

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

13	NON CURRENT INVESTMENTS

				( in Crore)
	As at March 31, 2014		As at March 31, 2013
Particulars	No. of Units	Amount	No. of Units	Amount
- Vizag General Cargo Berth Private Limited, of 10 each	7,400	0.01	—	—
- Paradip Multi Cargo Berth Private Limited, of 10 each	7,400	0.01	—	—
- Sterlite Ports Limited, (including 6 shares of 2 each held jointly with nominees)	250,000	0.05	—	—
- Talwandi Sabo Power Limited, of 10 each	2,500,000,000	2,500.00	—	—
- Sesa Resources Limited, of 10 each	1,250,000	1,713.24	1,250,000	1,713.24
- Bloom Fountain Limited, of USD 1 each	1,000,001	4.43	1,000,001	4.43
- Goa Energy Limited, of 10 each	10,000	14.02	10,000	14.02
- Malco Energy Limited (formerly Vedanta Aluminium Limited), of 2 each (including 90 shares of 2 each held jointly with nominees)	252,120,127	16.11	—	—
- Sterlite Infraventure Limited, of 2 each (including 6 shares of 2 each held jointly with nominees) partly paid up ( 0.01 approx paid up)	112,500,000	0.13	—	—
Associate companies (unquoted)
- Raykal Aluminium Company Private Limited, of 10 each [c]	12,250	200.70	—	—
- Gaurav Overseas Private Limited, of 10 each	5,000	0.01	—	—
Associate companies (quoted)
- Cairn India Limited, of 10 each (associate up to August 25, 2013	—	—	351,140,413	11,927.26
Joint venture (unquoted)
- Rampia Coal Mines and Energy Private Limited, of 1 each	24,348,016	2.43	—	—
Others (quoted)
- Sterlite Technologies Limited, of 2 each (Including 60 shares held jointly with nominees)	4,764,295	10.85	—	—
Investment in preference shares of subsidiary companies
- Malco Energy Limited (formerly Vedanta Aluminium Limited), 9% Cumulative Redeemable Preference Shares, of 1,000 each	1,000,000	3,000.00	—	—
- Bloom Fountain Limited, 0.25% Optional Convertible Redeemable preference shares of USD 1 each	1,859,900	906.84	1,859,900	906.84
- Bloom Fountain Limited, 0.25% Optional Convertible Redeemable preference shares of USD 100 each	202,500	118.49	—	—
- Goa Energy Limited, 0% redeemable preference shares of 10 each fully paid up	40,000	0.04	40,000	0.04
Investments in debentures of a subsidiary company
- Vizag General Cargo Berth Private Limited, 0.1% compulsorily convertible debentures	1,500,000	150.00	—	—

168 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

13	NON CURRENT INVESTMENTS (CONTD.)

				( in Crore)
Particulars	As at March 31, 2014		As at March 31, 2013
	No. of Units	Amount	No. of Units	Amount
2. Others
- Goa Shipyard Limited, of 10 each	62,707	0.03	62,707	0.03
Investments in Government or Trust securities
- 7 Years National Savings Certificates (Current year 10,000) (Deposit with Sales Tax Authority)	—	—	—	—
- UTI Master gain of 10 each (Current year 4,272)	100	—	—	—
3. In Co-operative societies
- Sesa Ghor Premises Holders Maintenance Society Limited, of 200 each (Current Year 4,000 Previous Year 4,000)	40	—	40	—
- Sesa Goa Sirsaim Employees Consumers Co Operative Society Limited, of 10 each (Current Year 2,000 Previous Year 2,000)	200	—	200	—
- Sesa Goa Sanquelim Employees Consumers Co-operative Society Limited, of 10 each (Current Year 2,300 Previous Year 2,300)	230	—	230	—
- Sesa Goa Sonshi Employees Consumers Co-operative Society Limited, of 10 each (Current Year 4,680 Previous Year 4,680)	468	—	468	—
- Sesa Goa Codli Employees Consumers Co-operative Society Limited, of 10 each (Current Year 4,500 Previous Year 4,500)	450	—	450	—
- Sesa Goa Shipyard Employees Consumers Co-operative Society Limited, of 10 each (Current Year 5,000 Previous Year 5,000)	500	—	500	—
- The Mapusa Urban Cooperative Bank Limited, of 25 each (Current Year 1,000 Previous Year 1,000)	40	—	40	—
Less: Provision for dimunition in value of investments		(4.50)		—

Total		22,419.11		14,565.86

Aggregate amount of quoted investments		13,035.11		11,927.26
Market value of quoted investments		47,063.26		9,566.82
Aggregate amount of unquoted investments		9,384.00		2,638.60

a.	In pursuance to the Government of India’s policy of disinvestment and the Share Purchase Agreement and a Shareholder’s Agreement (SHA) both dated April 4, 2002 entered into with the Government of India, the Company (erstwhile Sterlite) acquired 26% equity interest in Hindustan Zinc Limited (HZL). Under the terms of the SHA, the Company had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Company exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Company also acquired additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provides the Company, the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Company exercised the second call option via its letter dated July 21, 2009. The Government of India disputed the validity of call option and has refused to act upon the second call option. Consequently, the Company invoked arbitration and filed a statement of claim. The arbitration proceedings are under progress in early stages. The next date of hearing is fixed on September 13, 2014.

Financial Statements
Standalone	169

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

b.	The Company (erstwhile Sterlite) purchased a 51.0% holding in Bharat Aluminium Company Limited (BALCO) from the Government of India on March 2, 2001. Under the terms of the shareholder’s agreement (“SHA”) for BALCO, the Company has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Company exercised this option on March 19, 2004. However, the Government of India has contested the valuation and validity of the option and contended that the clauses of the SHA violate the provision of Section 111A of the (Indian) Companies Act, 1956 by restricting the rights of Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. Subsequently the Company referred the matter to arbitration as provided in the SHA and the majority award of the arbitral tribunal rejected the claims of the Company on the ground that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate the (Indian) Companies Act, 1956 and are not enforceable.

The Company challenged the validity of the majority award under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The High Court of Delhi passed an order dated August 10, 2011 directing the Company’s application and the application by the Government of India to be heard together as they arise from a common arbitral award. The matter is currently pending before the High Court of Delhi and scheduled for final hearing on April 30, 2014.

On January 9, 2012, the Company offered to acquire the Government of India’s interests in HZL and BALCO for 15,492.00 Crore and 1,782.00 Crore, respectively. The Company has, by way of letters dated April 10, 2012 and July 6, 2012, sought to engage with the Government of India on the same terms as the offer. This offer was separate from the contested exercise of the call options, and the Company proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore there is no certainty that the acquisition will proceed.

c.	On February 23, 2012, the Company entered into a tripartite agreement with Larsen & Toubro Limited (L&T) and Raykal Aluminium Company Private Ltd (Raykal). L&T holds certain prospecting licenses for bauxite mines located at Sijmali and Kurumali of Rayagada and Kalahandi districts of Orissa. By this agreement the entire bauxite excavated from above mines will be available for the use of Raykal and / or to the Company. It is also further agreed that the Company will acquire 100% of equity share capital of Raykal in a phased manner at a pre-agreed consideration in a milestone based acquisition. As on the balance sheet date, the Company has acquired 24.5% of the share capital of Raykal for a consideration of 200.70 Crore. The recommendation for grant of Mining License by State Government is under active consideration.

14	LONG TERM LOANS AND ADVANCES

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Unsecured, considered good
Capital advances	632.78	86.28
Security deposits	76.90	0.91
Loans and advance to related parties (Refer note no 53)#	6,692.78	32.96
Prepaid expenses	7.03	3.14
Advance income tax (net of provision)	2,041.08	331.46
MAT credit entitlement	189.12	—
Advances / loans to employees	0.08	0.14
Balance with central excise and other government authorities	265.75	—

Total	9,905.52	454.89

170 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

#	Loans and advances to related parties include:

		( in Crore)
Name of related party	As at March 31, 2014	As at March 31, 2013
Sterlite Infra Limited	6,193.16	—
Talwandi Sabo Power Company Limited	393.65	—
Share application money pending allotment:
- Goa Energy Limited	32.96	32.96
- Bloom Fountain Limited	56.21	—
- Vizag General Cargo Berth Limited	16.80	—

Total	6,692.78	32.96

15	OTHER NON-CURRENT ASSETS

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Unamortised expenses on borrowings	104.40

Total	104.40	—

16	CURRENT INVESTMENTS (at lower of cost and fair value)- fully paid up

				( in Crore)
	As at March 31, 2014		As at March 31, 2013
Particulars	No. of Units	Amount	No. of Units	Amount
Investments in mutual funds (unquoted)
- Axis Liquid Fund - Institutional Plan - Growth	7,294	1.02	33,069	4.25
- Baroda Pioneer Liquid Fund- Plan A -Growth	103,336	15.07	—	—
- Birla Sun Life Cash Plus - Growth	7,131,495	146.38	825,851	15.44
- Birla Sun Life Cash Plus Institutional Plan Growth Plan	3,651,575	75.00	—	—
- Canara Robeco Liquid Fund - Regular - Growth	—	—	104,858	14.88
- DSP Blackrock Liquidity Fund - Institutional Plan - Growth	—	—	26,994	4.52
- HDFC Liquid Fund - Growth	—	—	2,281,735	5.25
- ICICI Prudential Liquid Regular Plan Growth	571,327	10.81	—	—
- ICICI Prudential Liquid Super IP Growth of 100 each	1,318,914	25.00	—	—
- IDFC Cash Fund - Regular Plan - Growth	—	—	117,485	16.73
- Kotak Mahindra - Liquid Scheme Plan A - Growth	44,433	11.52	64,660	15.31
- L&T Liquid Fund - Growth	28,010	4.91	63,609	10.18
- Reliance Liquidity Fund - Growth	30,585	5.89	—	—
- Reliance Liquid Fund - Treasury Plan - Inst - Growth	25,013	7.80	53,450	15.24
- SBI Premier Liquid Fund - Growth	14,404	2.88	—	—
- Religare Liquid Fund - Super Institutional -Growth	—	—	96,431	15.52
- Tata Liquid Fund - Plan A - Growth	156,931	37.10	48,195	10.38
- UTI Liquid Cash Plan Institutional Plan - Growth	22,571	4.70	—	—

Total		348.08		127.70

Financial Statements
Standalone	171

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

17	INVENTORIES

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Raw Materials	1,127.51	25.90
Goods-in transit	1,271.14	—

	2,398.65	25.90

Work-in-progress	1,968.79	—

	1,968.79	—

Finished goods	489.81	435.10

	489.81	435.10

Fuel Stock	316.08	208.43
Goods-in transit	146.21	40.55

	462.29	248.98

Stores and spares	353.66	46.04
Goods-in transit	5.50	—

	359.16	46.04

Total	5,678.70	756.02

For mode of valuation for each class of inventories, refer note number 2 (c)

Broad category of inventories:

			( in Crore)
Particulars		As at March 31, 2014	As at March 31, 2013
(a)	Work-in-progress
	Copper	1,051.13	—
	Slime	388.52	—
	Phosphoric acid	2.74	—
	Hydrate alumina	42.20	—
	Calcined alumina	196.07	—
	Anodes	97.44	—
	Hot metal	34.98	—
	Cast metal	4.14	—
	Anode butt	137.59	—
	Others	13.98	—

	Total	1,968.79	—

(b)	Finished goods
	Continuous Cast Copper Rod	22.60	—
	Copper Cathode	25.06	—
	Sulphuric Acid	6.73	—
	Phosphoric Acid	22.79	—
	Iron Ore	333.48	321.38
	Pig Iron	33.42	113.72
	Ingot	4.06	—
	Billet	1.75	—
	Wire Rod	1.93	—
	Others	37.99	—

	Total	489.81	435.10

172 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

18	TRADE RECEIVABLES

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Trade receivables outstanding for a period exceeding six months from the date they were due for payment
Unsecured, considered good	150.93	20.78
Doubtful	251.39	0.09
Less: Provision for doubtful trade receivables	(251.39)	(0.09)

Total	150.93	20.78

Other trade receivables
Unsecured, considered good	1,152.72	119.66
Doubtful	8.37	—
Less: Provision for doubtful trade receivables	(8.37)	—

Total	1,152.72	119.66

Total	1,303.65	140.44

19	CASH AND BANK BALANCES

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Cash and cash equivalents
Balance with banks in current accounts	211.75	9.59
Bank deposits with original maturity of less than 3 months [a]	77.86	—
Cash on hand	0.11	0.04
Cheques, drafts on hand		5.92
Other bank balances
Bank deposits with original maturity for more than 12 months [b]	1,268.30	—
Bank deposits with original maturity for more than 3 months but less than	537.00	—
12 months [c]
Earmarked unpaid dividend accounts	15.34	9.33

Total	2,110.36	24.88

a	Includes 4.86 Crore (Previous year Nil) on lien with banks.
b	Includes 0.07 Crore (Previous year Nil) on lien with banks and margin money 37.57 Crore (Previous year Nil).
c	Includes 187.00 Crore (Previous year Nil) on lien with banks.

20	SHORT TERM LOANS AND ADVANCES

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Unsecured considered good (unless otherwise stated)
Loans and advances to related parties (Refer note no 53)	206.04	50.70
Prepaid expenses	63.93	5.42
Advances / loans to employees	1.56	0.18
Sundry deposits	71.91	31.97

Financial Statements
Standalone	173

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

20	SHORT TERM LOANS AND ADVANCES (CONTD.)

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Balance with central excise and government authorities	450.94	138.26
Fair value derivative hedging receivable	36.38	3.10
Claims and other receivables	51.46	—
Advance to suppliers	401.22	62.81
Considered doubtful	28.69	0.62
Less: Provision for doubtful loans and advances	(28.69)	(0.62)

Total	1,283.44	292.44

21	OTHER CURRENT ASSETS

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Interest accrued on bank deposits	107.65	—
Assets held for sale	0.17	—
Export incentive receivable	167.53	—
Unamortised expenses on borrowings	149.71	155.19

Total	425.06	155.19

22	REVENUE FROM OPERATIONS

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Sale of products (gross) [a]	29,396.64	2,414.29
Sale of services
Job Work	257.73	—
Service fees	2.08	—
Hire of ship and transhipper	—	1.71
Hire of barges & jetties	—	5.15
Others	0.41	5.22
Export incentives	270.28	—
Other operating revenues
Unclaimed liabilities written back	42.01	—
Scrap sales	39.62	9.48
Sale of carbon credit	—	2.76
Sale of gases	4.63	4.73
Sale of slag	7.11	4.96
Miscellaneous income	65.56	—

Gross revenue from operations	30,086.07	2,448.30
Less: Excise duty	(1,549.54)	(100.67)

Net revenue from operations	28,536.53	2,347.63

174 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

a.	Details of products sold

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Iron ore	5.57	1,375.61
Metallurgical coke	180.06	171.94
Pig iron	1,456.21	866.74
Copper concentrate (Traded goods)	397.03	—
Continuous cast copper rod	6,400.54	—
Copper cathode	7,704.89	—
Anode slime	1,726.23	—
Phosphoric acid	462.00	—
Sulphuric acid	90.87	—
Aluminium wire rods	1,780.82	—
Aluminium ingots	4,002.55	—
Aluminium billets	1,706.90	—
Power sales	3,058.86	—
Zinc (Traded goods)	82.39	—
Alumina (Traded goods)	266.75	—
Others (include sale of coal, gypsum & silicic acid) (includes traded goods of 30.53 Crore)	74.97	—

Total	29,396.64	2,414.29

23	OTHER INCOME

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Interest income on:
Bank deposits	148.80	—
Loans	94.28	3.34
Others	106.84	0.24
Dividend income:
Current investments	—	16.08
Long term investments- subsidiaries / associates [a]	1,289.31	300.57
Long term investments- others	0.14	0.04
Net gain on sale of current investments	155.39	12.00
Profit on sale of fixed assets (net)	—	0.63
Other non-operating income	22.30	9.09

Total	1,817.06	341.99

a)	Includes dividend from subsidiaries 1,061.07 Crore (previous year 125.00 Crore), associate 228.24 Crore (previous year 175.57 Crore)

Financial Statements
Standalone	175

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

24	COST OF MATERIALS CONSUMED

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Material consumed:
Copper concentrate	13,730.53	—
Rock Phosphate	343.26	—
Iron ore	472.90	189.09
Alumina	1,757.05	—
CP Coke	447.26	—
Coal Tar Pitch	200.08	—
Aluminium Fluoride	85.67	—
Caustic	183.48	—
Bauxite	396.61	—
Others	328.75	35.50

Total	17,945.59	224.59

25	PURCHASE OF STOCK-IN-TRADE

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Coal	31.76	—
Iron ore	—	105.78
Alumina	267.19	—
Copper concentrate	437.22	—
Zinc	83.08	—

Total	819.25	105.78

26	CHANGES IN INVENTORIES OF FINISHED GOODS WORK-IN-PROGRESS AND STOCK-IN-TRADE

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Opening stock:
Finished goods	435.10	229.18
Add: Pursuant to Scheme of Amalgamation (Refer note no 31)	47.74	—
Work-in-progress	—	0.15
Add: Pursuant to Scheme of Amalgamation (Refer note no 31)	1,347.72	—

	1,830.56	229.33

Closing stock
Finished goods	489.81	435.10
Work-in-progress [a]	1,897.61	—

	2,387.42	435.10

Net increase	(556.86)	(205.77)

a	Excludes inventories of 71.18 Crore of work-in-progress related to trial production of intermediate products capitalised.

176 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

27	EMPLOYEE BENEFITS EXPENSE [a]

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Salaries and wages [b,c]	488.57	153.98
Contributions to provident and other funds	33.90	17.16
Staff welfare expenses	36.61	13.48

Total	559.08	184.62

a.	Net of recoveries

b.	In terms of the approvals accorded by the Members of the Company at their Annual General Meetings and the Board of Directors of the Company, during the year, the Company has accrued / paid remuneration of 18.90 Crore to whole time executive directors of the Company (including 12.27 Crore to the Executive Chairman of the Company), computed in accordance with Section 198 of the Companies Act 1956 and Schedule XIII to the Companies Act 1956 and has also accrued commission of 1.35 Crore ( 0.60 Crore for FY 2012-13 and 0.75 Crore for FY 2013-14) paid / payable to Independent Directors of the Company (including remuneration / commission, paid / payable for the period prior to the effective date of August 17, 2013 under the Scheme of Amalgamation to the erstwhile whole time executive directors / independent directors of Sterlite Industries (India) Limited which amalgamated into the Company pursuant to the Scheme (Refer note no 31).

In view of the inadequacy of profits for the year, the said remuneration to whole time executive directors of the transferor and transferee companies is in excess of the limits specified in Section 198 read together with Schedule XIII to the Companies Act, 1956. The Company has been legally advised that the said remuneration paid / payable by the Company to such executive / whole time directors is in continuity and in accordance with the Scheme of Arrangement sanctioned by the Honourable High Court of Madras and Honourable High Court of Judicature of Bombay at Goa, and hence shall not be deemed to be excess remuneration in terms of Schedule XIII to the Companies Act, 1956. The Company is seeking clarification from the Ministry of Corporates Affairs on the continuity and protection of the remuneration paid to Mr. Navin Agarwal, Executive Chairman of the Company as per the Scheme of Arrangement.

Further, out of the Commission accrued / paid to independent directors as stated above, Commission aggregating to 0.75 Crore is in excess of the limits specified in Section 309 (4) of the Companies Act, 1956. The Company is seeking approval of the Central Government for payment of the said excess amount to the independent directors.

The Company’s Board of Directors in its meeting dated August 17, 2013 had appointed Mr. M. S. Mehta as Whole Time Director of the Company up to December 31, 2013. This appointment and remuneration payable to Mr. M. S. Mehta was approved by the Shareholders through Postal Ballot in January 2014. The Board of Directors at its meeting dated December 31, 2013, had re-appointed Mr. M. S. Mehta as Whole Time Director of the Company from January 01, 2014 to March 31, 2014. The said appointment is subject to the approval of the shareholders of the Company at the forthcoming Annual General Meeting of the Company. Employee benefits expenses includes remuneration paid to Mr. M. S. Mehta, CEO amounting to 0.83 Crore which is subject to shareholders’ approval.

c.	The Company offers equity-based award plans to its employees, officers and directors through its parent, Vedanta Resources Plc (The Vedanta Resources Long-Term Incentive Plan (“LTIP”) and Employee Share Ownership Plan (“ESOP”)). The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share- based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant. Under this scheme, initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in the respective years. The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share, the performance period of each award is three years and the same is exercisable within a period of six months from the date of vesting beyond which the option lapse.

Vedanta has also granted a ESOP schemes that shall vest based on the achievement of business performance in the performance period. The vesting schedule is staggered over a period of three years. During the year, Vedanta has granted ESOP schemes that shall vest based on the achievement of business performance in the performance period. The vesting schedule is staggered over a period of three years from the date of grant with 70% vesting based on the achievement of business performance and the remaining 30% based on continued employment with the group till the end of third year. Under these schemes, Vedanta is obligated to issue the shares.

Financial Statements
Standalone	177

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

Further, in accordance with the terms of agreement between Vedanta and Sesa Sterlite, on the grant date fair value of the awards is recovered by Vedanta from Sesa Sterlite.

Amount recovered by Vedanta and recognised by the Company in the Statement of Profit and Loss for the financial year ended March 31, 2014 was 70.28 Crore (previous year 11.87 Crore). The Company considers these amounts as not material and accordingly has not provided further disclosures.

28	FINANCE COST

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Interest expense	2,782.12	278.29
Other borrowing costs (including forward premium)	416.42	0.75
Net loss on foreign currency transactions and translation	366.42	190.19

Total	3,564.96	469.23

29	OTHER EXPENSES

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Consumption of stores and spare parts	365.21	159.96
Cess	28.58	—
Water charges	69.02	0.16
Repairs to machinery	228.49	25.55
Repairs to building	20.99	4.41
Repairs others	15.26	2.11
Excise duty [a]	1.14	13.13
Royalty	0.75	58.46
Rent	8.19	2.97
Rates & taxes	10.90	1.84
Insurance	57.10	8.07
Conveyance & travelling expenses	18.18	5.37
Loss on sale of fixed assets (net)	6.62	—
Sitting fees and commission to directors	1.49	0.35
Payment to auditors [b]	7.49	2.46
Provision for doubtful trade receivables/advances	247.01	0.07
Net loss on foreign currency transaction and translations	527.97	58.18
Carriage outward	237.11	159.71
Mining expenses	50.84	163.62
Hire of barges	—	6.79
Wharfage, tonnage, handling and shipping expenses	26.28	39.08
Export duty	—	341.95
Demurrage over despatch	—	3.43
Commission on sales	3.64	2.74
Power scheduling/unscheduling charges	62.87	—
Research and development expenses	—	0.75
General expenses [c]	788.75	77.92

Total	2,783.88	1,139.08

a	Represents the aggregate of excise duty borne by the Company and difference between excise duty on opening and closing stock of finished goods.

178 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

b	Payment to statutory auditors comprise of:

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
i) To Statutory Auditors
For audit	1.96	0.30
For taxation matters	—	0.02
Certifications and Other Services	4.62	2.09
Reimbursement of Expenses	0.64	0.05
ii) To cost Auditors for cost audit	0.27	—

Total	7.49	2.46

c	General expenses include donations aggregating to 15.00 Crore (Previous Year 0.30 Crore) made during the year to Bharatiya Janata Party.

30	EXCEPTIONAL ITEMS

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Land regularisation fees [a]	64.04	—
Voluntary retirement expenses	—	9.71
Impairment of assets [b]	66.84

Total	130.88	9.71

a	Pertain to expenditure in connection with payment made pursuant to amendment during the year under Land Revenue Code for regulating mining dumps at Goa.
b	Represents impairment of mining assets of Jharsuguda aluminium at Lanjigarh as the Ministry of Environment and Forests has rejected the Stage II clearance for the Niyamgiri mining project.

31	AMALGAMATION SCHEMES

The Scheme of Amalgamation and Arrangement (the “Scheme-1”) amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Madras Aluminium Company Limited (‘Malco’) and the Company was sanctioned by the High Court of Judicature of Bombay at Goa vide its order dated April 3, 2013 and the Honourable High Court of Madras vide its order dated July 25, 2013. The Scheme became effective for Sterlite and Malco on August 17, 2013; and for SEL and VAL the scheme became effective on August 19, 2013.

The Honourable Supreme Court of Mauritius by an order dated August 24, 2012 and the Honourable High Court of Judicature of Bombay at Goa by an Order dated April 03, 2013, approved the Scheme of Amalgamation (the “Scheme-2”) of Ekaterina (holding 70.5% shareholding in Vedanta Aluminium Limited), with the Company. The effective date of amalgamation is August 17, 2013.

The summary of the appointed dates and effective dates of the schemes are as follows:

Particulars	Appointed date	Effective date
SEL	January 1, 2011	August 19, 2013
Sterlite	April 1, 2011	August 17, 2013
Ekaterina	April 1, 2012	August 17, 2013
Residual business of Madras Aluminium Company Limited (“Malco residual”)	August 17, 2013	August 17, 2013
VAL (Aluminium business demerger)	April 1, 2011	August 19, 2013

The above schemes have been given effect to in the financial statements for the year ended March 31, 2014

Financial Statements
Standalone	179

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

I.	Amalgamation of SEL with the Company:

(a)	SEL was engaged in the generation of commercial power in the State of Odisha and was a wholly owned subsidiary of erstwhile Sterlite.

(b)	In accordance with the Scheme-1:

(i)	SEL stands dissolved without winding up with effect from January 01, 2011, on the effective date.

(ii)	All assets, debts and liabilities of SEL have been deemed transferred to and vested in the Company with effect from January 01, 2011.

(iii)	SEL carried on the business for and behalf of the Company for the period from the appointed date to the effective date, in trust as per the Scheme-1.

(iv)	In accordance with the Scheme-1 upon Chapter 2 of the Scheme-1 becoming effective, SEL became a wholly owned subsidiary of SGL, and accordingly no shares were issued and allotted by SGL.

(c)	The amalgamation has been accounted under the ‘Pooling of Interests’ method as envisaged in the Accounting Standard (AS) -14 on Accounting for Amalgamations specified in the Companies (Accounting Standard) Rules 2006, whereby:

(i)	In accordance with the Scheme-1, the assets, liabilities and reserves (excluding share premium) of SEL as at January 01, 2011 along with subsequent additions/deletions up to March 31, 2013 have been recorded at their book values. Further, equity share capital, share premium account of SEL, and investments in the equity shares of SEL has been eliminated and resultant balance amount of 2.48 Crore has been debited to General Reserve of the Company.

(ii)	The profits of SEL from appointed date January 01, 2011 to March 31, 2013 have been transferred to the Surplus in Statement of Profit and Loss of the Company. The operations of SEL during the year have been accounted for in the current year’s Statement of Profit and Loss of the Company. The credit balance in Surplus in Statement of Profit and Loss of SEL as at April 01, 2013 194.02 Crore (after the alignment of accounting policies of SEL in line with SGL accounting policies) has been included in Surplus in Statement of Profit and Loss of the Company.

(iii)	In terms of the Scheme-1 inter-company balances (payables, receivables, loans, advances, etc) between SEL and the Company (after giving effect of Sterlite amalgamation) as at appointed date have been cancelled.
II.	Amalgamation of Sterlite with the Company:

(a)	Sterlite was engaged in the copper smelting business:

(b)	In accordance with the Scheme-1:

(i)	Sterlite stands dissolved without winding up with effect from April 01, 2011, on the effective date.

(ii)	1,656,179,625 number of equity shares have been issued to the equity shareholders of Sterlite, except for equity shares of Sterlite held by MALCO and excluding shares against which ADS were issued in the ratio of 3 equity shares of face value of Re 1/- each in the Company for every 5 equity shares held in Sterlite. 72,173,625 ADS of the Company representing 288,694,500 equity shares of the Company have been issued in the ratio of 3 ADS of the Company for every 5 ADS of Sterlite.

(iii)	All assets, debts and liabilities of Sterlite have been deemed transferred to and vested in the Company with effect from April 01, 2011.

(iv)	Sterlite carried on the business for and behalf of the Company for the period from the appointed date to the effective date, in trust as per the Scheme-1.

(c)	The amalgamation has been accounted under the ‘Pooling of Interests’ method as envisaged in the Accounting Standard (AS) -14 on Accounting for Amalgamations specified in the Companies (Accounting Standard) Rules 2006, whereby:

(i)	In accordance with the Scheme-1, the assets, liabilities and reserves of Sterlite as at April 01, 2011 along with subsequent addition/deletion up to March 31, 2013 have been recorded at their book values. The difference between the value of total assets, total liabilities and the face value of share capital allotted to the shareholders of Sterlite amounting to 134.45 Crore and credit balance in the General Reserve of 2,770.29 Crore has been credited to the General Reserve in accordance with the Scheme-1.

(ii)	In terms of the Scheme-1, inter-company balances (payables, receivables, loans, advances, etc) between VAL-Aluminium and the Company (after giving effect of Sterlite amalgamation) as at appointed date have been cancelled.

180 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

(iii)	The profits of Sterlite from the appointed date April 01, 2011 to March 31, 2013 have been transferred to Surplus in the Statement of Profit and Loss of the Company. The operations of Sterlite during the year have been accounted for in the current year’s Statement of Profit and Loss of the Company. The balance in Surplus in Statement of Profit and Loss of Sterlite as at April 01, 2013 3,069.67 Crore (after the alignment of the accounting policies of Sterlite in line with SGL accounting policies) has been included in Surplus in Statement of Profit and Loss of the Company.

III.	Aluminium Division of Vedanta Aluminium Limited (“VAL–Aluminium”) with the Company:

(a)	Vedanta Aluminium Limited was engaged in the production of aluminium with associated captive power plants. “VAL-aluminium” consisting of 0.5 mtpa aluminium smelter at Jharsuguda and 1.0 mtpa alumina refinery at Lanjigarh in the State of Odisha.

(b)	In accordance with the Scheme-1:

(i)	VAL-Aluminium demerged from VAL and merged with the Company from appointed date April 01, 2011.

(ii)	No shares have been issued and allotted by the Company to Vedanta Aluminium Limited for the demerger of the VAL-Aluminium and merger with the Company.

(iii)	All assets, debts and liabilities of VAL- Aluminium have been deemed transferred to and vested in the Company with effect from April 01, 2011.

(iv)	Vedanta Aluminium Limited carried on VAL- Aluminium business for and behalf of the Company for the period from the appointed date to the effective date, in trust as per the Scheme-1.

(c)	The merger has been accounted as under :

(i)	In accordance with the Scheme-1, the assets and liabilities of VAL-Aluminium as at April 01, 2011 along with subsequent addition/deletion up to March 31, 2013 have been recorded at their book values. Further, in accordance with the Scheme-1, excess of book values of assets over liabilities of VAL–Aluminium business amounting to 532.46 Crore has been credited to General Reserve of the Company.

(ii)	In terms of the Scheme inter-company balances (payables, receivables, loans, advances, etc) between VAL-Aluminium and the Company (after giving effect of Sterlite amalgamation) as at appointed date have been cancelled.
(iii)	The losses of VAL-Aluminium during the period April 01, 2011 to March 31, 2013 have been transferred to Surplus in Statement of Profit and Loss of the Company. The operations of VAL-Aluminium during the year have been accounted for in the current year’s Statement of Profit and Loss of the Company. The debit balance of Surplus in Statement of Profit and Loss of VAL-Aluminium as of April 01, 2013 4,389.54 Crore (after the alignment of accounting policies of VAL-Aluminium in line with SGL accounting policies) has been included in Surplus in Statement of Profit and Loss of the Company.

(iv)	In accordance with the Scheme-1, post the vesting of VAL-Aluminium business with the Company, shortfall of book values of assets over the liabilities of the aluminium business after adjusting the carrying value of equity share investment in VAL as on the effective date not representing by the net assets value of VAL as on effective date amounting to 1,471.63 Crore has been debited to General Reserve of the Company.

IV.	Residual business of The Madras Aluminium Company Limited (‘Malco-residual’) with the Company:

(a)	The Madras Aluminium Company Limited was engaged in the production of aluminium and commercial power generation business in the State of Tamil Nadu.

(b)	In accordance with the Scheme-1:

(i)	In accordance with the Scheme-1, the power business of Malco consisting of 100 MW coal based power plant was sold at a consideration of 150.00 Crore to VAL with appointed date of April 01, 2012. Residual business of Malco merged with the Company from appointed date August 17, 2013 and Malco ceased to exist.

(ii)	78,724,989 number of equity shares have been issued to the equity shareholders of Malco in the ratio of 7 equity shares of face value of Re 1/- each in the Company for every 10 equity shares held in Malco.

(iii)	All assets, liabilities and reserves of Malco- residual business were deemed transferred to and vested in the Company with effect from August 17, 2013.

(c)	The amalgamation has been accounted under the ‘Pooling of Interests’ method as envisaged in the Accounting Standard (AS) -14 on Accounting for Amalgamations specified in the Companies (Accounting Standard) Rules 2006, whereby:

(i)	The assets, liabilities and reserves of Malco- residual (except investment in the equity shares of Sterlite) as at appointed date have been recorded at their respective carrying values in the books of the Company. In accordance with the Scheme-1, the difference between the value of total assets (excluding investment in Sterlite), total liabilities, reserves and the face value of share capital allotted to the shareholders of Malco 14.62 Crore and credit balance in the General Reserve of 231.24 Crore has been credited to General Reserve of the Company.

Financial Statements
Standalone	181

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

(ii)	In terms of the Scheme-1, as at appointed date the investment in the equity shares of Sterlite in the books of Malco-residual has been cancelled and resultant balance amount of 312.26 Crore has been debited to General Reserve of the Company.

(iii)	In terms of the Scheme-1 inter-company balances (payables, receivables, loans, advances, etc) between Malco-residual and the Company as at the appointed date have been cancelled.

(iv)	The balance in Surplus in Statement of Profit and Loss of Malco-residual as at August 17, 2013 351.06 Crore (after the alignment of accounting policies of Malco-residual business in line with SGL accounting policies) has been included in Surplus in Statement of Profit and Loss of the Company.

(V)	Amalgamation of Ekaterina Limited (Ekaterina) with the Company:

(a)	The Honourable High Court of Judicature of Bombay at Goa, by an Order dated April 03, 2013, and The Honourable Supreme Court of Mauritius by an order dated August 24, 2012, approved the Scheme of Amalgamation (the “Scheme-2”) of Ekaterina (holding 70.5% shareholding in Vedanta Aluminium Limited), with the Company effective from the appointed date April 01, 2012. The effective date of amalgamation is August 17, 2013.

(b)	In accordance with the Scheme-2:

(i)	72,304,334 number of equity shares were issued to the equity shareholders of Ekaterina in the ratio of 1 equity share of face value Re 1 each in the Company for every 25 shares held in Ekaterina.

(ii)	In accordance with the Scheme-2, the assets, liabilities and reserves of Ekaterina as at April 01, 2012 along with subsequent addition/ deletion up to March 31, 2013 have been recorded in the books of the Company at their respective book values.

(iii)	Ekaterina stands dissolved without winding up with effect from April 01, 2012.

(iv)	Ekaterina carried on the business for and behalf of the Company for the period from the appointed date to the effective date, in trust as per the Scheme-2.
(c)	The amalgamation has been accounted under the ‘Pooling of Interests’ method as envisaged in the Accounting Standard (AS) -14 on Accounting for Amalgamations specified in the Companies (Accounting Standard) Rules 2006, whereby:

(i)	The assets, liabilities and reserves of Ekaterina as at appointed date have been recorded at their respective carrying values in the books of the Company. In accordance with the Scheme-2, difference between total assets, total liabilities, reserves and the face of value share capital allotted to the shareholders of EKTL amounting to 917.48 Crore credited to General Reserve of the Company.

(ii)	In terms of the Scheme-2 inter-company balances (payables, receivables, loans, advances, etc) between Ekaterina and the Company as at the appointed date have been cancelled.

V.	Consequent to the above and utilising the carry forward unabsorbed tax losses of VAL-Aluminium and SEL, the Company has recognised a current tax credit of 1,755.09 Crore during the year.

VII.	Subsequent to, the effectiveness of the Scheme, a Special Leave Petition challenging the order of the High Court of Judicature of Bombay at Goa has been filed by the income tax department, a creditor and a shareholder have challenged the Scheme in the High Court of Madras. The said petitions are pending for admission/hearing.

32	ACQUISITION OF VAL’S POWER BUSINESS THROUGH SLUMP SALE :

By way of Slump sale agreement dated August 19, 2013 between VAL and the Company, the power business consisting of 1,215 MW (9x135 MW) captive power plants situated at Jharsuguda and 300 MW co-generation facility (90MW operational and 210 MW under development) at Lanjigarh together with the assets and liabilities, has been purchased by the Company on a going concern basis at its carrying value at a consideration of 2,893 Crore.

33	ACQUISITION OF CAIRN INDIA LIMITED WITH ASSOCIATED DEBT :

Pursuant to the share purchase agreement, dated February 25, 2012 between Bloom Fountain Limited (‘BFL’), a wholly owned subsidiary of the Company and Vedanta Resources Holdings Limited (‘VRHL’), BFL acquired 38.68% shareholding in Cairn India Limited and associated debt of USD 5,998 million by way of acquisition of Twin Star Energy Holding Limited (‘TEHL’), for a nominal cash consideration of USD 1. Consequently w.e.f. August 26, 2013, TEHL, Twin Star Mauritius Holdings Limited (‘TMHL’) and Cairn India Limited (including all its subsidiaries) have become subsidiaries of the Company.

182 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

34	EARNINGS PER EQUITY SHARE

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Profit after tax attributable to equity share holders for Basic EPS	1,076.09	120.77
Profit after tax attributable to equity share holders for Diluted EPS*	1,076.09	120.77
Weighted Average no. of equity shares outstanding during the year for Basic EPS (Nos)	2,935,240,355	869,101,423
for Diluted EPS (Nos)*	2,935,240,355	869,101,423
Basic EPS (in ‘)	3.67	1.39
Diluted EPS (in ‘)*	3.67	1.39
Nominal Value per Share (in ‘)	1.00	1.00

*	During the year and the previous year the effect of potential equity shares on account of FCCBs is anti-dilutive and hence the same has not been considered in calculating the diluted EPS.

35	The employees’ gratuity fund scheme (a defined benefit plan) is managed by Life Insurance Corporation of India (LIC) and ICICI Prudential Life Insurance Company Limited. The present value of obligation is determined based on actuarial valuation using projected unit credit method, which recognize each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation. The obligation for short term compensated absences is recognised on actual basis for the portion of accumulated leave which an employee can encash.

Defined Contribution Plan

		( in Crore)
	2013-14	2012-13
Employer’s Contribution to Provident Fund and Family Pension Fund	17.77	6.81
Employer’s Contribution to Superannuation Fund	8.42	3.58

Defined Benefit Plan: The disclosure as required under AS 15 regarding the Company’s gratuity plan (funded) is as follows:

Actuarial assumptions

Particulars	2013-14	2012-13
Salary growth	6% - 7%	5% - 7%
Discount rate	9%	8%
Expected return on plan assets	9.45%	9% & 9.45%
Mortality Table	IALM	LIC (1994-96)
	(2006 - 08)	Ultimate Table

Financial Statements
Standalone	183

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

		( in Crore)
Particulars	2013-14	2012-13
Expenses recognised in the income statement
Current service cost	6.09	2.53
Interest cost	6.19	3.28
Expected return on plan assets	(5.55)	(2.63)
Net actuarial (gains)/losses recognised in the year	3.85	2.85
Direct payments	—	0.01
Adjustments relating to earlier years	—	0.73

Total (Gross of recoveries)	10.58	6.77

Movement in present value of defined benefit obligation

		( in Crore)
Particulars	2013-14	2012-13
Obligation at the beginning of the year	42.73	41.06
Add : Pursuant to Scheme of Amalgamation (Refer note no 31)	29.32	—
Current service cost	6.09	2.53
Interest cost	6.19	3.28
Actuarial loss on obligation	3.86	3.08
Benefits paid	(10.51)	(7.22)

Obligation at the end of the year	77.68	42.73

Movement in present value of plan assets

		( in Crore)
Particulars	2013-14	2012-13
Fair value at the beginning of the year	36.30	33.34
Add : Pursuant to Scheme of Amalgamation (Refer note no 31)	22.30	—
Expected returns on plan assets	5.55	2.63
Contribution	12.37	8.05
Actuarial gains and (losses)	0.01	0.23
Benefits paid	(10.51)	(7.22)
Adjustments relating to earlier years	—	(0.73)

Fair value at the end of the year	66.02	36.30

Amount recognised in the balance sheet

					( in Crore)
Particulars	2013-14	2012-13	2011-12	2010-11	2009-10
Present value of obligations at the end of the year	77.68	42.73	41.06	34.00	25.58
Less: Fair value of plan assets at the end of the year	(66.02)	(36.30)	(33.34)	(28.81)	(22.45)
Net liability recognised in the balance sheet	11.66	6.43	7.72	5.19	3.13
Experience adjustment on actuarial Gain/(Loss)
Plan Liabilities	12.64	1.05	0.79	3.28	0.60
Plan Assets	19.25	0.22	1.03	(1.92)	2.99

Notes:

In the absence of detailed information regarding Plan assets which is funded with Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed.

The Contribution expected to be made by the company during the financial year 2014-15 is 9.79 Crore

The estimate of rate of escalation in salary considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

184 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

36	The Company (erstwhile Sterlite) entered into Joint venture agreement with Orissa Mining Corporation Limited (OMCL) and incorporated South West Orissa Bauxite Mining Private Limited (SWOBM) with equity contribution of 0.05 Crore in the ratio of 74 (the Company):26 (OMCL). SWOBM was incorporated on July 15, 2009 to carry on the business of raising and mining bauxite and alumina bearing ore from the bauxite mines in the State of Odisha. As per JV agreement dated October 05, 2004 and subsequent amendment thereto in 2009, The Company was to enter into raising contract agreement with OMCL, the lessee of Niyamgiri Mines to raise bauxite from said mines. Since Ministry of Environment & Forests (MoEF) has not granted approval for forest diversion, no mining activity has been undertaken and accordingly the raising contract agreement was not entered into.

37	In an appeal filed by the Company (erstwhile Sterlite) against the closure order of the Tuticorin Copper smelter by Tamilnadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013 and therefore the plant remained closed for the major duration of the first quarter of fiscal 2014 impacting the revenue and profits of the copper segment. The Expert Committee submitted a report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on July 15, 2013 that the Copper smelter could continue its operations. The NGT also ordered that the recommendations made by the Expert Committee be implemented in a time bound manner. The Company has implemented all of the recommendations during the year. TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India, which is yet to listed for hearing.
38	The Central Excise Department had, in June 2010, alleged violation of Advance license conditions for the period 2005-2009 on the Company (erstwhile Sterlite). No show cause notice in this regard has been served on the Company. The Company has obtained a Writ for stay on recoveries / further proceedings from the Honourable Madras High Court, Madurai Bench in this matter. The company has also been legally advised that the alleged charges are not legally sustainable and there is no financial liability on the Company.

39	The Company (erstwhile SEL) had entered into an EPC contract with SEPCO Electric Power Construction Corporation (SEPCO) for setting up 1,980 MW Independent Power Plant at Talwandi, Punjab. The said contract has been novated in the name of Talwandi Sabo Power Limited (TSPL) by virtue of a novation agreement dated November 17, 2009 between the company, TSPL and SEPCO and all rights and obligations of the Company have been assigned to TSPL by virtue of the novation agreement. The Company has guaranteed to SEPCO to discharge TSPL’s obligation, including right of recourse to the Company under the guarantee, in case of failure of TSPL to perform its obligations under the EPC contract.

40	The Company (erstwhile SEL) has subscribed to the memorandum of association of M/s Rampia Coal Mines and Energy Private Limited, a joint venture company incorporated in India under the Companies Act, 1956 for the purpose of development of coal block. The Company has invested in 2.43 Crore equity shares of 1 each amounting to 2.43 Crore representing 17.39% of the total equity shares.

Following is the information pertaining to the Company’s interest in the above jointly controlled entity as extracted from the financial information of the jointly controlled entity.

( in Crore)
Particulars	As at March 31, 2014
Assets	2.44
Liability	0.09
Equity contribution	2.43
Deficit in Statement of Profit and Loss	0.09

41	a)	Lanjigarh project – Niyamgiri mining lease:

In respect of the Niyamgiri mining lease of the Company (erstwhile VAL), the Hon’ble Supreme Court in its order dated April 18, 2013 directed the Government of Odisha (“GOO”) to place any unresolved issues and claims of the local communities under the Forest Right Act and rules before the Gram Sabha. The GOO completed the process of conducting Gram Sabha meetings in 12 villages and submitted its report on the proceedings to the Ministry of Environment and Forests (“MOEF”).

Further the MOEF based on the report submitted by the GOO rejected the grant of stage II forest clearance for the Niyamgiri project of Orissa Mining Corporation Limited, which is one of the sources of supply of bauxite to the alumina refinery at Lanjigarh. In terms of the Memorandum of Understanding with the GOO (through OMC), 150 million tonnes of bauxite is required to made available to the Company. The Company is also considering sourcing of bauxite from alternate sources to support the existing and the expanded refinery operations.

Financial Statements
Standalone	185

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

b)	Expansion of Alumina Refinery:

With regard to the expansion project at Lanjigarh, the Company’s fresh application of environmental clearance is under consideration. In the meantime the expansion plans are on hold.

The above matters are critical to the planned operations of the aluminium business of the Company. The management expects that with timely support of relevant authorities, the above matters will be satisfactorily resolved.

42	DISCLOSURES UNDER SECTION 22 OF THE MICRO, SMALL AND MEDIUM ENTERPRISES DEVELOPMENT ACT 2006

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Principal amount remaining unpaid to suppliers as at the end of accounting year	6.66	0.11

Dues to micro and small enterprises have been determined to the extent such parties have been identified on the basis of intimation received from the “suppliers” regarding their status under the Micro, Small and Medium Enterprises Development Act, 2006.

43	In terms of the Mineral Concession Rules 1960 and Mineral Conservation and Development Rules (MCDR) 1988, the Company has provided a “financial assurance” in the form of a bank guarantee to the Regional Controller of Mines, towards its mine closure obligation. The Company has made a provision for expense to the extent of the bank guarantees provided.

The present mine closure provision at March 31, 2014 is as under:

		( in Crore)
Nature of Obligation	As at March 31, 2014	As at March 31, 2013
Provision for mine closure
Opening carrying amount	1.81	1.72
Additional provision made during the year	—	0.09
Closing carrying amount	1.81	1.81

44	IMPORTED AND INDIGENOUS MATERIALS CONSUMED

	As at March 31, 2014		As at March 31, 2013
	( in Crore)%		( in Crore)%
Raw materials:
Imported	16,526.01	92.09	—	—
Indigenous	1,419.58	7.91	224.59	100%
	17,945.59	100.00	224.59	100.00%
Stores and spare parts:
Imported	37.80	10.35	20.38	12.74%
Indigenous	327.41	89.65	139.58	87.26%
	365.21	100.00	159.96	100.00%

45	CIF VALUE OF IMPORTS

		( in Crore)
	As at March 31, 2014	As at March 31, 2013
Raw Materials	17,602.67	—
Components and spare parts	75.01	20.57
Fuel (including in transit)	1,091.37	351.84
Capital Goods	31.39	111.59

Total	18,800.44	484.00

186 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

46	EXPENDITURE IN FOREIGN CURRENCY

		( in Crore)
	As at	As at
	March 31, 2014	March 31, 2013
Interest	488.80	147.40
Professional and consultation fees	10.62	3.22
Services related to Fixed Assets	97.44	—
Foreign travel, subscription, etc.	2.34	0.83
Salaries, wages and incentives	—	11.87
Technical service charges	3.34	0.75
Long-term incentive scheme	76.86	—
Incidental damages payable to ASARCO (Refer note no 51)	47.25	—
Demurrage	—	6.51
Ocean freight	33.37	159.71
Others	28.54	17.97

Total	788.56	348.26

47	EARNINGS IN FOREIGN CURRENCY

		( in Crore)
	As at	As at
	March 31, 2014	March 31, 2013
Export of goods calculated on FOB basis	12,685.96	1,212.59
Management fees	2.11	—
Despatch	—	3.08
Sale of carbon credits	—	2.76
Others (ADS Reimbursement from CITI)	7.15	0.05

Total	12,695.22	1,218.48

48	PARTICULARS OF DIVIDEND PAID TO NON-RESIDENT SHAREHOLDERS

		( in Crore)
	As at	As at
	March 31, 2014	March 31, 2013
Number of Shareholders	4	3
a) Number of Shares held	1,628,741,709	—
2013-14 (Interim)- (‘ in Crore)	244.31	—
b) Number of Shares held	479,113,619	—
2012-13 (Final)- (‘ in Crore)	4.79	—
c) Number of Shares held	1,671,144,924	—
2012-13 (Interim) -(‘ in Crore) @	200.54	—
d) Number of Shares held	—	479,113,619
2011-12 (Final)- (‘ in Crore)	—	95.82

@	paid by erstwhile Sterlite.

Financial Statements
Standalone	187

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

49	A) Contingent liabilities

	As at	As at
	March 31, 2014	March 31, 2013
(a) Disputed liabilities in appeal :
(i) Income Tax demands principally in respect of depreciation consequent to block assessment, disallowance of short term capital loss, disallowance of commission on sales paid to non resident, Section 14A, demurrage, Section 10B deduction and additional depreciation on plant and machinery.	1,347.49	1,522.47
(ii) Sales Tax demands relating to tax on Freight and Entry Tax on imported goods	498.46	—
(iii) Excise Duty relating to disputes in respect of dutiability and availing of cenvat credit on certain capital goods and other inputs.	154.32	—
(iv) Service Tax demands for certain services rendered	25.95	—
(v) Custom duty relating to differential export duty on export shipments	14.04	34.41
(vi) FERA/FEMA matters relating to disputes in respect of certain investments into the Company	59.90	—
(vii) Forest development tax levied by Government of Karnataka	297.80	195.36
(viii) Cess on transportation of Ore, coal and coke levied by Government of Goa under the Goa Rural and Development and Welfare Cess Act, 2000 (Goa Act 29 of 2000)	107.33	105.33
(ix) Royalty demand in Karnataka	12.11	—
(x) Other matters principally related to Building Cess under Building and Construction Workers (RECS) Act, 1996 and corresponding Welfare Cess Act, 1996	10.63	—
(b) Claims against the company not acknowledged as debts principally related to commercial and employment contracts, stacking charges, dead rent on deemed mining leases and royalty.	249.29	23.83

(c)	Estimated cost of variation in copper and precious metals quantity due to adjustments done based on metal contents as per laboratory assessments pending receipt of final invoice amounts to 37.28 Crore (Previous year Nil).

(d)	Shenzhen Shandong Nuclear Power Construction Co. Limited (‘SSNP’) subsequent to terminating the EPC contract invoked arbitration as per the contract alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for refinery expansion project, and filed a claim of 1,780.16 Crore. SSNP also filed a petition under Section 9 of the Arbitration and Conciliation Act, 1996 before the Bombay High Court praying for interim relief. The Bombay High Court initially dismissed their petition, but on a further appeal by SSNP, the Division Bench of the Bombay High Court directed Jharsuguda aluminium to deposit a bank guarantee for an amount of 187.00 Crore as a security, being a prima facie representation of the claim, until arbitration proceedings are completed. Jharsuguda Aluminium has deposited a bank guarantee of equivalent amount. Management is of the opinion that this claim is not valid under the terms of the contract with SSNP and it is unlikely that SSNP can legally sustain the claim and accordingly, no provision is considered necessary.

(e)	Future cash flows in respect of the above, if any, is determined only on receipt of judgement/decisions pending with relevant authorities. The Company does not expect the outcome of matters stated above to have a material adverse effect on the Company’s financials conditions, result of operations or cash flows.

188 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

B)	Capital and other commitments

		( in Crore)
	As at	As at
	March 31, 2014	March 31, 2013
(a) Capital commitments
Estimated amount of contracts remaining to be executed on Capital account and not provided for (net of advances).	3,774.57	43.91
(b) Uncalled liability on shares and other investment commitments	1,669.94	—
(c) Other commitments
(i) The Company has given corporate guarantees to banks/ Financial Institutions/others on behalf of Volcan, Western Cluster, Rampia Coal Mine & Energy Pvt. Ltd., CMT, VGCB, Sterlite Infra and TSPL.	9,234.44	27.19
(ii) Export obligations against the import licenses taken for import of capital goods under the Export Promotion Capital Goods Scheme and advance license scheme for import of raw material	13,547.72	—
(iii) Customs duty bonds	2,426.58	2,807.75

(d)    Power Division of the company has signed a long term power purchase agreement (PPA) with Gridco Limited for supply of 32% of power generated from the power station. The PPA has a tenure of twenty five years.

50	(i) Karnataka mining:

The mining ban in Karnataka was lifted on April 18, 2013. The Company has complied with all conditions for the recommencement of operations, and mining operations resumed in December 2013 with a production 1.5 million tonnes during the year.

(ii)	Goa mining:

Subsequent to the year end, the Honorable Supreme Court (Supreme Court) vide its judgment dated April 21, 2014 has lifted the ban on mining in the State of Goa, subject to certain conditions, including formulation of the state policy for mining leases and renewals. It has imposed an interim restriction on the maximum annual excavation from the mining leases in the State of Goa to 20 million tonnes subject to determination of final capacity by Expert Committee appointed by the Supreme Court. Further, in its order, the Supreme Court has held that all mining leases in the State of Goa, including those of Sesa Sterlite, have expired in 2007 and no mining operations can be carried out until renewal/execution of mining lease deeds by the State government. It has also directed that out of the sale proceeds of the e-auction of excavated ore Leaseholders to be paid average cost of excavation of iron ore, and the balance amounts are to be allocated amongst various affected stakeholders and unallocated amounts to be appropriated to the State Government. The Company is of the view that its carrying value of inventories aggregating ‘ 296.43 Crore as at the Balance Sheet date would not be less than the realisation proceeds in terms of the said judgement. In view of the above, the iron ore inventories as at the balance sheet date have been carried at cost. The Company is in the process of obtaining the necessary permissions for commencement of operations at the earliest.

51	In March 2010, ASARCO had filed a complaint against the Company (erstwhile Sterlite) and its subsidiary Sterlite (USA) Inc, in the Bankruptcy Court of the Southern District of Texas, for alleged breach of the Purchase and Sale agreement signed in May 2008. The Bankruptcy Court of the Southern District of Texas, heard the matter and vide its order dated final judgement of February 27, 2012, has ruled that ASARCO is entitled to a gross amount of US$ 132.75 million in incidental damages. This amount shall be reduced by US$ 50 million paid by the Company to ASARCO in December 2009, making ASARCO entitled for a net amount of US$ 82.75 million. The Company has recognised a liability of 497.33 Crore (US$ 82.75 million). The Company and its subsidiary have filed notice of appeal against this judgement, the hearing of which is scheduled on the July 30, 2014.

Financial Statements
Standalone	189

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

52	SEGMENT INFORMATION AS PER ACCOUNTING STANDARD 17 ON SEGMENT REPORTING FOR THE YEAR ENDED MARCH 31, 2014

I)	Information about Primary Business Segments

	Business Segments
	Copper		Aluminium		Iron Ore		Power		Others		Unallocated		Eliminations		Total
	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous
Particulars	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
Revenue
External Revenue	17,337.66	—	8,127.44	—	5.97	1,387.67	2,727.83	—	1,728.24	1,038.70	—	—	—	—	29,927.14	2,426.37
Inter Segment Revenue	—	—	—	—	19.32	75.46	7.37	—	542.12	389.98	—	—	(568.81)	(465.44)	—	—
Gross Turnover	17,337.66	—	8,127.44	—	25.29	1,463.13	2,735.20	—	2,270.36	1,428.68	—	—	(568.81)	(465.44)	29,927.14	2,426.37
Less: Excise Duty recovered on Sales	876.96	—	580.47	—	—		—	—	92.11	100.67	—	—	—	—	1,549.54	100.67

Total Revenue	16,460.70	—	7,546.97	—	25.29	1,463.13	2,735.20	—	2,178.25	1,328.01	—	—	(568.81)	(465.44)	28,377.60	2,325.70

Results
Segment Result	873.18	—	503.87	—	(324.17)	281.06	250.29	—	48.83	(77.40)	—	—	—	—	1,352.00	203.66
Unallocated Corporate Expenses	—	—	—	—	—		—	—	—	—	544.87	—	—	—	544.87	—
Operating Profit/(Loss)	873.18	—	503.87	—	(324.17)	281.06	250.29	—	48.83	(77.40)	(544.87)	—	—	—	807.13	203.66
Less: Finance costs	—	—		—	—	—	—	—	—	—	3,564.96	469.23	—	—	3,564.96	469.23
Add : Other Income	—	—	—	—	—	—	—	—	—	—	1,817.06	332.27	—	—	1,817.06	332.27
Less: Income Tax (including Deferred Tax)	—	—	—	—	—	—	—	—	—	—	(2,147.74)	(63.78)	—	—	(2,147.74)	(63.78)
Less: Exceptional items	—	—	66.84	—	64.04	—	—	—	—	—	—	9.71	—	—	130.88	9.71
Net Profit/(Loss)	873.18	—	437.03	—	(388.21)	281.06	250.29	—	48.83	(77.40)	(145.03)	(82.89)	—	—	1,076.09	120.77
Other Information
Segment Assets	6,816.43	—	30,850.71	—	1,873.74	1,815.54	8,157.30	—	1,365.41	1,380.44	—	—	—	—	49,063.59	3,195.98
Unallocated Corporate Assets	—	—	—	—	—	—	—	—	—	—	34,426.09	15,239.33	—	—	34,426.09	15,239.33

Total Assets	6,816.43	—	30,850.71	—	1,873.74	1,815.54	8,157.30	—	1,365.41	1,380.44	34,426.09	15,239.33	—	—	83,489.68	18,435.31

Segment Liabilities	2,064.64	—	2,033.79	—	239.32	328.17	772.88	—	188.39	354.78	—	—	—	—	5,299.02	682.95
Unallocated Corporate	—	—	—	—	—	—	—	—	—	—	44,511.84	4,728.57	—	—	44,511.84	4,728.57
Liabilities

Total Liabilities	2,064.64	—	2,033.79	—	239.32	328.17	772.88	—	188.39	354.78	44,511.84	4,728.57	—	—	49,810.86	5,411.52

Capital Expenditure	188.45	—	518.78	—	43.15	269.04	107.65	—	2.80	74.27	6.98	—	—	—	867.81	343.31
Depreciation &	185.46	—	767.35	—	80.02	108.56	422.54	—	46.83	39.35	2.59	—	—	—	1,504.79	147.91
Amortisation
Non-cash Expenditure other than depreciation	0.10	—	81.09	—	26.44	—	218.73	—	1.74	—	—	70.16	—	—	328.10	70.16

(i)	Segments have been identified and reported taking into account, the different risks and returns, the organisation structure and the internal reporting system. The main business segments are (a) Copper which consist manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore (c) Aluminium which consist of manufacturing of alumina and various aluminium products (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment which comprise of pig iron and metallurgical coke. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

(ii)	Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and unallocated corporate liabilities respectively.

190 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

II)	Information about secondary segment

		( in Crore)
Geographical Segment	Current Year	Previous Year
Revenue by geographical segment
India	15,378.77	953.35
Outside India	12,998.83	1,372.35

Total	28,377.60	2,325.70

Carrying Amount of Segment Assets
India	49,063.59	3,173.41
Outside India	—	22.57

Total	49,063.59	3,195.98

Segment Capital Expenditure
India	860.83	343.31
Outside India	—	—

Total	860.83	343.31

Reconciliation between segment revenue and enterprise revenue

		( in Crore)
Particulars	Current Year	Previous Year
Segment Revenue (net of excise duty)
- Iron Ore	25.29	1,463.13
- Copper	16,460.70	—
- Aluminium	7,546.97	—
- Power	2,735.20	—
- Others	2,178.25	1,328.01
- Inter Segment Revenue	(568.81)	(465.44)

Total Segment Revenue	28,377.60	2,325.70

Enterprise Revenue
Revenue from operations (net)	28,536.53	2,347.63
Less: Other operating revenues	(158.93)	(21.93)

Total enterprise revenue	28,377.60	2,325.70

53	RELATED PARTY DISCLOSURES

List of related parties and relationships

A)	Entities Controlling the Company (Holding Companies)

Volcan Investments Limited (Ultimate Holding Company)

Vedanta Resources Plc (Intermediate Holding Company)

Vedanta Resources Holdings Limited (Intermediate Holding Company)

Richter Holding Limited (Intermediate Holding Company)

Vedanta Resources Finance Limited (Intermediate Holding Company)

Vedanta Resources Cyprus Limited (Intermediate Holding Company)

Twin Star Holdings Limited (Intermediate Holding Company)

Finsider International Company Limited (Intermediate Holding Company)

Westglobe Limited (Intermediate Holding Company)

Welter Trading Limited (Intermediate Holding Company)

B)	Fellow Subsidiaries

Konkola Copper Mines Plc

The Madras Aluminium Company Limited* (Fellow Subsidiary upto August 17, 2014)

Sterlite Technologies Limited

Sterlite Grid Limited

Sterlite Iron and Steel Company Limited

Sterlite Industries (India) Limited*

C)	Associates

Gaurav Overseas Private Limited

Raykal Aluminium Company Private Limited

D)	Subsidiaries

Hindustan Zinc Limited (Previous Year: Fellow Subsidiary)

Bharat Aluminium Company Limited (Previous Year: Fellow Subsidiary)

Malco Energy Limited (Earlier Vedanta Aluminium Limited) (Previous Year: Fellow Subsidiary)

Financial Statements
Standalone	191

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

Copper Mines of Tasmania Pty Limited (CMT)

Thalanga copper mines Pty Limited (TCM)

Sterlite Infra Limited (SIL)

Monte Cello B.V. (MOBV)

Talwandi Sabo Power Limited (TSPL) (Previous Year: Fellow Subsidiary)

Sesa Resources Limited (‘SRL’)

Sesa Mining Corporation Limited (‘SMCL’)

Goa Energy Limited

Bloom Fountain Limited (‘BFL’)

Twin Star Energy Holdings Limited (‘TEHL’) (Previous Year: Fellow Subsidiary)

Twin Star Mauritius Holdings Limited (‘TMHL’) (Previous Year: Fellow Subsidiary)

Western Cluster Limited

Sterlite (USA) Inc.

Fujairah Gold FZC

THL Zinc Ventures Ltd

THL Zinc Ltd

THL Zinc Holding B.V.

THL Zinc Namibia Holdings (Proprietary) Limited

Skorpion Zinc (Proprietary) Limited

Skorpion Mining Company (Proprietary) Limited

Namzinc (Proprietary) Limited

Amica Guesthouse (Proprietary) Limited

Rosh Pinah Health Care (Proprietary) Limited

Black Mountain Mining (Proprietary) Limited (Previous Year: Fellow Subsidiary)

Vedanta Lisheen Holdings Limited (earlier Vedanta Lisheen Finance Limited)

Vedanta Lisheen Mining Limited

Killoran Lisheen Mining Limited

Killoran Lisheen Finance Limited

Lisheen Milling Limited

Vedanta Exploration Ireland Limited (Date of Incorporation - May 16, 2013)

Sterlite Ports Limited

Maritime Ventures Private Limited

Sterlite Infraventures Limited

Pecvest 17 Proprietary Limited

Vizag General Cargo Berth Private Limited (Previous Year: Fellow Subsidiary)

Paradip Multi Cargo Berth Private Limited

Lakomasko B.V.

Cairn India Limited @

Cairn India Holdings Limited @

Cairn Energy Holdings Limited @

Cairn Energy Hydrocarbons Ltd @

Cairn Exploration (No. 7) Limited @

Cairn Exploration (No. 6) Limited @

Cairn Exploration (No. 2) Limited @

Cairn Energy Gujarat Block 1 Limited @

Cairn Energy Discovery Limited @

Cairn Energy Cambay B.V. @

Cairn Energy India West B.V. @

Cairn Energy Gujarat B.V.@

Cairn Energy Netherlands Holdings B.V. @

Cairn Energy Australia Pty Limited @

Cairn Energy India Pty Limited @

CEH Australia Limited @

CIG Mauritius Holdings Private Limited @

CIG Mauritius Private Limited @

Cairn Lanka Private Limited @

Cairn South Africa Proprietary Limited @

Cairn Energy Investments Australia Pty Limited @1

Wessington Investments Pty Limited @1

Sydney Oil Company Pty Limited @1

Cairn Exploration (No.4) Limited @1

Cairn Petroleum India Limited @1

Cairn Energy India Holdings B.V. @1

Cairn Energy Group Holdings B.V. @1

Cairn Energy Gujarat Holding B.V @1

Cairn Energy India West Holdings B.V. @1

Cairn Energy Cambay Holding B.V. @1

CEH Australia Pty Limited @1

Cairn Energy Asia Pty Limited @1

E)	Key Management Personnel

Mr. Anil Agarwal

Mr. Navin Agarwal

Mr. Tarun Jain

Mr. M. S. Mehta (Upto March 31, 2014)

Mr. P. K. Mukherjee (Upto March 31, 2014)

Mr. Amit Pradhan (resigned w.e.f. August 18, 2013)

Mr. Thomas Albanese $

Mr. D. D. Jalan #

F)	Relatives of Key Management Personnel

Mr. Dwarka Prasad Agarwal

G)	Others

Vedanta Foundation

Sesa Community Development Foundation

Public & Political Awareness Trust

Rampia Coal Mines & Energy Private Limited (Jointly Controlled Entity)

Goa Maritime Private Limited (Jointly Controlled Entity)

*	Ceases to be related party for the Company pursuant to the Scheme of Amalgamation (Refer note no 31)
@	Subsidiary w.e.f. August 26, 2013 (Previous Year: Associate)
[1]	Dissolved during the year
$	Appointed as Chief Executive Officer w.e.f. April 1, 2014
#	Appointed as Whole Time Director & Chief Financial Officer w.e.f. April 1, 2014

192 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

Transactions / Balances with related parties

																( in Crore)
	Holding Companies		Fellow Subsidiary		Subsidiary		Associates		Key Management Personnel		Relatives of Key Management Personnel		Others		Total
	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
Income :
(i) Revenue from Operations	—	—	577.70	6.50	1,164.60	14.93	—	—	—	—	—	—	—	—	1,742.30	21.43
(ii) Rendering of service
a) Interest and Guarantee Commission	—	—	3.67	3.34	94.91	—	—	—	—	—	—	—	—	—	98.58	3.34
b) Dividend Income	—	—	—	—	1,061.07	125.00	228.24	175.57	—	—	—	—	—	—	1,289.31	300.57
c) Outsourcing Service Fees	2.08	—	—	—	—	—	—	—	—	—	—	—	—	—	2.08	—
Expenditure :
(iii) Purchases
a) Purchase of goods	—	—	517.64	—	1,520.55	29.04	—	—	—	—	—	—	—	—	2,038.19	29.04
b) Power Charges	—	—	—	—	40.36	14.04	—	—	—	—	—	—	—	—	40.36	14.04
(iv) Receiving of services
a) Long-term Incentive Plan expenses/	165.64	11.87	—	—	(104.59)	—	—	—	—	—	—	—	—	—	61.04	11.87
(recovery)
b) Remuneration/Sitting Fees	—	—	—	—	—	—	—	—	43.36	3.79	—	—	—	—	43.36	3.79
c) Allocation of Corporate Expenses	—	—	—	—	(96.68)	—	—	—	—	—	—	—	—	—	(96.68)	—
d) Management Consultancy Services	30.47	—	—	—	(30.30)	—	—	—	—	—	—	—	—	—	0.17	—
including representative office fees
e) (Recovery of)/Reimbursement to/ for other expense	(0.00)	—	(5.59)	9.86	(107.58)	0.80	—	—	—	—	—	—	—	—	(113.17)	10.66
f) Donation	—	—	—	—	—	—	—	—	—	—	—	—	6.30	3.94	6.30	3.94
g) Interest and Guarantee Commission	4.48	—	—	—	—	—	—	—	—	—	—	—	—	—	4.48	—
(v) Transfer of Assets	—	—	0.06	—	0.07	—	—	—	0.04	—	—	—	—	—	0.17	—
(vi) Dividend paid	484.39	95.82	14.37	—	—	—	—	—	—	—	—	—	—	—	498.76	95.82
(vii) Guarantees given	115.00	—	—	—	9,097.27	27.19	—	—	—	—	—	—	22.17	—	9,234.44	27.19
(viii) Guarantees taken	21,073.89	—	—	—	—	—	—	—	—	—	—	—	—	—	21,073.89	0.00
(ix) Purchase/(Sales) of fixed assets	—	—	(0.28)	1.38	(0.08)	(0.14)	—	—	—	—	—	—	—	—	(0.36)	1.24
(x) Balances as at year end
a) Trade receivables	—	—	29.06	0.22	288.94	2.20	—	—	—	—	—	—	—	—	318.00	2.42
b) Loans and advances	1.08	—	32.98	39.97	6,758.79	10.50	—	—	—	—	—	—	—	—	6,792.85	50.47
c) Share Application Money Pending Allotment	—	—	—	—	105.97	32.96	—	—	—	—	—	—	—	—	105.97	32.96
d) Current liabilities
i) Trade Payables	—	—	17.66	—	59.90	1.08	—	—	—	—	—	—	—	—	77.56	1.08
ii) Other Current Liabilities	216.91	30.07	0.33	3.83	2,912.84	—	—	—	—	0.05	—	—	—	—	3,130.08	33.95
e) Investments	—	—	6.35	—	22,209.59	2,638.57	200.71	11,927.26	—	—	—	—	2.43	—	22,419.08	14,565.83
(xi) Transactions during the year
a) Loans and advances given / (received) during the year	1.08	—	(6.99)	0.59	6,748.29	10.50	—	—	—	—	—	—	—	—	6,742.38	11.09
b) Investments made during the year	—	—	—	—	2,218.44	373.95	—	—	—	—	—	—	—	—	2,218.44	373.95
c) Long-term borrowings repaid during the year	(324.02)	—	—	—	—	—	—	—	—	—	—	—	—	—	(324.02)	—
(xii) Purchase of Power business from MEL (erstwhile VAL) (Refer note no 32)	—	—	—	—	2,893.00	—	—	—	—	—	—	—	—	—	2,893.00	—

Financial Statements
Standalone	193

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

		( in Crore)
Disclosure in respect of transactions with related parties	Current Year	Previous Year
Income :
(i) Revenue from Operations
Fujairah Gold FZC	896.25	—
Sterlite Technologies Limited	577.70	—
Bharat Aluminium Company Limited	232.57	—
Malco Energy Limited	30.22	—
Goa Energy Limited	4.63	4.97
Hindustan Zinc Limited	0.82	1.42
Sesa Resources Limited	—	9.96
Sesa Mining Corporation Limited	0.11	—
Sterlite Industries (India) Limited	—	5.08

	1,742.30	21.43

(ii) Rendering of service
a) Interest and Guarantee Commission
Malco Energy Limited	92.89	—
Sterlite Iron and Steel Company Limited	2.49	3.34
Vizag General Cargo Berth Private Limited	1.49	—
Sterlite Technologies Limited	1.18	—
Fujairah Gold FZC	0.53	—

	98.58	3.34

b) Dividend Income
Hindustan Zinc Limited	850.38	—
Cairn India Limited (Subsidiary)	210.69
Cairn India Limited (Associate)	228.24	175.57
Sesa Resources Limited	—	125.00

	1,289.31	300.57

c) Outsourcing Service Fees
Vedanta Resources Plc	2.08	—

	2.08	—

Expenditure :
(iii) Purchases :
a) Purchase of goods
Malco Energy Limited	868.19	—
Copper Mines of Tasmania Pty Limited	561.99	—
Konkola Copper Mines	516.45	—
Hindustan Zinc Limited	83.08	—
Sesa Resources Limited	2.61	15.51
Bharat Aluminium Company Limited	1.43	—
Maritime Ventures Private Limited	1.82	—
Sterlite Technologies Limited	1.20	—
Sesa Mining Coproration Limited	0.65	13.53
Vizag General Cargo Berth Private Limited	1.54	—
Fujairah Gold FZC	(0.77)	—

	2,038.19	29.04

194 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

		( in Crore)
Disclosure in respect of transactions with related parties	Current Year	Previous Year
b) Power Charges
Malco Energy Limited	27.40	—
Goa Energy Limited	12.96	14.04

	40.36	14.04

(iv) Receiving of services
a) Long-term Incentive Plan expenses/(recovery)
Vedanta Resources Plc	165.64	11.87
Hindustan Zinc Limited	(60.76)	—
Bharat Aluminium Company Limited	(26.72)	—
Copper Mines of Tasmania Pty Limited	(1.26)	—
Talwandi Sabo Power Limited	(2.04)	—
Malco Energy Limited	(1.17)	—
Fujairah Gold FZC	(1.13)	—
Skorpion Zinc (Pty) Limited	(2.20)	—
Black Mountain Mining (Pty) Limited	(3.87)	—
Vedanta Lisheen Holdings Limited	(3.78)	—
Cairn India Limited	(0.66)	—
Vizag General Cargo Berth Private Limited	(1.01)	—

	61.04	11.87

b) Remuneration/Sitting Fees:
Mr. Navin Agarwal	17.22	—
Mr. M. S. Mehta	5.90	—
Mr. P. K. Mukherjee	4.50	2.30
Mr. Amit Pradhan	1.05	1.49
Mr. D. D. Jalan	4.55	—
Mr. Tarun Jain	10.14	—

	43.36	3.79

c) Allocation of Corporate Expenses :
Hindustan Zinc Limited	(58.71)	—
Bharat Aluminium Company Limited	(37.14)	—
Malco Energy Limited	(0.83)	—

	(96.68)	—

d) Management Consultancy Services including representative office fees :
Vedanta Resources Plc	30.47	—
Hindustan Zinc Limited	(18.55)	—
Bharat Aluminium Company Limited	(11.75)	—

	0.17	—

e) (Recovery of)/Reimbursement to/for other expense
Bharat Aluminium Company Limited	(73.69)	(0.02)
Hindustan Zinc Limited	(37.16)	0.28
Malco Energy Limited	13.58	(0.05)
Vedanta Resources Plc (31,456)	(0.00)	—
Konkola Copper Mines Plc	(5.03)	(0.04)

Financial Statements
Standalone	195

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

		( in Crore)
Disclosure in respect of transactions with related parties	Current Year	Previous Year
Sesa Resources Limited	4.48	(0.31)
Sesa Mining Corporation Limited	(0.06)	0.06
Goa Energy Limited	—	1.09
Bloom Fountain Limited	(0.01)	(0.01)
Western Cluster Limited	(0.28)	(0.03)
Sterlite Technologies Limited	(0.16)	—
Sterlite Iron And Steel Company Limited	(0.01)	—
Copper Mines of Tasmania Pty Limited	(0.36)	—
Fujairah Gold FZC	(0.40)	—
Sterlite Infra Limited	(0.24)	—
Black Mountain Mining (Pty) Limited	(1.32)	(0.02)
Cairn India Limited	(1.36)	—
Talwandi Sabo Power Limited	(7.06)	—
Vizag General Cargo Berth Private Limited	(3.59)	0.01
Paradip Multi Cargo Berth Private Limited (48,593)	0.00	—
Sterlite Ports Limited	(0.03)	—
Sterlite Infra Ventures Limited	(0.02)	—
Sterlite Grid Limited	(0.39)	—
Maritime Ventures Private Limited	0.03	—
Namzinc Pty Limited	(0.07)	—
Vedanta Lisheen Holdings Limited	(0.02)	—
The Madras Aluminium Company Limited	—	0.01
Sterlite Industries (India) Limited	—	9.69

	(113.17)	10.66

f) Donation
Vedanta Foundation	1.55	—
Sesa Community Development Foundation	4.75	3.94

	6.30	3.94

g) Interest and Guarantee Commission
Vedanta Resources Holdings Limited	4.48	—

	4.48	—

(v) Transfer of Assets
Sterlite Technologies Limited	0.06	—
Hindustan Zinc Limited	0.07	—
Bharat Aluminium Company Limited (27,187)	(0.00)	—
Mr. P. K. Mukherjee	0.04	—

	0.17	—

(vi) Dividend paid
Twin Star Holdings Limited	407.32	6.65
Finsider International Company Limited	64.24	80.30
The Madras Aluminium Company Limited	14.37	—
Westglobe Limited	7.09	8.87
Welter Trading Limited	5.74	—

	498.76	95.82

196 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

		( in Crore)
Disclosure in respect of transactions with related parties	Current Year	Previous Year
(vii) Guarantees given
Talwandi Sabo Private Limited	5,089.63	—
Sterlite Infra Limited	3,395.64	—
Vizag General Cargo Berth Private Limited	522.24	—
Copper Mines Tasmania Pty Limited	59.71	—
Western Cluster Limited	30.05	27.19
Volcan Investments Limited	115.00	—
Rampia Coal Mines & Energy Private Limited	22.17	—

	9,234.44	27.19

(viii) Guarantees taken
Vedanta Resources Plc	21,073.89	—

	21,073.89	—

(ix) Purchase/ (Sales) of Fixed Assets
Vizag General Cargo Berth Private Limited	(0.07)	—
Fujairah Gold FZC	(0.01)	—
Sesa Resources Limited	—	(0.14)
Sterlite Industries (India) Limited	—	1.38
Sterlite Technologies Limited	(0.28)	—

	(0.36)	1.24

(x) Balances as at year end
a) Trade Receivables
Fujairah Gold FZC	218.50	—
Bharat Aluminium Company Limited	64.62	—
Sterlite Technologies Limited	29.06	—
Goa Energy Limited	3.20	—
Sesa Resources Limited	1.66	2.19
Hindustan Zinc Limited	0.86	0.21
Sesa Mining Corporation Limited	0.10	—
Malco Energy Limited	—	0.01
Bloom Fountain Limited	—	0.01

	318.00	2.42

b) Loans and Advances
Sterlite Infra Limited	6,193.38	—
Talwandi Sabo Power Limited	395.65	—
Sesa Resources Limited	77.15	10.50
Bharat Aluminium Company Limited	53.92	—
Sterlite Iron And Steel Company Limited	18.52	39.97
Hindustan Zinc Limited	17.61	—
Malco Energy Limited	14.82	—
Konkola Copper Mines Plc	12.62	—
Sterlite Ports Limited	2.70	—
Sterlite Technologies Limited	1.76	—
Sterlite Infra Ventures Limited	1.69	—
Volcan Investments Limited	1.08	—

Financial Statements
Standalone	197

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

		( in Crore)
Disclosure in respect of transactions with related parties	Current Year	Previous Year
Paradip Multi Cargo Berth Private Limited	0.81	—
Sesa Mining Corporation Limited	0.75	—
Vizag General Cargo Berth Private Limited	0.21	—
Sterlite Grid Limited	0.08	—
Cairn India Limited	0.07	—
Black Mountain Mining Pty Limited	0.03	—
Copper Mines of Tasmania Pty Limited (10,000)	0.00	—
Namzinc Pty Limited (19,841)	0.00	—
Vedanta Foundation (8,000)	0.00	—

	6,792.85	50.47

c) Share Application Money Pending Allotment
Goa Energy Limited	32.96	32.96
Bloom Fountain Limited	56.21	—
Vizag General Cargo Berth Private Limited	16.80	—
	105.97	32.96
Non-current Portion of the (b) and (c) above	6,692.78	32.96
Current Portion of the (b) and (c) above	206.04	50.47

Total	6,898.82	83.43

d) Liabilities as at Mar 31, 2014
i) Trade Payables
Thalanga Copper Mines Pty Limited	59.76	—
Fujairah Gold FZC	0.14	—
Sesa Mining Corporation Limited	—	0.03
Goa Energy Limited	—	1.05
Konkola Copper Mines	17.66	—

	77.56	1.08

ii) Other Current Liabilities
Malco Energy Limited	2,907.94	—
Vedanta Resources Plc	216.91	30.07
Bharat Aluminium Company Limited	4.74	—
Talwandi Sabo Power Limited	0.01	—
Maritime Ventures Private Limited	0.15	—
Sterlite Technologies Limited	0.33	—
Sterlite Industries (India) Limited	—	2.27
Twin Star Mauritius Holdings Limited	—	1.56
Mr. P.K. Mukherjee	—	0.05

	3,130.08	33.95

e) Investments
Cairn India Limited	11,927.26	11,927.26
Malco Energy Limited	3,016.11	—
Talwandi Sabo Power Limited	2,500.00	—
Sesa Resources Limited	1,713.24	1,713.24
Hindustan Zinc Limited	1,101.50	—
Bloom Fountain Limited	1,029.76	911.27
Bharat Aluminium Company Limited	553.18	—
Monte Cello B.V.	204.23	—
Raykal Aluminium Company Private Limited	200.70	—

198 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

		( in Crore)
Disclosure in respect of transactions with related parties	Current Year	Previous Year
Vizag General Cargo Berth Private Limited	150.01	—
Goa Energy Limited	14.06	14.06
Sterlite Technologies Limited	6.35	—
Rampia Coal Mines & Energy Private Limited	2.43	—
Sterlite Infra Ventures Limited	0.13	—
Sterlite Infra Limited	0.05	—
Sterlite Ports Limited	0.05	—
Paradip Multi Cargo Berth Private Limited	0.01	—
Gaurav Overseas Limited	0.01	—

	22,419.08	14,565.83

(xi) Transactions during the year (including Pursuant to Scheme of Amalgamation) (Refer Note No 31)
a) Loans and advances given / (received) during the year
Sterlite Infra Limited	6,193.38	—
Talwandi Sabo Power Limited *	395.65	—
Sesa Resources Limited	66.65	10.50
Bharat Aluminium Company Limited	53.92	—
Sterlite Iron And Steel Company Limited	(21.45)	0.59
Hindustan Zinc Limited	17.61	—
Malco Energy Limited	14.82	—
Konkola Copper Mines Plc	12.62	—
Sterlite Ports Limited	2.70	—
Sterlite Technologies Limited	1.76	—
Sterlite Infra Ventures Limited	1.69	—
Volcan Investments Limited	1.08	—
Paradip Multi Cargo Berth Private Limited	0.81	—
Sesa Mining Corporation Limited	0.75	—
Vizag General Cargo Berth Private Limited	0.21	—
Sterlite Grid Limited	0.08	—
Cairn India Limited	0.07	—
Black Mountain Mining Pty Limited	0.03	—
Copper Mines of Tasmania Pty Limited (10,000)	0.00	—
Namzinc Pty Limited (19,841)	0.00	—
Vedanta Foundation (8,000)	0.00	—

	6,742.38	11.09

b) Investments made during the year
Talwandi Sabo Power Limited*	2,099.95	—
Bloom Fountain Limited	118.49	373.95

	2,218.44	373.95

c) Long-term borrowings repaid during the year
Vedanta Resources Holding Limited	(324.02)	—
(xii) Purchase of Power business from MEL (erstwhile VAL) (Refer note no 32)	2,893.00	—

(xiii) During the year, erstwhile Sterlite has given loan of 2,248 Crore to Malco Energy Limited. Consequent to the acquisition of power business of MEL along with its assets and liabilities, these inter company balance have been cancelled.

*	Pursuant to Board of directors approval, the Company converted existing unsecured loan of 2,099.95 Crore into equity investment from the outstanding loan amount of 2,493.61 Crore (comprising 1,860.00 Crore given by erstwhile Sterlite in the previous year and an amount of 633.61 Crore given during the year).

Financial Statements
Standalone	199

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

54	In Accordance with Clause 32 of Listing Agreement, Advance(s) in the nature of Loan is/are as under : (As Certified by the Management)

a)	Loans and advances in the nature of Loans

Name of the Company	Relationship	Balance as at March 31, 2014	Maximum Amount Outstanding during the year	Balance as at March 31, 2013
Talwandi Sabo Power Limited	Wholly owned Subsidiary	393.65	2,493.61	—
Sterlite Infra Limited	Wholly owned Subsidiary	6,193.16	6,196.84	—
Sterlite Ports Limited	Wholly owned Subsidiary	2.61	2.61	—
Sterlite Infra Ventures Limited	Wholly owned Subsidiary	1.54	1.54	—
Sterlite Iron and Steel	Others	8.05	33.81	33.47
Company Limited

(b)	None of the loanee have made, per se, investment in the shares of the company.

(c)	(i) Investments made by Sterlite Infra Limited in THL Zinc Ventures Limited - 1,00,001 Equity Shares and 70,00,000 Optionally Convertible Redeemable Preference Shares and in THL Zinc Holding B.V. - 37,38,000 Equity Shares & 55,00,000 Optionally Convertible Redeemable Preference Shares.

(ii) Investments made by Sterlite Ports Limited in Maritime Ventures Private Limited - 10,000 equity shares.

d)	The above loans and advances to subsidiary fall under the category of loans and advances in the nature of loans where there is no repayment schedule and are repayable on demand and are free from interest except Loan to Sterlite Iron and Steel Company Limited which is repayable on May 12, 2014 with an interest rate of 10%

e)	As per the Company’s policy, loan to employees are not considered in (a) above.

55	DISCLOSURE ON FINANCIAL AND DERIVATIVES INSTRUMENTS :

b)	Derivative contracts entered into by the company and outstanding as at Balance Sheet date :

(i)	To hedge currency risks and interest related risks, the company has entered into various derivatives contracts. The category wise break up of amount outstanding as on Balance Sheet date is given below :

		( in Crore)
	As at	As at
Particulars	March 31, 2014	March 31, 2013
Forex forward cover (net of forward cover sell)	10,810.89	1,122.46
Interest rate swap	703.88	—

Total	11,514.77	1,122.46

200 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

(ii)	For hedging commodity related risks :- Category wise break up is given below.

				( in Crore)
	As at March 31, 2014		As at March 31, 2013
Particulars	Purchases	Sales	Purchases	Sales
Forwards / Futures
Copper (MT)	90,725	85,625	—	—
Gold (Oz)	62,478	133,243	—	—
Silver (Oz)	603,152	1,197,822	—	—
Aluminium (MT)	—	22,750	—	—

b)	All derivative and Financial instruments acquired by the company are for hedging purposes only.

c)	Unhedged foreign currency exposure is as under:-

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Payable	4,321.85	149.51
FCCB’s	2,068.40	1,179.16
Foreign currency loan	3,668.24	23.61
Receivable	39.42	22.29
Bank Balance	0.02	0.02

56	The company considers its investment in and loans to subsidiaries as strategic and long term in nature and accordingly, in the view of the management, any decline in the value of such long term investments in subsidiaries is considered as temporary in nature and hence no provision for dimunition in value is considered necessary.

57	The Board of Directors in its meeting held on April 29, 2014, has approved the merger of Goa Energy Limited and Sterlite Infra Limited with the Company. With effect from the appointed date of April 1, 2014, both Goa Energy Limited and Sterlite Infra Limited are wholly owned subsidiaries of the Company and accordingly no shares are proposed to be issued under the merger. The merger is subject to the approval of jurisdictional High Courts and other statutory authorities as may be applicable.

58	Consequent to the effectiveness of the Scheme of Amalgamation and Arrangement, and acquisition of VAL’s power business through slump sale (Refer note no 31 and 32), the current year’s figures are not comparable with the previous year’s figures. Previous year’s figures have been regrouped/reclassified wherever necessary to conform with the current year’s classification / disclosure.

For and on behalf of Board of Directors

Navin Agarwal

Executive Chairman

D. D. Jalan

Whole Time Director &

Chief Financial Officer

Place : Mumbai

Dated : April 29, 2014

Thomas Albanese

Chief Executive Officer

C. D. Chitnis

Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS

Employee at Zinc India operations

202 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

SESA STERLITE LIMITED

(formerly known as Sesa Goa Limited)

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of SESA STERLITE LIMITED (formerly known as Sesa Goa Limited)(the “Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”), which comprise the Consolidated Balance Sheet as at March 31, 2014, the Consolidated Statement of Profit and Loss and the Consolidated Cash Flow Statement for the year then ended, and a summary of the significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Group in accordance with the accounting principles generally accepted in India. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated Financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated Financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the reports of the other auditors on the financial statements/ financial information of the subsidiaries, jointly controlled entities and associates referred to below in the Other Matters paragraph, the aforesaid consolidated Financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)	in the case of the Consolidated Balance Sheet, of the state of affairs of the Group as at March 31, 2014;

(b)	in the case of the Consolidated Statement of Profit and Loss, of the profit of the Group for the year ended on that date; and

(c)	in the case of the Consolidated Cash Flow Statement, of the cash flows of the Group for the year ended on that date.

EMPHASIS OF MATTER

We draw attention to Note 33 to the financial statements relating to the Scheme of amalgamation and arrangement and its effect given in the financial statements.

Our opinion is not qualified in respect of this matter.

OTHER MATTERS

a)	(i) We did not audit the financial statements / financial information of Bloom Fountain Limited, Black Mountain Mining (Pty) Ltd, Copper Mines of Tasmania Pty Limited, Goa Energy Limited, THL Zinc Namibia Holdings (Proprietary) Limited (Consolidated Financial Statements), Twin Star Mauritius Holdings Limited, Vedanta Lisheen Holdings Limited (Consolidated Financial Statements), Western Cluster Limited, Lakomasko B.V., Monte Cello BV, Pecvest 17 Proprietary Limited, Sterlite USA Inc., Thalanga Copper Mines Pty Limited, THL Zinc Holding B.V., THL Zinc Ventures Ltd, THL Zinc Ltd, Twin Star Energy Holdings Limited, the subsidiaries, whose financial statements / financial information reflect total assets (net) of 4,610.72 Crore as at March 31, 2014, total revenues of 4,217.91 Crore and net cash inflows amounting to 47.89 Crore for the year ended on that date, as considered in the consolidated financial statements.

Financial Statements
Consolidated	203

INDEPENDENT AUDITORS’ REPORT

(ii)	The consolidated financial statements also include the consolidated financial statements / financial information in respect of the Company’s subsidiary Cairn India Limited, whose consolidated financial statements / information reflect total assets (net) of 50,538.55 Crore as at March 31, 2014, total revenues of 11,903.85 Crore and net cash outflows amounting to 690.25 Crore for the period from August 26, 2013 (date when that entity became a subsidiary) to March 31, 2014. The said consolidated financial statements / financial information of the subsidiary have been derived from the consolidated financial statements of the subsidiary for the year ended March 31, 2014 which has been audited by other auditors and the consolidated financial statements / information of the subsidiary for the five months period ended August 31, 2013 which has been reviewed by other auditors, and adjusted for significant transactions of the subsidiary for the period from August 26, 2013 to August 31, 2013, as made by the management.

b)	(i) The consolidated financial statements also include the Group’s share of net profit of Nil for the year ended March 31, 2014, as considered in the consolidated financial statements, in respect of Gaurav Overseas Private Limited and Raykal Aluminium Company Private Limited, associate companies, whose financial statements / financial information have not been audited by us.

(ii)	The consolidated financial statements also include, in respect of Cairn India Limited, the Group’s share of consolidated net profit of 1,081.76 Crore for the period from April 1, 2013 to August 25, 2013 for the period that the entity was an associate, as considered in the consolidated financial statements. The financial information for the period from April 1, 2013 to August 31, 2013 have been reviewed by other auditors and adjusted for significant transactions of that associate for the period from August 26, 2013 to August 31, 2013, as made by the management.

c)	The consolidated financial statements also include the financial statements / financial information of Goa Maritime Private Limited, Rampia Coal Mines and Energy Private Limited, Highway, Reward, Mount Windsor Joint Venture, Reward Deeps & Conviction; and Madanpur South Coal Company Limited, the jointly controlled entities whose financial statements / financial information reflect total assets (net) of 6.80 Crore as at March 31, 2014, total revenues of 2.34 Crore and net cash inflows amounting to 0.31 Crore for the year ended on that date, as considered in the consolidated financial statements.

These Financial statements / financial information have been audited by other auditors whose reports have been furnished to us by the Management and our opinion, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, associates and jointly controlled entities, is based solely on the reports of the other auditors.

Our opinion is not qualified in respect of these matters.

For DELOITTE HASKINS SELLS LLP

Chartered & Accountants

(Firm’s Registration No. 117366W/W-100018)

Jitendra Agarwal

Partner

Membership No.87104

MUMBAI, April 29, 2014

204 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

CONSOLIDATED BALANCE SHEET

as at March 31, 2014

			( in Crore)
Particulars	Notes	As at March 31, 2014	As at March 31, 2013
EQUITY AND LIABILITIES
Shareholders’ funds
(a) Share capital	5	296.50	86.91
(b) Reserves and surplus	6	72,712.16	17,388.49
		73,008.66	17,475.40

Minority Interest		33,797.45	—
Non-current liabilities
(a) Long-term borrowings	7	54,965.77	1,179.16
(b) Deferred tax liabilities (net)	8	2,760.39	25.27
(c) Other long-term liabilities	9	1,399.48	2.32
(d) Long-term provisions	10	4,202.84	3.66

		63,328.48	1,210.41
Current liabilities
(a) Short-term borrowings	11	17,394.53	3,651.90
(b) Trade payables		4,134.59	321.21
(c) Other current liabilities	12	21,255.39	325.24
(d) Short-term provisions	13	1,224.47	52.86
		44,008.98	4,351.21

Total		214,143.57	23,037.02

ASSETS
Non-current assets
(a) Fixed assets	14
(i) Tangible assets		47,656.00	1,879.80
(ii) Intangible assets		311.11	89.08
(iii) Capital work-in-progress		43,127.69	722.54

		91,094.80	2,691.42
(b) Goodwill on Consolidation	15	39,238.32	2,167.60
(c) Non-current investments	16	208.63	15,881.98
(d) Deferred tax assets (net)	8	25.21	—
(e) Long-term loans and advances	17	13,940.43	492.02
(f) Other non-current assets	18	6,126.26	—

		150,633.65	21,233.02
Current assets
(a) Current investments	19	37,700.95	176.87
(b) Inventories	20	9,033.79	960.95
(c) Trade receivables	21	4,653.74	142.39
(d) Cash and bank balances	22	7,684.06	36.12
(e) Short-term loans and advances	23	3,274.18	332.32
(f) Other current assets	24	1,163.20	155.35

		63,509.92	1,804.00

Total		214,143.57	23,037.02

The accompanying notes are forming part of the Consolidated financial statements.

In terms of our report attached	For and on behalf of Board of Directors

For Deloitte Haskins & Sells LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Chief Executive Officer

Jitendra Agarwal	D. D. Jalan	C. D. Chitnis
Partner	Whole Time Director & Chief Financial Officer	Company Secretary
Place : Mumbai
Dated : April 29, 2014

Financial Statements
Consolidated	205

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

for the year ended March 31, 2014

			( in Crore)
		Year ended	Year ended
Particulars	Notes	March 31, 2014	March 31, 2013
GROSS REVENUE FROM OPERATIONS		69,419.59	2,849.61
Less: Excise duty		(3,267.18)	(100.67)
Net revenue from operations	25	66,152.41	2,748.94
Other income	26	2,073.47	53.86

Total Revenue		68,225.88	2,802.80

EXPENSES:
Cost of materials consumed		23,134.53	221.52
Purchases of stock-in-trade		736.17	96.19
Changes in inventories of finished goods, work-in-progress and stock-in-trade	27	(772.02)	(287.56)
Power & fuel		7,315.88	546.82
Employee benefits expense	28	2,702.32	249.52
Finance costs	29	5,094.41	474.65
Depreciation, depletion and amortisation expense		6,882.32	197.46
Other expenses	30	13,410.97	1,457.00

Total expenses		58,504.58	2,955.60

Profit/(Loss) before exceptional items and tax		9,721.30	(152.80)
Exceptional items	31	228.77	21.17
Profit/(Loss) before tax		9,492.53	(173.97)
Tax expense / (benefit):
- Current tax for the year		3,204.51	25.47
- Less: MAT credit entitlement		(2,458.95)	—
- Tax adjustments related to previous years		(1,519.88)	10.90

Net current tax expense / (benefit)		(774.32)	36.37

- Deferred tax for the year		(72.53)	(79.31)

Net tax benefit		(846.85)	(42.94)
Profit after tax for the year before Share in profit of Associates and Minority Interest		10,339.38	(131.03)

Add : Share in profit of Associates		1,081.93	2,411.28
Less : Minority Interest		(5,122.80)	—

Profit for the year		6,298.51	2,280.25

Earnings per equity share of 1 each (in ):	32
- Basic		21.46	26.24
- Diluted		21.46	26.24

The accompanying notes are forming part of the Consolidated financial statements.

In terms of our report attached

For Deloitte Haskins & Sells LLP

Chartered Accountants

Jitendra Agarwal

Partner

Place : Mumbai

Dated : April 29, 2014

For and on behalf of Board of Directors

Navin Agarwal Executive Chairman	Thomas Albanese Chief Executive Officer

D. D. Jalan Whole Time Director & Chief Financial Officer	C. D. Chitnis Company Secretary

206 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

CONSOLIDATED CASH FLOW STATEMENT

for the year ended March 31, 2014

				( in Crore)
	Year Ended		Year Ended
	March 31, 2014		March 31, 2013
A. CASH FLOW FROM OPERATING ACTIVITIES
Profit/(Loss) before tax		9,492.53		(173.97)
Consolidated Share in Profit of Associate		1,081.93		2,411.28
		10,574.46		2,237.31

Adjusted for :
- Exceptional items (Impairment of assets)	66.84		—
- Provision for doubtful trade receivables/advances	251.52		0.07
-Depreciation, depletion and amortisation expense	6,882.32		197.46
- Exploration costs written off	279.67		—
- Dividend on investments	(0.72)		(26.74)
- Interest Income	(1,314.61)		(3.69)
- Finance costs ( excluding net loss on foreign currency	4,692.90		342.22
transactions and translation)
- Foreign Exchange loss (net)	1,309.25		156.48
- Net gain on sale of investments	(722.07)		(12.00)
- Excess of carrying cost over fair value of current investments	77.46		—
- Loss /(Profit) on sale of fixed assets	32.16		(2.15)
- Unclaimed Liabilities written back	(48.32)		(1.97)
- Deferred government grant transferred	(0.19)		—
- Consolidated Share in Profit of Associate	(1,081.93)		(2,411.28)
		10,424.28		(1,761.60)

Operating profit before working capital changes		20,998.74		475.71
Adjusted for:
- Trade receivables and other assets	(2,183.52)		376.18
- Inventories	230.54		(85.80)
- Trade payables and other liabilities	929.09		(387.15)
		(1,023.89)		(96.77)

Cash generated from operations		19,974.85		378.94
Income taxes paid (net)		(4,374.05)		(356.73)

Net cash generated from operating activities		15,600.80		22.21

B. CASH FLOW FROM INVESTING ACTIVITIES
Payments for fixed assets including capital advances		(7,283.58)		(626.30)
Proceeds from sale of fixed assets		51.89		4.50
Purchase of current investments		(102,919.74)		(8,774.14)
Sale of current investment		95,213.70		9,113.23
Loss on forward covers		(115.14)		—
Loans to related parties		(498.50)		(0.59)
Loans repaid by related parties		151.22		—
Payments for acquisition of subsidiaries (refer note no 4 below)		—		(260.51)
Payment for buyback of shares at subsidiary (including buyback expenses)		(109.28)		—
Interest received		1,355.45		3.69
Dividend received from Associates		249.81		218.66
Dividend received		0.72		—
Bank balances not considered as cash and cash equivalents
- Placed		(7,011.18)		—
- Matured		9,567.68		0.69

Net cash used in investing activities		(11,346.95)		(320.77)

Financial Statements
Consolidated	207

CONSOLIDATED CASH FLOW STATEMENT

for the year ended March 31, 2014

		( in Crore)
	Year Ended	Year Ended
	March 31, 2014	March 31, 2013
C. CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from Long term borrowings	8,052.69	—
Repayment of Long term borrowings	(7,384.93)	(7.16)
Proceeds from Short Term borrowings	48,843.59	4,719.48
Repayment of Short Term borrowings	(47,128.52)	(3,517.82)
Repayment of loans to related parties	(544.80)	—
Net changes in other short term borrowings	—	(497.23)
Interest and finance charges paid	(4,675.24)	(258.16)
Dividend and tax thereon paid	(2,214.42)	(201.30)

Net Cash (used in) / from financing activities	(5,051.62)	237.81

Effect of exchange rate on cash & cash equivalent	(53.81)	—
Net decrease in cash and cash equivalents	(851.58)	(60.75)
Cash and cash equivalents at the beginning of the year	26.29	87.04
Add: Acquired on acquisition (Refer note no - 4 below)	763.19	—
Add: Pursuant to Scheme of Amalgamation (Refer note no 3(a) below)	1,444.10	—

Cash and cash equivalents at the end of the year	1,382.00	26.29
Add: Bank balances not considered as cash and cash equivalents	6,302.06	9.83

Closing balance of Cash and bank balances as per Note 22	7,684.06	36.12

Notes:

1)	The figures in bracket indicates outflow.

2)	Assignment of loan receivables from related parties against loan payable to a related party amounting to US$ 916.2 million ( 5,543.09 Crore) has been considered as non cash item.

3)	a) The amount of 1,444.10 Crore relates to Cash and cash equivalents with the entities/subsidiaries on the date of them becoming part of the Group, consequent to Scheme of Amalgamation.

b)	The Scheme of Amalgamation does not involve any cash outflow, since the consideration to the shareholders of the transferor companies were through issue of equity shares (Refer note no 33).

4)	Acquisition in current year relates to TEHL, TMHL and Cairn India Limited and its subsidiaries for a consideration of US$1 (64) (Refer note no 35)

The accompanying notes are forming part of the consolidated financial statements

In terms of our report attached

For Deloitte Haskins & Sells LLP

Chartered Accountants

Jitendra Agarwal

Partner

Place : Mumbai

Dated : April 29, 2014

For and on behalf of Board of Directors

Navin Agarwal Executive Chairman	Thomas Albanese Chief Executive Officer

D. D. Jalan Whole Time Director & Chief Financial Officer	C. D. Chitnis Company Secretary

208 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the financial statements as at and for the year ended March 31, 2014

1	COMPANY OVERVIEW

Sesa Sterlite Limited (formerly known as Sesa Goa Limited “SGL”) (“SSL” or “the Company”) and its consolidated subsidiaries are principally engaged in the business of Iron ore mining, non-ferrous metals (Copper, Aluminium and Zinc), commercial power generation and oil & gas.

SSL’s equity shares are listed on National Stock Exchange and Bombay Stock Exchange in India and its American depository shares (“ADS”) are listed on New York Stock Exchange in United States of America. Each ADS represents four equity shares. SSL is majority-owned and controlled subsidiary of Vedanta Resources Plc, a London listed company.

The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Madras Aluminium Company Limited (‘Malco’) and the Company was sanctioned by the High Court of Judicature of Bombay at Goa vide its order dated April 3, 2013 and the Honourable High Court of Madras vide its order dated July 25, 2013. The Scheme of Amalgamation between Ekaterina Limited and Sesa Goa Limited was sanctioned by the Honourable Supreme Court of Mauritius by an order dated August 24, 2012 and the High Court of Judicature of Bombay at Goa vide its order dated April 3, 2013.

The Scheme became effective for Sterlite, Ekaterina and Malco on August 17, 2013; and for SEL and VAL the scheme became effective on August 19, 2013. Consequent to the above, all the subsidiaries of Sterlite became subsidiaries of the Company. The Scheme has been given effect to in the financial statements for the year ended March 31, 2014 (Refer note no 33).

The Company’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at March 31, 2014.

The Company’s zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa.

The Company’s oil and gas business is owned and operated by Cairn India Limited (“Cairn”) in which SSL has 58.8% interest as at March 31, 2014.

The Company’s iron ore business is wholly owned by SSL and Sesa Resources Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. Company’s iron ore business also comprises Western Cluster Limited (“WCL”) in Liberia which has iron assets and is a wholly owned by the Company. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

The Company’s copper business is owned and operated by SSL, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and principally one of custom smelting.

The Company’s aluminium business is owned and operated by SSL and Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as on March 31, 2014. Aluminium business consists of mining of bauxite and manufacture of alumina and various aluminium products.

The Company’s power business is owned and operated by SSL and Talwandi Sabo Power Limited (“TSPL”), 274 MW of wind power plants commissioned by HZL and 270 MW power plant at BALCO.

The Company’s other activities include mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Vishakapatnam Port on the east coast of India and is handled by Vizag General Cargo Berth Private Limited (“VGCB”) and Paradip Multi Cargo Berth Private Limited (“PMCBPL”), in which the Company owns a 74% interest in each.

Pursuant to approval received from Registrar of Companies, the name of the Company has been changed from Sesa Goa Limited to Sesa Sterlite Limited w.e.f. September 18, 2013.

2	PRINCIPLES OF CONSOLIDATION

(a)	(I) The consolidated financial statements relate to Sesa Sterlite Limited (‘the Company’), its subsidiary companies, its jointly controlled entities (together the Group) and Group’s share of profit/loss in its associate companies. The Consolidated financial statements have been prepared on the following basis:

(i)	The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together the value of like items of assets, liabilities, income and expenses after fully eliminating intra-group balances and intra-group transactions and resulting profits or losses (unless cost cannot be recovered) in accordance with Accounting Standard (AS) 21—“Consolidated Financial Statements”.

(ii)	The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances with certain exceptions mentioned in Note 4(a) below and are presented to the extent possible, in the same manner as the Company’s separate financial statements.

Financial Statements
Consolidated	209

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

(iii)	The difference between the cost of investments in the subsidiaries over the net assets at the time of acquisition of shares in the subsidiaries is recognised in the financial statements as Goodwill or Capital Reserve on Consolidation as the case may be. Goodwill arising on consolidation representing mining/oil reserves is amortised based on “Unit of Production Method” and is tested for impairment on an annual basis.

(iv)	The carrying amount of the investment in associate at the date it becomes a subsidiary is regarded as the cost of the investment in the subsidiary.

(v)	Minority Interest’s share of net profit of Consolidated financial statements for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the company.

(vi)	Minority Interest’s share of net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the company’s shareholders.

(vii)	Investments in associate companies are accounted for using equity method in accordance with Accounting Standard (AS) 23 - “Accounting for Investments in Associates in consolidated financial statements”. Accordingly, the share of profit/loss of each of the associate companies (the loss being restricted to the cost of investment) has been added to/deducted from the cost of investments. The carrying value is reduced for the distributions received from the associates.
(viii)	The Company accounts for its share in the change in the net assets of the associate, post acquisition, after eliminating unrealised profits and losses resulting from transaction between the company and its associate to the extent of its share, through its Statement of Profit and Loss to the extent such change is attributable to the associates’ Statement of Profit and Loss and through its reserves for the balance.

(ix)	The difference between the cost of investment in the associate and the share of net assets at the time of acquisition of shares in the associate is identifed in the financial statements as Goodwill or Capital Reserve as the case may be.

(x)	The financial statements of the joint venture companies have been combined by using proportionate consolidation method and accordingly, venturer’s share of each of the assets, liabilities, income and expenses of jointly controlled entity after eliminating inter group balances and transactions, is reported as notes to Consolidated Financial Statements.

(II)	Financial Statements of Foreign Subsidiaries being non integral operations, have been converted in Indian Rupees at following Exchange Rates:-

(i)	Revenue and Expenses	: At the average of the year/period

(ii)	Assets and Liabilities	: At the end of the year

The resultant translation exchange difference is transferred to Foreign Currency Translation Reserve.

The financial statements of the subsidiaries used in the consolidation are drawn up to the same reporting date as that of the Company i.e March 31, 2014.

(b)	For the purpose of consolidation, the financial statements of some of the subsidiaries which had been prepared in accordance with International Financial Reporting Standards / the laws of the Country in which they are incorporated, have for the purpose of this consolidation, been converted and restated where considered material, to comply with Generally Accepted Accounting principles in India.

The financial statements of CMT, TCM, Fujairah Gold FZC, THL Zinc Ventures Ltd, THL Zinc Ltd, THL Zinc Namibia Holdings Proprietary) Ltd (consolidated), Black Mountain Mining (Proprietary) Limited, Vedanta Lisheen Holdings Limited (consolidated), Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, BFL, Western Cluster Limited, TMHL & TEHL are general purpose financial reports which have been prepared in accordance with generally accepted accounting principles and complies with other requirements of the law of the country in which the companies are incorporated. The financial statements of the above foreign subsidiaries reflect total revenue of 11,396.71 Crore (Previous year Nil) and total expenses of 11,215.74 Crore (Previous year 0.97 Crore) for the year ended March 31, 2014 and total assets of 53,161.64 Crore (Previous year 1,379.66 Crore) and total Liabilities of 42,425.41 Crore (Previous year 363.54 Crore) as on March 31, 2014.

210 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

(c)	Following subsidiary companies, associate companies and other entities have been considered in the preparation of Consolidated Financial Statements:

Subsidiaries

			% Ownership interest held by the parent
S. No	Name of the Company	Country of Incorporation	March 31, 2014	March 31, 2013
1	Copper Mines of Tasmania Pty Limited*	Australia	100	—
2	Thalanga Copper Mines Pty Limited*	Australia	100	—
3	Monte Cello B.V.*	Netherland	100	—
4	Bharat Aluminium Company Limited*	India	51	—
5	Sterlite Infra Limited*	India	100	—
6	Talwandi Sabo Power Limited*	India	100	—
7	Sterlite (USA) Inc.*	USA	100	—
8	Hindustan Zinc Limited*	India	64.92	—
9	Fujairah Gold FZC*	UAE	100	—
10	THL Zinc Ventures Ltd*	Mauritius	100	—
11	THL Zinc Ltd*	Mauritius	100	—
12	THL Zinc Holding B.V.*	Netherland	100	—
13	THL Zinc Namibia Holdings (Proprietary) Limited*	Namibia	100	—
14	Skorpion Zinc (Proprietary) Limited*	Namibia	100	—
15	Skorpion Mining Company (Proprietary) Limited*	Namibia	100	—
16	Namzinc (Proprietary) Limited*	Namibia	100	—
17	Amica Guesthouse (Proprietary) Limited*	Namibia	100	—
18	Rosh Pinah Health Care (Proprietary) Limited*	Namibia	69	—
19	Black Mountain Mining (Proprietary) Limited*	South Africa	74	—
20	Vedanta Lisheen Holdings Limited*	Ireland	100	—
21	Vedanta Lisheen Mining Limited*	Ireland	100	—
22	Killoran Lisheen Mining Limited*	Ireland	100	—
23	Lisheen Milling Limited*	Ireland	100	—
24	Killoran Lisheen Finance Limited*	Ireland	100	—
25	Sterlite Ports Limited*	India	100	—
26	Sterlite Infraventures Limited*	India	100	—
27	Vizag General Cargo Berth Private Limited*	India	74	—
28	Paradip Multi Cargo Berth Private Limited*	India	74	—
29	Maritime Ventures Private Limited*	India	100	—
30	Pecvest 17 Proprietary Limited*	South Africa	100	—
31	Lakomasko B.V.*	Netherland	100	—
32	Vedanta Exploration Ireland Limited*	Ireland	100	—
33	Malco Energy Limited (formerly Vedanta Aluminium Limited)*	India	100	—
34	Sesa Resources Limited (‘SRL’)	India	100	100
35	Sesa Mining Corporation Limited (‘SMCL’)	India	100	100
36	Goa Energy Limited	India	100	100
37	Western Cluster Limited	Liberia	100	100
38	Twin Star Mauritius Holdings Limited (‘TMHL’)**	Mauritius	100	—
39	Twin Energy Holdings Limited (‘TEHL’)**	Mauritius	100	—
40	Bloom Fountain Limited (‘BFL’)	Mauritius	100	100
41	Cairn India Limited**	India	58.85	—
42	Cairn India Holdings Limited**	Jersey	58.85	—
43	Cairn Energy Holdings Limited**	United Kingdom	58.85	—

Financial Statements
Consolidated	211

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

			% Ownership interest held by the parent
S. No	Name of the Company	Country of Incorporation	March 31, 2014	March 31, 2013
44	Cairn Energy Hydrocarbons Ltd**	United Kingdom	58.85	—
45	Cairn Exploration (No. 7) Limited**	United Kingdom	58.85	—
46	Cairn Exploration (No.6) Limited**	United Kingdom	58.85	—
47	Cairn Exploration (No. 2) Limited**	United Kingdom	58.85	—
48	Cairn Energy Gujarat Block 1 Limited**	United Kingdom	58.85	—
49	Cairn Energy Discovery Limited**	United Kingdom	58.85	—
50	Cairn Energy Cambay B.V.**	Netherlands	58.85	—
51	Cairn Energy India West B.V.**	Netherlands	58.85	—
52	Cairn Energy Gujarat B.V.**	Netherlands	58.85	—
53	Cairn Energy Netherlands Holdings B.V.**	Netherlands	58.85	—
54	Cairn Energy Australia Pty Limited**	Australia	58.85	—
55	Cairn Energy India Pty Limited**	Australia	58.85	—
56	CEH Australia Limited**	British Virgin Islands	58.85	—
57	CIG Mauritius Holdings Private Limited**	Mauritius	58.85	—
58	CIG Mauritius Private Limited**	Mauritius	58.85	—
59	Cairn Lanka (Pvt) Ltd**	Sri Lanka	58.85	—
60	Cairn South Africa (Proprietary) Limited**	South Africa	58.85	—

*	Pursuant to Scheme of Amalgamation (Refer note no 33)
**	w.e.f. August 26, 2013

The following entities became subsidiaries w.e.f August 26, 2013 have been dissolved during the year

1	Cairn Energy Investments Australia Pty Limited
2	Wessington Investments Pty Limited
3	Sydney Oil Company Pty Limited
4	Cairn Exploration (No.4) Limited
5	Cairn Petroleum India Limited
6	Cairn Energy India Holdings B.V.
7	Cairn Energy Group Holdings B.V.
8	Cairn Energy Gujarat Holding B.V.
9	Cairn Energy India West Holdings B.V.
10	Cairn Energy Cambay Holding B.V.
11	CEH Australia Pty Limited
12	Cairn Energy Asia Pty Limited

			% Ownership interest
S. No	Name of the Company	Country of Incorporation	March 31, 2014	March 31, 2013
Associate
1	Cairn India Limited (upto August 25, 2013)	India	—	20
2	RoshSkor Township (Proprietary) Limited	Namibia	50	—
3	Gaurav Overseas Private Limited	India	50	—
4	Raykal Aluminium Company Private Limited	India	24.5	—
Other Entities
1	Lisheen Mine Partnership [50% each held by Killoran Lisheen Mining Limited & Vedanta Lisheen Mining Limited]	Ireland	100	—

212 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

The Company is having interest in following joint ventures (Refer note no 36)

S. No	Jointly controlled entities	Country of Incorporation	Ownership interest (%)
1	Rampia Coal Mines and Energy Private Limited	India	17.39
2	Madanpur South Coal Company Limited	India	18.05
3	Goa Maritime Private Limited	India	50.00
4	Highway	Australia	70.00
5	Reward	Australia	68.85
6	Mount Windsor Joint Venture	Australia	70.00
7	Reward Deeps & Conviction	Australia	70.00

S. No	Oil & Gas blocks/fields	Area	Participating Interest
	(w.e.f. August 26, 2013)
1	Ravva block	Krishna Godavari	22.50%
2	CB-OS/2 – Exploration	Cambay Offshore	60.00%
3	CB-OS/2 - Development & production	Cambay Offshore	40.00%
4	RJ-ON-90/1 – Exploration	Rajasthan Onshore	100.00%
5	RJ-ON-90/1 – Development & production	Rajasthan Onshore	70.00%
6	PR-OSN-2004/1	Palar Basin Offshore	35.00%
7	SL 2007-01-001	North West Sri Lanka Offshore	100.00%
8	KG-ONN-2003/1	Krishna Godavari Onshore	49.00%
9	KG-OSN-2009/3	Krishna Godavari Offshore	100.00%
10	MB-DWN-2009/1	Mumbai Deep Water	100.00%
11	South Africa Block 1	Orange Basin South Africa Offshore	60.00%

3	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Basis of accounting and preparation

The Consolidated Financial Statements of the Company and its subsidiaries have been prepared on an accrual basis under historical cost convention and in accordance with Generally Accepted Accounting Principles in India (‘Indian GAAP’) to comply with the Accounting Standards notified under Section 211(3C) of the Companies Act, 1956 (“the 1956 Act”) (which continue to be applicable in respect of Section 133 of the Companies Act, 2013 (“the 2013 Act”) in terms of General Circular 15/2013 dated September 13, 2013 of the Ministry of Corporate Affairs) and the relevant provisions of the 1956 Act/2013 Companies Act. Accounting policies not stated explicitly otherwise are consistent with generally accepted accounting principles in India.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with Indian GAAP requires the management to make estimates and assumptions that affect the reported amount of assets and liabilities (including contingent liabilities) on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The management believes that the estimates used in preparation of the consolidated financial statements are prudent and reasonable. Future results could differ due to these estimates and the differences between the actual results and the estimates are recognised in the periods in which the results are known / materialise.

(c)	Inventories

Inventories including work-in-progress are stated at the lower of cost and net realisable value, less any provision for obsolescence. Cost is determined on the following bases:

(i)	purchased copper concentrate is recorded at cost on a First In First Out (“FIFO”) basis; all other raw materials including stores and spares are valued on a weighted average basis;

(ii)	finished products and work-in-progress are valued at raw material cost plus costs of conversion, comprising labour costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a weighted average basis except in case of copper finished products and work-in-progress which is determined on FIFO basis;

Financial Statements
Consolidated	213

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

(iii)	immaterial by-products and scrap are valued at net realisable value.

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.

(d)	Depreciation, depletion and amortization expense

Depreciation on tangible fixed assets has been provided on straight line method (SLM) as per the rates prescribed in Schedule XIV of the Companies Act, 1956 except that:

(i)	Mining leases are amortised in proportion to actual quantity of ore extracted there from.

(ii)	Amounts paid for renewal of forest clearances of owned mining leases are amortised over the operating period of lease.

(iii)	Individual items of assets costing upto 5,000 are fully depreciated in the year of acquisition.

(iv)	Additions on account of insurance spares, additions/extensions forming an integral part of existing plants and the revised carrying amount of the assets identified as impaired, are depreciated over residual life of the respective fixed assets.

(v)	Amortization of leasehold lands and buildings has been done in proportion to the period of lease. Leasehold improvements are amortised over the remaining period of primary lease (3 to 6 years) or expected useful economic lives, whichever is shorter.

(vi)	Railway wagons procured under Wagon Investment Scheme (WIS) are depreciated at the rate of 10% per annum on SLM basis.

For oil and gas assets, the expenditure on producing properties is depleted within each cost centre. Depletion is charged on a unit of production basis, based on proved reserves for acquisition costs and proved and developed reserves for other costs. Reserves for this purpose are considered on working interest basis which are reassessed atleast annually.

Impact of changes to reserves are accounted for prospectively.

Intangible assets are amortised over their estimated useful life. Software is amortised on SLM basis over the useful life of the asset or 5 years whichever is shorter. The estimated useful life of the intangible assets and the amortisation period are reviewed at the end of each financial year and the amortisation method is revised to reflect the changed pattern.

Goodwill on consolidation represents the underlying value of mining ore reserves/oil & gas reserves of the subsidiaries. Goodwill on consolidation which was hitherto not amortised, but was tested for impairment as at the year end, has with effect from current financial year has been amortised based on “Unit of Production Method”.

(e)	Revenue recognition

(i)	Sale of goods :

Revenue is recognised when significant risks and rewards of ownership of the goods sold are transferred to the customer and the commodity has been delivered to the shipping agent/ customer and it can be reliably measured and it is reasonable to expect ultimate collection. Revenue from operations includes sale of goods, services, scrap, excise duty, export incentives and are net of sales tax/value added tax and rebates and discounts.

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers / at rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

Revenue from the Company’s share (net of Government’s share of profit petroleum) of oil, gas and condensate production, recognized on a direct entitlement basis, when significant risks and rewards of ownership are transferred to the buyers. Government’s share of profit petroleum is accounted for when the obligation (legal or constructive), in respect of the same arises.

(ii)	Export incentives: Export benefits are accounted for in the year of exports based on eligibility and when there is no uncertainty in receiving the same.

(iii)	Income from services: Revenue in respect of contracts for services is recognised when the services are rendered and related costs are incurred.

(iv)	Tolling income: Tolling income represents tolling revenue from the Company’s businesses and Group’s share of revenues from pilotage and Oil Transfer Services from the respective joint ventures, which is recognised based on the rates agreed with the customers, as and when the services are rendered.

214 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

(v)	As operator from the joint venture: Revenue from Joint ventures is recognised for services rendered in the form of overhead based on the provisions of respective production sharing contracts.

(vi)	Other income:

•	Interest income is recognised on a time proportion basis by reference to the principal outstanding and at the interest rate applicable.

•	Dividend income is recognised when the right to receive dividend is established.

(f)	Import of copper concentrate and sale of copper and slime

In accordance with the prevailing international market practice, purchase of copper concentrate and sale of copper and slime are accounted for on provisional invoice basis pending final invoice in terms of purchase contract / sales contract respectively. The cases where quotational period price are not finalised as at the year end are restated at forward LME / LBMA rates as at the year end and adjustments are made based on the metal contents as per laboratory assessments done by the Company pending final invoice.

(g)	Tangible fixed assets

Fixed assets, except for the leasehold mine at Karnataka, are carried at historical cost (net of MODVAT / CENVAT / VAT) less accumulated depreciation / amortization and impairment losses, if any. Costs include non refundable taxes and duties, borrowing costs and other expenses incidental to the acquisition and installation upto the date the asset is ready for intended use.

Projects under which assets are not ready for their intended use and other capital work in progress are carried at cost, comprising direct cost, related incidental expenses and attributable interest till the commissioning of the project.

The Group has adopted para 46/46A of AS 11- The Effects of Changes in Foreign Exchange Rates and accordingly the cost of acquisition is adjusted for exchange differences relating to long-term foreign currency monetary liabilities attributable to the acquisition of fixed assets and the adjusted cost of respective fixed assets are depreciated over the remaining useful life of such assets.

The iron ore reserves of the leased mine located in Karnataka were valued and shown as fixed assets by erstwhile A. Narrain Mines Ltd. (ANML). The Company continues to show the value of the said mining lease as fixed assets after merger of the said ANML with the Company in earlier year.

The Company’s other mining leases having ore reserves, however, are not valued. Amounts paid to government authorities towards renewal of forest clearances in respect of owned mining leases are capitalized as a part of mining leases.

Fixed assets retired from active use and held for sale are stated at the lower of their net book value and net realisable value and are disclosed separately.

Oil and gas assets

The Group follows the successful efforts method of accounting for oil and gas assets as set out by the Guidance Note issued by the Institute of Chartered Accountants of India (ICAI) on “Accounting for Oil and Gas Producing Activities” (Revised 2013).

Expenditure incurred on the acquisition of a license interest is initially capitalised on a license by license basis. Costs are held, undepleted, within exploratory & development work in progress until the exploration phase relating to the license area is complete or commercial oil and gas reserves have been discovered.

Exploration expenditure incurred in the process of determining exploration targets which cannot be directly related to individual exploration wells is expensed in the period in which it is incurred.

Exploration/appraisal drilling costs are initially capitalised within exploratory and development work-in-progress on a well by well basis until the success or otherwise of the well has been established. The success or failure of each exploration/appraisal effort is judged on a well by well basis. Drilling costs are written off on completion of a well unless the results indicate that oil and gas reserves exist and there is a reasonable prospect that these reserves are commercial.

Where results of exploration drilling indicate the presence of oil and gas reserves which are ultimately not considered commercially viable, all related costs are written off to the statement of profit and loss immediately. Following appraisal of successful exploration wells, when a well is ready for commencement of commercial production, the related exploratory and development work-in-progress are transferred into a single field cost centre within producing properties, after testing for impairment.

Where costs are incurred after technical feasibility and commercial viability of producing oil and gas is demonstrated and it has been determined that the wells are ready for commencement of commercial production, they are capitalised within producing properties for each cost centre. Subsequent expenditure is capitalised when it enhances the economic benefits of the producing properties or replaces part of the existing producing properties.

Financial Statements
Consolidated	215

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

Any costs remaining associated with such part replaced are expensed off in the financial statements.

Net proceeds from any disposal of an exploration asset within exploratory and development work-in-progress are initially credited against the previously capitalised costs and any surplus proceeds are credited to the statement of profit and loss. Net proceeds from any disposal of producing properties are credited against the previously capitalised cost and any gain or loss on disposal of producing properties is recognised in the statement of profit and loss, to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

Amounts which are not being paid by joint venture partner in oil and gas blocks where Group is the operator and have been funded by it are treated as exploration, development or production costs, as the case may be.

Machinery spares:

Machinery spares which can be used only in connection with an item of fixed asset and whose use is expected to be irregular are capitalised and depreciated over the useful life of the principal item of the relevant assets.

Expenditure during construction period:

All costs attributable to the construction of project or incurred in relation to the project under construction, net of income, during the construction / pre-production period, are aggregated under expenditure during construction period to be allocated to individual identified assets on completion.

(h)	Intangible assets

Intangible assets are carried at cost less accumulated amortisation and impairment losses. The cost of intangible assets comprises its purchase price and any directly attributable expenditure on making the asset ready for its intended use and net of any trade discounts and rebates.

(i)	Borrowing costs

Borrowing costs include interest, amortisation of ancillary costs incurred and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the interest cost. Borrowing cost attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the date when such assets are ready for their intended use. Other borrowing costs are charged as expense in the year in which they are incurred. Capitalisation of borrowing costs is suspended and charged to the Statement of Profit and Loss during the extended periods when active development on the qualifying assets is interrupted.

(j)	Foreign currency transactions

Transactions denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction or at rates that closely approximate the rate at the date of the transaction.

Foreign currency monetary items outstanding at the balance sheet date are restated at year end rates. In case of monetary items which are hedged by derivative instruments, the valuation is done in accordance with accounting policy on derivative instruments.

Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Statement of Profit and Loss except that in respect of long term foreign currency monetary items relatable to acquisition of depreciable fixed assets, such difference is adjusted to the carrying cost of the depreciable fixed assets. In respect of other long term foreign currency monetary items, the same is transferred to “Foreign Currency Monetary Translation Difference Account” and amortised over the balance period of such long term foreign currency monetary items but not beyond March 31, 2020.

Non monetary foreign currency items are carried at cost.

(k)	Employee Benefits

(i)	Short term employee benefits:

Short term employee benefits are recognised as an expense at the undiscounted amount in the Consolidated Statement of Profit and Loss for the year in which the related service is rendered. Provision for compensated absences to employees is recognised based on undiscounted amount for the portion of accumulated leave which an employee can encash / avail.

(ii)	Long term employee benefits

Post employment and other long term employee benefits are recognised as an expense in the Consolidated Statement of Profit and Loss for the year in which the employee has rendered services. The expense is recognised at the present value of the amounts payable determined using actuarial valuation carried out as at the year end. Actuarial gains and losses in respect of post employment and other long term benefits are charged to the Consolidated Statement of Profit and Loss.”

(iii)	The Company’s subsidiary, Cairn India Limited, measures compensation cost relating to employee stock options using the fair value method in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the Guidance Note on Accounting for Employee Share-based payments issued by the Institute of Chartered Accountants of India (ICAI). Compensation expense is amortised over the vesting period of the option on a straight line basis.

216 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

(l)	Investments

(i)	Long term investments are carried individually at cost less provision for diminution, other than temporary, in the value of investments.

(ii)	Current investments are carried individually, at lower of cost and fair value.

Costs of investments include acquisition charges such as brokerage, fees and duties.

(m)	Issue expenses

Expenses of debenture / bond / floating rate note issues are charged to Statement of Profit and Loss over the tenure of the instrument. Expenses related to equity and equity related instruments are adjusted against the securities premium account.

(n)	Derivative instruments

The Group enters into forwards, options, swaps contract and other derivative financial instruments, in order to hedge its exposure to foreign exchange, interest rate and commodity price risks. The Company neither holds nor issues any derivative financial instruments for speculative purposes.

The premium and discount arising at inception of forward contracts is amortised as expense or income over the life of the contract.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Consolidated Statement of Profit and Loss. The hedged item is recorded at fair value. Gain or loss if any, is recorded in the Consolidated Statement of Profit and Loss and is offset by the gain or loss from the change in the fair value of the derivative.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and are determined to be an effective hedge are recorded in hedging reserve account. Any cumulative gain or loss on the hedging instrument recognised in hedging reserve is retained in hedging reserve until the forecast transaction occurs. Amounts deferred to hedging reserve are recycled in the Consolidated Statement of Profit and Loss in the periods when the hedged item is recognised in the Consolidated Statement of Profit and Loss or when the portion of the gain or loss is determined to be an ineffective hedge.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial assets or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which cash flow hedge accounting is applied, the associated gains and losses that were recognized in hedging reserve are included in the initial cost or other carrying amount of the asset and liability.

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the balance sheet date and gains or losses are recognised in the Statement of Profit and Loss immediately. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualities for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in hedging reserve is transferred to Consolidated Statement of Profit and Loss for the year.

For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in the Foreign Currency Translation Reserve as part of the exchange difference on translation of foreign operations to the extent it is effective. Any ineffective portions of net investment hedges are recognised in other income/expense in current earnings during the period of change. Under a hedge of a net investment, the cumulative gain or loss remains in the Foreign Currency Translation Reserve when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualities for hedge accounting or the Company revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the Consolidated Statement of Profit and Loss as part of the profit on disposal when the net investment in the foreign operation is disposed.

(o)	Taxation

Current tax is determined on the basis of taxable income and tax credits computed for the each of the entities in the Group in accordance with the provisions of applicable tax laws of the respective jurisdiction where the entities are located.

Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives future economic benefits in the form of adjustment to future income tax liability, is considered as an asset, if there is convincing evidence that the Company will pay normal income tax. Accordingly, MAT is recognised as an asset in the Balance Sheet when it is probable that future economic benefit associated with it will flow to the Company.

Financial Statements
Consolidated	217

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

Deferred tax is recognised on timing differences, being the differences between the taxable income and the accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax is measured using the tax rates and the tax laws enacted or substantively enacted as at the reporting date. Deferred tax liabilities are recognised for all timing differences. Deferred tax assets are recognised for timing differences of items other than unabosrbed depreciation and carry forward losses only to the extent that reasonable certainty exists that sufficient future taxable income will be available against which these can be realised. However, if there are unabsorbed depreciation and carry forward of losses, deferred tax assets are recognised only if there is virtual certainty that there will be sufficient future taxable income available to realise the assets. Deferred tax assets and liabilities are offset if such items relate to taxes on income levied by the same governing tax laws and the Company has a legally enforceable right for such set off. Deferred tax assets are reviewed at each balance sheet date for their realisability.

Current and deferred tax relating to items directly recognised in reserves are recognised in reserves and not in the Consolidated Statement of Profit and Loss.

(p)	Impairment of assets

The carrying amount of assets/cash generating unit is reviewed at each balance sheet date if there is any indication of impairment based on internal / external factors. An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. The recoverable amount is greater of the net selling prices and their value in use. An impairment loss is recognised in the Consolidated Statement of Profit and Loss where the carrying amount of an asset exceeds its recoverable amount. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

(q)	Provisions, contingent liabilities and contingent assets

A provision is recognised when the Group has a present obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation in respect of which a reliable estimate can be made. Provisions (excluding retirement benefits) are not discounted to their present value and are determined based on the best estimate required to settle the obligation at the Balance Sheet date. These are reviewed at each Balance Sheet date and adjusted to reflect the current best estimates. Contingent liabilities are not recognised but are disclosed in the financial statements. Contingent assets are neither recognised nor disclosed in the financial statements.

(r)	Segment reporting

The Group identifies primary segments based on the different risks and returns, the organization structure and the internal reporting systems. The operating segments are the segments for which separate financial information is available and for which operating profit / loss amounts are evaluated regularly by the Board of Directors in deciding how to allocate resources and in assessing performance.

The accounting policies adopted for consolidated segment reporting are in line with the accounting policies of the Group. Segment revenue, segment results, segment assets and segment liabilities have been identified to segments on the basis of their relationship to the operating activities of the segment.

Inter-segment revenue is accounted on the basis of transactions which are primarily determined based on market / fair value factors.

Revenue, expenses, assets and liabilities which relates to the Company as a whole and are not allocable to segments on reasonable basis have been included under “unallocated revenue / results / assets /liabilities”.

(s)	Cash Flow Statement:

Cash flows are reported using indirect method as set out in Accounting Standard (AS) -3 “Cash Flow Statement”, whereby profit / (loss) before extraordinary items and tax is adjusted for the effects of transactions of non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from operating, investing and financing activities of the Company are segregated based on the available information.

(t)	Earnings per share:

Basic earnings per share are calculated by dividing the net profit or loss after tax (including the post tax effect of extraordinary items, if any) for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year. The weighted average number of equity shares outstanding during the year is adjusted for events of bonus issue, bonus element in a rights issue to existing shareholders, share split and reverse share split (consolidation of shares).

For the purpose of calculating diluted earnings per share, the net profit or loss after tax (including the post tax effect of extraordinary items, if any) for the year attributable to equity shareholders and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares, if any.

(u)	Leases

As lessee

Finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the lower of the fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between the finance charges and reduction of the lease liability based on the implicit rate of return. Finance charges are recognised as an expense in the Consolidated Statement of Profit and Loss. Lease management fees, legal charges and other initial direct costs are capitalised.

218 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

If there is no reasonable certainty that the Group will obtain the ownership by the end of the lease term, capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased item, are classified as operating leases. Operating lease payments are recognised as an expense in the Consolidated Statement of Profit and Loss on a straight-line basis over the lease term.

(v)	Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine /oil fields. Such costs are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the Consolidated Statement of Profit and Loss over the life of the operation through the depreciation of the asset. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations and new disturbance. The adjusted cost of the asset is depreciated prospectively over the lives of the assets / amortised over the proved and developed reserves to which they relate.

Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are charged to the Consolidated Statement of Profit and Loss as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

(w)	Joint Ventures

The Group participates in several Joint Ventures involving joint control of assets for carrying out oil and gas exploration, development and producing activities. The Group accounts for its share of the assets and liabilities of Joint Ventures along with attributable income and expenses in such Joint Ventures, in which it holds a participating interest.

4	In respect of following items accounting policies followed by the subsidiary companies are different than that of the Company:

Item	Particulars		As at March 31, 2014 ( in Crore)	Proportion to the Item
(i) Depreciation	BALCO has charged depreciation on certain assets at following rates as against Schedule XIV rates of The Companies Act 1956, followed by the Company:
	(i) Medical/Office Equipment, Air Conditioners, Furniture and Electrical Appliances.	20%	2.13	0.03%
	(ii) Personal Computer and Electronic Equipment.	33.33%	0.91	0.01%
	(iii) Leasehold land including land development expenses.	Over 20 years	0.32	0.00%
	HZL has charged depreciation on certain assets at following rates as against Schedule XIV rates of The Companies Act 1956, followed by the company:
	Individual items of Plant & Machinery and vehicles costing upto 25,000/-	100%	0.17	0.00%
(ii) Fixed Assets	For the purpose of depreciation, in case of HZL additions/disposals are reckoned on the first day and last day of quarter respectively.	Additions	1,506.10	27.45%
		Disposals	186.79	66.23%
(iii) Inventory	Cairn (Consolidated) has determined cost of stores and spares as per FIFO method as against Weighted average method being followed by the Company.		593.02	47.95%

Financial Statements
Consolidated	219

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

5	SHARE CAPITAL

				( in Crore)
	As at March 31, 2014		As at March 31, 2013
Particulars	Number	Amount	Number	Amount
A. Authorised
Opening balance [Equity Shares of 1/- (2013 : 1/-) each with voting rights]	1,000,000,000	100.00	1,000,000,000	100.00
Add: Pursuant to the Scheme of Amalgamation (Refer note 33)	50,260,000,000	5,026.00	—	—

Closing balance	51,260,000,000	5,126.00	1,000,000,000	100.00

B. Issued, subscribed and paid up
Opening balance [equity shares of 1/- (2013 : 1/-) each with voting rights]	869,101,423	86.91	869,101,423	86.91
Add: Issued pursuant to the Scheme of Amalgamation (Refer note 33)*	2,095,903,448	209.59	—	—

Closing balance	2,965,004,871	296.50	869,101,423	86.91

*	includes 330,384 equity shares pending allotment kept in abeyance.

C.	Shares held by ultimate holding company and its subsidiaries/associates

	As at March 31, 2014		As at March 31, 2013
Particulars	No. of Shares held	% of holding	No. of Shares held	% of holding
Twin Star Holdings Limited (2)	1,144,661,034	38.61	33,274,000	3.83
Finsider International Company Limited	401,496,480	13.54	401,496,480	46.20
Westglobe Limited	44,343,139	1.50	44,343,139	5.10
Welter Trading Limited	38,241,056	1.29	—	—

Total	1,628,741,709	54.94	479,113,619	55.13

(1)	All the above entities are subsidiaries of Vedanta Resources Plc, the ultimate holding company.
(2)	In addition, Twin Star Holdings Limited holds 24,823,177 American Depository Shares representing 99,292,708 equity shares.

D.	Aggregate number of bonus shares issued, shares issued for consideration other than cash and shares bought back during the period of five years immediately preceding the reporting date

Particulars	As at March 31, 2014	As at March 31, 2013
Equity shares issued during the year pursuant to Schemes of Amalgamation (Refer note no 33)	2,095,903,448	—
Equity shares allotted as fully paid-up shares for consideration other than cash pursuant to the Scheme of Amalgamation (in FY 2010-11)	9,398,864	9,398,864
Equity shares allotted as fully paid-up bonus shares pursuant to capitalisation of reserves and securities premium (in FY 2008-09)	—	393,620,200

220 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

E.	Details of shareholders holding more than 5% shares in the Company

	As at March 31, 2014		As at March 31, 2013
Particulars	No. of Shares	% of holding	No. of Shares	% of holding
Twin Star Holdings Limited	1,144,661,034	38.61	33,274,000	3.83
Finsider International Company Limited	401,496,840	13.54	401,496,480	46.20
Franklin Templeton Investment Funds	—	—	85,073,669	9.79
CITI Bank N. A. New York # (American depository shares held as depository)	249,110,480	8.40	—	—

#	Includes 24,823,177 American Depository shares representing 99,292,708 equity shares on behalf of Twin Star Holdings Limited.

F.	Other disclosures

(1)	The Company has one class of equity shares having a par value of 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting, except in case of interim dividend, which is paid as and when declared by the Board of Directors. In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts, in proportion to their shareholding.

(2)	ADS shareholders do not have right to attend General meeting in person and also do not have right to vote. They are represented by depository, CITI Bank N.A. New York. As on March 31, 2014, 249,110,480 Equity Shares were held in the form of 62,277,620 ADS.
(3)	For terms of conversion “Foreign Currency Convertible Bonds” Refer note no 7.

(4)	In terms of Scheme of Arrangement as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated April 19, 2002 the erstwhile Sterlite Industries (India) Limited during 2002-2003 reduced its paid up share capital by 10.03 Crore. There are 219,937 equity shares of 1 each pending clearance from NSDL/CDSL. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the final decision on which is pending. Hon’ble High Court of Judicature at Mumbai, vide its interim order dated September 06, 2002 restrained any transaction with respect to subject shares.

6	RESERVE & SURPLUS

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Capital Reserve
Balance at the beginning of the year	0.25	0.25
Add: Pursuant to the Scheme of Amalgamation (Refer note no 33)	1.71	—

Balance as at the end of the year	1.96	0.25

Capital Reserve on Consolidation
Balance as at the beginning and at the end of the year	9.87	9.87
Preference Share Redemption Reserve
Balance at the beginning of the year	—	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no 33)	76.88	—

Balance as at the end of the year	76.88	—

Capital Redemption Reserve
Balance at the beginning of the year	—	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no 33)	1.52	—
Add: Transferred from General reserve	3.27	—

Balance as at the end of the year	4.79	—

Securities Premium Account
Balance as at the beginning of the year	1,869.42	1,869.42
Add: Pursuant to the Scheme of Amalgamation (Refer note no 33)	18,095.53	—

Balance as at the end of the year	19,964.95	1,869.42

Financial Statements
Consolidated	221

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

6	RESERVE & SURPLUS (CONTD.)

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Debenture Redemption Reserve
Balance as at the beginning of the year	—	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no 33)	258.58	—
Add: Transferred from Surplus in Consolidated Statement of Profit and Loss	318.37	—
Less: Transferred to Surplus in Consolidated Statement of Profit and Loss	(152.98)	—

Balance as at the end of the year	423.97	—

Legal Reserve*
Balance as at the beginning of the year	—	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no 33)	0.12	—
Add: Amount transferred from Surplus in Consolidated Statement of Profit and Loss	2.65	—

Balance as at the end of the year	2.77	—

General Reserve
Balance as at the beginning of the year	9,072.32	9,067.32
Add: Pursuant to the Scheme of Amalgamation (Refer note no 33)	9,066.90	—
Add: Amount transferred from Surplus in Consolidated Statement of Profit and Loss	1,008.17	5.00
Less: Transferred to Capital Redemption Reserve	(3.27)	—

Balance as at the end of the year	19,144.12	9,072.32

Hedging Reserve
Balance as at the beginning of the year	—	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no 33)	41.07	—
Add: Effect of foreign exchange rate variations on hedging instrument outstanding at the end of the year (net of deferred tax 33.82 Crore)	65.69	—
Less: Amount transferred to Consolidated Statement of Profit and Loss	(49.53)	—

Balance as at the end of the year	57.23	—

Deferred government grant
Balance as at the beginning of the year	—	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no 33)	0.10
Less: Amount transferred to Consolidated Statement of Profit and Loss	(0.10)	—

Balance as at the end of the year	—	—

Surplus in Consolidated Statement of Profit and Loss
Balance as at the beginning of the year	6,330.98	4,065.18
Add: Pursuant to the Scheme of Amalgamation (Refer note no 33)	18,960.71	—
Add: Profit for the year	6,298.51	2,280.25
Add: Transferred from Debenture Redemption Reserve	152.98	—
Less: Transferred to Debenture Redemption Reserve	(318.37)	—
Add: Impact on account of Change in Minority Interest during the year	36.54	—
Less: Interim dividend [dividend per share 1.50/-]	(444.70)	—
Less: Tax on Interim dividend	(189.09)	—
Less: Proposed dividend [dividend per share 1.75/- (Previous year 0.10/-)]	(518.88)	(8.69)
Less: Tax on Proposed Dividend (net of dividend received from subsidiary u/s 115 (O) of Income Tax Act, 1961)	—	(0.76)
Less: Transferred to General Reserve	(1,008.17)	(5.00)
Less: Transferred to Legal Reserve	(2.65)	—

Balance as at the end of the year	29,297.86	6,330.98

Foreign Currency Translation Reserve
Balance as at the beginning of the year	105.65	19.26
Add: Pursuant to the Scheme of Amalgamation (Refer note no 33)	648.18	—
Add: Effect of foreign exchange rate variations during the year	2,973.93	86.39

Balance as at the end of the year	3,727.76	105.65

Total	72,712.16	17,388.49

*	Legal reserve is created at Fujairah Gold FZC in accordance with free zone regulations.

222 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

7	LONG-TERM BORROWINGS

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Secured
Redeemable Non Convertible Debentures [a]	8,300.00	—
Term loans from banks [b]	18,501.54	—
Foreign currency loans from banks [c]	4,524.84	—
Buyers’ credit from banks [d]	99.21	—
Unsecured
Deferred sales tax liability [e]	138.57	—
Foreign currency convertible bonds [f]	—	1,179.16
Loans and advances from related parties (Refer note no 51) [g]	23,401.61	—

Total	54,965.77	1,179.16

Terms & conditions of Long-term borrowings

a)	Secured Redeemable Non Convertible Debentures includes :

(i)	11.50% Non Convertible Debentures (NCDs) issued by Jharsuguda Aluminium of 266.66 Crore [including current maturity of long-term borrowings of 133.33 Crore (Refer note no 12)] are secured by first pari passu charge in favour of Debenture Trustees on the immovable properties situated at Mauje Ishwarpura, Taluka Kadi, District Mehsana, Gujarat and in the District of Kalahandi, Orissa. These NCDs are further secured by first pari passu charge over the fixed assets of Jharsuguda Aluminium pertaining to 1MTPA Lanjigarh Alumina Refinery. These NCDs are redeemable in two equal installments payable at October 22, 2015 and October 22, 2014 respectively.

(ii)	NCDs issued by erstwhile Sterlite Industries (India) Limited for an aggregate amount of 2,000 Crore. Out of these, 1,000 Crore NCDs are issued at a coupon rate of 9.40% p.a., while another 1,000 Crore NCDs have been issued at a coupon rate of 9.24% p.a. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Sanaswadi in the State of Maharashtra and also by way of hypothecation on the movable fixed assets of Jharsuguda 2400 MW Power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all time during the currency of NCDs. These NCDs are redeemable in tranches of 500 Crore each on December 20, 2022, December 6, 2022, November 27, 2022 and October 25, 2022. In respect of all the four tranches of NCDs, the debenture holders and the Company have put and call option respectively at the end of the 5 years from the respective date of the allotment of the NCDs.

(iii)	NCDs issued by erstwhile Sterlite Industries (India) Limited of 2,500 Crore with an interest rate of 9.10% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over the tangible and intangible movable fixed assets, both present and future of Jharsuguda 2,400 MW power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCDs. These NCDs are redeemable on April 5, 2023. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs.

(iv)	NCDs issued by erstwhile Sterlite Industries (India) Limited of 1,200 Crore in two tranches of 750 Crore and 450 Crore, with an interest rate of 9.17% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the state of Tamilnadu and also by way of first pari passu charge over the movable fixed assets of Lanjigarh refinery expansion project including 210 MW power plant project, with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCD. These NCDs are redeemable on July 4, 2023 for 750 Crore and on July 5, 2023 for 450 Crore. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs.

(v)	12.25 % NCDs issued by BALCO aggregrating to 333.34 Crore [including current maturity of long-term borrowings of 166.67 Crore (Refer note no 12)] are redeemable at par in two equal annual Installments on November 17, 2015 and November 17,2014 and are secured by first pari passu charge on the movable and immovable properties of BALCO.

(vi)	NCDs issued by BALCO during the year of 500 Crore in two equal tranches carrying an interest of 8.58% and 8.60% each respectively. These NCDs are secured by first pari passu charge on the fixed assets of BALCO. These NCDs are redeemable at par in two equal installments in May 31, 2016 and November 30, 2015 respectively.

Financial Statements
Consolidated	223

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

(vii)	9.8% NCDs issued by TSPL on a private placement basis aggregating to 1,500 Crore. These NCDs have a tenure of 13 years from the respective date of allotment, repayable in twelve equal quarterly instalments after 10 years of allotment and secured by first pari passu charge on the assets of TSPL both present and future, with a minimum asset cover of 1.25 times during the lifetime of the NCDs (including the Debt Service Reserve Account) and unconditional and irrevocable corporate guarantee by the Company. The redemption of these NCDs will start from March 9, 2021.

(viii)	9% NCDs issued by VGCB during the year of 300 Crore. These NCDs are redeemable on May 6, 2016, and also carry a put and call option excercisable at the end of 2nd year, May 6, 2015. The NCDs are secured 1.1 times of the face value of outstanding debentures, by way of charge on the fixed assets of VGCB.

b)	Term loans from banks under secured borrowings includes :

(i)	Loan from State Bank of India taken by Jharsuguda Aluminium amounting to 9,613.31 Crore [including an amount of 498.75 Crore classified under current maturity of long-term borrowings (Refer note no 12)] at an interest rate of 11.75%. These loans are secured by (i) first priority charge by way of hypothecation of all present and future unencumbered and encumbered movable fixed asset for the Alumina refinery expansion at Lanjigarh and smelter expansion Project at Jharsuguda (including but not limited to Plant and Machinery, Machinery Spares, tools and accessories, base stock funded by the Rupee Facility of the Project (ii) first charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the project of Jharsuguda Aluminium (iii) first Charge on the Debt service receivable account and all monies lying to the credit of such amount from time to time (iv) second charge on current assets of Jharsuguda Aluminium for the project (v) These term loans are also backed by a Corporate Guarantee by Vedanta Resources Plc. These loans are repayable as 498.75 Crore within one year, 997.50 Crore within second year, 1,567.50 Crore within third year, 2,101.88 Crore within fourth year, 2,565 Crore within fifth year and 1,882.68 Crore in the sixth year.

(ii)	Loan of 1,800 Crore taken during the year by Jharsuguda Aluminium from Axis Bank at an interest rate of 10.50%. These loans are secured by a first charge by way of mortgage / hypothecation of movable / immovable of all present and future assets of Jharsuguda Aluminium. These loans are repayable as 600 Crore in February 2017, 700 Crore in February 2018 and 500 Crore in February 2019.
(iii)	Loan of 400 Crore [including 25 Crore of current maturity of long-term borrowings (Refer note no 12)] taken during the year by Jharsuguda 2,400 MW power plant from Canara Bank at an interest rate of 11.20 % per annum. The loan is secured by way of second pari passu charge on specific fixed assets of Jharsuguda 2,400 MW power plant except agricultural land. The loan is repayable in December 2018.

(iv)	Term loan of 7,211.98 Crore (US$ 1,200 million) from Standard Chartered Bank taken by TMHL. The loan bears an interest rate of LIBOR plus 275 basis points and is due for repayment in four equal installments starting from June 2015. The facility is guaranteed by Vedanta Resources Plc. Further TEHL has pledged all the shares it holds in TMHL as security for this loan.

c)	Foreign currency loans from banks under secured borrowings includes:

(i)	External Commercial Borrowings (ECB) of Jharsuguda Aluminium aggregating to 3,272.76 Crore (US$ 544.55 million) in two tranches at an interest rate of LIBOR plus 400 basis points for 3,004.99 Crore (US$ 500.00 million) and LIBOR plus 360 basis points for 267.77 Crore (US$ 44.55 million). The ECB is repayable in three annual installments on April 21, 2015, April 21, 2016, April 21, 2017 and is secured by all present and future movable asset of Jharsuguda Aluminium including its movable plant and machinery, equipment, machinery, spare tools and accessories and other moveable whether installed or not and all replacements thereof and additions thereof whether by way of substitution, addition, replacement, conversion or otherwise howsoever together with all benefits, rights and incidental attached thereto which are now owned or to be owned in the future by the borrower. This loan is also backed by guarantee from Vedanta Resources Plc.

(ii)	External commercial borrowings of BALCO aggregating to 1,202.00 Crore at a coupon rate linked to 6 month LIBOR plus 260 basis points. The ECB is repayable in three annual installments due in August 2016, August 2017 and August 2018. The facility is secured by first pari passu charges on all the fixed assets (excluding land) of the BALCO project both present and future along with secured lenders.

(iii)	External commercial borrowings of BALCO aggregating to 100.16 Crore [including 50.08 Crore classified under current maturity of long-term borrowings] at an interest rate of 6 month LIBOR plus 345 basis points. The ECB is repayable in two equal annual installments due in November 2014 and November 2015. The ECB are secured by first pari passu charges on all movable fixed assets including plant & machinery related 1,200 MW power project and 3.25 LTPA Smelter projects of BALCO both present and future along with secured lenders.

224 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

d)	Buyers Credit from banks under secured borrowings includes :

(i)	55.71 Crore [included in current maturity of long-term borrowings (Refer note no 12)] taken by Jharsuguda Aluminium at an interest rate of LIBOR plus 50 - 200 basis points. It has an exclusive charge on the assets of Jharsuguda Aluminium imported under this facility and a first charge on the current assets of Jharsuguda Aluminium on pari passu basis. These buyers credit are repayable within one year.

(ii)	94.12 Crore taken by VGCB at an interest rate ranging from 0.85% to 2.24% and are secured by unconditional and irrecoverable corporate guarantee from the company and exclusive charge on the assets of VGCB imported under this facility. These buyers credit are repayable ranging from 15 months to 36 months with respective banks.

(iii)	1,359.79 Crore taken by TSPL at an interest rate of 6 month LIBOR plus 190 basis points [including 1,354.70 Crore included in current maturity of long-term borrowings] and are secured by unconditional and irrevocable Corporate Guarantee from the Company and first charge on pari passu basis on all the movable assets of TSPL. These buyers credit are repayable from April 2014 to June 2015.

(iv)	100.28 Crore taken by BALCO at an interest rate of 6 month LIBOR plus 200 basis points [currently classified under current maturity of long-term borrowings (Refer note no 12)] and are secured by a subservient charge on the current assets and movable fixed assets and negative lien on entire fixed assets of BALCO.

(v)	555.64 Crore taken by BALCO at an interest rate of LIBOR plus 160 basis points [currently classified under current maturity of long-term borrowings (Refer note no 12)] and are secured by exclusive charge on assets to be imported under the facilities.

e)	Unsecured deferred sales tax liability of 142.62 Crore [including amount classified under current maturity of long-term borrowings of 4.05 Crore (Refer note no 12)] outstanding as at March 31, 2014 is currently repayable in monthly instalments till March 2027.

f)	Foreign Currency Convertible Bonds includes :

(i)	4% Convertible Notes of US$ 1,000 each amounting to US$ 500 million issued by erstwhile Sterlite Industries (India) Limited in financial Year 2009-10. Subject to certain exceptions, the note holders have an option to convert these Convertible Notes into ADSs (each ADS represents four equity shares) at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per US$ 1,000 principal amount of notes which is equal to a conversion price of approximately US$ 23.33 per ADS. Upon effectiveness of the Scheme of Amalgamation and Arrangement, conversion rate has been changed to 25.7213 ADSs per US$ 1,000 principal amount of notes which is equal to a conversion price of approximately US$ 38.88 per ADS. The conversion price could be subject to adjustments should certain events occur. Further, at any time after November 4, 2012, Copper India has a right to redeem in whole or parts of the Convertible Notes, subject to meeting certain conditions. The amount which Copper India is required to pay contractually on October 30, 2014 is US$ 500 million, unless the notes are converted, redeemed or purchased and cancelled. The amount outstanding as on March 31, 2014 is 3,004.99 Crore (US$ 500 million) [included in current maturity of long-term borrowings (Refer note no 12)].

(ii)	5% Convertible Bonds of US$1,000 each amounting to US$ 500 million issued by the Company in Financial Year 2009-10. The bondholders have an option to convert these FCCBs into shares, at a conversion price of 346.88 per share and at a fixed rate of exchange on conversion of 48.00 per US$ 1.00 at any time on or after December 9, 2009. The conversion price is subject to adjustment in certain circumstances. The FCCBs may be redeemed in whole, but not in part, on or after October 30, 2012, subject to certain conditions. Unless previously converted, redeemed or repurchased and cancelled, the FCCBs fall due for redemption on October 31, 2014 at par. Upto March 31, 2014, 2,832 FCCB’s have been converted into 39,188,159 equity shares. A part of the FCCB proceeds aggregating to 1,040.86 Crore has been utilised for the Company’s capital projects. The amount outstanding as on March 31, 2014 is 1,302.96 Crore (US$ 216.79 million) [included in current maturity of long-term borrowings (Refer note no 12)].

g)	Loan from Vedanta Resource Jersey II Limited amounting to 23,401.61 Crore (US$ 3,893.79 million) at an average interest rate of 7.90%. The said loan is repayable from May 2016 to May 2023.

h)	External Commercial Borrowings of 150.25 Crore (US$ 25 million) [currently classified under current maturity of long-term borrowings (Refer note no 12)] at Jharsuguda Aluminium is an unsecured foreign currency loans at an interest rate of LIBOR plus 240 basis points. The ECB is repayable on August 05, 2014.

i)	Unsecured Buyers’ credit from banks of 802.33 Crore taken by TSPL at an interest rate of 6 month LIBOR plus 74-173 basis points [included in current maturity of long-term borrowings (Refer note no 12)] and are secured by unconditional and irrevocable Corporate Guarantee from the Company and first charge on pari passu basis on all the movable assets of TSPL. These buyers credit are repayable from May 2014 to December 2014.

Financial Statements
Consolidated	225

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

8	DEFERRED TAX LIABILITIES (NET)

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
(a) Major components of deferred tax arising on account of timing differences are :
Deferred tax liability :
On difference between book depreciation and tax depreciation	5,934.80	138.14
On hedging reserve	37.25	—
Others	21.69	—

Total	5,993.74	138.14

Deferred tax asset :
On employee benefits	124.58	9.44
Provision for Doubtful Advances	85.73	—
Unabsorbed business depreciation*	2,768.30	91.78
Unabsorbed business losses*	95.69	—
Others	184.26	11.65

Total	3,258.56	112.87

Deferred tax liabilities (net)	2,735.18	25.27
(b) Classified on a company-wise basis :
(i) Deferred tax liability	2,760.39	25.27
(ii) Deferred tax asset	25.21	—

Total	2,735.18	25.27

*	The recognition of deferred tax assets on unabsorbed depreciation and business losses has restricted to the extent of deferred tax liability on account of timing difference in respect of depreciation, the reversal of which is virtually certain.

9	OTHER LONG-TERM LIABILITIES

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Creditors for capital expenditure	1,141.80	—
Security deposits from vendors and others	44.03	2.32
Fair value derivative hedging payable	174.46	—
Payable for tax on consumption of electricity	39.19	—

Total	1,399.48	2.32

226 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

10	LONG-TERM PROVISIONS

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Provision for employee benefits*	187.68	0.09
Provision for restoration, rehabilitation and environmental costs [a]	4,015.16	3.57

Total	4,202.84	3.66

*	Includes gratuity, compensated absences, etc.

a)	Provision for restoration, rehabilitation and environmental costs

	As at March 31, 2014	As at March 31, 2013
Opening balance	3.57	3.46
Pursuant to the Scheme of Amalgamation (Refer note no 33)	775.76	—
On Acquisition (Refer note no 35)	3,194.53	—
Additions for the year	41.30	0.11

Closing balance	4,015.16	3.57

11	SHORT-TERM BORROWINGS

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Secured
Buyers’ credit from banks [a]	5,606.06	—
Loan Repayable on demand from banks [b]	70.46	—
Working capital loan [c]	36.56	—
Term loan from banks [d]	1,000.00	—
Export packing credit [e]	49.00	—
Unsecured
Buyers’ credit from banks	2,947.72	58.68
Suppliers’ credit	1,354.60	181.66
Commercial paper	5,040.00	2,500.00
Loans repayable on demand from banks	16.49	—
Working Capital Loan	186.22	—
Packing credit from banks	491.48	911.56
Loans from banks	595.94	—

Total	17,394.53	3,651.90

Terms & conditions of Short-term borrowings

a)	Buyers’ credit from banks under secured borrowings includes :

(i)	1,740.78 Crore of Jharsuguda Aluminium at an interest rate of LIBOR plus 50- 200 basis points are secured by exclusive charge on the assets of Jharsuguda Aluminium imported under facility and first charge on current assets of Jharsuguda Aluminium on pari passu basis.
(ii)	3,278.79 Crore of Copper India at an interest rate of 0.91 % is secured by way of first charge by hypothecation on the entire stock of raw materials, work-in-progress and all semi-finished, finished, manufactured articles together with all stores, components and spares, both present and future book debts, outstanding monies, receivables, claims and bills arising out of sale etc and such charge in favour of the banks ranking pari passu inter se, without any preferences or priority to one over other(s) in any manner.

Financial Statements
Consolidated	227

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

(iii)	32.47 Crore at the Jharsuguda 2400 MW power plant is secured against first pari passu charge on entire current assets of Jharsuguda 2400 MW power plant.

(iv)	262.93 Crore of BALCO is secured by way of hypothecation on the stock of raw materials, work-in-progress, semi-finished, finished products, consumables, stores and spares, bills receivables, book debts and all other movables, both present and future and assets to be imported under the facilities. The charges ranks pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities.

(v)	288.53 Crore at TSPL at an interest rate of 6 month LIBOR plus 38-76 basis points is secured by unconditional and irrevocable Corporate Guarantee from Sesa Sterlite Limited and subservient charge on the current assets and movable fixed assets of the TSPL. The borrowing is repayable from October to November 2014.

(vi)	2.56 Crore of VGCB at an interest rate ranging from 0.85 % to 2.24 % and are secured by unconditional and irrecoverable corporate guarantee from the company and exclusive charge on the assets of VGCB imported under this facility. These buyers credit are repayable ranging from 15 months to 36 months with respective banks.

b)	Loans repayable on demand from Banks under secured borrowings includes :

(i)	Cash Credit facility of 3.01 Crore of Jharsuguda Aluminium and is secured by hypothecation of entire current assets of Jharsuguda Aluminium, both present and future, comprising stock of raw Materials, work-in-Progress, stock-in-transit, consumables, stores, spares, receivables. It is also backed by unconditional and irrevocable corporate guarantee of Vedanta Resources Plc.
(ii)	Cash Credit of 67.45 Crore of BALCO secured by way of hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges ranks pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities. Weighted average interest on cash credit utilization is 10.98%.

c)	Working capital loan under secured borrowings includes 36.56 Crore of BALCO secured by way of hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges rank pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities. Weighted average interest rate on working capital loan is 10.20% p.a.

d)	During the year Jharsuguda 2400 MW power plant has obtained a 1,000 Crore loan from Axis Bank at an interest rate of 10.50 % per annum. The loan is secured by way of mortgage and charge on all immovable properties both present and future of Jharsuguda 2,400 MW power plant except agricultural land and second charge by way of pledge on all the movable fixed assets of Jharsuguda 2,400 MW power plant. The loan is repayable in September 2014.

e)	Export Packing Credit of 49 Crore of BALCO taken from ICICI Bank is secured way of hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The Rate of Interest on Export Packing credit is 10% p.a.

12	OTHER CURRENT LIABILITIES

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Current maturities of long-term borrowings [a]	8,205.74	7.61
Interest accrued but not due on borrowings	643.74	51.65
Fair value derivative hedging payable	726.47	—
Advance from customers	378.78	9.69
Unpaid/unclaimed dividends [b]	17.65	9.33
Unpaid matured deposits and interest accrued thereon [c]	0.13	0.06
Creditors for capital expenditure	4,155.86	90.71
Profit petroleum payable	63.36	—
Liabilities for exploration and development activities	1,816.81	—
Statutory liabilities	442.47	38.93

228 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

12	OTHER CURRENT LIABILITIES (CONTD.)

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Compensation/ claims related to Asarco disputed matter (Refer note no 44)	497.33	—
Due to Related Parties (Refer note 51)	2,669.78	30.07
Security deposits from vendors & others	289.99	10.76
Book overdraft with banks	1.87	0.74
Other liabilities [d]	1,345.41	75.69

Total	21,255.39	325.24

a)	Current maturities of long-term borrowings consists of:

		( in Crore)
	As at March 31, 2014	As at March 31, 2013
Deferred Sales Tax Liability	4.05	—
Buyer’s credit from banks	2,869.67	—
Term loans from banks	523.75	7.61
Redeemable Non Convertible Debentures	299.99	—
Foreign currency convertible bonds/notes	4,307.95	—
Foreign currency loans from banks	200.33	—

Total	8,205.74	7.61

b)	Does not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except 0.38 Crore (Previous year Nil) which is held in abeyance due to pending legal case.

c)	Matured fixed deposit of 0.08 Crore (Previous year Nil) due for transfer to Investor Education and Protection Fund have not been transferred in view of pending legal litigation between the beneficiaries.

d)	Includes reimbursement of expenses, revenue received in excess of entitlement interest, interest accrued on other than borrowing, liabilities related to compensation/claim etc.

13	SHORT-TERM PROVISIONS

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Provision for employee benefits (gratuity, compensated absences, etc.)	140.47	42.69
Proposed Dividend	518.88	8.69
Tax on proposed dividend	—	1.48
Provision for tax (Net of advance taxes and tax deducted at source)	563.36	—
Provision for rehabilitation costs [a]	1.76	—

Total	1,224.47	52.86

	As at March 31, 2014	As at March 31, 2013
a) Opening balance	—	—
Pursuant to the Scheme of Amalgamation (Refer note no 33)	1.76	—
Closing balance	1.76	—

Financial Statements
Consolidated	229

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

14	FIXED ASSETS

													( in Crore)
	Particulars	Gross Block						Accumulated Depreciation
	Fixed Assets	As at April 1, 2013	On Amalgamation (Refer note no 33)	Acquired on acquisition (Refer note no 33 & 35)	Additions/ adjustments	Deductions/ adjustments	As at March 31, 2014	As at April 1, 2013	On Amalgamation (Refer note no 33)	Acquired on acquisition (Refer note no 33 & 35)	For the year	Deductions/ adjustments	As at March 31, 2014
i)	Tangible Assets
	Mining leases and	17.28	—	—	—	—	17.28	14.38	—	—	—	—	14.38
	Concessions
	(Previous year)	(17.28)	—	—	—	—	(17.28)	(13.70)	—	—	(0.68)	—	(14.38)
	Land- Freehold	254.01	339.58	4.38	477.36	2.74	1,072.59	0.18	—	—	24.19	—	24.37
	(Previous year)	(238.91)	—	—	(15.10)	—	(254.01)	(0.13)	—	—	(0.05)	—	(0.18)
	Land- Leasehold	0.39	322.53	148.67	98.50	4.85	565.24	0.16	41.49	41.11	13.47	0.02	96.21
	(Previous year)	(0.39)	—	—	—	—	(0.39)	(0.14)	—	—	(0.02)	—	(0.16)
	Buildings	299.44	5,272.26	1,218.67	689.82	13.62	7,466.57	25.99	1,176.34	319.07	307.98	8.25	1,821.13
	(Previous year)	(100.83)	—	—	(198.71)	(0.10)	(299.44)	(19.61)	—	—	(6.48)	(0.10)	(25.99)
	Buildings- Leasehold	—	6.34	—	8.74	—	15.08	—	2.38		0.06	—	2.44
	(Previous year)	—	—	—	—	—	—	—	—	—	—	—	—
	Aircraft	2.12	—	—	—	—	2.12	0.64	—		0.12	—	0.76
	(Previous year)	(1.46)	—	—	(0.66)	—	(2.12)	(0.54)	—	—	(0.10)	—	(0.64)
	River Fleet	165.22	—	—	15.51	—	180.73	32.13	—		5.72	—	37.85
	(Previous year)	(165.16)	—	—	(0.06)	—	(165.22)	(26.84)	—	—	(5.29)	—	(32.13)
	Ship	162.81	—	—	130.34	—	293.15	106.50	—		14.16	0.01	120.65
	(Previous year)	(163.09)	—	—	—	(0.28)	(162.81)	(98.44)	—	—	(8.19)	(0.13)	(106.50)
	Plant and Equipment	1,754.84	42,423.57	6,843.35	2,023.49	243.46	52,801.79	636.48	13,111.26	2,068.17	2,988.65	156.56	18,648.00
	(Previous year)	(1,391.29)	—	—	(395.64)	(32.09)	(1,754.84)	(563.77)	—	—	(102.94)	(30.23)	(636.48)
	Furniture and Fixtures	10.55	106.68	56.35	22.30	2.13	193.75	4.93	59.29	36.88	14.07	1.39	113.78
	(Previous year)	(9.80)	—	—	(0.95)	(0.20)	(10.55)	(4.12)	—	—	(0.97)	(0.16)	(4.93)
	Berth	—	134.94	—	3.10	—	138.04	—	0.23		5.02	—	5.25
	(Previous year)	—	—	—		—	—	—	—	—	—	—	—
	Vehicles	24.94	240.35	7.77	40.09	20.13	293.02	13.74	160.97	2.46	59.31	14.14	222.34
	(Previous year)	(21.84)	—	—	(4.74)	(1.64)	(24.94)	(11.30)	—	—	(3.82)	(1.38)	(13.74)
	Office equipment	14.31	399.43	160.48	80.44	19.14	635.52	3.90	228.54	87.89	74.39	5.19	389.53
	(Previous year)	(13.26)	—	—	(1.34)	(0.29)	(14.31)	(3.37)	—	—	(0.78)	(0.25)	(3.90)
	Railway Siding	—	736.95	—	165.20	0.72	901.43	—	122.89		41.17	—	163.91
	(Previous year)	—	—	—	—	—	—	—	—	—	—	—	—
	Road and Bunders	15.51	—	—	0.04	—	15.55	2.59	—	—	0.24		2.83
	(Previous year)	(11.16)	—	—	(4.35)	—	(15.51)	(2.37)	—	—	(0.22)	—	(2.59)
	Mine reserve and	—	2,061.75	—	471.96	0.01	2,533.70	—	1,460.72		256.30	0.01	1,717.01
	development
	(Previous year)	—	—	—	—	—	—	—	—	—	—	—	—
	Cost of Producing facilities	—	—	8,100.16	1,033.22	—	9,133.38			4,407.95	861.07		5,269.02
	(Previous year)	—	—	—	—	—	—	—	—	—	—	—	—
	Rehabilitation & Decommissioning Asset	—	186.80	—	19.52	(24.76)	231.08	—	96.27		24.22	—	120.49
	(Previous year)	—	—	—	—	—	—	—	—	—	—	—	—

	Total	2,721.42	52,231.18	16,539.83	5,279.63	282.04	76,490.02	841.62	16,460.38	6,963.53	4,690.14	185.72	28,769.95

	Previous year	(2,134.47)	—	—	(621.55)	(34.60)	(2,721.42)	(744.33)	—	—	(129.54)	(32.25)	(841.62)

					( in Crore)
	Particulars	Net Block before impairment	Impairment	Net Block
	Fixed Assets	As at March 31, 2014	As at March 31, 2014	As at March 31, 2014	As at March 31, 2013
i)	Tangible Assets
	Mining leases and	2.90	—	2.90	2.90
	Concessions
	(Previous year)	(2.90)		(2.90)	(3.58)
	Land- Freehold	1,048.22	—	1,048.22	253.83
	(Previous year)	(253.83)	—	(253.83)	(238.78)
	Land- Leasehold	469.03	—	469.03	0.23
	(Previous year)	(0.23)	—	(0.23)	(0.25)
	Buildings	5,645.44	3.50	5,641.94	273.45
	(Previous year)	(273.45)	—	(273.45)	(81.22)
	Buildings- Leasehold	12.64	—	12.64	—
	(Previous year)	—	—	—	—
	Aircraft	1.36	—	1.36	1.48
	(Previous year)	(1.48)	—	(1.48)	(0.92)
	River Fleet	142.88	—	142.88	133.09
	(Previous year)	(133.09)	—	(133.09)	(138.32)
	Ship	172.50	—	172.50	56.31
	(Previous year)	(56.31)	—	(56.31)	(64.65)
	Plant and Equipment	34,153.79	60.57	34,093.22	1,118.36
	(Previous year)	(1,118.36)	—	(1,118.36)	(827.52)
	Furniture and Fixtures	79.97	—	79.97	5.62
	(Previous year)	(5.62)	—	(5.62)	(5.68)
	Berth	132.79	—	132.79	—
	(Previous year)	—	—	—	—
	Vehicles	70.68	—	70.68	11.20
	(Previous year)	(11.20)	—	(11.20)	(10.54)
	Office equipment	245.99	—	245.99	10.41
	(Previous year)	(10.41)	—	(10.41)	(9.89)
	Railway Siding	737.52	—	737.52	—
	(Previous year)	—	—	—	—
	Road and Bunders	12.72		12.72	12.92
	(Previous year)	(12.92)	—	(12.92)	(8.79)
	Mine reserve and	816.69	—	816.69	—
	development
	(Previous year)	—	—	—	—
	Cost of Producing facilities	3,864.36		3,864.36
	(Previous year)	—	—	—	—
	Rehabilitation & Decommissioning Asset	110.59	—	110.59	—
	(Previous year)	—	—	—	—

	Total	47,720.07	64.07	47,656.00	1,879.80

	Previous year	(1,879.80)	—	(1,879.80)	(1,390.14)

230 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

14 FIXED ASSETS [CONTD.]

													( in Crore)
	Particulars	Gross Block						Accumulated Depreciation
	Fixed Assets	As at April 1, 2013	On Amalgamation (Refer note no 33)	Acquired on acquisition (Refer note no 33 & 35)	Additions/ adjustments	Deductions/ adjustments	As at March 31, 2014	As at April 1, 2013	On Amalgamation (Refer note no 33)	Acquired on acquisition (Refer note no 33 & 35)	For the year	Deductions/ adjustments	As at March 31, 2014
ii)	Intangible Assets
	Computer software	22.18	61.78	151.92	45.50	—	281.38	13.75	24.90	117.44	40.05	—	196.14
	(Previous year)	(17.37)	—	—	(4.81)	—	(22.18)	(7.83)	—	—	(5.92)	—	(13.75)
	Right to use	—	—	—	50.38	—	50.38	—	—	—	0.34	—	0.34
	(Previous year)	—	—	—	—	—	—	—	—	—	—	—	—
	Mining Rights	155.04	—	—	110.31	—	265.35	74.39	—	—	15.13	—	89.52
	(Previous year)	(12.10)	—	—	(142.94)	—	(155.04)	(11.79)	—	—	(62.60)	—	(74.39)
	Technical Know-how	—	—	—	—	—	—	—	—	—	—	—	—
	(Previous year)	—	—	—	—	—	—	—	—	—	—	—	—

	Total	177.22	61.78	151.92	206.19	—	597.11	88.14	24.90	117.44	55.52	—	286.00

	Previous year	(29.47)	—	—	(147.75)	—	(177.22)	(19.62)	—		(68.52)	—	(88.14)
iii)	Capital work-in- progress*
	Previous year

	Total	2,898.64	52,292.96	16,691.75	5,485.82	282.04	77,087.13	929.76	16,485.28	7,080.97	4,745.66	185.72	29,055.95

	Previous year	(2,163.94)	—		(769.29)	(34.60)	(2,898.63)	(763.95)	—		(198.06)	(32.25)	(929.76)

					( in Crore)
	Particulars	Net Block before impairment	Impairment	Net Block
	Fixed Assets	As at March 31, 2014	As at March 31, 2014	As at March 31, 2014	As at March 31, 2013
ii)	Intangible Assets
	Computer software	85.24	—	85.24	8.43
	(Previous year)	(8.43)	—	(8.43)	(9.54)
	Right to use	50.04		50.04	—
	(Previous year)	—	—	—	—
	Mining Rights	175.83	—	175.83	80.65
	(Previous year)	(80.65)	—	(80.65)	(0.31)
	Technical Know-how	—	—	—	—
	(Previous year)	—	—	—	—

	Total	311.11	—	311.11	89.08

	Previous year	(89.08)	—	(89.08)	(9.85)
iii)	Capital work-in- progress*			43,127.69	722.54
	Previous year			(722.54)	(837.20)

	Total	48,031.18	64.07	91,094.80	2,691.42

	Previous year	(1,968.88)	—	(2,691.42)	(2,237.19)

*	Includes Exploration intangible assets under development of 2,075.83 Crore (Previous year Nil)

Financial Statements
Consolidated	231

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

a)	Land Leasehold include under Perpetual Lease 1.99 Crore (Previous year 1.99 Crore)

b)	In case of HZL, title deeds are still to be executed in respect of 10.63 acres of freehold land at Vishakapatnam. During the year, the Company has commenced dismantling its assets at Vishakhapatnam Smelter plant post closure of its operations at that location for use, at other units/ locations of the Company or for disposal.

c)	Certain land & quarters of BALCO including 40 nos. quarters at Bidhan Bagh Unit and 300.88 acres of land at Korba and Bidhan Bagh have been unauthorisedly occupied for which BALCO is evaluating the option for evacuation of the same.

d)	Buildings (free-hold) include (a) Cost of Shares of 750 in Co-op.housing society, (b) Cost of shares of 750 in Co-operative societies representing possession of office premises, (c) a residential flat in the joint names of the Company and Mr D.P. Agarwal, erstwhile director of the Company.

e)	Plant and Equipment (Gross Block) include 3.73 crore (previous year Nil) and 1.68 Crore (previous year Nil) being the amount spent for laying water pipe line and power line respectively, the ownership of which vests with the State Government Authorities.

f)	Plant and Equipment of BALCO includes 113.30 Crore (previous year Nil) pertaining to 270 MW captive power plant which has been installed at the premises of National Thermal Power Corporation Ltd. in view of convenience of operations.

g)	Additions to Gross block include gain of 29.94 Crore (Previous Year gain of Nil) and depreciation is net of loss of 4.67 Crore (Previous Year loss of Nil) on account of translation of fixed assets and depreciation to date respectively of foreign subsidiaries, the effect of which is considered in Foreign currency translation reserve.

h)	Capital work in progress is net of impairment of 214 Crore (Previous year Nil).

i) (i)	Capital work-in-progress includes finance costs amounting 857.94 Crore (Previous Year Nil) and exchange loss of 591.96 Crore (Previous year Nil) capitalised during the year on account of borrowing cost AS 16 (‘Borrowing Cost’) and as per AS 11 (‘The Effects of Changes in Foreign Exchange Rates’) respectively.

(ii)	Additions/adjustments to Plant and Equipment includes exchange loss capitalised as per AS 11 (‘The Effects of Changes in Foreign Exchange Rates’) amounting 154.80 Crore [Previous year Nil].
(iii)	Additions/adjustments to Buildings includes capitalisation of borrowing cost of 1.87 Crore (Previous year Nil).

(iv)	Addition to Plant and Equipment and electrical fitting includes finance costs amounting 30.83 Crore (Previous year Nil) and 3.2 Crore (Previous year Nil) capitalised.

j)	The land transferred to BALCO by National Thermal Power Corporation Ltd (NTPC) vide agreement dated June 20, 2002 comprising of 171.44 acres land for BALCO’s 270 MW captive power plant and its allied facilities and 34.74 acres land for staff quarters of the said captive power plant is yet to be registered in favour of BALCO due to non availability of title deeds from NTPC.

k)	The Division Bench of the Hon’ble High Court of Chhattisgarh has vide its order dated February 25, 2010, upheld that BALCO is in legal possession of 1,804.67 acres of Government land. Subsequent to the said order, the State Government has decided to issue the lease deed in favour of BALCO after the issue of forest land is decided by the Hon’ble Supreme Court. In the proceedings before the Hon’ble Supreme Court pursuant to public interest litigations filed, it has been alleged that land in possession of BALCO is being used in contravention of the Forest Conservation Act, 1980 even though the said land has been in its possession prior to the promulgation of the Forest Conservation Act, 1980 on which its aluminium complex, allied facilities and township were constructed between 1971-76. The Central Empowered Committee of the Supreme Court has already recommended ex-post facto diversion of the forest land in possession of BALCO. The matter is presently sub-judice before the Hon’ble Supreme Court.

l)	Depreciation for the year includes depreciation capitalised of 3.22 Crore (Previous Year 0.60 Crore)

m)	Deductions/adjustments includes reclassifications of class of assets.

n)	Ship includes 50% undivided interest in a Transhipper vessel named “Goan Pride”

o)	The Company’s aluminium unit at Mettur holds mining rights for 2,027.79 acres of land on which the lease agreements in respect of entire land has expired. The Company has applied for renewal of these leases.

p)	The above gross block includes 18,110.88 Crore (Previous Year Nil) jointly owned with the joint venture partners. Accumulated depreciation on these assets is 8,263.50 Crore (Previous Year Nil) and net book value is 9,847.38 Crore (Previous Year Nil).

232 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

q)	Reconciliation of Depreciation and amortisation expenses

		( in Crore)
	Year ended March 31, 2014	Year ended March 31, 2013
Depreciation on tangible and intangible assets as above	4,745.66	198.06
Add: Goodwill Amortisation (Refer note no 15)	2,180.01	—
Add: Depreciation included in Research and development expenditure	0.22	—
Add/Less: Exchange Gain/(Loss) on Assets adjusted in Foreign currency Translation reserve [Refer note g above]	(4.67)	—
Less: Depreciation capitalised	(3.22)	(0.60)
Less: Cost allocated to Joint Venture	(35.68)	—
As per Statement of Profit and Loss	6,882.32	197.46

r)	Expenses capitalised as part of Capital work-in-progress

			( in Crore)
		As at March 31, 2014	As at March 31, 2013
Balance at beginning of the year		35.21	31.76
Add: Pursuant to Scheme of Amalgamation (Refer note no 33)		5,484.62	—
Add: Pre-operative expenditure :
(i)	Cost of materials consumed	30.58	—
(ii)	Power& fuel charges	28.38	—
(iii)	Repairs	7.01	0.34
(iv)	Consumptionof stores and spare parts	3.58	0.28
(v)	Rent, rates & taxes	7.60	3.59
(vi)	Employeebenefits expense	131.17	16.88
(vii)	GeneralExpenses	223.32	9.70
(viii)	Financecosts	1,449.90	2.83
(ix)	Insurance	10.31	0.77
(x)	Impactof foreign currency translation	3.22	—

	Total Expenditure	1,895.07	34.39

(xi)	Dividendon current investments	1.03	—
(xii)	Interest& Other income	13.89	—
(xiii)	Revenueduring trial run	42.92	—

	Total Income	57.84	—

Less: Capitalised during the year		81.79	30.94

Balance at end of the year		7,275.27	35.21

15	GOODWILL ON CONSOLIDATION

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Opening balance	2,167.60	1,907.09
Add: Goodwill on acquisitions (Refer note no 35)	35,274.38	183.68
Add: Pursuant to scheme of amalgamation (Refer note no 33)	3,857.74	—
Add: Impact of foreign currency translation	118.61	76.83
Less: Amortisation during the year*	(2,180.01)	—
Closing balance	39,238.32	2,167.60

*	Amortisation during the year includes an accelerated goodwill amortisation of 677.69 Crore at Lisheen, as a result of fall in forecasted LME prices of Zinc and Lead, and the mine nearing its end of life

Financial Statements
Consolidated	233

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

a)	During the year, the Company has decided to amortise goodwill arising on consolidation based on the unit of production method. Accordingly an amount of 2,180.01 Crore for the year ended March 31, 2014 is charged to the Consolidated Statement of Profit and Loss. As a result of the said charge, the Consolidated Statement of Profit and Loss for the year, the Consolidated Reserves & Surplus and Goodwill on Consolidation as at year end is lower by 2,180.01 Crore.

16	NON-CURRENT INVESTMENTS - TRADE INVESTMENTS (at cost), fully paid up

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Investment in Equity Shares - quoted
- Associate company (Previous year : Cairn India Limited - 351,140,413 equity shares) of 10 each (associate upto August 25, 2013))	—	15,881.93
- Others (Sterlite Technologies Limited - 4,764,295 equity shares of 2 each (including 60 shares held jointly with nominees) [c]	10.86	—
Investment in Equity Shares - unquoted
- Associate company		—
(i) Raykal Aluminium Company Private Limited - 12,250 equity shares of 10 each [a,b]	200.95	—
(ii) RoshSkor Township (Proprietary) Limited - 50 equity shares of NAD 1 each	1.28	—
(iii) Gaurav Overseas Private Limited - 5,000 equity shares of 10 each	0.01
Other Investments	0.03	0.05
Less: Provision for dimunition in value of investments	(4.50)	—

Total	208.63	15,881.98

Particulars	As at March 31, 2014	As at March 31, 2013
Aggregate amount of quoted investments	6.36	15,881.93
Market value of quoted investments	11.03	10,457.73
Aggregate amount of unquoted investments	202.27	0.05

a)	Particulars of Investment in Associates

	RoshSkor Township (Proprietary Limited	Raykal Aluminium Company Private Limited	Gaurav Overseas Private Limited
Ownership Interest - %	50	24.5	50
Original cost of investment - in Crore	1.11	200.70	0.01
Amount of Goodwill in original cost - in Crore	—	200.85	—
Share of post acquisition Reserves and Surplus	0.17	0.25	—
Carrying amount of investment	1.28	200.95	0.01

b)	On February 23, 2012, the Company entered into a tripartite agreement with Larsen & Toubro Limited (L&T) and Raykal Aluminium Company Private Ltd (Raykal). L&T holds certain prospecting licenses for bauxite mines located at Sijmali and Kurumali of Rayagada and Kalahandi districts of Orissa. By this agreement the entire bauxite excavated from above mines will be available for the use of Raykal and / or to the Company. It is also further agreed that the Company will acquire 100% of equity share capital of Raykal in a phased manner at a pre-agreed consideration in a milestone based acquisition. As on the balance sheet date, the Company has acquired 24.5% of the share capital of Raykal for a consideration of 200.70 Crore. The recommendation for grant of Mining License by State Government is under active consideration.

234 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

c)	Includes provision for dimunition in value of investment of 4.50 Crore

17	LONG-TERM LOANS AND ADVANCES

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Unsecured, considered good
Capital advances	1,459.62	120.70
Security deposits	181.81	0.99
Loans and advance to related parties (refer note no 51)	—	0.14
Prepaid expenses	10.49	7.72
Balance with central excise and other government authorities	365.82	—
Advance income tax (net of provisions)	2,636.27	362.33
MAT credit entitlement	9,256.56	—
Claims and other receivables	20.71	—
Advance/loans to employees	9.15	0.14
Considered doubtful	0.78	—
Less: Provision for doubtful loans and advances	(0.78)	—

Total	13,940.43	492.02

18	OTHER NON-CURRENT ASSETS

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Bank deposits @	5,411.98	—
Interest receivables	56.40	—
Non-current inventory of stores and spares	435.44	—
Unamortised expenses	167.17	—
Balance with Environmental Rehabilitation Trust	55.27	—

Total	6,126.26	—

@	Bank deposits includes
a)	Fixed deposit with maturity more than twelve months of 0.01 Crore (Previous Year Nil) under lien with bank.
b)	Restricted funds of 237.86 Crore (Previous Year Nil) held as collateral in respect of closure costs and 283.25 Crore (Previous Year Nil) in respect of an escrow account for future redundancy payments payable to employees in Lisheen.
c)	Margin money deposit (under lien for securing credit facilities) amounting to 599.20 Crore
d)	Site restoration fund amounting to 135.40 Crore

19	CURRENT INVESTMENTS (at lower of cost and fair-value)- fully paid up

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Investment in Bonds - quoted	6,339.72	—
Investment in mutual funds - quoted	8,364.10	—
Investment in mutual funds - unquoted	22,997.13	176.87

Total	37,700.95	176.87

Aggregate amount of quoted investments 14,703.82 Crore (Market value 15,243.97 Crore)

Financial Statements
Consolidated	235

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

20	INVENTORIES

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Raw Materials	1,410.63	25.90
Goods-in transit	1,830.75	—

	3,241.38	25.90

Work-in-progress	2,915.41	—
Finished goods*	971.94	618.29
Fuel Stock	432.98	208.44
Goods-in transit	235.46	40.54

	668.44	248.98

Stores and spares	1,118.70	67.78
Goods-in transit	117.92	—
	1,236.62	67.78

Total	9,033.79	960.95

For mode of valuation for each class of inventories, refer note number 3(c)

*	Includes stock in pipeline 97.41 Crore

21	TRADE RECEIVABLES

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Trade receivables outstanding for a period exceeding six months from the date they were due for payment
Unsecured, considered good	185.23	117.94
Doubtful	260.05	—
Less: Provision for doubtful trade receivables	(260.05)	—

Total	185.23	117.94

Other trade receivables
Unsecured, considered good	4,468.51	24.45
Doubtful	9.67	0.09
Less: Provision for doubtful trade receivables	(9.67)	(0.09)

Total	4,468.51	24.45

Total	4,653.74	142.39

22	CASH AND BANK BALANCES

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Cash and Cash Equivalents
- Balance with banks in current accounts [a]	707.54	20.32
- Bank deposits with original maturity of less than 3 months [b]	674.19	—
- Cheques, drafts on hand	—	5.92
- Cash on hand	0.27	0.05

236 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

22	CASH AND BANK BALANCES (CONTD.)

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Other bank balances
- Bank deposits with original maturity for more than 3 months but less than 12 months [c]	4,225.99	0.50
- Bank deposits with original maturity for more than 12 months [d]	1,915.68	—
- Unpaid dividend accounts	17.26	9.33
- Escrow account [e]	143.13	—

Total	7,684.06	36.12

a)	Includes amount of 5.27 Crore (Previous year Nil) pledged against the loan facility taken from the banks and 0.78 Crore (Previous year Nil) on lien with banks.
b)	Includes 5.00 Crore on lien with banks and 43.87 Crore six month interest reserve created against interest payment on loans from banks.
c)	Includes 187.00 Crore (Previous year Nil) on lien with banks.
d)	Includes 0.07 Crore on lien with banks and margin money 37.57 Crore.
e)	The Board of Directors and shareholders of Cairn, the company’s subsidiary, have approved a proposal for buyback of its equity shares for an aggregate amount not exceeding 5,725 Crore. Pursuant to Securities & Exchange Board of India (Buyback of securities) Regulations, 1998 (‘the Regulations’), Cairn has deposited sum of 143.13 Crore, being 2.5% of the maximum buy back size, in an escrow account.

In the event, Cairn is unable to (i) complete a buyback of atleast 2,862.50 Crore, being 50% of the maximum buy back size; and (ii) comply with the conditions specified in regulation 15B(8) of the Regulations, SEBI can forfeit the deposit amount. As the buyback is in progress with July 22, 2014 being the last date and Cairn is in compliance with the provisions of the Regulations, no provision is considered necessary towards the amount deposited in the escrow account.

23	SHORT-TERM LOANS AND ADVANCES

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Unsecured considered good (unless otherwise stated)
Loans and advances to related parties (Refer note no 51)	53.27	40.10
Prepaid expenses	159.70	10.59
Advance/loans to employees	8.18	0.52
Sundry deposits	84.77	32.03
Balance with central excise and government authorities [a]	647.67	164.68
Advance income tax (net of provisions)	257.54	—
Fair value derivative hedging receivable	276.82	3.10
Claims and other receivables [b]	362.93	—
Advance to suppliers	713.76	81.30
Advance recoverable from JV partner oil fields	709.54	—
Considered doubtful
Advance recoverable from JV partner oil field and others	564.73	0.62
Less: Provision for doubtful loans and advances	(564.73)	(0.62)

Total	3,274.18	332.32

a)	Includes Education and Secondary and Higher Education Cess paid for the financial year 2013-14 for which the Cairn intends to file a claim for refund Pursuant to circular no. 978/2/2014 CX issued by Central Board of Excise & Customs.
b)	Includes claims recoverable from Madhya Pradesh Electricity Board (MPEB)/Chhattisgarh State Electricity Board (CSEB) amounting to 10.08 Crore, which are disputed by them. BALCO is also disputing the claim for Electricity duty/ surcharge made by MPEB/CSEB amounting to 10.43 Crore. The net amount recoverable/payable can be ascertained on settlement of the disputes.

Financial Statements
Consolidated	237

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

24	OTHER CURRENT ASSETS

		( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Interest accrued on investments and fixed deposits	798.92	0.01
Assets held for sale	0.17	—
Unamortised expenses on borrowings	190.59	155.34
Export incentive receivable	173.52	—

Total	1,163.20	155.35

25	REVENUE FROM OPERATIONS

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Sale of products (gross)[a]	71,693.46	2,820.98
Less: Government share of profit petroleum	(3,403.60)	—

	68,289.86	2,820.98
Sale of services	381.25	4.51
Export incentives	329.35	—
Other operating revenues
Unclaimed liabilities written back	48.32	1.97
Scrap sales	190.82	14.43
Sale of Carbon Credit	—	2.76
Sale of Slag	7.11	4.96
Miscellaneous income	172.88	—
Gross Revenue from operations	69,419.59	2,849.61
Less: Excise duty	(3,267.18)	(100.67)

Net Revenue from operations	66,152.41	2,748.94

a)	Sale of products comprises of manufactured goods 70,999.15 Crore and traded goods 694.31 Crore.

26	OTHER INCOME

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Interest income on:
Bank deposits	805.44	0.07
Current investments	272.73	—
Loans	37.35	3.34
Others	199.09	0.28
Dividend income :		—
Current Investments	0.58	26.70
Long Term Investments-Others	0.14	0.04
Net gain on sale of current investments	722.07	12.00
Profit on sale of fixed assets (net)	—	2.15
Transfer from deferred government grant	0.19	—
Other non-operating income	35.88	9.28

Total	2,073.47	53.86

238 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

27	CHANGES IN INVENTORIES OF FINISHED GOODS, WORK-IN-PROGRESS AND STOCK-IN-TRADE

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Opening Stock:
Finished goods	618.29	330.58
Work-in-progress	—	0.15
Finished goods- pursuant to scheme of amalgamation (Refer note no 33)	340.44	—
Work-in-progress- pursuant to scheme of amalgamation (Refer note no 33)	2,049.70	—

	3,008.43	330.73
Add : Transfer from raw material stock	35.72	—
Closing Stock
Finished goods	971.94	618.29
Work-in-progress [a]	2,844.23	—

	3,816.17	618.29

Net increase	(772.02)	(287.56)

a)	Excludes inventories of ` 71.18 Crore of work-in-progress related to trial production of intermediate products capitalised.

28	EMPLOYEE BENEFITS EXPENSE

		( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Salaries and wages [a,b]	2,692.17	208.60
Contributions to provident and other funds	196.52	24.89
Staff welfare expenses	231.50	16.03
Less: Cost allocated to joint ventures	(417.87)	—

Total	2,702.32	249.52

a)	In terms of the approvals accorded by the Members of the Company at their Annual General Meetings and the Board of Directors of the Company, during the year, the Company has accrued / paid remuneration of 21 Crore to whole time executive directors of the Company (including 12.27 Crore to the Executive Chairman of the Company), computed in accordance with Section 198 of the Companies Act 1956 and schedule XIII to the Companies Act 1956 and has also accrued commission of 1.35 Crore ( 0.60 Crore for FY 2012-13 and 0.75 Crore for FY 2013-14) paid / payable to Independent Directors of the Company (including remuneration / commission, paid / payable for the period prior to the effective date of August 17, 2013 under the Scheme of Amalgamation to the erstwhile whole time executive directors / independent directors of Sterlite Industries (India) Limited which amalgamated into the Company pursuant to the Scheme (Refer note no 33).

In view of the inadequacy of profits for the year, the said remuneration to whole time executive directors of the transferor and transferee companies is in excess of the limits specified in Section 198 read together with Schedule XIII to the Companies Act, 1956. The Company has been legally advised that the said remuneration paid / payable by the Company to such executive / whole time directors is in continuity and in accordance with the Scheme of Arrangement sanctioned by the Honourable High Court of Madras and High Court of judicature of Bombay at Goa, and hence shall not be deemed to be excess remuneration in terms of Schedule XIII to the Companies Act, 1956. The Company is seeking clarification from the Ministry of Corporate affairs on the continuity and protection of the remuneration paid to Mr. Navin Agarwal Executive Chairman of the Company as per the Scheme of Arrangement.

Further, out of the Commission accrued / paid to independent directors as stated above, Commission aggregating to 0.75 Crore is in excess of the limits specified in Section 309 (4) of the Companies Act, 1956. The Company is seeking approval of the Central Government for payment of the said excess amount to the independent directors.

The Company’s Board of Directors in its meeting dated August 17, 2013 had appointed Mr. M. S. Mehta as Whole Time Director of the Company upto December 31, 2013. This appointment and remuneration payable to Mr. M. S. Mehta was approved by the Shareholders through Postal Ballot in January 2014. The Board of Directors at its meeting dated December 31, 2013, had re-appointed Mr. M. S. Mehta as Whole Time Director of the Company from January 01, 2014 to March 31, 2014. The said appointment is subject to the approval of the shareholders of the Company at the forthcoming Annual General Meeting of the Company. Employee benefits expenses includes remuneration paid to Mr. M. S. Mehta, CEO amounting to 0.83 Crore which is subject to shareholders’ approval.

Financial Statements
Consolidated	239

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

b)	The Company offers equity-based award plans to its employees, officers and directors through its parent, Vedanta Resources Plc (The Vedanta Resources Long-Term Incentive Plan (“LTIP”) and Employee Share Ownership Plan (“ESOP”)). The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant. Under this scheme, initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in the respective years. The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share, the performance period of each award is three years and the same is exercisable within a period of six months from the date of vesting beyond which the option lapse.

Vedanta has also granted a ESOP schemes that shall vest based on the achievement of business performance in the performance period. The vesting schedule is staggered over a period of three years. During the year, Vedanta has granted ESOP schemes that shall vest based on the achievement of business performance in the performance period. The vesting schedule is staggered over a period of three years from the date of grant with 70% vesting based on the achievement of business performance and the remaining 30% based on continued employment with the group till the end of third year. Under these schemes, Vedanta is obligated to issue the shares.

Amount recovered by Vedanta and recognised by the company in the statement of profit and loss (net of capitalisation) for the financial year ended March 31, 2014 was 186.14 Crore (previous year 11.87 Crore). The Company considers these amounts as not material and accordingly has not provided further disclosures.

(c)	During the current year, Cairn India has decided to measure all its outstanding stock option liabilities using the Fair value method (Black-Scholes) as against the previously followed Intrinsic value method. Accordingly, the stock option charge for the year ended March 31, 2014 is higher by 170.35 Crore and profit after tax is lower by 152.76 Crore.

29	FINANCE COST

	( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Interest expense [a]	4,204.58	279.46
Other borrowing costs	488.40	62.76
Net Loss on foreign currency transactions and translation	401.51	132.43
Less: Finance cost Allocated to Joint venture	(0.08)	—

Total	5,094.41	474.65

a)	Includes interest on delayed payment of income tax of 0.13 Crore (Previous Year Nil)

30	OTHER EXPENSES

	( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Consumption of stores and spare parts	2,185.84	207.84
Cess on crude oil, etc.	1,773.18	—
Water charges	70.26	0.70
Repairs to machinery	1,539.01	31.17
Repairs to building	102.25	5.47
Repairs others	109.82	12.55
Mining expenses	895.66	219.43
Excise duty [a]	(0.38)	13.13
Royalty	1,187.74	77.89
Rent	54.35	12.05
Rates & taxes	53.25	2.63

240 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

30	OTHER EXPENSES (CONTD.)

	( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Insurance	166.17	11.83
Conveyance & travelling expenses	124.28	6.40
Loss on sale of fixed assets (net)	32.16	—
Sitting fees and commission to directors	2.27	0.35
Payment to auditors [b]	20.48	2.88
Provision for doubtful trade receivables/advances	251.52	0.07
Net loss on foreign currency transaction and translations	735.09	50.54
Carriage outward	772.18	194.52
Hire of barges	—	6.73
Wharfage, tonnage, handling and shipping expenses	29.13	40.99
Export duty	0.01	442.97
Demurrage over despatch	1.41	4.62
Commission on sales	3.95	2.74
Exploration costs written off	279.67	—
Excess of carrying cost over fair value of current investments	77.46	—
Share of expenses from producing oil and gas blocks	765.03	—
General Expenses [c]	2,410.60	109.50
Less: Cost Allocated to Joint venture	(231.42)	—

Total	13,410.97	1,457.00

a)	Represents the aggregate of excise duty borne by the Group and difference between excise duty on opening and closing stock of finished goods.
b)	Payment to statutory auditors comprise of:

	( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
For audit	10.19	0.57
For taxation matters	1.94	0.16
Certifications and other services	6.88	2.09
Reimbursement of expenses	1.47	0.06

Total	20.48	2.88

c)	General expenses include donations aggregating to 22.50 Crore (Previous Year 0.30 Crore) made during the year to Bharatiya Janata Party.

31	EXCEPTIONAL ITEMS

	( in Crore)
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Land regularisation fees [a]	100.26	—
Voluntary retirement expenses [b]	61.67	21.17
Provision for impairment of assets [c]	66.84	—

Total	228.77	21.17

a)	Pertain to expenditure in connection with payment made pursuant to amendment during the year under Land Revenue Code for regulating mining dumps at Goa.
b)	Current year represents amount incurred at a subsidiary engaged in Zinc, Lead and Silver operations and previous year related to iron ore the business of the Company.
c)	Represents impairment of mining assets of Jharsuguda aluminium at Lanjigarh as the Ministry of Environment and Forests has rejected the Stage II clearance for the Niyamgiri mining project.

Financial Statements
Consolidated	241

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

32	EARNINGS PER EQUITY SHARE (EPS)

		( in Crore)
Particulars		Year ended March 31, 2014	Year ended March 31, 2013
Profit after tax attributable to equity share holders for Basic EPS		6,298.51	2,280.25
Profit after tax attributable to equity share holders for Diluted EPS *		6,298.51	2,280.25
Weighted average number of equity shares outstanding during the year:
For Basic EPS	Nos	293,52,40,355	86,91,01,423
For Diluted EPS *	Nos	293,52,40,355	86,91,01,423

Basic EPS		21.46	26.24
Diluted EPS *		21.46	26.24

Nominal Value per Share		1/-	1/-

*	During the year and the previous year the effect of potential equity shares on account of FCCBs is anti-dilutive and hence the same has not been considered in calculating the diluted EPS.

33	AMALGAMATION SCHEMES:

The Scheme of Amalgamation and Arrangement (the “Scheme-1”) amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Madras Aluminium Company Limited (‘Malco’) and the Company was sanctioned by the High Court of Judicature of Bombay at Goa vide its order dated April 3, 2013 and the Honourable High Court of Madras vide its order dated July 25, 2013. The Scheme became effective for Sterlite and Malco on August 17, 2013; and for SEL and VAL the scheme became effective on August 19, 2013.

The Honourable Supreme Court of Mauritius by an order dated August 24, 2012 and the Honourable High Court of Judicature of Bombay at Goa by an Order dated April 03, 2013, approved the Scheme of Amalgamation (the “Scheme-2”) of Ekaterina (holding 70.5% shareholding in Vedanta Aluminium Limited), with the Company. The effective date of amalgamation is August 17, 2013.

The summary of the appointed dates and effective dates of the schemes are as follows:

Particulars	Appointed date	Effective date
SEL	January 1, 2011	August 19, 2013
Sterlite	April 1, 2011	August 17, 2013
Ekaterina	April 1, 2012	August 17, 2013
Residual business of Madras Aluminium Company Limited (“Malco residual”)	August 17, 2013	August 17, 2013
VAL (Aluminium business demerger)	April 1, 2011	August 19, 2013

The above schemes have been given effect to in the financial statements for the year ended March 31, 2014

I.	Amalgamation of SEL with the Company:

(a)	SEL was engaged in the generation of commercial power in the State of Odisha and was a wholly owned subsidiary of erstwhile Sterlite.

(b)	In accordance with the Scheme-1:

(i)	SEL stands dissolved without winding up with effect from January 01, 2011, on the effective date.

(ii)	All assets, debts and liabilities of SEL have been deemed transferred to and vested in the Company with effect from January 01, 2011.
(iii)	SEL carried on the business for and behalf of the Company for the period from the appointed date to the effective date, in trust as per the Scheme-1.

(iv)	In accordance with the Scheme-1, upon Chapter 2 of the Scheme-1 becoming effective, SEL became a wholly owned subsidiary of SGL, and accordingly no shares were issued and allotted by SGL.

242 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

(c)	The amalgamation has been accounted under the ‘Pooling of Interests’ method as envisaged in the Accounting Standard (AS) -14 on Accounting for Amalgamations specified in the Companies (Accounting Standard) Rules 2006, whereby:

(i)	In accordance with the Scheme-1, the assets, liabilities and reserves (excluding share premium) of SEL as at January 01, 2011 along with subsequent additions/deletions up to March 31, 2013 have been recorded at their book values. Further, equity share capital, share premium account of SEL, and investments in the equity shares of SEL has been eliminated and resultant balance amount of 2.48 Crore has been debited to General Reserve of the Company.

(ii)	The profits of SEL from appointed date January 01, 2011 to March 31, 2013 have been transferred to the Surplus in Statement of Profit and Loss of the Company. The operations of SEL during the year have been accounted for in the current year’s Statement of Profit and Loss of the Company. The credit balance in Surplus in Statement of Profit and Loss of SEL as at April 01, 2013 194.02 Crore (after the alignment of accounting policies of SEL in line with SGL accounting policies) has been included in Surplus in Statement of Profit and Loss of the Company.

(iii)	In terms of the Scheme-1 inter-company balances (payables, receivables, loans, advances, etc) between SEL and the Company (after giving effect of Sterlite amalgamation) as at appointed date have been cancelled.

II.	Amalgamation of Sterlite with the Company:

(a)	Sterlite was engaged in the copper smelting business:

(b)	In accordance with the Scheme-1:

(i)	Sterlite stands dissolved without windingup with effect from April 01, 2011, on the effective date.

(ii)	1,656,179,625 number of equity shares have been issued to the equity shareholders of Sterlite, except for equity shares of Sterlite held by MALCO and excluding shares against which ADS were issued in the ratio of 3 equity shares of face value of Re 1/- each in the Company for every 5 equity shares held in Sterlite. 72,173,625 ADS of the Company representing 288,694,500 equity shares of the Company have been issued in the ratio of 3 ADS of the Company for every 5 ADS of Sterlite.

(iii)	All assets, debts and liabilities of Sterlite have been deemed transferred to and vested in the Company with effect from April 01, 2011.

(iv)	Sterlite carried on the business for and behalf of the Company for the period from the appointed date to the effective date, in trust as per the Scheme-1.
(c)	The amalgamation has been accounted under the ‘Pooling of Interests’ method as envisaged in the Accounting Standard (AS) -14 on Accounting for Amalgamations specified in the Companies (Accounting Standard) Rules 2006, whereby:

(i)	In accordance with the Scheme-1, the assets, liabilities and reserves of Sterlite as at April 01, 2011 along with subsequent addition/deletion up to March 31, 2013 have been recorded at their book values. The difference between the value of total assets, total liabilities and the face value of share capital allotted to the shareholders of Sterlite amounting to 134.45 Crore and credit balance in the General Reserve of 2,770.29 Crore has been credited to the General Reserve in accordance with the Scheme-1.

(ii)	In terms of the Scheme-1, inter-company balances (payables, receivables, loans, advances, etc) between VAL-Aluminium and the Company (after giving effect of Sterlite amalgamation) as at appointed date have been cancelled.

(iii)	The profits of Sterlite from the appointed date April 01, 2011 to March 31, 2013 have been transferred to Surplus in the Statement of Profit and Loss of the Company. The operations of Sterlite during the year have been accounted for in the current year’s Statement of Profit and Loss of the Company. The balance in Surplus in Statement of Profit and Loss of Sterlite as at April 01, 2013 3,069.67 Crore (after the alignment of the accounting policies of Sterlite in line with SGL accounting policies) has been included in Surplus in Statement of Profit and Loss of the Company.

III.	Aluminium Division of Vedanta Aluminium Limited (“VAL–Aluminium”) with the Company:

(a)	Vedanta Aluminium Limited was engaged in the production of aluminium with associated captive power plants. “VAL-aluminium” consisting of 0.5 mtpa aluminium smelter at Jharsuguda and 1.0 mtpa alumina refinery at Lanjigarh in the State of Odisha.

(b)	In accordance with the Scheme-1:

(i)	VAL-Aluminium demerged from VAL and merged with the Company from appointed date April 01, 2011.

(ii)	No shares have been issued and allotted by the Company to Vedanta Aluminium Limited for the demerger of the VAL-Aluminium and merger with the Company.

(iii)	All assets, debts and liabilities of VAL- Aluminium have been deemed transferred to and vested in the Company with effect from April 01, 2011.

(iv)	Vedanta Aluminium Limited carried on VAL- Aluminium business for and behalf of the Company for the period from the appointed date to the effective date, in trust as per the Scheme-1.

Financial Statements
Consolidated	243

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

(c)	The merger has been accounted as under :

(i)	In accordance with the Scheme-1, the assets and liabilities of VAL-Aluminium as at April 01, 2011 along with subsequent addition/deletion up to March 31, 2013 have been recorded at their book values. Further, in accordance with the Scheme-1, excess of book values of assets over liabilities of VAL-Aluminium business amounting to 532.46 Crore has been credited to General Reserve of the Company.

(ii)	In terms of the Scheme, inter-company balances (payables, receivables, loans, advances, etc) between VAL-Aluminium and the Company (after giving effect of Sterlite amalgamation) as at appointed date have been cancelled.

(iii)	The losses of VAL-Aluminium during the period April 01, 2011 to March 31, 2013 have been transferred to Surplus in Statement of Profit and Loss of the Company. The operations of VAL-Aluminium during the year have been accounted for in the current year’s Statement of Profit and Loss of the Company. The debit balance of Surplus in Statement of Profit and Loss of VAL-Aluminium as of April 01, 2013 4,389.54 Crore (after the alignment of accounting policies of VAL-Aluminium in line with SGL accounting policies) has been included in Surplus in Statement of Profit and Loss of the Company.

(iv)	In accordance with the Scheme-1, post the vesting of VAL-Aluminium business with the Company, shortfall of book values of assets over the liabilities of the aluminium business after adjusting the carrying value of equity share investment in VAL as on the effective date not representing by the net assets value of VAL as on effective date amounting to 1,471.63 Crore has been debited to General Reserve of the Company.

IV.	Residual business of The Madras Aluminium Company Limited (‘Malco-residual’) with the Company:

(a)	The Madras Aluminium Company Limited (Malco) was engaged in the production of aluminium and commercial power generation business in the State of Tamil Nadu.

(b)	In accordance with the Scheme-1:

(i)	In accordance with the Scheme-1, the power business of Malco consisting of 100 MW coal based power plant was sold at a consideration of 150.00 Crore to VAL with appointed date of April 01, 2012. Residual business of Malco merged with the Company from appointed date August 17, 2013 and Malco ceased to exist.
(ii)	78,724,989 number of equity shares have been issued to the equity shareholders of Malco in the ratio of 7 equity shares of face value of Re 1/- each in the Company for every 10 equity shares held in Malco.

(iii)	All assets, liabilities and reserves of Malco-residual business were deemed transferred to and vested in the Company with effect from August 17, 2013.

(c)	The amalgamation has been accounted under the ‘Pooling of Interests’ method as envisaged in the Accounting Standard (AS) -14 on Accounting for Amalgamations specified in the Companies (Accounting Standard) Rules 2006, whereby:

(i)	The assets, liabilities and reserves of Malco-residual (except investment in the equity shares of Sterlite) as at appointed date have been recorded at their respective carrying values in the books of the Company. In accordance with the Scheme-1, the difference between the value of total assets (excluding investment in Sterlite), total liabilities, reserves and the face value of share capital allotted to the shareholders of Malco 14.62 Crore and credit balance in the General Reserve of 231.24 Crore has been credited to General Reserve of the Company.

(ii)	In terms of the Scheme-1, as at appointed date the investment in the equity shares of Sterlite in the books of Malco-residual has been cancelled and resultant balance amount of 312.26 Crore has been debited to General Reserve of the Company.

(iii)	In terms of the Scheme-1, inter-company balances (payables, receivables, loans, advances, etc) between Malco-residual and the Company as at the appointed date have been cancelled.

(iv)	The balance in Surplus in Statement of Profit and Loss of Malco-residual as at August 17, 2013 351.06 Crore (after the alignment of accounting policies of Malco-residual business in line with SGL accounting policies) has been included in Surplus in Statement of Profit and Loss of the Company.

244 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

(d)	Upon the Scheme becoming effective and with effect from the appointed date, the assets and liabilities of the power business undertaking, as appearing in the books of Malco at the close of business on the day preceding the appointed date as vested in the Company, are recorded by Vedanta Aluminium Company (“VAL”) at a value derived by apportioning the cash consideration paid amongst all assets and liabilities pertaining to the power business of the undertaking. In terms thereof, VAL has recorded assets of 216.98 Crore and liabilities of 66.98 Crore by apportioning the cash consideration of 150 Crore as stated above.

Subsequently, the name of VAL has been changed to Malco Energy Limited w.e.f October 24, 2013.

V.	Amalgamation of Ekaterina Limited (Ekaterina) with the Company :

(a)	The Honourable High Court of Judicature of Bombay at Goa, by an Order dated April 03, 2013, and The Honourable Supreme Court of Mauritius by an order dated August 24, 2012, approved the Scheme of Amalgamation (the “Scheme-2”) of Ekaterina (holding 70.5% shareholding in Vedanta Aluminium Limited), with the Company effective from the appointed date April 01, 2012. The effective date of amalgamation is August 17, 2013.

(b)	In accordance with the Scheme-2:

(i)	72,304,334 number of equity shares were issued to the equity shareholders of Ekaterina in the ratio of 1 equity share of face value Re 1 each in the Company for every 25 shares held in Ekaterina.

(ii)	In accordance with the Scheme-2, the assets, liabilities and reserves of Ekaterina as at April 01, 2012 along with subsequent addition/deletion up to March 31, 2013 have been recorded in the books of the Company at their respective book values.

(iii)	Ekaterina stands dissolved without winding up with effect from April 01, 2012.

(iv)	Ekaterina carried on the business for and behalf of the Company for the period from the appointed date to the effective date, in trust as per the Scheme-2.
(c)	The amalgamation has been accounted under the ‘Pooling of Interests’ method as envisaged in the Accounting Standard (AS) -14 on Accounting for Amalgamations specified in the Companies (Accounting Standard) Rules 2006, whereby:

(i)	The assets, liabilities and reserves of Ekaterina as at appointed date have been recorded at their respective carrying values in the books of the Company. In accordance with the Scheme-2, difference between total assets, total liabilities, reserves and the face of value share capital allotted to the shareholders of EKTL amounting to 917.48 Crore credited to General Reserve of the Company.

(ii)	In terms of the Scheme-2 inter-company balances (payables, receivables, loans, advances, etc) between Ekaterina and the Company as at the appointed date have been cancelled.

VI.	Consequent to the above and utilising the carry forward unabsorbed tax losses of VAL-Aluminium and SEL, the Company has recognised a current tax credit of 1,755.09 Crore during the year.

VII.	Subsequent to, the effectiveness of the Scheme, a Special Leave Petition challenging the order of the High Court of Judicature of Bombay at Goa has been filed by the income tax department, a creditor and a shareholder have challenged the Scheme in the High Court of Madras. The said petitions are pending for admission/hearing.

VIII.	Subsequent to the effectiveness of the Scheme, all the subsidiaries of erstwhile Sterlite Industries (India) Limited have become subsidiaries of the Company. Consequent to the above, such subsidiaries have been consolidated in the Group Consolidated Financial Statements from April 1, 2013 and an amount of 47,151.30 Crore has been accounted under Reserves & Surplus (Refer note no 6) as an adjustment “Pursuant to Scheme of Amalgamation”, which includes the adjustments to the General Reserves and Surplus in Consolidated Statement of Profit and Loss, as referred to in Notes I to V above.

34	ACQUISITION OF VAL’S POWER BUSINESS THROUGH SLUMP SALE:

By way of Slump sale agreement dated August 19, 2013 between VAL and the Company, the power business consisting of 1,215 MW (9x135 MW) captive power plants situated at Jharsuguda and 300 MW co-generation facility (90MW operational and 210 MW under development) at Lanjigarh together with the assets and liabilities, has been purchased by the Company on a going concern basis at its carrying value at a consideration of 2,893 Crore.

Financial Statements
Consolidated	245

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

35	Pursuant to the share purchase agreement, dated February 25, 2012 between Bloom Fountain Limited (‘BFL’), a wholly owned subsidiary of the Company and Vedanta Resources Holdings Limited (‘VRHL’), BFL acquired 38.68% shareholding in Cairn India Limited and associated debt of US$ 5,998 million by way of acquisition of Twin Star Energy Holdings Limited (‘TEHL’), for a nominal cash consideration of US$1. Consequently w.e.f. August 26, 2013, TEHL, Twin Star Mauritius Holdings Limited (‘TMHL’) and Cairn India Limited (including all its subsidiaries) have become subsidiaries of the Company.

The effect of acquisition of TEHL, TMHL and Cairn India Limited on the financial position and results as included in the consolidated financial statements for the year ended March 31, 2014 are given below:

	( in Crore)
Balance Sheet as at March 31, 2014	TEHL	TMHL	Cairn India Limited (Consolidated)
EQUITY AND LIABILITIES
Shareholders’ funds
Share Capital	36.07	36.06	1,907.63
Reserves & Surplus	(0.40)	(4,260.20)	55,530.06
Non-current liabilities
Long-term borrowings	—	30,613.58	—
Deferred tax liabilities (Net)	—	—	735.59
Long-term provisions	—	—	3,113.14
Current liabilities
Short-term borrowings	—	6,040.36	—
Trade payables	—	—	620.77
Other current liabilities	0.39	2,483.97	2,095.80
Short-term provisions	—	—	1,687.80

Total	36.06	34,913.77	65,690.79

ASSETS
Non-current assets
Fixed assets	—	—	15,620.47
Goodwill on Consolidation	—	—	15,152.24
Non-current investments	36.06	34,801.47	—
Long-term loans and advances	—	—	7,402.71
Other non-current assets	—	47.92	5,382.70
Current assets
Current investments	—	—	16,363.84
Inventories	—	—	297.05
Trade receivables	—	—	2,512.40
Cash and bank balances	—	49.19	1,761.94
Short-term loans and advances	—	—	1,046.68
Other current assets	—	15.19	150.76

Total	36.06	34,913.77	65,690.79

246 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

			( in Crore)
Statement of Profit and Loss for the period ended March 31, 2014	TEHL	TMHL	Cairn India Limited (Consolidated)
Revenue from operations (net)	—	—	11,903.85
Other income	—	435.58	632.21

Total Revenue	—	435.58	12,536.06

Expenses:
Changes in inventories of finished goods, work-in-progress and stock- in-trade	—	—	2.31
Employee benefits expense	—	—	243.78
Finance costs	—	1,286.19	21.56
Depreciation, Depletion and amortization expense	—	—	1,415.97
Other expenses	0.06	0.16	3,508.65
Total expenses	0.06	1,286.35	5,192.27
Profit before tax	(0.06)	(850.77)	7,343.79
Tax expense	—	—	295.28
Net Profit for the period	(0.06)	(850.77)	7,048.51

36	The Company’s interest in Joint Ventures is reported as Long term investments and stated at cost. The financial statements of the Joint Ventures considered in the Consolidated Accounts using proportionate consolidation.

The proportionate share of assets and liabilities Company’s share of each of the assets, liabilities, income and expenses related to its interest in these Joint Ventures are:

( in Crore)
Balance Sheet	As at March 31, 2014
EQUITY AND LIABILITIES
Shareholders’ funds
Share Capital	2.64
Reserves & Surplus	2.44
Non-current liabilities
Long-term borrowings	0.01
Deferred tax liabilities (Net)	0.01
Other Long-term liabilities	0.01
Long-term provisions	0.08
Current liabilities
Trade payables	0.49
Other current liabilities	1.10
Short-term provisions	0.02

Total	6.80

ASSETS
Non-current assets
Fixed assets	4.58
Long-term loans and advances	0.34
Current assets
Trade receivables	0.04
Cash and bank balances	1.14
Short-term loans and advances	0.61
Other current assets	0.09

Total	6.80

Financial Statements
Consolidated	247

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

( in Crore)
Statement of Profit and Loss	Year ended March 31, 2014
Revenue from operations (net)	2.34
Other income	0.05

Total Revenue	2.39

Expenses:
Employee benefits expense	2.39
Finance costs	0.02
Depreciation, Depletion and amortization expense	0.08
Other expenses	3.73

Total expenses	6.22

Profit before tax	(3.83)
Tax expense (benefit)	(0.01)
Net Profit for the period	(3.82)
Capital commitments	0.11

37	The disclosures as required by AS 15 on “Employee Benefits” are as follows:

Particulars	2013-14	2012-13
(a) Defined Contribution Plan:
Employer’s Contribution to Provident Fund & Family Pension Fund	88.75	9.00
Employer’s Contribution to Superannuation	29.47	4.38

The provident funds of BALCO, HZL, SRL and SMCL are exempted under section 17 of Employees Provident Fund Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on Guidance Note from The Institute of Actuaries—Valuation of Interest Guarantees on Exempt Provident Funds under AS 15 (Revised 2005)—for actuarially ascertaining such interest liability, there is no interest shortfall that is required to be met by BALCO, HZL, SRL and SMCL as of March 31, 2014. Having regard to the assets of the Fund and the return in the investments, the Company does not expect any deficiency in the foreseeable future.

Defined contribution plans in case of Black Mountain Mining (Proprietary) Limited is governed by South African Fund Act. Defined contribution fund for THL Zinc Namibia Holdings (Proprietary) Ltd has been registered in Namibia in terms of the Pension Fund Act.

(b)	Defined Benefit Plan: The disclosure as required under AS 15 regarding the Company’s gratuity plan (funded) is as follows:

The Company, BALCO, HZL, Cairn have constituted a trust recognized by Income Tax authorities for gratuity to employees, contributions to the trust are funded with Life Insurance Corporation of India (LIC) and ICICI Prudential Life Insurance Company Limited. In accordance with revised Accounting Standard-15 ‘Employee Benefits’, the Company has provided the liability on actuarial basis. As per the actuarial certificate (on which the auditors have relied), the details of the employees; benefits plan – gratuity are:

Particulars	2013-14	2012-13
Actuarial assumptions
Salary growth	3.00%-15.00%	5.00%-7.50%
Discount rate	9.00%	8.00%
Expected return on Plan Assets	8.00%-9.45%	9.00%-9.40%
Mortality Table	IALM (2006-08)	LIC (1994-96) Ultimate Table

248 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

Particulars	2013-14	2012-13
Expenses recognised in the Statement of Profit and Loss
Current service cost	23.20	3.28
Interest cost	32.74	4.28
Expected return on plan assets	(22.59)	(3.30)
Net actuarial (gains)/losses recognised in the year	8.23	6.51
Direct Payments	—	0.01
Adjustments relating to previous years	—	0.73

Total (Gross of recovery)	41.58	11.51

Present value of defined benefit obligation
Balance at the beginning of the year	54.54	53.40
Add: Pursuant to amalgamation (Refer note no 33)	335.29	—
Add: On acquisition (Refer note no 35)	41.50	—
Current service cost	23.20	3.28
Interest cost	32.74	4.28
Actuarial (gains)/loss on obligation	10.38	6.74
Benefits paid	(71.94)	(13.16)
Balance at the end of the year	425.71	54.54
Fair Value of Plan Assets
Balance at the beginning of the year	43.35	43.92
Add: Pursuant to amalgamation (Refer note no 33)	190.08	—
Add: On acquisition (Refer note no 35)	22.61	—
Expected returns on plan assets	22.59	3.30
Adjustments relating to previous years	—	(0.73)
Contribution	48.86	9.79
Actuarial gains/(losses)	2.17	0.23
Benefits paid	(54.33)	(13.16)
Last year’s interest	0.02	—
Balance at the end of the year	275.35	43.35

Assets and Liabilities recognised in the balance sheet	2013-14	2012-13	2011-12	2010-11	2009-10
Present value of obligations at the end of the year	425.71	54.54	53.40	43.53	38.60
Less: Fair value of plan assets at the end of the year	(275.35)	(43.35)	(43.92)	(40.04)	(37.80)
Net liability recognised in the balance sheet	150.36	11.19	9.48	3.49	0.80
Experience Adjustment on actuarial Gain/(Loss)
Plan Liabilities	0.68	(1.75)	0.27	(2.60)	0.90
Plan Assets	21.49	1.18	0.24	3.23	(3.41)

Note:

In the absence of detailed informations regarding Plan assets which is funded with Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed.

The estimate of rate of escalation in salary considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

The contributions expected to be made by the Company during the financial year 2014-15 are 47.05 Crore (Previous year 11.10 Crore).

Financial Statements
Consolidated	249

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

(c)	Post Employment Medical Benefits

The scheme is framed with a view to provide medical benefits to the regular employees of the company and their spouses subsequent to their retirement on completion of tenure including retirement on medical grounds and voluntary retirement on contributory basis subject to provisions as detailed hereunder.

Movement in present value of defined benefit obligation	2013-14	2012-13
Obligation at the beginning of the year	47.40	—
Current service cost	1.21	—
Interest cost	4.15	—
Contribution from members	0.63	—
Actuarial loss/(gain)	(2.76)	—
Benefits paid	(2.12)	—

Obligation at the end of the year	48.51	—

Amount recognised in the Statement of profit and loss	2013-14	2012-13
Current service cost	1.21	—
Interest cost	4.15	—
Net actuarial (gains)/losses recognised in the period	(2.76)	—

Total	2.60	—

Actuarial assumptions	2013-14	2012-13
Salary growth	3.0%-7.5%	—
Discount rate	9.0%-9.2%	—
Expected return on Plan Assets
In Service Mortality	IALM (2006-08)	—
Post Retirement Mortality	LIC (1996-98) Ultimate	—

Amount recognised in the balance sheet	2013-14	2012-13	2011-12	2010-11	2009-10
Present value of obligations at the end of the year	48.51	—	—	—	—
Less: Fair value of plan assets at the end of the year	—	—	—	—	—
Net liability recognised in the balance sheet	48.51	—	—	—	—
Experience Adjustment on actuarial Gain/(Loss)
Plan Liabilities	1.12	—	—	—	—
Plan Assets	—	—	—	—	—

The estimate of rate of escalation in salary considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

38	The Company (erstwhile Sterlite) entered into Joint venture agreement with Orissa Mining Corporation Limited (OMCL) and incorporated South West Orissa Bauxite Mining Private Limited (SWOBM) with equity contribution of 0.05 Crore in the ratio of 74 (the Company):26 (OMCL). SWOBM was incorporated on July 15, 2009 to carry on the business of raising and mining bauxite and alumina bearing ore from the bauxite mines in the State of Odisha. As per JV agreement dated October 05, 2004 and subsequent amendment thereto in 2009, The Company was to enter into raising contract agreement with OMCL, the lessee of Niyamgiri Mines to raise bauxite from said mines. Since Ministry of Environment & Forests (MoEF) has not granted approval for forest diversion, no mining activity has been undertaken and accordingly the raising contract agreement was not entered into.

250 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

39	In an appeal filed by the Company (erstwhile Sterlite) against the closure order of the Tuticorin Copper smelter by Tamilnadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013 and therefore the plant remained closed for the major duration of the first quarter of fiscal 2014 impacting the revenue and profits of the copper segment. The Expert Committee submitted a report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on July 15, 2013 that the Copper smelter could continue its operations. The NGT also ordered that the recommendations made by the Expert Committee be implemented in a time bound manner. The Company has implemented all of the recommendations during the year. TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India, which is yet to listed for hearing.

40	The Central Excise Department had, in June 2010, alleged violation of Advance license conditions for the period 2005-2009 on the Company (erstwhile Sterlite). No show cause notice in this regard has been served on the Company. The Company has obtained a Writ for stay on recoveries / further proceedings from the Honourable Madras High Court, Madurai Bench in this matter. The company has also been legally advised that the alleged charges are not legally sustainable and there is no financial liability on the Company.

41	The Company (erstwhile SEL) had entered into an EPC contract with SEPCO Electric Power Construction Corporation (SEPCO) for setting up 1,980 MW Independent Power Plant at Talwandi, Punjab. The said contract has been novated in the name of Talwandi Sabo Power Limited (TSPL) by virtue of a novation agreement dated November 17, 2009 between the company, TSPL and SEPCO and all rights and obligations of the Company have been assigned to TSPL by virtue of the novation agreement. The Company has guaranteed to SEPCO to discharge TSPL’s obligation, including right of recourse to the Company under the guarantee, in case of failure of TSPL to perform its obligations under the EPC contract.

42	a) Lanjigarh project – Niyamgiri mining lease:

In respect of the Niyamgiri mining lease of the Company (erstwhile VAL), the Hon’ble Supreme Court in its order dated April 18, 2013 directed the Government of Odisha (“GOO”) to place any unresolved issues and claims of the local communities under the Forest Right Act and rules before the Gram Sabha. The GOO completed the process of conducting Gram Sabha meetings in 12 villages and submitted its report on the proceedings to the Ministry of Environment and Forests (“MOEF”). Further the MOEF based on the report submitted by the GOO rejected the grant of stage II forest clearance for the Niyamgiri project of Orissa Mining Corporation Limited, which is one of the sources of supply of bauxite to the alumina refinery at Lanjigarh. In terms of the Memorandum of Understanding with the GOO (through OMC), 150 million tonnes of bauxite is required to made available to the Company. The Company is also considering sourcing of bauxite from alternate sources to support the existing and the expanded refinery operations.

b)	Expansion of Alumina Refinery:

With regard to the expansion project at Lanjigarh, the Company’s fresh application for environmental clearance is under consideration. In the meantime the expansion plans are on hold.

The above matters are critical to the planned operations of the aluminium business of the Company. The management expects that with timely support of relevant authorities, the above matters will be satisfactorily resolved.

43	(i) Karnataka mining:

The mining ban in Karnataka was lifted on April 18, 2013. The Company has complied with all conditions for the recommencement of operations and mining operations resumed in December 2013 with a production 1.5 million tonnes during the year.

(ii) Goa mining:

Subsequent to the year end, the Honorable Supreme Court (Supreme Court) vide its judgment dated April 21, 2014 has lifted the ban on mining in the State of Goa, subject to certain conditions, including formulation of the state policy for mining leases and renewals. It has imposed an interim restriction on the maximum annual excavation from the mining leases in the State of Goa to 20 million tonnes subject to determination of final capacity by Expert Committee appointed by the Supreme Court. Further, in its order, the Supreme Court has held that all mining leases in the State of Goa, including those of the Company, SRL and SMCL have expired in 2007 and no mining operations can be carried out until renewal/execution of mining lease deeds by the State government. It has also directed that out of the sale proceeds of the e-auction of excavated ore Leaseholders to be paid average cost of excavation of iron ore, and the balance amounts are to be allocated amongst various affected stakeholders and unallocated amounts to be appropriated to the State Government. The Group is of the view that its carrying value of inventories aggregating 476.33 Crore as at the Balance Sheet date would not be less than the realisation proceeds in terms of the said judgement. In view of the above, the iron ore inventories as at the balance sheet date have been carried at cost. The Group is in the process of obtaining the necessary permissions for commencement of operations at the earliest.

Financial Statements
Consolidated	251

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

44	In March 2010, ASARCO had filed a complaint against the Company (erstwhile Sterlite) and its subsidiary Sterlite (USA) Inc, in the Bankruptcy Court of the Southern District of Texas, for alleged breach of the Purchase and Sale agreement signed in May 2008. The Bankruptcy Court of the Southern District of Texas, heard the matter and vide its order dated final judgement of February 27, 2012, has ruled that ASARCO is entitled to a gross amount of US$ 132.75 million in incidental damages. This amount shall be reduced by US$ 50 million paid by the Company to ASARCO in December 2009, making ASARCO entitled for a net amount of US$ 82.75 million. The Company has recognised a liability of 497.33 Crore (US$ 82.75 million). The Company and its subsidiary have filed notice of appeal against this judgement, the hearing of which is scheduled on the July 30, 2014.

45	HZL/BALCO CALL OPTION:

a)	In pursuance to the Government of India’s policy of disinvestment and the Share Purchase Agreement and a Shareholder’s Agreement (SHA) both dated April 4, 2002 entered into with the Government of India, the Company (erstwhile Sterlite) acquired 26% equity interest in Hindustan Zinc Limited (HZL). Under the terms of the SHA, the Company had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Company exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Company also acquired additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provides the Company, the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Company exercised the second call option via its letter dated July 21, 2009. The Government of India disputed the validity of call option and has refused to act upon the second call option. Consequently, the Company invoked arbitration and filed a statement of claim. The arbitration proceedings are under progress in early stages. The next date of hearing is fixed on September 13, 2014.

b)	The Company (erstwhile Sterlite) purchased a 51.0% holding in Bharat Aluminium Company Limited (BALCO) from the Government of India on March 2, 2001. Under the terms of the shareholder’s agreement (“SHA”) for BALCO, the Company has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Company exercised this option on March 19, 2004. However, the Government of India has contested the valuation and validity of the option and contended that the clauses of the SHA violate the provision of Section 111A of the (Indian) Companies Act, 1956 by restricting the rights of Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. Subsequently the Company referred the matter to arbitration as provided in the SHA and the majority award of the arbitral tribunal rejected the claims of the Company on the ground that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate the (Indian) Companies Act, 1956 and are not enforceable.

The Company challenged the validity of the majority award under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The High Court of Delhi passed an order dated August 10, 2011 directing the Company’s application and the application by the Government of India to be heard together as they arise from a common arbitral award. The matter is currently pending before the High Court of Delhi and scheduled for final hearing on April 30, 2014.

On January 9, 2012, the Company offered to acquire the Government of India’s interests in HZL and BALCO for 15,492.00 Crore and 1,782.00 Crore, respectively. The Company has, by way of letters dated April 10, 2012 and July 6, 2012, sought to engage with the Government of India on the same terms as the offer. This offer was separate from the contested exercise of the call options, and the Company proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore there is no certainty that the acquisition will proceed.

46	The mining operations at CMT, Australia were temporarily suspended in January 2014 following a mud rush incident at the mines. CMT is preparing a Case to Manage underground safety and is working with the local regulatory authorities to recommence operations. The management reviewed the carrying value of assets and associated goodwill at the balance sheet date, estimated the recoverable amounts of the assets and concluded that there was no impairment because the recoverable amount (estimated based on value in use) exceeded the carrying amounts.

252 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

47	The Board of Directors and the Shareholders of Cairn have approved a proposal for buy back of its equity share at a price not exceeding 335 per equity share, for an aggregate amount not exceeding 5,725 Crore. The buy back, which commenced on January 23, 2014, is being done from open market other than from promoters and persons in control. During the year, Cairn has bought back and extinguished 32,70,549 equity shares of face value of 10/- each for a total consideration of 105.53 Crore.

48	Certain foreign exchange hedging instruments which qualify for being designated as “hedges of net investment in foreign operation”, have been so designated. Consequently, mark to market exchange losses (spot movement) on such forward exchange contracts amounting to 315.41 Crore have been recognised in the Foreign Currency Translation reserve during the year ended March 31, 2014.

49	A) Contingent Liabilities

	( in Crore)
	As at March 31, 2014	As at March 31, 2013
(a) Disputed liabilities in appeal :
(i) Income Tax demands principally in respect of tax holiday claims and disallowances of expenditure relating to exempt income etc.	2,919.88	1,653.83
(ii) Sales Tax & Entry Tax demands relating to tax on Freight, tax rate differences, stock transfer matters etc.	622.76	—
(iii) Excise Duty relating to disputes in respect of dutiability and availing of cenvat credit on certain capital goods and other inputs	297.38	—
(iv) Service Tax demands for certain services rendered	238.51	—
(v) Custom Duty for import/export of goods	25.74	34.41
(vi) Forest development tax	297.80	195.36
(vii) Cess on transportation of ore, coal and coke	150.50	148.50
(viii) Royalty demand in Karnataka	12.11	—
(ix) Other matters principally related to certain indirect taxes/duties/marine claims	36.49	13.34
(b) Claims against the Company not acknowledged as debts relating to :
- Energy Development Cess claimed by the Government of Chhattisgarh	437.94	—
- Mining cases	333.88	—
- Suppliers & contractors	141.87	—
- Renewable Energy Purchase Obligation	100.51	—
- VAT input on Coal	76.33	—
- Power Repurchase Obligation	98.79	—
- Ravva Joint Venture arbitration proceedings on base development cost	168.80	—
- Others	393.91	23.96

(c)	Land Cases filed by erstwhile owners of land in earlier years for enhancement of compensation have been dismissed by the District Judge during the previous year and presently only five (5) land cases filed in the name of TSPL, are pending in District Court, Mansa and thirty two (32) land cases filed in the name of State of Punjab are pending in District Court, Mansa as on March 31, 2014. With a view to better safeguard its interest, TSPL has filed application for acceding as party to dispute in these matters as well.
(d)	TSPL has entered into a long term Power Purchase Agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) for supply of power. TSPL has a contractual obligation to complete the commissioning of various units of the power plants as per the schedules agreed in terms of the said PPA. However, there are obligations and performances to be met by both PSPCL and TSPL in order to invoke a claim for liquidated damages. As per the terms of the PPA, PSPCL was obligated to fulfil certain conditions including procuring interconnection and transmission facilities, arranging supply of adequate quantity of fuel for the project etc. However due to delay in fulfilment of the obligations by PSPCL as per the PPA, other related reasons and force majeure events, there has been delay in implementation of the project as compared to the PPA timelines.

Financial Statements
Consolidated	253

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

During the year, TSPL has received letter from PSPCL seeking payment of Liquidated damages (LD) of 317.64 Crore (maximum) each for delay in commissioning of Unit I and II totaling 635.28 Crore, which has been suitably responded to by TSPL. TSPL has been legally advised by its advisors who has opined that such claims for LD from PSPCL are unsustainable and that it has a good case to defend. Accordingly, on the basis of facts of the situation backed by legal opinion, TSPL is of the view, that it is unlikely that PSPCL can legally sustain a claim on TSPL for Liquidated damages requiring an outflow of resources for the above stated reasons, and accordingly, no provision is considered necessary at this stage.

(e)	In March 2014, Cairn received a show cause notice from the Indian Tax Authorities (“Tax Authorities”) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (“CUHL”) UK, for acquiring shares of Cairn India Holdings Limited (“CIHL”). Tax Authorities have stated in the said notice that a short term capital gain of 24,503.50 Crore accrued to CUHL on transfer of the shares of CIHL to the Cairn, in financial year 2006- 2007, on which tax should have been withheld by Cairn. Cairn believes that the transaction is not liable for any withholding tax on account of retrospective amendment by insertion of Explanation 5 to Section 9(1)(i) of India Income Tax Act, 1961 and Cairn intends to defend its position before the Tax Authorities. Cairn has, accordingly filed reply to the above notice in April 2014 and is cooperating with the Tax Authorities.

(f)	In case of Cairn, Ravva joint venture had received a claim from the Director General of Hydrocarbons (DGH) for the period from 2000-2005 for US$ 166.4 million for an alleged underpayment of profit petroleum to the Indian Government, out of which, Company’s share will be US$ 37.4 million (approximately 168.80 Crore) plus potential interest at applicable rate (LIBOR plus 2% as per PSC).

This claim relates to the Indian Government’s allegation that the Ravva JV had recovered costs in excess of the Base Development Costs (“BDC”) cap imposed in the PSC and that the Ravva JV had also allowed these excess costs in the calculation of the Post Tax Rate of Return (PTRR). Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award on January 18, 2011 at Kuala Lumpur, allowing Claimants (including the Company) to recover the development costs spent to the tune of US$ 278.0 million and disallowed over run of US$ 22.3 million spent in respect of BDC along with 50% legal costs reimbursable to the Joint venture partners. High Court of Kuala Lumpur dismissed Government of India’s (GOI) application of setting aside the part of the Award on August 30, 2012 with costs. However, GOI appealed before the Court of Appeal against the High Court’s order and the same is pending adjudication.

(g)	Shenzhen Shandong Nuclear Power Construction Co. Limited (‘SSNP’) subsequent to terminating the EPC contract invoked arbitration as per the contract alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for refinery expansion project, and filed a claim of 1,780.16 Crore. SSNP also filed a petition under Section 9 of the Arbitration and Conciliation Act, 1996 before the Bombay High Court praying for interim relief. The Bombay High Court initially dismissed their petition, but on a further appeal by SSNP, the Division Bench of the Bombay High Court directed Jharsuguda aluminium to deposit a bank guarantee for an amount of 187.00 Crore as a security, being a prima facie representation of the claim, until arbitration proceedings are completed. Jharsuguda Aluminium has deposited a bank guarantee of equivalent amount. Management is of the opinion that this claim is not valid under the terms of the contract with SSNP and it is unlikely that SSNP can legally sustain the claim and accordingly, no provision is considered necessary.

254 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

(h)	In case of Cairn, Section 80-IB (9) of the Income Tax Act, 1961 allows the deduction of 100% of profits from the commercial production or refining of mineral oil. The term ‘mineral oil’ is not defined but has always been understood to refer to both oil and gas, either separately or collectively, The 2008 Indian Finance Bill appeared to remove this deduction by stating [without amending section 80-IB (9)] that “for the purpose of section 80-IB (9), the term ‘mineral oil’ does not include petroleum and natural gas, unlike in other sections of the Act”. Subsequent announcements by the Finance Minister and the Ministry of Petroleum and Natural Gas have confirmed that tax holiday would be available on production of crude oil but have continued to exclude gas.

Cairn filed a writ petition to the Gujarat High Court in December 2008 challenging the restriction of section 80-IB to the production of oil. Gujarat High Court did not admit the writ petition on the ground that the matter needs to be first decided by lower tax authorities. A Special Leave Petition has been filed before Supreme Court against the decision of Gujarat High court.

In the event this challenge is unsuccessful, the potential liability for tax and related interest on tax holiday claimed on gas is approximately  254.97 Crore.

(i)	Future cash flows in respect of the above, if any, is determined only on receipt of judgement/ decisions pending with relevant authorities. The Group does not expect the outcome of matters stated above to have a material adverse effect on the Group’s financials conditions, result of operations or cash flows.

	( in Crore)
	As at March 31, 2014	As at March 31, 2013
B) Capital and other commitments
(a) Capital commitments
i) Estimated amount of contracts remaining to be executed on Capital account and not provided for (net of advances).	7,844.29	91.56
ii) Share of Joint ventures Exploration activities and Development activities	6,305.47	—
(b) Other commitments
i) The Company has given corporate guarantees to regulatory authorities on behalf of Volcan Investments Limited	115.00	—
ii) Export obligations against the import licenses taken for import of capital goods under the Export promotion Capital Goods Scheme and advance license.	22,598.45	—
iii) Customs duty bond taken for Project Import/Export	4,301.94	3,465.86
iv) Estimated cost of variation in copper and precious metals quantity due to adjustments done based on metal contents as per laboratory assessments pending receipt of final invoice	37.28	—
v) Share of Joint ventures minimum exploration commitments as per the production sharing contracts	1,095.34	—

vi) Power Division of the company has signed a long term power purchase agreement (PPA) with Gridco Limited for supply of 32% of power generated from the power station. The PPA has a tenure of twenty five years.

(vii) TSPL has signed a long term power purchase agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) [formerly known as Punjab State Electricity Board (PSEB)] for supply of power generated from the power plant. The PPA has tenure of twenty five years.

Financial Statements
Consolidated	255

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

50	SEGMENT INFORMATION AS PER ACCOUNTING STANDARD 17 ON SEGMENT REPORTING

I)	Information about Primary Business Segments

	( in Crore)
	Business Segments
	Copper		Aluminium		Iron Ore		Power		Zinc		Oil and Gas		Others		Unallocated		Eliminations		Total
Particulars	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Revenue
External Sales	21,440.44	—	11,760.03	—	8.45	1,789.75	3,538.91	—	18,509.83	—	11,903.73	—	1,839.07	1,035.74	—	—	—	—	69,000.46	2,825.49
Inter Segment Sales	30.22	—	19.86	—	22.44	90.09	256.18	—	83.08	—	—	—	559.05	408.74	—	—	(970.83)	(498.83)	—	—
Gross Turnover	21,470.66	—	11,779.89	—	30.89	1,879.84	3,795.09	—	18,592.91	—	11,903.73	—	2,398.12	1,444.48	—	—	(970.83)	(498.83)	69,000.46	2,825.49
Less: Excise Duty recovered on Sales	876.96	—	1,001.10	—	—		—	—	1,297.01	—	—	—	92.11	100.67	—	—	—	—	3,267.18	100.67
Total Revenue	20,593.70	—	10,778.79	—	30.89	1,879.84	3,795.09	—	17,295.90	—	11,903.73	—	2,306.01	1,343.81	—	—	(970.83)	(498.83)	65,733.28	2,724.82
Results
Segment Result	764.95	—	606.08	—	(456.04)	347.43	430.52	—	6,471.24	—	6,164.77	—	48.83	(68.01)	—	—	—	—	14,030.35	279.42
Unallocated Corporate Expenses	—	—	—	—	—	—	—	—	—	—		—	—	—	1,288.11	—	—	—	1,288.11	—
Operating Profit/(Loss)	764.95	—	606.08	—	(456.04)	347.43	430.52	—	6,471.24	—	6,164.77	—	48.83	(68.01)	(1,288.11)	—	—	—	12,742.24	279.42
Less: Finance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5,094.41	474.65	—	—	5,094.41	474.65
Add : Other Income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,073.47	42.43	—	—	2,073.47	42.43
Less: Income Tax (including Deferred Tax)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(846.85)	(42.94)	—		(846.85)	(42.94)
Less: Exceptional items	—	—	66.84	—	100.26	—	—	—	61.67	—	—	—	—	—	—	21.17	—	—	228.77	21.17
Net Profit/(Loss)	764.95	—	539.24	—	(556.30)	347.43	430.52	—	6,409.57	—	6,164.77	—	48.83	(68.01)	(3,462.20)	(410.45)	—	—	10,339.38	(131.03)
Other Information :
Segment Assets	8,681.00	—	42,950.65	—	5,192.40	4,955.10	19,581.85	—	16,661.53	—	54,133.54	—	2,088.08	1,478.91	—	—	—	—	149,289.05	6,434.01
Unallocated Corporate Assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	64,854.52	16,603.01	—	—	64,854.52	16,603.01
Total Assets	8,681.00	—	42,950.65	—	5,192.40	4,955.10	19,581.85	—	16,661.53	—	54,133.54	—	2,088.08	1,478.91	64,854.52	16,603.01	—	—	214,143.57	23,037.02
Segment Liabilities	2,296.91	—	3,398.31	—	330.47	455.89	3,103.61	—	2,840.98	—	5,864.08	—	275.79	354.69	—	—	—	—	18,110.15	810.58
Unallocated Corporate Liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	89,227.31	4,751.04	—	—	89,227.31	4,751.04
Total Liabilities	2,296.91	—	3,398.31	—	330.47	455.89	3,103.61	—	2,840.98	—	5,864.08	—	275.79	354.69	89,227.31	4,751.04	—	—	107,337.46	5,561.62
Capital Expenditure	240.81	—	1,408.41	—	285.12	555.21	2,018.93	—	2,296.39	—	2,528.86	—	29.30	74.33	6.98	—	—	—	8,814.80	629.54
Depreciation & Amortisation	411.31	—	1,102.18	—	111.21	152.69	594.59	—	1,615.38	—	2,454.90	—	87.20	44.77	505.55	—	—	—	6,882.32	197.46
Non-cash Expenditure other than depreciation	0.10	—	81.09	—	28.48	—	221.19	—	—	—	—	—	1.75	—	—	70.61	—	—	332.61	70.61

(i)	Segments have been identified and reported taking into account, the different risks and returns, the organization structure and the internal reporting systems. The main business segments are, (a) Zinc which consists of mining of ore and manufacturing of zinc ingots, lead ingots and silver, both from own mining and purchased concentrate (b) Oil & Gas which consists of exploration, development and production of oil and gas (c) Iron ore (d) Copper which consist of mining of copper concentrate, manufacturing of Copper Cathode, Continuous Cast Copper Rod, Anode Slime including from purchased concentrate and manufacturing of precious metal from anode slime, Sulphuric acid, Phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacture of alumina and various aluminium products (f) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Others business segment comprise of pig iron, metallurgical coke, port/berth, paper etc.
(ii)	Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and unallocated corporate liabilities respectively.

256 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

II)	Information about secondary segment

	( in Crore)
	Current Year	Previous Year
Geographical Segment
Revenue by geographical segment
India	41,108.18	963.86
Outside India	24,625.10	1,760.96

Total	65,733.28	2,724.82

Carrying Amount of Segment Assets
India	141,259.31	5,375.59
Outside India	8,029.74	1,058.42
Total	149,289.05	6,434.01
Segment Capital Expenditure
India	8,242.08	416.63
Outside India	565.74	212.91

Total	8,807.82	629.54

Reconciliation between segment revenue and enterprise revenue

	( in Crore)
Particulars	Current Year	Previous Year
Segment Revenue (net of excise duty)
Copper	20,593.70	—
Aluminium	10,778.79	—
Iron Ore	30.89	1,879.84
Power	3,795.09	—
Zinc, Lead and Silver	17,295.90	—
Oil & Gas	11,903.73	—
Others	2,306.01	1,343.81
Eliminations	(970.83)	(498.83)

Total Segment Revenue	65,733.28	2,724.82

Enterprise Revenue
Revenue from operations (net)	66,152.41	2,748.94
Less: Other operating revenues	(419.13)	(24.12)

Total enterprise revenue	65,733.28	2,724.82

Financial Statements
Consolidated	257

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

51	RELATED PARTY DISCLOSURES

List of related parties and relationships

A)	Entities Controlling the Company (Holding Companies)

Volcan Investments Limited

(Ultimate Holding Company)

Vedanta Resources Plc

(Intermediate Holding Company)

Vedanta Resources Holdings Limited

(Intermediate Holding Company)

Vedanta Resources Finance Limited

(Intermediate Holding Company)

Vedanta Resources Cyprus Limited

(Intermediate Holding Company)

Richter Holding Limited

(Intermediate Holding Company)

Twin Star Holdings Limited

(Intermediate Holding Company)

Finsider International Company Limited

(Intermediate Holding Company)

Westglobe Limited

(Intermediate Holding Company)

Welter Trading Limited

(Intermediate Holding Company)

B)	Fellow Subsidiaries

Konkola Copper Mines Plc

Vedanta Resources Jersey II Limited

Vedanta Jersey Investments Limited

The Madras Aluminium Company Limited*

Sterlite Industries (India) Limited*

Hindustan Zinc Limited*

Vedanta Aluminium Limited*

Black Mountain Mining (Pty) Limited*

Bharat Aluminium Company Limited*

Vizag General Cargo Berth Private Limited*

Sterlite Technologies Limited

Sterlite Grid Limited

Sterlite Iron and Steel Company Limited

C)	Associates

Cairn India Limited (upto August 25, 2013)

RoshSkor Township (Proprietary) Limited

Gaurav Overseas Private Limited

Raykal Aluminium Company Private Limited

D)	Key Management Personnel

Mr. Anil Agarwal

Mr. Navin Agarwal

Mr. Tarun Jain

Mr. M.S. Mehta (upto March 31, 2014)

Mr. P.K. Mukherjee (upto March 31, 2014)

Mr. Amit Pradhan (resigned w.e.f.

August 18, 2013)

Mr. Thomas Albanese $

Mr. D.D. Jalan #

E)	Relatives of Key Management Personnel

Mr. Dwarka Prasad Agarwal (Father of Mr. Anil

Agarwal and Mr. Navin Agarwal)

Mr. Agnivesh Agarwal (Son of Mr. Anil Agarwal)

F)	Others

Public & Political Awareness Trust

Vedanta Foundation

Vedanta Medical Research Foundation

Sesa Community Development Foundation

Anil Agarwal Foundation Trust

Goa Maritime Private Limited (Jointly Controlled

Entity)

Rampia Coal Mines & Energy Private Limited (Joint

Venture)

Madanpur South Coal Company Limited (Joint

Venture)

*	Ceases to be related party for the Group pursuant to Scheme of Amalgamation (Refer note no. 33)
$	Appointed as Chief Executive Officer w.e.f. April 01, 2014
#	Appointed as Whole Time Director & Chief Financial Officer w.e.f. April 01, 2014

258 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

G)	Transactions / Balances with related parties

	( in Crore)
	Holding Companies		Fellow Subsidiary		Associates		Key Management Personnel		Relatives of Key Management Personnel		Others		Total
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Income :
(i) Revenue from Operations	—	—	650.67	6.50	—	0.00	—	—	—	—	—	0.01	650.67	6.51
(ii) Other Income
a) Interest & Guarantee Commission	42.48	—	8.10	3.34	—	—	—	—	—	—	—	0.03	50.58	3.37
b) Outsourcing service fees	2.08	—	—	—	—	—	—	—	—	—	—	—	2.08	—

(iii) Purchases
a) Purchase of goods	—	—	2,207.36	—	—	—	—	—	—	—	—	—	2,207.36	—
(iv) Expenditure :
a) Long Term Incentive Plan expenses	165.64	11.87	—	—	—	—	—	—	—	—	—	—	165.64	11.87
b) Remuneration/ Sitting Fees	—	—	—	—	—	—	43.36	3.79	2.27	—	—	—	45.63	3.79
c) Management Consultancy Services including representative office fees	30.47	—	—	—	—	—	—	—	—	—	—	—	30.47	—
d) (Recovery of)/Reimbursement for other expense	1.50	—	(5.71)	10.99	—	—	—	—	—	—	0.00	5.80	(4.21)	16.79
e) Donation	—	—	—	—	—	—	—	—	—	—	14.94	3.94	14.94	3.94
f) Interest & Guarantee Commission	4.48	—	1,108.46	—	—	—	—	—	—	—	—	—	1,112.94	—
(v) Transfer of Assets	—	—	0.06	—	—	—	0.04	—	—	—	—	—	0.10	—
(vi) Dividend paid	484.39	95.82	14.37	—	—	—	—	—	—	—	—	—	498.76	95.82
(vii) Guarantee given	115.00	—	—	—	—	—	—	—	—	—	—	—	115.00	—
(viii) Guarantee taken	21,073.89	—	—	—	—	—	—	—	—	—	—	—	21,073.89	—
(ix) Purchase/(Sales) of fixed assets	—	—	(0.28)	4.13	—	—	—	—	—	—	—	—	(0.28)	4.13
(x) Balances as at year end
a) Trade receivables	—	—	30.59	0.42	—	—	—	—	—	—	—	0.46	30.59	0.88
b) Loans and advances	7.36	—	35.31	39.97	10.60	—	—	—	—	—	0.00	0.27	53.27	40.24
c) Long-term borrowings	—	—	23,401.61	—	—	—	—	—	—	—	—	—	23,401.61	—
d) Trade payables	0.19	—	17.66	6.07	—	—	—	0.05	—	—	—	—	17.85	6.12
e) Other current liabilities	236.58	30.07	2,433.20	—	—	—	—	—	—	—	—	—	2,669.78	30.07
f) Other current assets	5.37	—	—	—	—	—	—	—	—	—	—	—	5.37	—
g) Current investments	321.74	—	—	—	—	—	—	—	—	—	—	—	321.74	—
h) Non-current investments	—	—	10.86	—	202.24	15,881.93	—	—	—	—	—	—	213.10	15,881.93
(xi) Transactions during the year
a) Loans and advances given / (received) during the year	7.36	—	(4.66)	0.59	10.60	—	—	—	—	—	(0.27)	—	13.03	0.59
b) Long-term borrowings repaid during the year	544.80	—	—	—	—	—	—	—	—	—	—	—	544.80	—

Financial Statements
Consolidated	259

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

H)	Disclosure in respect of transactions with related parties

( in Crore)
	Current Year	Previous Year
Income :
(i) Revenue from Operations
Sterlite Technologies Limited	650.67	—
Hindustan Zinc Limited	—	1.42
Sterlite Industries (India) Limited	—	5.08
Goa Maritime Private Limited	—	0.01

	650.67	6.51

(ii) Rendering of service
a) Interest & Guarantee Commission
Richter Holding Limited	8.09	—
Welter Trading Limited	15.20	—
Vedanta Resources Plc	12.43	—
Vedanta Jersey Investment Limited	4.43	—
Vedanta Resources Holdings Limited	2.07	—
Twin Star Holdings Limited	4.69	—
Sterlite Iron and Steel Company Limited	2.49	3.34
Sterlite Technologies Limited	1.18	—
Goa Maritime Private Limited	—	0.03

	50.58	3.37

b) Outsourcing service fees
Vedanta Resources Plc	2.08	—
	2.08	—
(iii) Purchases
a) Purchase of goods
Konkola Copper Mines Plc	2,206.16	—
Sterlite Technologies Limited	1.20	—

	2207.36	—

(iv) Receiving of services
a) Long Term Incentive Plan expenses
Vedanta Resources Plc	165.64	11.87

	165.64	11.87

b) Remuneration/Sitting Fees
Mr. Navin Agarwal	17.22	—
Mr. P. K. Mukherjee	4.50	2.30
Mr. M. S. Mehta	5.90	—
Mr. Amit Pradhan	1.05	1.49
Mr. D. D. Jalan	4.55	—
Mr. Tarun Jain	10.14	—
Mr. Agnivesh Agarwal	2.27	—

	45.63	3.79

c) Management Consultancy Services including representative office fees :
Vedanta Resources Plc	30.47	—

	30.47	—

260 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

	( in Crore)
	Current Year	Previous Year
d) (Recovery of)/Reimbursement to for other expenses
Vedanta Resources Plc	1.50	—
The Madras Aluminium Company Limited	—	0.01
Konkola Copper Mines Plc	(5.11)	(0.04)
Vedanta Aluminium Limited	—	(0.06)
Sterlite Technologies Limited	(0.20)	—
Sterlite Iron & Steel Company Limited	(0.01)	—
Sterlite Grid Limited	(0.39)	—
Goa Maritime Private Limited	—	5.80
Bharat Aluminium Company Limited	—	(0.02)
Black Mountain Mining (Pty) Limited	—	(0.02)
Hindustan Zinc Limited	—	(0.25)
Sterlite Industries (India) Limited	—	11.36
Vizag General Cargo Berth Private Limited	—	0.01

	(4.21)	16.79

e) Donation
Vedanta Foundation	4.55	—
Vedanta Medical Research Foundation	5.64	—
Sesa Community Development Foundation	4.75	3.94

	14.94	3.94

f) Interest & Guarantee Commission
Vedanta Resources Jersey II Limited	1,108.46	—
Vedanta Resources Holdings Limited	4.48	—

	1,112.94	—

(v) Transfer of Assets
Sterlite Technologies Limited	0.06	—
Mr. P. K. Mukherjee	0.04	—

	0.10	—

(vi) Dividend paid
Twin Star Holdings Limited	407.32	6.65
The Madras Aluminium Company Limited	14.37	—
Finsider International Company Limited	64.24	80.30
Westglobe Limited	7.09	8.87
Welter Trading Limited	5.74	—

	498.76	95.82

(vii) Guarantees Given
Volcan Investments Limited	115.00	—

	115.00	—

(viii) Guarantees taken
Vedanta Resources Plc	21,073.89	—

	21,073.89	—

(ix) Purchase/ (Sales) of Fixed Assets
Sterlite Technologies Limited	(0.28)	—
Sterlite Industries (India) Limited	—	4.13

	(0.28)	4.13

Financial Statements
Consolidated	261

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

	( in Crore)
	Current Year	Previous Year
Disclosure in respect of transactions with related parties
(x) Balances as at year end
a) Trade Receivables
Vedanta Aluminium Limited	—	0.01
Sterlite Technologies Limited	30.50	—
Konkola Copper Mines Plc	0.09	—
Goa Maritime Private Limited	—	0.46
Hindustan Zinc Limited	—	0.41

	30.59	0.88

b) Loans and advances
Vedanta Resources Plc	6.28	—
RoshkSor Township (Proprietary) Limited	10.60	—
Konkola Copper Mines Plc	14.95	—
Volcan Investments Limited	1.08	—
Sterlite Iron And Steel Company Limited	18.52	39.97
Vedanta Foundation (Current Year 8,000)	0.00	—
Sterlite Grid Limited	0.08	—
Sterlite Technologies Limited	1.76	—
Goa Maritime Private Limited	—	0.27

	53.27	40.24

Loans & Advances - Non-current	—	0.14
Loans & Advances - Current	53.27	40.10

Total	53.27	40.24

c) Long-term borrowings
Vedanta Resources Jersey II Limited	23,401.61	—

d) Trade Payables
Twin Star Mauritius Holdings Limited	—	1.56
Sterlite Industries (India) Limited	—	4.51
Mr. P. K. Mukherjee	—	0.05
Vedanta Resources Plc	0.19	—
Konkola Copper Mines Plc	17.66	—

	17.85	6.12

e) Other Current Liabilities
Vedanta Resources Jersey II Limited	2,432.87	—
Vedanta Resources Plc	236.58	30.07
Sterlite Technologies Limited	0.33	—
Twin Star Holdings Limited (5,950)	0.00	—

	2,669.78	30.07

f) Other current assets
Vedanta Resources Plc	5.37	—

g) Current investments
Vedanta Resources Plc	321.74	—

262 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

	( in Crore)
	Current Year	Previous Year
h) Non-current investments
Cairn India Limited	—	15,881.93
Raykal Aluminium Company Private Limited	200.95	—
Sterlite Technologies Limited	10.86	—
Roshkar Township (Proprietary) Limited	1.28	—
Gaurav Overseas private Limited	0.01	—

	213.10	15,881.93

(xi) Transactions during the year (including pursuant to Scheme of Amalgamation) (Refer note no 33)
a) Loans and advances given / (received) during the year
Vedanta Resources Plc	6.28	—
Roshkar Township (Proprietary) Limited	10.60	—
Konkola Copper Mines Plc	14.95	—
Volcan Investments Limited	1.08	—
Sterlite Iron And Steel Company Limited	(21.45)	0.59
Vedanta Foundation (Previous Year 8,000)	0.00	—
Sterlite Grid Limited	0.08	—
Sterlite Technologies Limited	1.76	—
Goa Maritime Private Limited	(0.27)	—

Total	13.03	0.59

b) Long term borrowings repaid during the year

Vedanta Resources Holding Limited	544.80	—

(xii) During the year, loan receivables from related parties have been assigned against loan payable to a related party amounting to  5,543.09 Crore (comprising of loans given by erstwhile Sterlite to its fellow subsidiaries of  4,633.49 Crore and loan movement during the year including exchange variation amounting to  909.60 Crore).

52	OPERATING LEASE: AS LESSEE

Operating leases are in relation to the office premises, office equipment and other assets, some of which are cancellable and some are non-cancellable. There is an escalation clause in the lease agreements during the primary lease period. There are no restrictions imposed by lease arrangements and there are no sub leases. There are no contingent rents. The information with respect to non cancellable leases are as under:

	( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Within one year of the balance sheet date	30.07	—
Due in a period between one year and five years	129.73	—
Due after five years	239.79	—
Lease payments during the period (on non cancellable leases as defined under IAS 19) is 7.50 Crore.

Financial Statements
Consolidated	263

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

53	DERIVATIVE INSTRUMENTS AND UNHEDGED FOREIGN CURRENCY EXPOSURE

Derivative contracts outstanding as at the reporting date

(a)	To hedge currency risks and interest related risks, the company has entered into various derivatives contracts. The category wise break up of amount outstanding as on Balance Sheet date are given below :

	( in Crore)
Particulars	As at March 31, 2014	As at March 31, 2013
Forex forward cover (net of forward cover sell)	14,729.53	1,128.49
Interest rate swap	703.88	—

(b)	For hedging commodity related risks :- Category wise break up is given below.

Particulars	As at March 31, 2014		As at March 31, 2013
	Purchases	Sales	Purchases	Sales
Forwards / Futures
Copper (MT)	90,725	90,425	—	—
Gold (Oz)	62,478	143,779	—	—
Silver (Oz)	603,152	2,295,815	—	—
Zinc (MT)	—	1,400	—	—
Lead (MT)	—	3,525	—	—
Aluminium (MT)	—	34,700	—	—

(c)	All derivative and Financial instruments are entered for hedging purposes only.
(d)	Unhedged foreign currency exposure is as under :-

	( in Crore)
	As at March 31, 2014	As at March 31, 2013
Trade Payable & Other Current liabilities	7,501.39	124.63
Unsecured Borrowings-Convertible Senior note and interest there on	2,068.40	1,206.79
Foreign Currency Loan and interest thereon	5,029.55	25.51
Trade Receivable & other assets	3,775.05	22.60
Investments	2,827.67	—
Bank balances	6,508.21	0.02

54	The Board of Directors in its meeting held on April 29, 2014, has approved the merger of Goa Energy Limited and Sterlite Infra Limited with the Company with effect from the appointed date of April 1, 2014. Both Goa Energy Limited and Sterlite Infra Limited are wholly owned subsidiaries of the Company and accordingly no shares are proposed to be issued under the merger. The merger is subject to the approval of jurisdictional High Courts and other statutory authorities as may be applicable.

264 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014 applicable.

55	OIL AND GAS RESERVES AND RESOURCES

Cairn’s gross reserve estimates are updated atleast annually based on the forecast of production profiles, determined on an asset-by-asset basis, using appropriate petroleum engineering techniques. The estimates of reserves and resources have been derived in accordance with the Society for Petroleum Engineers “Petroleum Resources Management System (2007)”. The changes to the reserves are generally on account of future development projects, application of technologies such as enhanced oil recovery techniques and true up of the estimates. The management’s internal estimates of hydrocarbon reserves and resources at the period end is as follows :

	March 31, 2014
Particulars	Gross proved and probable hydrocarbons initially in place	Gross proved and probable reserves and resources	Net working interest proved and probable reserves and resources
	(mmboe)	(mmboe)	(mmboe)
Rajasthan MBA Fields	2,208	594	416
Rajasthan MBA EOR	—	271	190
Rajasthan Block Other Fields	2,412	345	241
Ravva Fields	667	49	11
CBOS/2 Fields	217	22	9
Other Fields	551	127	89
Total	6,055	1,408	956

Cairn India Group’s net working interest proved and probable reserves is as follows-

Particulars	Proved and probable reserves		Proved and probable reserves (developed)
	Oil	Gas	Oil	Gas
	(mmstb)	(bscf)	(mmstb)	(bscf)
Reserves as of March 31, 2013*	279.57	18.58	182.38	17.17
Additions / revision during the period	31.41	59.53	34.84	7.95
Production during the period	49.00	6.85	49.00	6.85
Reserves as of March 31, 2014**	261.98	71.26	168.22	18.27

* Includes probable oil reserves of 74.07 mmstb (of which 35.76 mmstb is developed) and probable gas reserves of 11.06 bscf (of which 9.70 bscf is developed)

** Includes probable oil reserves of 84.23 mmstb (of which 32.08 mmstb is developed) and probable gas reserves of 51.70 bscf (of which 9.15 bscf is developed)

mmboe = million barrels of oil equivalent

mmstb = million stock tank barrels

bscf = billion standard cubic feet

1 million metric tonnes = 7.4 mmstb

1 standard cubic meter =35.315 standard cubic feet

MBA = Mangala, Bhagyam & Aishwarya

EOR = Enhanced Oil Recovery

Financial Statements
Consolidated	265

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

56	EMPLOYEE STOCK OPTION PLANS OF CAIRN INDIA LIMITED, SUBSIDIARY OF THE COMPANY :

Cairn has provided various share based payment schemes to its employees. During the year ended March 31, 2014, the following schemes were in operation:

CIPOP Plan	CIPOP	CIESOP	CIPOP Phantom	CIESOP Phantom
Date of Board Approval	17-Nov-06	17-Nov-06	Not applicable	Not applicable
Date of Shareholder’s approval	17-Nov-06	17-Nov-06	Not applicable	Not applicable
Number of options granted till March 2014	12,499,781	30,112,439	4,026,214	758,370
Method of Settlement	Equity	Equity	Cash	Cash
Vesting Period	3 years from grant date	3 years from grant date	3 years from grant date	3 years from grant date
Exercise Period	3 months from vesting date	7 years from vesting date	Immediately upon vesting	Immediately upon vesting

Number of options granted till March 31, 2014

Particulars	CIPOP	CIESOP	CIPOP Phantom		CIESOP Phantom
Date of Grant
01-Jan-07	1,708,195	3,467,702	—		—
20-Sep-07	3,235,194	5,515,053	—		—
29-Jul-08	789,567	3,773,856	822,867		324,548
10-Dec-08	—	36,040	—		38,008
22-Jun-09	—	—	69,750		—
29-Jul-09	994,768	5,405,144	1,230,416	*	211,362
27-Jul-10	584,144	3,027,463	614,999	*	93,572
23-Dec-10	—	—	23,645		—
26-Jul-11	1,006,415	4,733,714	390,654		66,385
23-Jul-12	890,501	4,153,467	441,624		24,495
23-Jul-13	3,290,997	—	432,259		—
Total	12,499,781	30,112,439	4,026,214		758,370

*	includes 169,944 & 260,288 options converted from CIPOP to CIPOP Phantom in July 29, 2009 & July 27, 2010 grants respectively during the financial year 2011-12.

The vesting conditions of the above plans are as under :

CIPOP plan (including phantom options)

Options will vest (i.e., become exercisable) at the end of a “performance period” which has been set by the remuneration committee at the time of grant (although such period will not be less than three years). However, the percentage of an option which vests on this date will be determined by the extent to which pre-determined performance conditions have been satisfied. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.”

CIESOP plan (including phantom options)

There are no specific vesting conditions under CIESOP plan other than completion of the minimum service period. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

266 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

Details of activities under employees stock option plans

CIPOP Plan	March 31, 2014
	Number of options	Weighted average exercise price in
Outstanding at the beginning of the year	1,505,363	10.00
Granted during the year	3,290,997	10.00
Expired during the year	Nil	NA
Exercised during the year	Nil	NA
Forfeited / cancelled during the year	357,047	10.00
Outstanding at the end of the year	4,439,313	10.00
Exercisable at the end of the year	Nil	NA

Weighted average fair value of options granted on the date of grant is 265.08

Weighted average share price at the date of exercise of stock options is NA

CIESOP Plan	March 31, 2014
	Number of options	Weighted average exercise price in
Outstanding at the beginning of the year	13,971,816	298.51
Granted during the year	Nil	NA
Expired during the year	Nil	NA
Exercised during the year	662,266	223.66
Forfeited / cancelled during the year	786,472	325.70
Outstanding at the end of the year	12,523,078	300.76
Exercisable at the end of the year	5,499,118	266.86

Weighted average fair value of options granted on the date of grant is NA

Weighted average share price at the date of exercise of stock options is 314.11

CIPOP Plan – Phantom options	March 31, 2014
	Number of options	Weighted average exercise price in
Outstanding at the beginning of the year	873,689	10.00
Granted during the year	432,259	10.00
Expired during the year	Nil	NA
Exercised during the year	236,392	10.00
Forfeited / cancelled during the year	470,782	10.00
Outstanding at the end of the year	598,774	10.00
Exercisable at the end of the year	Nil	NA

Weighted average fair value of options granted on the date of grant is 280.30

Weighted average share price at the date of exercise of stock options is 303.45

Financial Statements
Consolidated	267

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

CIESOP Plan – Phantom options	March 31, 2014
	Number of options	Weighted average exercise price in
Outstanding at the beginning of the year	41,975	327.86
Granted during the year	Nil	NA
Expired during the year	Nil	NA
Exercised during the year	Nil	NA
Forfeited / cancelled during the year	7,659	331.25
Outstanding at the end of the year	34,316	327.11
Exercisable at the end of the year	Nil	NA
Weighted average fair value of options granted on the date of grant is NA

The details of exercise price for stock options outstanding as at March 31, 2014 are:

Scheme	Range of exercise price in	No. of options outstanding	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in
CIPOP Plan	10.00	4,439,313	1.89	10.00
CIESOP Plan	160.00-331.25	12,523,078	0.46	300.76
CIPOP Plan – Phantom options	10.00	598,774	1.78	10.00
CIESOP Plan – Phantom options	326.85-327.75	34,316	1.03	327.11
Effect of Employees Stock Option Plans on Financial Position

Effect of the employee share-based payment plans on the statement of profit and loss and on its financial position of Cairn is as below:

( in Crore)
Particulars	March 31, 2014
Total Employee Compensation Cost pertaining to share-based payment plans	201.10
Compensation Cost pertaining to equity-settled employee share-based payment plan included above	198.68
Compensation Cost pertaining to cash-settled employee share-based payment plan included above	2.42
Equity settled employee stock options outstanding as at year end	20,804
Liability for cash settled employee stock options outstanding as at year end	778
Deferred compensation cost of equity settled options	9,723
Deferred compensation cost of cash settled options	1,052

Inputs for Fair valuation of Employees Stock Option Plans

The Share Options have been fair valued using an Option Pricing Model (Black Scholes Model). The main inputs to the model and the Fair Value of the options granted during the current year and previous year, based on an independent valuation, are as under:

Variables - CIPOP

Grant date	July 23, 2012	July 23, 2013
Stock Price/fair value of the equity shares on the date of grant ( )	326.85	306.70
Vesting date	July 23, 2015	July 23, 2016
Vesting %	Refer vesting	Refer vesting
	conditions	conditions
Volatility	44.25%	28.30%
Risk free rate	8.18%	8.47%
Time to maturity (years)	3.12	3.13
Exercise price ( )	10.00	10.00
Fair Value of the options ( )	320.98	265.08

268 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

Variables – CIESOP

Grant date	July 23, 2012
Stock Price/fair value of the equity shares on the date of grant ( )	326.85
Vesting date	July 23, 2015
Vesting %	100.00%
Volatility	44.25%
Risk free rate	8.18%
Time to maturity (years)	6.50
Exercise price ( )	326.85
Fair Value of the options ( )	188.87

Note: No options have been granted during the year under CIESOP scheme.

Variables – CIPOP Phantom

Grant date	July 23, 2012	July 23, 2013
Stock Price/fair value of the equity shares on the reporting date ( )	333.00	333.00
Vesting date	July 23, 2015	July 23, 2016
Vesting %	Refer vesting	Refer vesting
	conditions	conditions
Volatility	23.48%	26.54%
Risk free rate	8.48%	8.65%
Time to maturity (years)	1.31	2.32
Exercise price ( )	10.00	10.00
Fair Value of the options ( )	308.05	297.10

Variables – CIESOP Phantom

Grant date	July 23, 2012
Stock Price of the equity shares on the reporting date ( )	333.00
Vesting date	July 23, 2015
Vesting %	Refer vesting
conditions
Volatility	23.48%
Risk free rate	8.48%
Time to maturity (years)	1.31
Exercise price ( )	326.85
Fair Value of the options ( )	46.32

Note: No options have been granted during the year under CIESOP Phantom scheme.

Volatility is the measure of the amount by which the price has fluctuated or is expected to fluctuate during the period. The measure of volatility used in Black-Scholes option-pricing model is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time. Time to maturity /expected life of options is the period for which the Cairn expects the options to be live. Time to maturity has been calculated as an average of the minimum and maximum life of the options.

Financial Statements
Consolidated	269

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

57	FINANCIAL INFORMATION OF SUBSIDIARY COMPANIES PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

The Ministry of Corporate Affairs, Government of India, vide General Circular No. 2 and 3 dated February 8, 2011 and February 21, 2011 respectively has granted a general exemption from compliance with section 212 of the Companies Act, 1956, subject to fulfillment of conditions stipulated in the circular. The Company has satisfied the conditions stipulated in the circular and hence is entitled to the exemption. Necessary information relating to the subsidiaries has been included in the Consolidated Financial Statements.

													( in Crore)
S.No	Name of the Subsidiary Company	Reporting Currency	Capital	Reserves	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Total Revenue	Profit Before Taxation	Provision for Taxation	Profit After Taxation	Dividend	Country of Incorporation
1	Bharat Aluminium Company Limited	INR	220.62	4,148.05	11,126.55	11,126.55	—	3,694.19	15.88	(23.00)	38.88	—	India
2	Sterlite Infra Limited	INR	0.05	(216.05)	5,977.68	5,977.68		—	(74.93)	—	(74.93)	—	India
3	Copper Mines of Tasmania Pty Limited	INR	0.00	334.15	494.57	494.57	—	752.53	(31.32)	(12.97)	(18.35)	—	Australia
		AUD Mn	0.00	59.98	88.77	88.77		135.07	(5.62)	(2.33)	(3.29)	—
4	Thalanga Copper Mines Pty Limited	INR	3.22	(2.50)	5.10	5.10	—	0.98	(3.42)	(1.02)	(2.40)	—	Australia
		AUD Mn	0.58	(0.45)	0.92	0.92	—	0.18	(0.61)	(0.18)	(0.43)	—
5	Monte Cello B.V.	INR	0.13	1,911.35	1,923.14	1,923.14	—	67.54	66.44	5.73	60.71	—	Netherland
		USD Mn	0.02	318.03	319.99	319.99		11.24	11.06	0.95	10.11	—
6	Hindustan Zinc Limited	INR	845.06	36,572.55	41,676.67	41,676.67	22,506.39	15,535.43	7,969.71	1,065.09	6,904.62	1,730.20	India
7	MALCO Energy Limited (Earlier Vedanta Aluminium Limited)	INR	270.93	2,873.52	3,222.55	3,222.55	33.86	1,459.91	98.70	—	98.70		India
8	Fujairah Gold FZC	INR	111.32	8.45	1,125.93	1,125.93	—	5,654.99	26.49	—	26.49	—	UAE
		AED Mn	68.36	5.19	691.44	691.44	—	3,472.75	16.27	—	16.27	—
9	Talwandi Sabo Power Limited	INR	2,500.00	(86.53)	10,119.15	10,119.15	21.71	—	(46.89)	—	(46.89)	—	India
10	Sterlite (USA) Inc.	INR	0.00	(0.01)	0.00	0.00	—	—	—	—	—	—	USA
		USD Mn	0.00	(0.00)	0.00	0.00	—	—	—	—	—	—
11	THL Zinc Ventures Ltd	INR	102.17	4,161.34	4,263.57	4,263.57	—	0.00	(0.08)	—	(0.08)	—	Mauritius
		USD Mn	17.00	692.41	709.42	709.42		0.00	(0.01)	—	(0.01)	—
12	THL Zinc Ltd	INR	107.95	5,503.11	5,620.60	5,620.60	—	425.71	(907.33)	21.51	(928.84)	—	Mauritius
		USD Mn	17.96	915.66	935.21	935.21		70.83	(150.97)	3.58	(154.55)	—
13	THL Zinc Holding B.V.	INR	75.90	3,480.06	3,563.53	3,563.53	—	294.72	(355.16)	5.87	(361.09)	—	Netherland
		USD Mn	12.63	579.05	592.94	592.94		49.04	(59.10)	0.98	(60.08)	—
14	THL Zinc Namibia Holdings (Proprietary) Ltd	INR	545.56	162.77	714.58	714.58	—	267.29	266.86	—	266.86	—	Namibia
		NAD Mn	960.05	286.44	1,257.50	1,257.50		470.37	469.61	—	469.61	—
15	Skorpion Zinc (Proprietary) Limited	INR	0.00	2.94	567.86	567.86	10.60	268.03	267.30	—	267.30	267.08	Namibia
		NAD Mn	0.00	5.17	999.29	999.29	18.65	471.67	470.39		470.39	470.00
16	Skorpion Mining Company (Proprietary) Limited	INR	0.00	(272.15)	360.29	360.29	—	216.35	(123.94)	—	(123.94)	—	Namibia
		NAD Mn	0.00	(478.91)	634.02	634.02	—	380.72	(218.10)		(218.10)	—
17	Namzinc (Proprietary) Limited	INR	0.00	488.40	1,117.78	1,117.78	—	1,495.93	462.01	—	462.01	—	Namibia
		NAD Mn	0.00	859.46	1,967.02	1,967.02	—	2,632.47	813.02	—	813.02
18	Amica Guesthouse (Proprietary) Limited	INR	0.00	(0.81)	0.29	0.29	—	1.18	(0.04)	—	(0.04)	—	Namibia
		NAD Mn	0.00	(1.42)	0.51	0.51	—	2.07	(0.07)	—	(0.07)	—
19	Rosh Pinah Health Care (Proprietary) Limited	INR	0.00	4.27	4.42	4.42	—	0.43	(0.54)	—	(0.54)	—	Namibia
		NAD Mn	0.00	7.52	7.78	7.78	—	0.76	(0.95)	—	(0.95)	—

270 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

( in Crore)
S.No	Name of the Subsidiary Company	Reporting Currency	Capital	Reserves	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Total Revenue	Profit Before Taxation	Provision for Taxation	Profit After Taxation	Dividend	Country of Incorporation
20	Black Mountain Mining (Proprietary) Limited	INR	0.00	704.64	1,148.09	1,148.09	—	1,020.08	294.85	87.17	207.68	156.27	South Africa
		ZAR Mn	0.00	1,239.99	2,020.34	2,020.34	—	1,795.08	518.86	153.40	365.46	275.00
21	Vedanta Lisheen Holdings Limited	INR	0.00	5.80	5.80	5.80	—	273.50	270.45	—	270.45	270.45	Ireland
		USD Mn	0.00	0.96	0.96	0.96		45.51	45.00	—	45.00	45.00
22	Vedanta Lisheen Mining Limited	INR	0.00	168.18	168.18	168.18	—	43.17	(11.16)	(0.58)	(10.58)	30.05	Ireland
		USD Mn	0.00	27.98	27.98	27.98	—	7.18	(1.86)	(0.10)	(1.76)	5.00
23	Killoran Lisheen Mining Limited	INR	0.00	72.30	72.30	72.30	—	38.97	8.70	4.41	4.35	30.05	Ireland
		USD Mn	0.00	12.03	12.03	12.03	—	6.48	1.45	0.73	0.72	5.00
24	Killoran Lisheen Finance Limited	INR	0.00	1.64	1.64	1.64	—	2.80	—	—	—	—	Ireland
		USD Mn	0.00	0.27	0.27	0.27	—	0.47	—	—	—	—
25	Lisheen Milling Limited	INR	0.01	242.89	242.90	242.90	—	1,390.47	140.90	98.62	42.28	210.35	Ireland
		USD Mn	0.00	40.41	40.42	40.42	—	231.36	23.44	16.41	7.03	35.00
26	Sterlite Ports Limited	INR	0.05	(2.76)	0.09	0.09	—	—	(2.08)	—	(2.08)	—	India
27	Sterlite Infraventures Limited	INR	0.13	(0.40)	1.46	1.46	—	—	(0.04)	—	(0.04)	—	India
28	Vizag General Cargo Berth Private Limited	INR	0.01	(51.49)	628.07	628.07	21.46	110.46	(36.36)	—	(36.36)	—	India
29	Cairn India Holdings Limited	INR	3,555.54	12,645.51	15,971.47	15,971.47	2,823.92	—	5,174.86	—	5,174.86		Jersey
30	Cairn Energy Gujarat Block 1 Limited	INR	1.43	7.39	0.03	0.03	—	—	0.66	—	0.66		United Kingdom
31	Cairn Exploration (No.7) Limited	INR	1.83	(1.74)	0.10	0.10	—	—	(0.20)	—	(0.20)		United Kingdom
32	Cairn Exploration (No.6) Limited	INR	0.07	(0.05)	0.07	0.07	—	—	(0.01)	—	(0.01)		United Kingdom
33	Cairn Exploration (No.4) Limited*	INR	—	—	—	—	—	—	(0.03)	—	(0.03)		United Kingdom
34	Cairn Exploration (No.2) Limited	INR	3.64	(3.79)	0.03	0.03	—	—	(0.40)	—	(0.40)		United Kingdom
35	Cairn Energy Discovery Limited	INR	0.20	(1.49)	—	—	—	—	(0.15)	—	(0.15)		United Kingdom
36	Cairn Energy Hydrocarbons Limited	INR	2,139.95	7,822.71	17,027.44	17,027.44	2.77	8,834.82	5,647.32	98.50	5,548.82		United Kingdom
37	Cairn Energy Petroleum India Limited*	INR	—	—	—	—	—	—	—	—	—		United Kingdom
38	Cairn Energy Holdings Limited	INR	1,902.68	(1,910.42)	34.90	34.90	0.63	(0.64)	(0.79)	(0.47)	(0.32)		United Kingdom
39	Cairn Energy Netherlands Holdings B.V.	INR	5.35	(5.12)	0.32	0.32	0.22	—	(0.09)	—	(0.09)		Netherlands
40	Cairn Energy Group Holdings B.V.*	INR	—	—	—	—	—	—	0.12	—	0.12		Netherlands
41	Cairn Energy India Holdings B.V.*	INR	—	—	—	—	—	—	0.02	—	0.02		Netherlands
42	Cairn Energy Gujarat Holding B.V.*	INR	—	—	—	—	—	—	—	—	—		Netherlands
43	Cairn Energy Gujarat B.V.	INR	—	—	—	—	—	—	—	—	—		Netherlands
44	Cairn Energy India West Holding B.V.*	INR	—	—	—	—	—	—	—	—	—		Netherlands
45	Cairn Energy India West B.V.	INR	—	—	—	—	—	—	—	—	—		Netherlands
46	Cairn Energy Cambay Holding B.V.*	INR	—	—	—	—	—	—	—	—	—		Netherlands
47	Cairn Energy Cambay B.V.	INR	—	—	—	—	—	—	—	—	—		Netherlands
48	Cairn Energy Australia Pty Limited	INR	3,696.08	(3,694.94)	0.79	0.79	0.13	—	(0.30)	(1.33)	1.03		Australia
49	CEH Australia Limited	INR	—	—	—	—	—	—	—	—	—		British Virgin Islands
50	CEH Australia Pty Limited*	INR	—	—	—	—	—	—	—	—	—		Australia
51	Cairn Energy Asia Pty Limited*	INR	—	—	—	—	—	—	(0.24)	—	(0.24)		Australia
52	Wessington Investments Pty. Limited*	INR	—	—	—	—	—	—	—	—	—		Australia
53	Cairn Energy Investments Australia Pty Limited*	INR	—	—	—	—	—	—	—	—	—		Australia
54	Sydney Oil Company Pty. Limited*	INR	—	—	—	—	—	—	—	—	—		Australia

Financial Statements
Consolidated	271

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

													( in Crore)
S.No	Name of the Subsidiary Company	Reporting Currency	Capital	Reserves	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Total Revenue	Profit Before Taxation	Provision for Taxation	Profit After Taxation	Dividend	Country of Incorporation
55	Cairn Energy India Pty Limited	INR	—	—	—	—	—	—	—	—	—		Australia
56	Cairn Lanka Private Limited	INR	829.74	(671.74)	525.32	525.32	—	—	(58.45)	—	(58.45)		Sri Lanka
57	CIG Mauritius Holding Pvt Limited	INR	948.55	(1.19)	947.39	947.39	—	—	(0.12)	—	(0.12)		Mauritius
58	CIG Mauritius Private Limited	INR	947.37	10.98	830.04	830.04	—	—	11.67	—	11.67		Mauritius
59	Cairn South Africa Proprietary Limited	INR	160.31	(167.91)	0.45	0.45	—	—	(94.97)	—	(94.97)		South Africa
60	Cairn India Limited	INR	1,907.63	36,870.53	44,205.43	44,205.43	—	11,829.17	7,775.45	321.12	7,454.33	2,801.50	India
61	Paradip Multi Cargo Berth Private Limited	INR	0.01	(0.90)	0.00	0.00	—	—	(0.05)	—	(0.05)	—	India
62	Pecvest 17 Proprietary Limited	INR	0.00	—	0.00	0.00	—	—	—	—	—	—	South Africa
		ZAR Mn	0.00	—	0.00	0.00	—	—	—	—	—	—
63	Bloom Fountain Limited	INR	138.89	1,105.37	1,299.13	1,299.13	—	0.76	(0.25)	—	(0.25)	—	Mauritius
		USD Mn	23.11	183.92	216.16	216.16	—	0.13	(0.04)	—	(0.04)	—
64	Western Cluster Limited	INR	—	—	569.90	569.90	—	—	—	—	—	—	Liberia
		USD Mn	—	—	94.83	94.83	—	—	—	—	—	—
65	Sesa Resources Limited	INR	1.25	1,659.93	1,790.50	1,790.50	0.02	56.46	(48.18)	(8.54)	(39.64)	—	India
66	Goa Energy Limited	INR	0.05	5.66	74.49	74.49		29.43	10.94	(3.55)	14.49	—	India
67	Twin Star Mauritius Holding Limited	INR	36.06	(4,260.20)	34,850.79	34,850.79	—	922.51	(1,363.93)	—	(1,363.93)	—
		USD Mn	6.00	(708.85)	5,798.82	5,798.82	—	153.50	(226.94)	—	(226.94)	—	Mauritius
68	Twin Star Energy Holding Limited	INR	36.07	(0.40)	36.06	36.06	—	—	(0.06)	—	(0.06)	—
		USD Mn	6.00	(0.07)	6.00	6.00	—	—	(0.01)	—	(0.01)	—	Mauritius
69	Sesa Mining Corporation Limited	INR	11.50	66.46	279.57	279.57	—	1.84	(72.51)	1.43	(73.94)	—	India
70	Vedanta Exploration Ireland Limited	INR	0.00	—	0.00	0.00	—	—	—	—	—		Ireland
		USD Mn	0.00	—	0.00	0.00	—	—	—	—	—	—
71	Maritime Ventures Private Limited	INR	0.01	(2.14)	2.41	2.41	—	19.85	(2.14)	—	(2.14)	—	India
72	Lakomasko B.V	INR	0.00	1.25	1.28	1.28	—	0.00	(0.43)	—	(0.43)	—
		USD Mn	0.00	0.21	0.21	0.21	—	0.00	(0.07)		(0.07)	0	Netherlands

*	Liquidated during the year.

Exchange Rates as on 31.03.2014: 1 AUD= 55.7125, 1 USD = 60.0998, 1 AED = 16.2839,1 NAD = 5.6826, 1 ZAR = 5.6827

We undertake to make available the audited annual accounts and related information of subsidiaries, where applicable, upon request by any of our shareholders. The annual accounts will also be available for inspection during business hours at Registered office of the Company and its subsidiaries.

272 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2014

Financial information of subsidiary companies pursuant to Section 212 of the Companies Act, 1956 for the year ended March 31, 2013

	( in Crore)
S.No	Name of the Subsidiary Company	Reporting Currency	Capital	Reserves	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Total Revenue	Profit Before Taxation	Provision for Taxation	Profit After Taxation	Dividend	Country of Incorporation
1	Sesa Resources Limited	INR	1.25	1,699.57	1,788.45	1,788.45	1,185.42	405.05	91.26	22.47	68.79	—	India
2	Sesa Mining Corporation Limited	INR	11.50	140.40	282.94	282.94	11.35	95.65	(14.73)	(4.50)	(10.23)	—	India
3	Bloom Fountain Limited	INR	15.55	1,006.96	1,022.65	1,022.65	—	7.19	6.22	—	6.22	—	Mauritius
		USD Mn	2.86	185.14	188.02	188.02	—	1.32	1.14	—	1.14	—
4	Western Cluster Limited	INR	—	—	363.40	363.40	—	—	—	—	—	—	Liberia
		USD Mn	—	—	66.81	66.81	—	—	—	—	—	—
5	Goa Energy Limited	INR	0.05	(1.73)	77.05	77.05	—	29.91	9.33	2.87	6.46	—	India

58	Consequent to the effectiveness of the Scheme of Amalgamation and Arrangement and acquisitions (Refer note no 33 to 35), the current year’s figures are not comparable with the previous year’s figures. Previous year’s figures have been regrouped/reclassified wherever necessary to conform with the current year’s classification / disclosure.

For and on behalf of Board of Directors

Navin Agarwal

Executive Chairman

D. D. Jalan

Whole Time Director &

Chief Financial Officer

Place : Mumbai

Dated : April 29, 2014

Thomas Albanese

Chief Executive Officer

C. D. Chitnis

Company Secretary

276 Sesa Sterlite Limited (formerly known as Sesa Goa Limited)	Annual Report 2013-14

AWARDS &

ACCOLADES

ZINC INDIA	JHARSUGUDA ALUMINIUM	COPPER INDIA/ AUSTRALIA	OIL & GAS
Hindustan Zinc Limited			Cairn India

•    Received the Corporate Social Responsibility Award 2013 by the Udaipur Chamber of Commerce & Industry

•    Received a commendation certificate at the CII ITC Sustainability Awards

•    Chanderiya Smelting Complex (CSC) was honoured with the State Level Bhamashah Award 2013

•    CSC received the Indian Manufacturing Excellence Award 2013 by Frost & Sullivan

•    CSC was honoured with the Ramkrishna Bajaj National Quality Award 2013 for Business Excellence

BALCO

•    Received the Shristi Good Green Governance Award 2013

•    Honoured with the ‘Sita Ram Rungta Social Awareness Award’ for their Bodai-Daldali Bauxite Mines

•    Won the CII Best Environment Practice Award 2013 in the Innovative Category

•    Won the Global CSR Excellence & Leadership Awards, presented by the World CSR Congress 2014 in two categories: Community development & Best Use of CSR Practices in the Manufacturing Sector

•    Won the Best CSR Practices Award in the Mining Sector at the National CSR Conclave Awards

•    Plant 1 & CPP received Frost & Sullivan’s Green Manufacturing Excellence Award 2013

•    Smelter 1 & CPP was granted the 14th National Award for Excellence in Energy Management by CII

•    Awarded the Best CSR Practices Award 2013 for ‘Women Empowerment’ & ‘Community Development’ initiatives

•    Honoured with the CII Odisha Award 2013 for Best Practices in Environment, Health & Safety

•    Granted the ‘Outstanding and Noteworthy Accomplishments award’ in the Sector at the ‘6th India Power Awards 2013’ by the Council of Power Utilities

•    Smelter 1 was honoured with Frost & Sullivan’s ‘The Economic Times India Manufacturing Excellence Awards 2013’

•    Smelter 1 won the National Energy Conservation Award 2013 by BEE

•    Won the National Award for Best CSR Practice at the National CSR Conclave

•    Received the ‘Support and Improvement in Quality Education Award’ & ‘Innovative Efforts for Sustainable Growth Award’ at the Odisha CSR Conclave Award 2014

•    Copper Smelting plant received the Safety Innovation Award 2013 from the Institution of Engineers (India)

•    Copper Smelting plant was granted the CII EHS 2013 ‘3 Star Appreciation Award’ in recognition to their efforts in Environment, Health & Safety practices

•    Copper Mines of Tasmania (CMT) and Queenstown Heritage and Arts Festival won the 2013 Creative Partnerships Australia, Toyota Community Award

LANJIGARH

•    Won the Greentech CSR and the Greentech Environment Award 2014

•    Secured the World HRD Congress 2013’s Employer Branding Award in the ‘Managing Health at Work’ category

•    Won the Safety Award (Cross Country Crude Oil Pipeline) 2013 from the Oil Industry Safety Directorate (OISD)

•    Named the ‘World’s fastest growing Energy company’ in the Platts Top 250 Global Energy Company Rankings 2013, for a three-year CAGR of 121%

•    Mangala Oil & Gas field was granted the 3rd FICCI Safety Systems Excellence Awards for Manufacturing 2013

•    Received the FICCI Corporate Social Responsibility Award 2013

ZINC INTERNATIONAL

•    Lisheen Mine received the Bank of Ireland Community Spirit Award 2013 for their Business in the Community project

•    Skorpion Mine was rewarded with the ‘National Energy Conservation Award 2013’by the Ministry of Power, Government of India

CRISIL

RESEARCH

Portfolio Credit Quality Analysis

Very Good

Portfolio

Credit Quality

Sesa Sterlite Limited

CRISIL Research certifies that for the Financial Year 2013-14, the overall credit quality of Sesa Sterlite Limited’s treasury portfolio of fixed income investments has been consistently evaluated as “Very Good” (highest safety from credit default on CRISIL’s 4 point scale)

/s/ Mukesh Agarwal

Mukesh Agarwal

President CRISIL Research

Disclaimer: CRISIL Research, a division of CRISIL Limited (CRISIL, a Standard and Poor’s Company) has taken due care and caution in the portfolio credit quality analysts (Analysts). Information has been obtained by CRISIL from sources which it considers reliable. However, CRISIL does not guarantee the accuracy, adequacy or completeness of any information and is not responsible for any errors or omissions or for the results obtained from the use of date. CRISIL especially states that it has financial liability whatsoever to the subscribers/users/transmitters/distributors of the Analysts.

Sesa Sterlite Limited

(Formerly known as Sesa Goa Limited)

CIN: L13209GA1965PLC00044

Sesa Ghor, 20 EDC Complex,

Patto, Panaji,

Goa 403001, India.

Tel. +91 832 2460601

www.sesasterlite.com

concept, content and design at aicl [info@aicl.in]